As filed with the Securities and Exchange Commission on August 17, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CINCINNATI BELL INC.

(Exact name of registrant as specified in its charter)

Ohio	4813	31-1056105
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

221 East Fourth Street

Cincinnati, Ohio 45202

(513) 397-9900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher J. Wilson, Esq.

Vice President and General Counsel

221 East Fourth Street

Cincinnati, Ohio 45202

(513) 397-9900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert I. Townsend, III, Esq. William V. Fogg, Esq. O. Keith Hallam, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John T. Komeiji Chief Administrative Officer and General Counsel Hawaiian Telcom Holdco, Inc. 1177 Bishop Street Honolulu, Hawai‘i 96813 808-546-4511	Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 (213) 229-7000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Common Shares, par value $0.01 per share	7,915,372(2)	N/A	$149,277,929.10(3)	$17,301.32

(1)	This registration statement relates to common shares, par value $0.01 per share (“Cincinnati Bell common shares”), of the registrant issuable to holders of common stock, par value $0.01 per share (“Hawaiian Telcom common stock”), of Hawaiian Telcom Holdco, Inc., a Delaware corporation (“Hawaiian Telcom”), pursuant to the Agreement and Plan of Merger, dated as of July 9, 2017, by and among the registrant, Hawaiian Telcom and Twin Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of the registrant (the “merger agreement”).
(2)	Represents the estimated maximum number of Cincinnati Bell common shares to be issued in connection with the merger described herein. The number of Cincinnati Bell common shares is based on the product of (i) 12,136,417, which is the sum of (w) 11,587,963 shares of Hawaiian Telcom common stock outstanding as of August 8, 2017, plus (x) 386,010 shares of Hawaiian Telcom common stock potentially issuable in respect of Hawaiian Telcom restricted stock units under Hawaiian Telcom benefit and compensation plans outstanding between the date hereof and the closing date (assuming any applicable performance criteria are achieved at maximum performance levels), plus (y) 162,444 shares of Hawaiian Telcom common stock potentially issuable in respect of Hawaiian Telcom annual performance-based bonuses and retention bonuses under Hawaiian Telcom benefit and compensation plans outstanding between the date hereof and the closing date, multiplied by (ii) 0.6522, which is the mixed consideration exchange ratio under the merger agreement. Pursuant to the merger agreement, the merger consideration is subject to proration to ensure that the aggregate number of Cincinnati Bell common shares to be issued by Cincinnati Bell in the merger will be the same as if all electing stockholders received the mixed consideration, as described herein.
(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and computed pursuant to Rule 457(c) and 457(f)(1) and (3) of the Securities Act of 1933, as amended. The proposed maximum offering price is equal to the product of (a) $30.75, the average of the high and low prices per share of Hawaiian Telcom common stock as reported on the Nasdaq Stock Market on August 15, 2017 and (b) 12,136,417, the estimated maximum number of shares of Hawaiian Telcom common stock outstanding as of August 8, 2017 or potentially issuable under various benefit and compensation plans between the date hereof and the closing date, less (c) $223,916,893.65, which is the estimated maximum amount of cash to be paid by Cincinnati Bell in exchange for shares of Hawaiian Telcom common stock in the merger pursuant to the merger agreement.
(4)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $115.90 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Cincinnati Bell may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which the proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED AUGUST 17, 2017

Hawaiian Telcom Holdco, Inc.

1177 Bishop Street

Honolulu, Hawai‘i 96813

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

[            ], 2017

Dear Stockholder of Hawaiian Telcom Holdco, Inc.:

On July 9, 2017, Hawaiian Telcom Holdco, Inc. (“Hawaiian Telcom”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”), with Cincinnati Bell Inc., an Ohio corporation (“Cincinnati Bell”), and Twin Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Cincinnati Bell (“Merger Sub”).

The merger agreement provides for Merger Sub to be merged with and into Hawaiian Telcom (the “merger”), after which Hawaiian Telcom will survive the merger as a wholly owned subsidiary of Cincinnati Bell. If the merger is completed, for each share of Hawaiian Telcom common stock you own, you will receive (unless you seek appraisal and comply with all related statutory requirements of the General Corporation Law of the State of Delaware (the “DGCL”)), at your election, any one of the following less applicable withholding taxes (the “merger consideration”): (a) 1.6305 common shares, par value $0.01 per share, of Cincinnati Bell (the “Cincinnati Bell common shares”), plus cash in lieu of fractional shares (the “share consideration”), (b) 0.6522 Cincinnati Bell common shares and $18.45 in cash, without interest, plus cash in lieu of fractional shares (the “mixed consideration”), or (c) $30.75 in cash, without interest (the “cash consideration”). You will have an opportunity to specify the number of shares with respect to which you elect to receive the share consideration, mixed consideration or cash consideration. Both the election to receive the cash consideration and the election to receive the share consideration will be subject to proration procedures to ensure the total amount of cash paid and the total number of Cincinnati Bell common shares issued in the merger, as a whole, will equal the total amount of cash and number of Cincinnati Bell common shares that would have been paid and issued if all Hawaiian Telcom stockholders received the mixed consideration. Each share as to which you do not make an election will receive the mixed consideration. Changes in the market price of Cincinnati Bell common shares prior to the completion of the merger will affect the value of the share consideration and the mixed consideration. Accordingly, we urge you to obtain current market quotations for Cincinnati Bell common shares before deciding whether to vote for adoption of the merger agreement. Shares of Hawaiian Telcom common stock are currently traded on the Nasdaq Stock Market (“NASDAQ”) under the symbol “HCOM”, and Cincinnati Bell common shares are currently traded on the New York Stock Exchange (“NYSE”) under the symbol “CBB”.

In connection with the merger, Hawaiian Telcom will hold a special meeting of its stockholders (the “special meeting”) to adopt the merger agreement and to consider and vote on certain other matters. The affirmative vote of the holders of a majority of all outstanding shares of Hawaiian Telcom common stock entitled to vote on the merger proposal is required to adopt the merger agreement. Stockholders of record as of [            ] (the “record date”) are entitled to vote to adopt the merger agreement and for the other proposals presented at the special meeting. In connection with the signing of the merger agreement, Twin Haven Capital Partners L.L.C. and certain of its affiliates, who, collectively and in the aggregate, hold voting power over approximately [    ]% of the outstanding shares of Hawaiian Telcom common stock as of the record date, entered into a voting agreement with Cincinnati Bell. Pursuant to the voting agreement, among other things, such stockholders agreed to vote in favor of adoption of the merger agreement the lesser of 25% of the outstanding shares of Hawaiian Telcom common stock or the total number of shares of Hawaiian Telcom common stock then held by such stockholders.

YOUR VOTE IS VERY IMPORTANT

Information about the special meeting, the merger and the other business to be considered by the Hawaiian Telcom stockholders at the special meeting is contained in the accompanying proxy statement/prospectus, which we urge you to read in its entirety. In particular, see the section titled “Risk Factors” beginning on page 40 of the accompanying document.

The Hawaiian Telcom board of directors has adopted resolutions approving the merger agreement and declaring it advisable, fair to and in the best interests of Hawaiian Telcom and its stockholders for Hawaiian Telcom to enter into the merger agreement, complete the transactions contemplated thereby, including the merger, and perform Hawaiian Telcom’s obligations thereunder, and has adopted, approved and declared advisable and authorized in all respects the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Hawaiian Telcom board of directors recommends that the Hawaiian Telcom stockholders vote (1) “FOR” the proposal to adopt the merger agreement; (2) “FOR” the proposal to approve, on a nonbinding, advisory basis, certain compensation that will be paid or may become payable to Hawaiian Telcom’s named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K (the “merger-related compensation”); and (3) “FOR” any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

If you have any questions concerning the merger, the special meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of Hawaiian Telcom common stock, please contact Hawaiian Telcom’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

Sincerely,

Scott K. Barber
President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the transactions contemplated by the merger agreement or the securities to be issued under the accompanying proxy statement/prospectus or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying document is dated [            ] and is first being mailed to the Hawaiian Telcom stockholders on or about [            ].

Notice of Special Meeting of Stockholders of Hawaiian Telcom

Hawaiian Telcom Holdco, Inc.

1177 Bishop Street

Honolulu, Hawai‘i 96813

[            ], 2017

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder of Hawaiian Telcom Holdco, Inc.:

Notice is hereby given that a special meeting of stockholders (the “special meeting”) of Hawaiian Telcom Holdco, Inc., a Delaware corporation (“Hawaiian Telcom”), will be held on [            ] at the headquarters of Hawaiian Telcom at 1177 Bishop Street, Honolulu, Hawai‘i 96813 at [            ], local time. Only Hawaiian Telcom stockholders of record at the close of business on [            ], the record date, are entitled to receive this notice and to vote at the special meeting or any adjournment or postponement of that meeting. The special meeting has been called for the following purposes:

1. Adoption of the Merger Agreement. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of July 9, 2017, by and among Hawaiian Telcom, Cincinnati Bell Inc., an Ohio corporation (“Cincinnati Bell”), and Twin Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Cincinnati Bell (“Merger Sub”) (as it may be amended from time to time, the “merger agreement”), pursuant to which, among other things, Merger Sub will be merged with and into Hawaiian Telcom, with Hawaiian Telcom surviving the merger as a subsidiary of Cincinnati Bell (the “merger”);

2. Advisory Vote Regarding Merger-Related Compensation. To consider and approve, on a nonbinding, advisory basis, the merger-related compensation; and

3. Adjournment or Postponement of the Special Meeting. To consider and vote upon any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

Hawaiian Telcom will transact no other business at the special meeting except such business that may properly come before the special meeting or any adjournment, postponement or other delay of the special meeting.

The Hawaiian Telcom board of directors has approved and declared advisable the merger agreement and is submitting the merger agreement to the Hawaiian Telcom stockholders for adoption at the special meeting. The merger agreement will be adopted upon receiving the affirmative vote of the holders of a majority of all outstanding shares of Hawaiian Telcom common stock entitled to vote thereon at the special meeting.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions as soon as possible. If you hold shares of Hawaiian Telcom common stock in your name as a stockholder of record, please complete, sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope, use the toll-free telephone number shown on the proxy card or use the internet website shown on the proxy card. If you hold shares of Hawaiian Telcom common stock through a bank or broker, please use the voting instructions you have received from your bank or broker. Submitting your proxy will not prevent you from attending the special meeting and voting in person. Please note, however, that if you hold shares of Hawaiian Telcom common stock through a broker, bank, trustee or other nominee, and you wish to vote in person at the special meeting, you must obtain from your broker, bank, trustee or other nominee a legal proxy issued in your name. You may revoke your proxy by attending the special meeting and voting your shares of Hawaiian Telcom common stock in person. You may also revoke your proxy at any time prior to your shares being voted by providing a written notice of revocation to the Secretary of Hawaiian Telcom at the address provided with the proxy card at or before the special meeting or by submitting a proxy card bearing a later date. For shares you hold beneficially in “street name” through a broker, bank, trustee or other nominee, you will need to follow the instructions provided to you by your broker, bank, trustee or other nominee in order to revoke your proxy or submit new voting instructions.

Special Meeting Information	Proxy Voting Information
When: [ ] at [ ], local time

Where: Headquarters of Hawaiian Telcom Holdco, Inc., 1177 Bishop Street, Honolulu, Hawai‘i 96813.	You do not need to attend the special meeting to vote your shares. You can vote your shares by proxy, by mail, telephonically or over the Internet, by following the instructions on your proxy card or the voting instruction form provided by your broker, bank, trustee or other nominee.
Stockholders will be asked to sign in upon arrival.
Your vote is important to us. Even if you cannot attend the special meeting, please vote your shares.

The Hawaiian Telcom board of directors recommends that the Hawaiian Telcom stockholders vote:

1.	“FOR” the proposal to adopt the merger agreement;

2.	“FOR” the proposal to approve, on a nonbinding, advisory basis, the merger-related compensation; and

3.	“FOR” any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

By Order of the Board of Directors,

Sean K. Clark

Secretary

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Hawaiian Telcom and Cincinnati Bell from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the public reference room of the Securities and Exchange Commission (the “SEC”) located at 100 F Street, N.E., Washington, D.C. 20549, and through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Cincinnati Bell Inc. 221 East Fourth Street Cincinnati, OH 45202 (513) 397-9900 Attention: Investor Relations http://investor.cincinnatibell.com	Hawaiian Telcom Holdco, Inc. 1177 Bishop Street Honolulu, HI 96813 (808) 546-4511 Attention: Secretary http://ir.hawaiiantel.com

or

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

If you would like to request any documents, please do so by [            ] in order to receive them before the special meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For more information, please see the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Cincinnati Bell, constitutes a prospectus of Cincinnati Bell under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to Cincinnati Bell common shares to be issued to Hawaiian Telcom stockholders under the merger agreement. This proxy statement/prospectus also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Hawaiian Telcom stockholders, at which meeting Hawaiian Telcom stockholders will be asked to vote upon a proposal to adopt the merger agreement, among other things.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of [            ], 2017. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Hawaiian Telcom stockholders nor the issuance by Cincinnati Bell of its common shares in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Information contained in this proxy statement/prospectus regarding Hawaiian Telcom has been provided by Hawaiian Telcom and information contained in this proxy statement/prospectus regarding Cincinnati Bell has been provided by Cincinnati Bell.

i

QUESTIONS AND ANSWERS

Set forth below are questions that you, as a stockholder of Hawaiian Telcom, may have regarding the merger and the special meeting, and brief answers to those questions. These questions and answers may not address all questions that are important to you. For a more complete description of the legal and other terms of the merger, we encourage you to read carefully this entire document, including the merger agreement, which is attached as Annex A to this proxy statement/prospectus, and the documents incorporated by reference into this document. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section of this proxy statement/prospectus titled “Where To Find More Information” beginning on page 192.

Q:	Why am I receiving these materials?

A:	On July 9, 2017, Hawaiian Telcom, Cincinnati Bell and Merger Sub entered into the merger agreement, which provides for the merger of Merger Sub, a direct wholly owned subsidiary of Cincinnati Bell, with and into Hawaiian Telcom, with Hawaiian Telcom surviving the merger as a direct wholly owned subsidiary of Cincinnati Bell. In order to complete the merger, Hawaiian Telcom stockholders must vote to adopt the merger agreement. This document is being delivered to you as both a proxy statement of Hawaiian Telcom and a prospectus of Cincinnati Bell in connection with the merger. It is the proxy statement by which the Hawaiian Telcom board of directors is soliciting proxies from you to vote in favor of the proposal to adopt the merger agreement at the special meeting or at any adjournment or postponement of the special meeting. Hawaiian Telcom stockholders are also being asked to vote on a proposal to approve, on a nonbinding, advisory basis, the merger-related compensation. This document is also the prospectus for the offering by Cincinnati Bell of Cincinnati Bell common shares to pay for the share portion of the merger consideration, as described below.

Q:	What is the proposed transaction?

A:	The proposed transaction is the merger of Merger Sub with and into Hawaiian Telcom pursuant to the merger agreement. Following the effective time of the merger, Hawaiian Telcom would be a direct wholly owned subsidiary of Cincinnati Bell. Cincinnati Bell will issue approximately 7.9 million Cincinnati Bell common shares to Hawaiian Telcom stockholders in the merger (including Cincinnati Bell common shares to be issued in connection with outstanding Hawaiian Telcom equity awards). As a result of these issuances, current Cincinnati Bell shareholders and Hawaiian Telcom stockholders are expected to hold approximately 85% and 15%, respectively, of Cincinnati Bell’s outstanding common shares immediately following completion of the merger.

Q:	What is the amount of cash and/or the number of Cincinnati Bell common shares that I will be entitled to receive for my shares of Hawaiian Telcom common stock?

A:	If the merger agreement is adopted by the Hawaiian Telcom stockholders and the merger is subsequently completed, each issued and outstanding share of Hawaiian Telcom common stock (other than shares of Hawaiian Telcom common stock that are held by Hawaiian Telcom, are held by Cincinnati Bell or Merger Sub or are owned by any direct or indirect wholly owned subsidiary of Cincinnati Bell or Hawaiian Telcom, and dissenting shares as described below) will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the merger agreement and as described below, any of the following forms of consideration (the “merger consideration”):

•	1.6305 Cincinnati Bell common shares, plus cash in lieu of fractional shares (the “share consideration”);

•	0.6522 Cincinnati Bell common shares and $18.45 in cash, without interest, plus cash in lieu of fractional shares (the “mixed consideration”); or

•	$30.75 in cash, without interest (the “cash consideration”).

We refer to an election to receive the share consideration as a “share election”, an election to receive the mixed consideration as a “mixed election” and an election to receive the cash consideration as a “cash election”. Hawaiian Telcom stockholders who make a share election or a cash election with respect to any of their shares of Hawaiian Telcom common stock will be subject to proration to ensure that the aggregate number of Cincinnati Bell common shares to be issued by Cincinnati Bell in the merger and the aggregate amount of cash to be paid in the merger will be the same as if all Hawaiian Telcom stockholders received the mixed consideration.

Whether you receive the amount of cash and/or Cincinnati Bell common shares you request in your election form/letter of transmittal (together, the “election form”) will depend in part on the elections of other Hawaiian Telcom stockholders. You may not receive the form of consideration that you elect in the merger, and you may instead receive a prorated amount of cash and/or Cincinnati Bell common shares.

The greater the oversubscription of the share consideration, the fewer shares and more cash a Hawaiian Telcom stockholder making the share election will receive. Reciprocally, the greater the oversubscription of the cash consideration, the less cash and more Cincinnati Bell common shares a Hawaiian Telcom stockholder making the cash election will receive. However, in no event will a Hawaiian Telcom stockholder who makes a cash election or share election receive less cash and more Cincinnati Bell common shares, or fewer Cincinnati Bell common shares and more cash, respectively, than a stockholder who makes a mixed election. For further information, please see the sections titled “The Merger—Merger Consideration”, “The Merger—Election Materials and Procedures” and “The Merger—Proration Procedures” on pages 66-68.

Hawaiian Telcom stockholders who elect to receive the mixed consideration for their shares of Hawaiian Telcom common stock will not be subject to proration for such shares. Hawaiian Telcom stockholders who do not make a valid election prior to the election deadline, or who withdraw their elections prior to the election deadline, will receive the mixed consideration for their shares of Hawaiian Telcom common stock and will not be subject to proration for such shares.

Cincinnati Bell will not issue any fractional shares of Cincinnati Bell common shares in the merger. Instead, a Hawaiian Telcom stockholder who otherwise would have received a fraction of a Cincinnati Bell common share will receive an amount in cash equal to such fractional amount multiplied by the closing sale price of Cincinnati Bell common shares on the NYSE on the last trading day prior to the effective time of the merger. See the sections of this proxy statement/prospectus titled “The Merger—Merger Consideration”, “The Merger—Election Materials and Procedures” and “The Merger—Proration Procedures” beginning on pages 66-68.

Q:	What will the holders of Hawaiian Telcom restricted stock units (“RSUs”) receive in the merger?

A:	At the effective time of the merger, each outstanding Hawaiian Telcom RSU granted on or after January 1, 2017 that does not provide for automatic vesting upon the completion of the merger (each such RSU, a “rollover RSU”) will be converted into a time-based RSU of Cincinnati Bell, with respect to a number of Cincinnati Bell common shares (rounded down to the nearest whole share) determined by multiplying the number of shares of Hawaiian Telcom common stock subject to such rollover RSU by a ratio based upon the value of the mixed consideration, subject to substantially the same terms and conditions as were applicable to such rollover RSU immediately prior to the completion of the merger, with any applicable performance criteria deemed satisfied at target levels.

At the effective time of the merger, each other outstanding Hawaiian Telcom RSU (each, a “cash-out RSU”) will be canceled and converted into the right to receive in respect of each share of Hawaiian Telcom common stock subject to each cash-out RSU (i) the merger consideration (as determined by the holder’s election or non-election, as applicable, of the share consideration, mixed consideration or cash consideration) and (ii) a cash payment equal to any accrued dividend equivalents in respect of each such RSU, with any applicable performance criteria based upon actual performance as of immediately prior to the effective time of the merger, as reasonably determined by the Hawaiian Telcom board of directors in consultation with Cincinnati Bell in respect of any performance period that has not concluded prior to the effective time of the merger.

Q:	Will I receive the form of merger consideration that I elect?

A:	If you make a mixed election with respect to any shares of Hawaiian Telcom common stock, you will receive the mixed consideration in respect of such shares. If you make a share election or a cash election with respect to any shares of Hawaiian Telcom common stock, you may not receive the exact form of consideration that you elect in respect of such shares. If you make no election with respect to any shares of Hawaiian Telcom common stock and do not properly demand appraisal in accordance with the DGCL, you will receive the mixed consideration in respect of such shares.

Whether you receive the amount of cash and/or Cincinnati Bell common shares you request in your election form will depend in part on the elections of other Hawaiian Telcom stockholders. You may not receive the form of consideration that you elect in the merger, and you may instead receive a prorated amount of cash and/or Cincinnati Bell common shares.

The greater the oversubscription of the share consideration, the fewer shares and more cash a Hawaiian Telcom stockholder making the share election will receive. Reciprocally, the greater the oversubscription of the cash consideration, the less cash and more Cincinnati Bell common shares a Hawaiian Telcom stockholder making the cash election will receive. However, in no event will a Hawaiian Telcom stockholder who makes a cash election or share election receive less cash and more Cincinnati Bell common shares, or fewer Cincinnati Bell common shares and more cash, respectively, than a stockholder who makes a mixed election. For further information, please see the sections titled “The Merger—Merger Consideration”, “The Merger—Election Materials and Procedures” and “The Merger—Proration Procedures” beginning on pages 66-68.

The mix of consideration payable to Hawaiian Telcom stockholders who make the share election and/or the cash election will not be known until the exchange agent tallies the results of the elections made by Hawaiian Telcom stockholders, which will not occur until after the special meeting.

Q:	How does the merger consideration compare to the market price of the Hawaiian Telcom common stock?

A:	The relationship of the merger consideration of $30.75 (based on the mixed consideration of $18.45 in cash and 0.6522 Cincinnati Bell common shares, utilizing the volume weighted average price of Cincinnati Bell common shares for the 20 calendar day period ended July 7, 2017) to the trading price of the Hawaiian Telcom common stock constituted a premium of approximately (i) 26% over Hawaiian Telcom’s closing share price of $24.44 on July 7, 2017, the last trading day prior to the date the merger agreement was publicly announced, (ii) 24% over Hawaiian Telcom’s volume-weighted average price of $24.86 for the 20 calendar days up to and including July 7, 2017, and (iii) 31% over Hawaiian Telcom’s 12-month volume-weighted average price of $23.55 for the period up to and including July 7, 2017.

The relationship of the merger consideration of $[            ] (based on the mixed consideration of $18.45 in cash and 0.6522 Cincinnati Bell common shares, utilizing the closing price of Cincinnati Bell common shares as of [            ], 2017, the day before the date of this proxy statement/prospectus) to the trading price of the Hawaiian Telcom common stock constituted a premium of approximately (i) [    ]% over Hawaiian Telcom’s closing share price of $24.44 on July 7, 2017, the last trading day prior to the date the merger agreement was publicly announced, (ii) [    ]% over Hawaiian Telcom’s volume-weighted average price of $24.86 for the 20 calendar days up to and including July 7, 2017, and (iii) [    ]% over Hawaiian Telcom’s 12-month volume-weighted average price of $23.55 for the period up to and including July 7, 2017.

Q:	What am I being asked to consider and vote on?

A:	Hawaiian Telcom stockholders are being asked to consider and vote on the following proposals:

(1)	to adopt the merger agreement (attached as Annex A to this document);

(2)	to approve, on a nonbinding, advisory basis, the merger-related compensation; and

(3)	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

Q:	How does the Hawaiian Telcom board of directors recommend that I vote on the matters to be considered at the special meeting?

A:	The Hawaiian Telcom board of directors recommends that Hawaiian Telcom stockholders vote:

•	“FOR” the proposal to adopt the merger agreement;

•	“FOR” the proposal to approve, on a nonbinding, advisory basis, the merger-related compensation; and

•	“FOR” any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

See “The Merger—Recommendation of the Hawaiian Telcom Board of Directors and its Reasons for the Merger” beginning on page 90.

In considering the recommendation of the Hawaiian Telcom board of directors with respect to the merger agreement, you should be aware that some of Hawaiian Telcom’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Hawaiian Telcom stockholders generally. See “The Merger—Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger” beginning on page 112.

Q:	Why is the Hawaiian Telcom board of directors recommending that I vote “FOR” the merger?

A:	After careful consideration, the Hawaiian Telcom board of directors determined that it is advisable, fair to and in the best interests of Hawaiian Telcom and its stockholders for Hawaiian Telcom to enter into the merger agreement, complete the transactions contemplated thereby, including the merger, and perform Hawaiian Telcom’s obligations thereunder. Therefore, after such consideration, the Hawaiian Telcom board of directors approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement in accordance with the requirements of the DGCL. In reaching its decision to approve and declare advisable the merger agreement and to recommend that Hawaiian Telcom’s stockholders adopt the merger agreement, the proposal to approve, on a nonbinding, advisory basis, the merger-related compensation, and the proposal regarding adjournment of the special meeting, if necessary or appropriate, by the Hawaiian Telcom stockholders, the Hawaiian Telcom board of directors consulted with Hawaiian Telcom’s management, as well as its legal and financial advisors, and considered its fiduciary obligations, due diligence matters and the terms of the proposed merger agreement. The Hawaiian Telcom board of directors also considered each of the items set forth under the section of this proxy statement/prospectus titled “The Merger—Recommendation of the Hawaiian Telcom Board of Directors and its Reasons for the Merger” beginning on page 90.

Q:	How do Hawaiian Telcom’s directors and executive officers intend to vote?

A:	Hawaiian Telcom’s directors and executive officers who hold shares of Hawaiian Telcom common stock have informed Hawaiian Telcom that they intend, as of the date hereof, to vote all of their shares of Hawaiian Telcom common stock in favor of each of the proposals to be considered at the special meeting, although none of them (other than Robert B. Webster pursuant to the voting agreement, as described under the section of this proxy statement/prospectus titled “The Voting Agreement”) has entered into any agreement obligating them to do so. At the close of business on the record date, directors and executive officers of Hawaiian Telcom and their affiliates were entitled to vote approximately [ ] shares of Hawaiian Telcom common stock, or approximately [ ]% of the shares of Hawaiian Telcom common stock outstanding on that date.

Q:	What will happen in the merger?

A:	If the merger is completed, Merger Sub will be merged with and into Hawaiian Telcom, with Hawaiian Telcom surviving the merger as a direct wholly owned subsidiary of Cincinnati Bell. The merger will be effective when the parties file a certificate of merger with the Secretary of State of the State of Delaware, unless Cincinnati Bell and Hawaiian Telcom agree to a later time for the effectiveness of the merger prior to the filing of such certificate of merger and so specify that time in the certificate of merger. Throughout this proxy statement/prospectus, this date and time is referred to as the “effective time” of the merger.

Following the effective time of the merger, Hawaiian Telcom common stock will be delisted from NASDAQ and deregistered under the Exchange Act and, accordingly, Hawaiian Telcom will no longer be a public company or be required to file periodic or current reports with the SEC in respect of Hawaiian Telcom common stock.

Q:	What vote of Hawaiian Telcom stockholders is required to adopt the merger agreement?

A:	The proposal to adopt the merger agreement (the “merger agreement proposal”) must be approved by the affirmative vote of the holders of a majority of all issued and outstanding shares of Hawaiian Telcom common stock entitled to vote thereon at the special meeting. Failures to vote, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal.

Concurrently with the execution of the merger agreement, Twin Haven Capital Partners L.L.C. and certain of its affiliates, who, collectively and in the aggregate, hold voting power over approximately [            ]% of the outstanding shares of Hawaiian Telcom common stock as of the record date, entered into a voting agreement with Cincinnati Bell. Pursuant to the voting agreement, among other things, such stockholders agreed to vote in favor of adoption of the merger agreement the lesser of 25% of the outstanding shares of Hawaiian Telcom common stock or the total number of shares of Hawaiian Telcom common stock then held by such stockholders. For a description of the voting agreement, please read the section of this proxy statement/prospectus titled “The Voting Agreement” beginning on page 144.

Q:	What vote of Hawaiian Telcom stockholders is required to approve the other matters to be considered at the special meeting?

A:	Approval, on a nonbinding, advisory basis, of the merger-related compensation (the “advisory say-on-compensation proposal”) requires the affirmative vote of the holders of a majority of those shares of Hawaiian Telcom common stock present in person or by proxy at the special meeting and entitled to vote thereon. The non-binding vote to approve the advisory say-on-compensation proposal is not a condition to completion of the merger and the advisory say-on-compensation proposal is advisory in nature and will not be binding on Cincinnati Bell or Hawaiian Telcom. Accordingly, regardless of the outcome of the non-binding vote on the advisory say-on-compensation proposal, if the merger agreement is adopted and the merger is completed, the merger-related compensation may be paid or become payable to Hawaiian Telcom’s named executive officers in connection with the merger. Abstentions will have the same effect as a vote “AGAINST” the advisory say-on-compensation proposal, while failures to vote and broker non-votes will have no effect on the outcome of the non-binding vote on the advisory say-on-compensation proposal.

Any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement (the “adjournment proposal”) requires the affirmative vote of holders of a majority of those shares of Hawaiian Telcom common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether a quorum is present. Unless the Hawaiian Telcom board of directors fixes a new record date for the adjourned special meeting, the adjourned special meeting is more than 30 days after the date of the original special meeting, or law otherwise requires, no notice of the adjourned special meeting will be required so long as (i) the time and place to which the special meeting is adjourned, and the means of remote communications, if any, by which holders of Hawaiian Telcom common stock may be deemed to be present or represented by proxy and vote at such adjourned meeting are announced at the original special meeting and (ii) at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting. Abstentions will have the same effect as a vote “AGAINST” a proposal to adjourn the special meeting, while failures to vote and broker non-votes will have no effect on the outcome of the vote.

Q:	Who is entitled to vote at the special meeting?

A:	You are entitled to vote your common stock at the special meeting if Hawaiian Telcom’s records show that you held your shares as of the close of business on [ ], the record date. At the close of business on the record date, there were [ ] shares of Hawaiian Telcom common stock outstanding, held by approximately [ ] holders of record.

Q:	How many votes am I entitled to cast for each share of Hawaiian Telcom common stock that I own?

Each holder of shares of Hawaiian Telcom common stock is entitled to one vote per share of Hawaiian Telcom common stock held as of the record date.

Q:	How are votes counted?

A:	For (i) the merger agreement proposal, (ii) the advisory say-on-compensation proposal, and (iii) the adjournment proposal, you may vote “FOR”, “AGAINST” or “ABSTAIN”. If you “ABSTAIN” in any of the above matters, the abstention has the same effect as a vote “AGAINST”.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of the Hawaiian Telcom board of directors (“FOR” all of the proposals).

Q:	What is the deadline for voting my shares?

A:	If you hold shares as the stockholder of record, your vote by written proxy must be received before the polls close at the special meeting and any electronic or telephonic vote must be received by [ ], on the day of the special meeting. If you hold shares beneficially in “street name” with a broker, bank, trustee or other nominee, please follow the voting instructions provided by your broker, bank, trustee or other nominee.

Q:	What constitutes a quorum for the special meeting?

A:	A majority of all outstanding shares of Hawaiian Telcom common stock at the close of business on the record date and entitled to vote, present in person or represented by proxy at the special meeting, constitutes a quorum for the purposes of the special meeting. Shares of Hawaiian Telcom common stock for which a stockholder directs an “abstention” from voting will be counted for purposes of establishing a quorum. Broker non-votes will not be counted as shares present and entitled to be voted for purposes of establishing a quorum. A quorum is necessary to transact business at the special meeting. Once a share of Hawaiian Telcom common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting, unless a new record date is required to be established. However, if a new record date is set for the adjourned special meeting, then a new quorum will have to be established. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned.

Q:	What is a broker non-vote?

A:

Under applicable stock exchange rules, brokers, banks, trustees or other nominees holding shares of record may vote those shares in their discretion on certain routine proposals when they do not receive timely voting instructions from the beneficial holders. A “broker non-vote” occurs when a broker, bank, trustee or other nominee holding shares of record is not permitted to vote on a non-routine matter without instructions from the beneficial owner of the shares and no instruction is given.

Brokers, banks, trustees and other nominees who hold shares of Hawaiian Telcom common stock in “street name” for their customers, but do not have discretionary authority to vote the shares, may not exercise their voting discretion with respect to the adoption of the merger agreement proposal, the advisory say-on-compensation proposal or the adjournment proposal. Accordingly, if banks, brokers, trustees or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the adoption of the merger agreement proposal, the advisory say-on-compensation proposal or the adjournment proposal. For shares of Hawaiian Telcom common stock held in “street name”, only shares of Hawaiian Telcom common stock affirmatively voted “FOR” the merger agreement proposal, the advisory say-on-compensation proposal or the adjournment proposal will be counted as affirmative votes therefor. Broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal, but will have no effect on the approval of the advisory say-on-compensation proposal and the adjournment proposal. Broker non-votes are not counted as shares present and entitled to be voted for the purposes of determining whether a quorum is present.

Q:	Who will bear the cost of soliciting votes for the special meeting?

A:	Cincinnati Bell and Hawaiian Telcom will each bear their own costs related to the merger and the retention of any information agent or other service provider in connection with the merger, except for the expenses incurred in connection with the filing of this document, which will be paid by Cincinnati Bell, and the expenses incurred in connection with the printing and mailing of this document, which will be paid by Hawaiian Telcom. This proxy solicitation is being made by Hawaiian Telcom on behalf of the Hawaiian Telcom board of directors. Hawaiian Telcom has hired Innisfree M&A Incorporated, a proxy solicitation firm (“Innisfree”), to assist in the solicitation of proxies, and will pay Innisfree a fee of approximately $25,000, plus certain costs associated with additional services, if required. In addition, Cincinnati Bell has hired Georgeson LLC (“Georgeson”) to advise Cincinnati Bell in connection with the solicitation of proxies and will pay Georgeson a fee of approximately $9,500, plus certain costs associated with additional services, if required. In addition to this mailing, proxies may be solicited by Innisfree, Georgeson, directors, officers or employees of Hawaiian Telcom or Cincinnati Bell or their respective affiliates in person, by mail, by telephone or by electronic transmission. None of the directors, officers or employees of Hawaiian Telcom or Cincinnati Bell will be directly compensated for such services.

Q:	When and where will the special meeting be held?

A:	The special meeting is scheduled to be held on [ ] at [ ], local time, at the headquarters of Hawaiian Telcom, 1177 Bishop Street, Honolulu, Hawai‘i 96813.

Q:	May I attend the special meeting and vote in person?

A:	Yes. All stockholders as of the record date may attend the special meeting and vote in person. Seating will be limited. Stockholders will need to present proof of ownership of shares of Hawaiian Telcom common stock and proper photo identification, such as a driver’s license, to be admitted to the special meeting. If your shares of Hawaiian Telcom common stock are held through a broker, bank, trustee or other nominee, you will need to provide proof of ownership, such as a recent account statement or voting instructions form provided by your broker, bank, trustee or other nominee or other similar evidence of ownership, along with proper photo identification. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting, except as administered by Hawaiian Telcom.

Even if you plan to attend the special meeting in person, to ensure that your shares will be represented at the special meeting we encourage you to complete, sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy by telephone electronically over the Internet. If you attend the special meeting and vote in person by ballot, your vote will revoke any proxy previously submitted by you with respect to the shares so voted in person.

If you hold your shares of Hawaiian Telcom common stock in “street name” through a broker, bank, trustee or other nominee, you should instruct your broker, bank, trustee or other nominee how to vote your shares in accordance with the voting instruction form that you will receive from your broker, bank, trustee or other nominee. Without your instructions, your broker or other agent cannot vote on a proposal for which it does not have discretionary authority. If you hold your shares in “street name”, you may not vote your shares in person at the special meeting unless you obtain a “legal proxy” from your broker, bank, trustee or other nominee.

Q.	Where can I find the voting results of the special meeting?

A:	Hawaiian Telcom intends to announce preliminary voting results at the special meeting and publish final results in a current report on Form 8-K within four business days of the special meeting.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:	The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences—General”) generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of Cincinnati Bell common shares, and the fair market value of any Cincinnati Bell common shares received by such U.S. Holder in the merger and (2) the U.S. Holder’s adjusted tax basis in its Hawaiian Telcom common stock.

Except in certain specific circumstances described in “Material U.S. Federal Income Tax Consequences—The Merger”, a Non-U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences—General”) generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of Hawaiian Telcom common stock for any Cincinnati Bell common shares and/or cash in the merger.

Please refer to “Material U.S. Federal Income Tax Consequences—The Merger” beginning on page 150 of this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	Are there any risks in the merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the merger. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 40.

Q:	What do I need to do now? How do I vote at the special meeting?

A:	We urge you to read this document carefully, including its exhibits, its annexes and the documents referred to or incorporated by reference in this document, and to consider how the merger affects you. Your vote is important. If you are a stockholder of record (that is, if your shares Hawaiian Telcom common stock are registered in your name with American Stock Transfer & Trust Company, LLC, Hawaiian Telcom’s transfer agent), there are four ways to vote:

•

Voting by Proxy Card. If you are a stockholder of record and received a proxy card, you can vote by completing and returning your signed proxy card. To vote using your proxy card, please mark, date and sign the card and return it by mail in the accompanying prepaid reply envelope so that it is received in time for the special meeting. If you vote by telephone or by Internet, you should not return a proxy card unless you wish to change your vote. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the merger agreement proposal, the advisory say-on-compensation proposal, and the adjournment proposal. If you are a stockholder of record and fail to return your proxy card, unless you are a holder of record on the record date and attend the special meeting and vote in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “AGAINST” the merger agreement proposal, but will not affect the approval of the advisory say-on-compensation proposal or the adjournment proposal.

•	Voting by Telephone. You can vote by telephone by calling toll-free (within the U.S. or Canada) the number printed on the proxy card or, if you are a beneficial owner, in accordance with any telephonic voting instructions provided to you by the record holder, as applicable. Your shares will be voted as you direct in the same manner as if you had completed, signed, dated and returned your proxy card, as described above. Telephone voting is available 24 hours a day and will be accessible until [ ] on [ ].

•	Voting by Internet. You can vote electronically over the Internet in accordance with the instructions on the proxy card or, if you are a beneficial owner, in accordance with any electronic voting instructions provided to you by the record holder, as applicable. Your shares will be voted as you direct in the same manner as if you had completed, signed, dated and returned your proxy card, as described above. Internet voting is available 24 hours a day and will be accessible until [ ] on [ ].

•	Voting in Person. You can vote in person at the special meeting if you are a record owner of the shares to be voted. You can also vote in person at the special meeting if you present a properly signed “legal proxy” that authorizes you to vote shares on behalf of the record owner.

A control number, located on your proxy card, is designed to verify your identity and allow you to vote your shares of Hawaiian Telcom common stock, and to confirm that your voting instructions have been properly recorded when voting by telephone or electronically over the Internet. Please be aware that, although there is no charge for voting your shares, if you vote by telephone or electronically over the Internet, you may incur costs such as internet access and telephone charges for which you will be responsible.

Even if you plan to attend the special meeting in person, you are strongly encouraged to vote your shares of Hawaiian Telcom common stock by proxy. If you are a record holder or if you obtain a “legal proxy” to vote shares that you beneficially own, you may still vote your shares of Hawaiian Telcom common stock in person by ballot at the special meeting even if you have previously voted by proxy. If you are present at the special meeting and vote in person by ballot, your previous vote by proxy will not be counted.

If your shares are held in “street name” through a broker, bank, trustee or other nominee, you may vote through your broker, bank, trustee or other nominee by completing and returning the voting form provided by your broker, bank, trustee or other nominee, or, if such a service is provided by your broker, bank, trustee or other nominee, by telephone or electronically over the Internet. To vote by telephone or over the Internet through your broker, bank, trustee or other nominee, you should follow the instructions on the voting instruction form provided by your broker, bank, trustee or other nominee.

Q:	If my shares of Hawaiian Telcom common stock are held in “street name” by my broker, bank, trustee or other nominee, will my broker, bank, trustee or other nominee vote my shares without instructions from me?

A:

No. Your broker, bank, trustee or other nominee will not be able to vote your shares of Hawaiian Telcom common stock without instructions from you. Please follow the procedure your broker, bank, trustee or other nominee provides to vote your shares. Without instructions, your shares will not be voted on such proposals, which will have the same effect as if you voted “AGAINST” the merger agreement proposal, but will have no effect on the approval of the advisory say-on-compensation proposal or the adjournment proposal.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	Most Hawaiian Telcom stockholders hold their shares through a broker or other nominee rather than directly in their own name.

If your shares are registered directly in your name with Hawaiian Telcom’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by Hawaiian Telcom. As the stockholder of record, you have the right to grant your voting proxy directly to Hawaiian Telcom or to a third party, or to vote in person at the special meeting. Hawaiian Telcom has enclosed a proxy card for you to use.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form on behalf of your broker, bank, trustee or other nominee. As the beneficial owner, you have the right to direct your broker, bank, trustee or other nominee how to vote and you also are invited to attend the special meeting. Your broker, bank, trustee or other nominee has enclosed or provided voting instructions for you to use in directing the broker, bank, trustee or other nominee in how to vote your shares. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from the broker, bank, trustee or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If I am planning on attending the special meeting in person, should I still submit a proxy?

A:	Yes. Whether or not you plan to attend the special meeting, you should submit a proxy. Shares of Hawaiian Telcom common stock will not be voted if the holder of such shares does not submit a proxy and then does not vote in person at the special meeting.

Q:	What do I do if I want to change my vote after I have delivered my proxy card?

A:	You may change your vote at any time prior to the vote at the special meeting. If you are the stockholder of record, you may change your vote by submitting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Secretary of Hawaiian Telcom prior to your shares being voted, or by attending the special meeting and voting your shares of Hawaiian Telcom common stock in person. Attendance at the special meeting will not cause your previously granted proxy to be revoked unless you specifically make that request. For shares you hold beneficially in “street name” through a broker, bank, trustee or other nominee, you will need to follow the instructions provided to you by your broker, bank, trustee or other nominee in order to revoke your proxy or submit new voting instructions.

Q:	What should I do if I receive more than one set of voting materials for the special meeting?

A:	You may receive more than one set of voting materials for the special meeting and the materials may include multiple proxy cards or voting instruction forms. For example, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive according to the instructions on it to ensure that all of your shares are voted.

Q:	What is householding and how does it affect me?

A:	The SEC permits companies to send a single set of proxy materials to any household at which two or more stockholders reside, unless contrary instructions have been received, but only if the applicable stockholder provides advance notice and follows certain procedures.

In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of common stock held through brokerage firms. If your family has multiple accounts holding common stock, you may have already received householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this document. The broker will arrange for delivery of a separate copy of this document promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

Q:	Am I entitled to exercise appraisal rights instead of receiving the merger consideration for my shares of common stock?

A:	Yes. Hawaiian Telcom stockholders may exercise appraisal rights in connection with the merger under Delaware law. For more information, please see the section titled “The Merger—Appraisal Rights” beginning on page 118.

Q:	If I am a Hawaiian Telcom stockholder, how do I make an election to receive the share consideration, mixed consideration or cash consideration?

A:	Hawaiian Telcom will mail separately, to each holder of Hawaiian Telcom common stock, an election form. Hawaiian Telcom stockholders should read the instructions to the election form, and complete, sign and return it with their shares of Hawaiian Telcom common stock or appropriate customary guarantee of delivery before the election deadline. Hawaiian Telcom and Cincinnati Bell have mutually agreed pursuant to the merger agreement that the deadline for submitting a properly completed and signed election form will be 5:00 p.m., New York time, on the date that Hawaiian Telcom and Cincinnati Bell agree is as near as practicable to two business days prior to the anticipated closing date of the merger. Hawaiian Telcom and Cincinnati Bell will cooperate to publicly announce by press release the election deadline at least five business days prior to the election deadline. An election will be considered to have been made properly only if the exchange agent receives by the election deadline an election form properly completed and signed and accompanied by, as applicable: certificates representing shares of Hawaiian Telcom common stock to which the election form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Hawaiian Telcom, an appropriate customary guarantee of delivery of such certificates, as set forth in such election form, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (provided such certificates are then delivered to the exchange agent by the time required in such guarantee of delivery) or, in the case of book-entry shares, any additional documents specified in the procedures set forth in the election form. For further information, please see the section titled “The Merger—Merger Consideration”, “The Merger—Election Materials and Procedures” and “The Merger—Proration Procedures” beginning on pages 66-68.

If you need to obtain an election form, please contact Innisfree M&A Incorporated at (888) 750-5834. If you make no election with respect to your shares of Hawaiian Telcom common stock by the election deadline and have not properly demanded appraisal in accordance with the DGCL then you will receive the mixed consideration for your shares of Hawaiian Telcom common stock.

The election form and proxy card are separate documents and should each be completed in their entirety and sent to the appropriate addressee as directed in the instructions accompanying such materials. In lieu of completing a proxy card, you may also vote by telephone or over the Internet. For further information, please see the section titled “Special Meeting of Hawaiian Telcom Stockholders—Voting of Proxies” beginning on page 57.

Q:	Can I revoke or change my election after I mail my election form?

A:

Yes. You may revoke or change your election by sending written notice of such revocation or change to the exchange agent for the merger, which notice must be received by the exchange agent prior to the election deadline noted above. In the event an election is revoked, under the merger agreement the shares of Hawaiian Telcom common stock represented by such election will be treated as shares in respect of which no election has been made and will receive the mixed consideration, except to the extent a subsequent election is properly made by the Hawaiian Telcom stockholder during the election period. If the merger is not completed, termination of the merger agreement will result in the revocation of all election forms delivered to the exchange agent prior to such termination. For further information, please see the section titled “The Merger—Merger Consideration”, “The Merger—Election Materials and Procedures” and “The Merger—Proration Procedures” beginning on pages 66-68.

Q:	Can I sell my Hawaiian Telcom shares after I mail my election form?

A:	Once you properly submit a completed and signed election form and related documentation as required thereby selecting the type of consideration you wish to receive in the merger, you will not be able to transfer your shares of Hawaiian Telcom common stock unless you revoke your election in accordance with the instructions set by the exchange agent to have your shares returned to you prior to the election deadline. Therefore, from the election deadline until the completion of the merger, Hawaiian Telcom stockholders will not be able to transfer (including by sale) their shares of Hawaiian Telcom common stock for which a properly completed and signed election form has been submitted (and not previously revoked prior to the election deadline), unless the merger agreement is terminated. Hawaiian Telcom stockholders who wish to retain the ability to transfer (including by sale) their shares of Hawaiian Telcom common stock between the election deadline and the completion of the merger should not return the election form. However, by not returning an election form, a Hawaiian Telcom stockholder is giving up the choice to elect such holder’s preferred form of consideration, subject to the proration procedures set forth in the merger agreement, and will instead receive the mixed consideration.

Q:	What happens if I do not make an election or my election form is not received before the election deadline?

A:	Shares of Hawaiian Telcom common stock for which no effective election has been made by the election deadline and for which appraisal has not been demanded in accordance with the DGCL will receive the mixed consideration for such shares. Therefore, upon completion of the merger, each of such shares of Hawaiian Telcom common stock will be converted into the right to receive 0.6522 Cincinnati Bell common shares, plus cash in lieu of fractional shares, and $18.45 in cash, without interest. For further information, please see the section titled “The Merger—Merger Consideration”, “The Merger—Election Materials and Procedures” and “The Merger—Proration Procedures” beginning on pages 66-68.

Q:	How do I exchange my Hawaiian Telcom shares for merger consideration?

A:	As promptly as practicable (and in no event later than the third business day) following the effective time of the merger, the exchange agent appointed by Cincinnati Bell will mail to each holder of shares of Hawaiian Telcom common stock (other than Hawaiian Telcom stockholders that have properly made an election) entitled to merger consideration (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the shares of Hawaiian Telcom common stock (if such shares have not already been surrendered with an election form) in exchange for the merger consideration. You should read these instructions carefully. Assuming that you complete and submit the election form in accordance with their respective instructions and surrender your shares of Hawaiian Telcom common stock for cancellation, you will not need to take any further action in order to receive the merger consideration.

Q:	How will I receive the merger consideration to which I am entitled?

A:

You will be paid the merger consideration to which you are entitled upon (i) in the case of shares of Hawaiian Telcom common stock represented by a certificate, the surrender of such certificate for cancelation to the exchange agent or (ii) in the case of shares of Hawaiian Telcom common stock held in book-entry form, the receipt of an “agent’s message” by the exchange agent, in each case, together with the associated letter of transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the exchange agent. More information on the documentation you are required to deliver to the exchange agent may be found under the section titled “The Merger Agreement—Payment of the Merger Consideration” beginning on page 128. Any Cincinnati Bell common shares that you receive in the merger will be issued in book-entry form and you will receive cash in lieu of any fractional Cincinnati Bell common shares. No interest will be paid or will accrue on any cash amounts received as merger consideration or in lieu of any fractional Cincinnati Bell common shares.

Q:	Should I send in my stock certificates or other evidence of ownership now?

A:	No. Do not send in your certificates now. You will receive separate detailed written instructions for making your election and surrendering your shares of Hawaiian Telcom common stock. Please only send in your certificates once you receive these instructions. If your shares of common stock are held in “street name” by your broker, bank, trustee or other nominee, you may receive instructions from your broker, bank, trustee or other nominee as to what action, if any, you need to take to make an election and/or effect the surrender of your “street name” shares in exchange for the merger consideration.

Q:	I do not know where my stock certificate is—how will I get the merger consideration for my shares?

A:	The election form you will receive prior to the special meeting and, if the merger is completed, the transmittal materials you will receive after the completion of the merger will include the procedures that you must follow if you cannot locate your stock certificate. This will include an affidavit that you will need to sign attesting to the loss of your stock certificate. Hawaiian Telcom may also require that you provide a customary indemnity agreement to Hawaiian Telcom in order to cover any potential loss.

Q:	What happens if I sell my Hawaiian Telcom shares after the record date but before the special meeting?

A:	The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your shares of Hawaiian Telcom common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Hawaiian Telcom stockholders in the merger. In order to receive the merger consideration, you must hold your shares through the completion of the merger.

Q:	Is completion of the merger subject to any conditions?

A:	Yes. In addition to the adoption of the merger agreement by Hawaiian Telcom stockholders, completion of the merger requires the receipt of the necessary regulatory approvals and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement. Certain additional questions and answers regarding conditions to completion of the merger follow below. For a more complete summary of the conditions that must be satisfied or waived prior to the completion of the merger, please see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 137.

Q:	Is Cincinnati Bell’s obligation to complete the merger subject to Cincinnati Bell receiving financing?

A:	No. Cincinnati Bell’s obligations under the merger agreement are not subject to any condition regarding its ability to finance, or obtain financing for, the transactions contemplated by the merger agreement, including the merger. For more information regarding financing, see the section titled “The Merger Agreement—Financing” beginning on page 136.

Q:	Is completion of the merger contingent upon approval of Cincinnati Bell shareholders?

A:	No. A vote of Cincinnati Bell’s shareholders is not required to complete the merger.

Q:	Will Hawaiian Telcom be required to submit the proposal to adopt the merger agreement to Hawaiian Telcom stockholders even if the Hawaiian Telcom board of directors withdraws or modifies its recommendation that Hawaiian Telcom stockholders adopt the merger agreement or recommends an alternative takeover proposal?

A:	Yes. If the Hawaiian Telcom board of directors withdraws or modifies its recommendation, or recommends any alternative takeover proposal, Hawaiian Telcom’s board of directors will nonetheless continue to be obligated to call, give notice of, convene and hold the special meeting and submit the proposals described in this proxy statement/prospectus to Hawaiian Telcom’s stockholders, unless Cincinnati Bell or Hawaiian Telcom terminates the merger agreement prior to the special meeting. For more information regarding the ability of Cincinnati Bell and Hawaiian Telcom to terminate the merger agreement, see the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 138.

Q:	When do you expect to complete the merger?

A:	Cincinnati Bell and Hawaiian Telcom are working to complete the merger as promptly as practicable. Cincinnati Bell and Hawaiian Telcom currently expect to complete the merger in the second half of 2018, subject to the receipt of Hawaiian Telcom stockholder approval, regulatory approvals and other usual and customary closing conditions. However, no assurance can be given as to when, or whether, the merger will occur.

Q:	What happens if the merger is not completed?

A:	If the Hawaiian Telcom stockholders do not adopt the merger agreement or if the merger is not completed for any other reason, Hawaiian Telcom stockholders will not receive any payment for their shares of Hawaiian Telcom common stock in connection with the merger. Instead, Hawaiian Telcom would remain an independent public company and shares of Hawaiian Telcom common stock would continue to be listed and traded on the NASDAQ. Furthermore, depending on the circumstances that caused the merger not to be completed, the price of Hawaiian Telcom common stock may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of Hawaiian Telcom common stock would return to the price at which it trades as of the date of this document. Under specified circumstances, Hawaiian Telcom may be required to pay Cincinnati Bell a breakup fee of $11.94 million as described in the section titled “The Merger Agreement—Expenses and Termination Fees; Liability for Breach” beginning on page 139.

Q:	What will happen if stockholders do not approve the advisory say-on-compensation proposal?

A:	The approval of the advisory say-on-compensation proposal is not a condition to the completion of the merger, is an advisory vote and will not be binding on Hawaiian Telcom or Cincinnati Bell. If the merger agreement is adopted by the stockholders and the merger is completed, the merger-related compensation may be paid or become payable to Hawaiian Telcom’s named executive officers in connection with the merger even if stockholders fail to approve this proposal.

Q:	Whom can I contact with questions about the special meeting or the merger and related matters?

A:	If you have any questions about the merger and the other matters contemplated by this document or how to submit your proxy or voting instruction form or if you need additional copies of this document or the enclosed proxy card or voting instruction form, you should contact Hawaiian Telcom’s proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th floor, New York, NY 10022. Stockholders may call toll-free at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833. You may also contact Hawaiian Telcom, Attention: Investor Relations, 1177 Bishop Street, Honolulu, HI 96813, telephone: (808) 546-4511.

SUMMARY

The Companies

(see page 64)

Cincinnati Bell Inc.

221 East Fourth Street

Cincinnati, Ohio 45202

(513) 397-9900

Cincinnati Bell Inc., an Ohio corporation (“Cincinnati Bell”), together with its subsidiaries, provides integrated communications and IT solutions for residential and business customers. Through its Entertainment and Communications business segment, Cincinnati Bell provides high-speed data, video and voice solutions to consumers and businesses over an expanding fiber network and a legacy copper network. In addition, through its wholly owned subsidiary, Cincinnati Bell Technology Solutions Inc. (“CBTS”), Cincinnati Bell provides customers across the United States with the sale and service of efficient, end-to-end communications and IT systems and solutions.

Additional information about Cincinnati Bell and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. For further information, please see the section titled “The Companies” beginning on page 64 of this proxy statement/prospectus and the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus.

Twin Acquisition Corp.

221 East Fourth Street

Cincinnati, Ohio 45202

(513) 397-9900

Twin Acquisition Corp., a Delaware Corporation (“Merger Sub”), is a direct wholly owned subsidiary of Cincinnati Bell and was formed solely for the purpose of facilitating the merger. Upon completing the merger, Merger Sub will cease to exist. For further information, please see the section titled “The Companies” beginning on page 64 of this proxy statement/prospectus and the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus.

Hawaiian Telcom Holdco, Inc.

1177 Bishop Street

Honolulu, Hawai‘i 96813

(808) 546-4511

Hawaiian Telcom Holdco, Inc., a Delaware corporation (“Hawaiian Telcom”), is a holding company that, together with its subsidiaries, is the incumbent local exchange carrier for the State of Hawai‘i with an integrated telecommunications network. Hawaiian Telcom offers a variety of telecommunication services to residential and business customers in Hawai‘i including local telephone, network access and data transport, television, Internet, long distance and wireless phone service. Hawaiian Telcom also provides communications equipment sales and maintenance, data center colocation and network managed services.

Additional information about Hawaiian Telcom and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. For further information, please see the section titled “The Companies” beginning on page 64 of this proxy statement/prospectus and the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus.

The Merger and the Merger Agreement

(see pages 66 and 124)

Cincinnati Bell and Hawaiian Telcom agreed to the combination of Cincinnati Bell and Hawaiian Telcom under the terms of the merger agreement that is described in this proxy statement/prospectus. In the merger, Merger Sub will merge with and into Hawaiian Telcom. Hawaiian Telcom will be the surviving corporation in the merger and will become a direct wholly owned subsidiary of Cincinnati Bell. The merger agreement is attached as Annex A to this proxy statement/prospectus, and both Cincinnati Bell and Hawaiian Telcom encourage you to read it carefully and in its entirety as well as this proxy statement/prospectus before making any decisions regarding the merger.

Merger Consideration

(see page 66)

Upon completion of the merger, each share of Hawaiian Telcom common stock issued and outstanding immediately prior to the completion of the merger (other than shares of Hawaiian Telcom common stock that are held by Hawaiian Telcom as treasury stock, are held by Cincinnati Bell or Merger Sub or are owned by any direct or indirect wholly owned subsidiary of Cincinnati Bell or Hawaiian Telcom, and dissenting shares as described below (collectively, the “excepted shares”)) will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the merger agreement and described below, any of the following forms of consideration (the “merger consideration”):

•	1.6305 Cincinnati Bell common shares, plus cash in lieu of fractional shares (the “share consideration”);

•	0.6522 Cincinnati Bell common shares and $18.45 in cash, without interest, plus cash in lieu of fractional shares (the “mixed consideration”); or

•	$30.75 in cash, without interest (the “cash consideration”).

We refer to an election to receive the share consideration as a “share election”, an election to receive the mixed consideration as a “mixed election” and an election to receive the cash consideration as a “cash election”.

Election Materials and Procedures

(see page 67)

Hawaiian Telcom will mail separately, to each holder of Hawaiian Telcom common stock, an election form. Hawaiian Telcom stockholders should read the instructions to the election form, and complete, sign and return it with their Cincinnati Bell common shares or appropriate customary guarantee of delivery before the election deadline. Hawaiian Telcom and Cincinnati Bell have mutually agreed pursuant to the merger agreement that the deadline for submitting a properly completed and signed election form will be 5:00 p.m., New York time, on the date that Hawaiian Telcom and Cincinnati Bell agree is as near as practicable to two business days prior to the anticipated closing date of the merger. Hawaiian Telcom and Cincinnati Bell will cooperate to publicly announce by press release the election deadline at least five business days prior to the election deadline. An election will be considered to have been made properly only if the exchange agent receives by the election deadline an election form properly completed and signed and accompanied by, as applicable: certificates representing shares of Hawaiian Telcom common stock to which the election form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Hawaiian Telcom, an appropriate customary guarantee of delivery of such certificates, as set forth in such election form, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (provided such certificates are then delivered to the exchange agent by the time required in such guarantee of delivery) or, in the case of book-entry shares, any additional documents specified in the procedures set forth in the election form.

If a Hawaiian Telcom stockholder does not make a valid election as to the form of merger consideration before the election deadline and has not properly demanded appraisal in accordance with the DGCL, all of their shares of Hawaiian Telcom common stock will be converted into the right to receive the mixed consideration.

Proration Procedures

(see page 68)

The merger consideration to be paid to Hawaiian Telcom stockholders is subject to allocation procedures that are designed to ensure that the total amount of cash paid and the total number of Cincinnati Bell common shares issued in the merger, as a whole, will equal the total amount of cash and number of shares that would have been paid and issued if all Hawaiian Telcom stockholders received the mixed consideration in respect of all of their shares of Hawaiian Telcom common stock.

Whether a Hawaiian Telcom stockholder receives the amount of cash and/or shares they request in their election form will depend in part on the elections of other Hawaiian Telcom stockholders. If you make a mixed election with respect to any shares of Hawaiian Telcom common stock, you will receive the mixed consideration in respect of such shares. If you make a share election or a cash election with respect to any shares of Hawaiian Telcom common stock, you may not receive the exact form of consideration that you elect in respect of such shares. If you make no election with respect to any shares of Hawaiian Telcom common stock and do not properly demand appraisal in accordance with the DGCL, you will receive the mixed consideration in respect of such shares.

The greater the oversubscription of the share election, the fewer shares and more cash a Hawaiian Telcom stockholder making the share election will receive. Similarly, the greater the oversubscription of the cash election, the less cash and more shares a Hawaiian Telcom stockholder making the cash election will receive. However, in no event will a Hawaiian Telcom stockholder who makes the cash election or the share election receive less cash and more Cincinnati Bell common shares, or fewer shares Cincinnati Bell common shares and more cash, respectively, than a stockholder who makes the mixed election.

Financing of the Merger and Indebtedness Following the Merger

(see page 142)

Cincinnati Bell’s obligation to complete the merger is not contingent upon receipt by Cincinnati Bell of any financing. Cincinnati Bell plans to fund the cash portion of the merger consideration from a combination of cash on hand and debt financing, which may include some combination of a senior secured revolving credit facility and senior secured term loan facilities, described below.

On July 9, 2017, in connection with entering into the merger agreement, Cincinnati Bell entered into a commitment letter with Morgan Stanley Senior Funding, Inc., which was amended and restated on July 24, 2017 (as amended and restated, the “commitment letter”) to, among other things, join PNC Bank, National Association, Regions Bank, Barclays Bank PLC, Citigroup Global Markets Inc. and Citizens Bank, N.A. with Morgan Stanley Senior Funding, Inc. as initial lenders (collectively, the “commitment parties”). Under the commitment letter, the commitment parties agreed to provide $1.13 billion in credit facilities, consisting of a $180 million senior secured revolving credit facility and $950 million in senior secured term loan facilities, for the purposes of (a) refinancing Cincinnati Bell’s existing credit facilities, refinancing existing indebtedness of Hawaiian Telcom, funding in part the cash portion of the merger consideration and paying costs and expenses incurred in connection with the merger and related transactions, (b) funding the purchase price for the acquisition of OnX Holdings LLC by Cincinnati Bell and paying costs and expenses incurred in connection therewith and (c) and funding working capital and other general corporate purposes.

The revolving credit facility is expected to be undrawn at closing. Amounts borrowed and repaid under the revolving credit facility may be reborrowed until maturity and the revolving credit facility may be prepaid without penalty. Each term loan facility must be drawn in a single drawing on the closing date of such term loan facility. Amounts repaid under the term loan facilities may not be reborrowed and any prepayment within the first six months after the earlier of the final closing date of the term loan facilities and the funding of a portion of the proceeds of the term loan facilities into escrow will be subject to a prepayment premium of 1.00%.

Cincinnati Bell is also exploring the possibility of replacing a portion of the senior secured term loan facilities with unsecured senior notes, subject to market conditions.

For more information on the financing of the merger, see the section titled “Financing of the Merger and Indebtedness Following the Merger” beginning on page 142 of this proxy statement/prospectus.

Treatment of Hawaiian Telcom Equity Awards

(see page 111)

At the effective time of the merger, each outstanding rollover RSU will be converted into a time-based RSU of Cincinnati Bell, with respect to a number of Cincinnati Bell common shares (rounded down to the nearest whole share) determined by multiplying the number of shares of Hawaiian Telcom common stock subject to such rollover RSU by a ratio based upon the value of the mixed consideration, subject to substantially the same terms and conditions as were applicable to such rollover RSU immediately prior to the completion of the merger, with any applicable performance criteria deemed satisfied at target levels.

At the effective time of the merger, each outstanding cash-out RSU will be canceled and converted into the right to receive in respect of each share of Hawaiian Telcom common stock subject to each cash-out RSU (i) the merger consideration (as determined by the holder’s election or non-election, as applicable, of the share consideration, mixed consideration or cash consideration) and (ii) a cash payment equal to any accrued dividend equivalents in respect of each such RSU, with any applicable performance criteria based upon actual performance as of immediately prior to the effective time of the merger, as reasonably determined by the Hawaiian Telcom board of directors in consultation with Cincinnati Bell in respect of any performance period that has not concluded prior to the effective time of the merger.

Special Meeting of Hawaiian Telcom Stockholders

(see page 55)

Date, Time and Place

The special meeting is scheduled to be held at the headquarters of Hawaiian Telcom Holdco, Inc., 1177 Bishop Street, Honolulu, Hawai‘i 96813 on [            ] at [            ], local time.

Purpose

At the special meeting, Hawaiian Telcom stockholders will be asked to consider and vote on the following proposals:

(1)	to adopt the merger agreement (attached as Annex A to this document) (the “merger agreement proposal”);

(2)	to approve, on a nonbinding, advisory basis, the merger-related compensation (the “advisory say-on-compensation proposal”); and

(3)	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement (the “adjournment proposal”).

Hawaiian Telcom will transact no other business at the special meeting except such business that may properly come before the special meeting or any adjournment, postponement or other delay of the special meeting.

Record Date; Shares Entitled to Vote

You may vote at the special meeting if Hawaiian Telcom’s records show that you held your shares of Hawaiian Telcom common stock at the close of business on [            ] (the “record date”). You may cast one vote for each share of Hawaiian Telcom common stock that you owned on the record date.

Quorum

At the close of business on the record date, there were [            ] shares of Hawaiian Telcom common stock issued and outstanding and entitled to vote at the special meeting. A majority of all outstanding shares of Hawaiian Telcom common stock at the close of business on the record date and entitled to vote, present in person or represented by proxy at the special meeting, shall constitute a quorum for the purposes of the special meeting.

Share Ownership of Hawaiian Telcom’s Directors and Executive Officers

At the close of business on the record date, directors and executive officers of Hawaiian Telcom and their subsidiaries were entitled to vote [            ] shares of Hawaiian Telcom common stock, or approximately [    ]% of the shares of Hawaiian Telcom common stock issued and outstanding on that date.

Voting and Proxies

Any stockholder of record entitled to vote at the special meeting may submit a proxy by completing, signing, dating and returning the enclosed proxy card by mail in the accompanying prepaid reply envelope or granting a proxy to vote by telephone or electronically over the Internet, or may vote in person by appearing at the special meeting. If you are a beneficial owner and hold your shares of Hawaiian Telcom common stock in “street name” through a broker, bank, trustee or other nominee, you should instruct your broker, bank, trustee or other nominee on how you wish to vote your shares of Hawaiian Telcom common stock using the instructions provided by your broker, bank, trustee or other nominee. Under applicable stock exchange rules, brokers, banks, trustees and other nominees have the discretion to vote on routine matters. The proposals to be considered at the special meeting include non-routine matters, and brokers, banks, trustees and other nominees cannot vote on these proposals without your instructions. As a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as “broker non-votes”. Broker non-votes will not be treated as shares that are present at the special meeting for purposes of determining whether a quorum exists and will have the same effect as votes “AGAINST” the proposal to adopt the merger agreement. Broker non-votes do not count as shares entitled to vote, so they will have no effect on the approval of the advisory say-on-compensation compensation proposal or the adjournment proposal. Therefore, it is important that you cast your vote or instruct your broker, bank, trustee or other nominee on how you wish to vote your shares.

If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the special meeting by: (1) submitting a new proxy with a later date, by using the telephone or Internet proxy submission procedures described above, or by completing, signing, dating and returning a new proxy card by mail to Hawaiian Telcom, (2) attending the special meeting and voting in person or (3) delivering to the Secretary of Hawaiian Telcom a written notice of revocation c/o Hawaiian Telcom Holdco, Inc., 1177 Bishop Street, Honolulu, Hawai‘i 96813. Please note, however, that only your last-dated proxy will count. Attendance at the special meeting will not cause your previously granted proxy to be revoked without taking one of the actions described above. Please note that if you want to revoke your proxy by mailing a new proxy card to Hawaiian Telcom or by sending a written notice of revocation to Hawaiian Telcom, you should ensure that you send your new proxy card or written notice of revocation in sufficient time for it to be received by Hawaiian Telcom before the special meeting.

For shares you hold beneficially in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker, trustee or other nominee in order to revoke your proxy or submit new voting instructions.

All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the holders. Properly executed proxies that do not contain voting instructions will be voted “FOR” the merger agreement proposal, “FOR” the advisory say-on-compensation proposal, and “FOR” the adjournment proposal.

Vote Required for Adoption of Merger Agreement

(see page 56)

The merger agreement proposal must be approved by the affirmative vote of the holders of a majority of all issued and outstanding shares of Hawaiian Telcom common stock entitled to vote thereon. Failures to vote, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal.

Approval of the advisory say-on-compensation proposal requires the affirmative vote of the holders of a majority of those shares of Hawaiian Telcom common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. The vote to approve the merger-related compensation is not a condition to completion of the merger. The vote of Hawaiian Telcom stockholders on the merger-related compensation that may be received by Hawaiian Telcom’s named executive officers in connection with the merger is advisory in nature and will not be binding on Cincinnati Bell or Hawaiian Telcom. Accordingly, regardless of the outcome of the advisory vote, if the merger agreement is adopted and the merger is completed, the merger-related compensation may be paid. Abstentions will have the same effect as a vote “AGAINST” the advisory say-on-compensation proposal, while failures to vote and broker non-votes will have no effect on the outcome of the advisory vote.

Any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of those shares of Hawaiian Telcom common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether a quorum is present. Unless the Hawaiian Telcom board of directors fixes a new record date for the adjourned special meeting, the adjourned special meeting is more than 30 days after the date of the original special meeting, or law otherwise requires, no notice of the adjourned special meeting will be required so long as (i) the time and place to which the special meeting is adjourned, and the means of remote communications, if any, by which holders of Hawaiian Telcom common stock may be deemed to be present or represented by proxy and vote at such adjourned meeting are announced at the original special meeting and (ii) at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting. Abstentions will have the same effect as a vote “AGAINST” a proposal to adjourn the special meeting, while failures to vote and broker non-votes will have no effect on the outcome of the vote.

Recommendation of the Hawaiian Telcom Board of Directors and its Reasons for the Merger

(see page 90)

The Hawaiian Telcom board of directors has approved and declared advisable the merger agreement and the merger and has recommended that the Hawaiian Telcom stockholders vote “FOR” the proposal to adopt the merger agreement. In reaching its decision to approve and declare advisable the merger agreement and the merger and recommend to the Hawaiian Telcom stockholders that they vote to adopt the merger agreement, the Hawaiian Telcom board of directors consulted with Hawaiian Telcom’s management and its financial and legal advisors and considered a variety of factors. Some of those factors include:

•	The aggregate value and composition of the merger consideration to be received by Hawaiian Telcom stockholders in the merger.

•	The ability of Hawaiian Telcom stockholders to choose the mixed election, share election or cash election for their shares of Hawaiian Telcom common stock, and that, following the merger, Hawaiian Telcom stockholders who receive Cincinnati Bell common shares in the merger will have the opportunity to participate in the equity value of the combined company.

•	The premium that the merger consideration represents compared to Hawaiian Telcom’s historical trading prices.

•	The Hawaiian Telcom board of directors’ belief, based on discussions and negotiations with Cincinnati Bell, that $30.75 per share (based on the mixed consideration of $18.45 in cash and 0.6522 Cincinnati Bell common shares, utilizing the volume-weighted average price of Cincinnati Bell common shares for the 20 calendar day period ended July 7, 2017) was the highest price Cincinnati Bell would be willing to pay.

•	The likelihood of completing the merger, based on, among other things, the limited number of conditions to the merger including the lack of a financing condition.

•	The potential termination fee of $11.94 million payable by Hawaiian Telcom to Cincinnati Bell under the circumstances specified in the merger agreement.

•	The interests of the Hawaiian Telcom board of directors as discussed under “The Merger—Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger” beginning on page 112.

Opinion of Hawaiian Telcom’s Financial Advisor

(see page 95)

On July 9, 2017, at a meeting of the Hawaiian Telcom board of directors held to evaluate the merger, UBS Securities LLC (“UBS”) delivered to the Hawaiian Telcom board of directors an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, dated July 9, 2017, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in its written opinion, the aggregate merger consideration (as defined under the heading “The Merger—Opinion of Hawaiian Telcom’s Financial Advisor”) to be received in the merger by holders of Hawaiian Telcom common stock (other than holders of excepted shares) was fair, from a financial point of view, to such holders.

The full text of UBS’s written opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex C and is incorporated by reference into this proxy statement/prospectus in its entirety. Holders of Hawaiian Telcom common stock are encouraged to read UBS’s opinion carefully in its entirety. UBS’s opinion was provided for the benefit of the Hawaiian Telcom board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the aggregate merger consideration to be received by holders of Hawaiian Telcom common stock in the merger from a financial point of view and does not address any other aspect or implication of the merger or the merger agreement, including, without limitation, the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Hawaiian Telcom or Hawaiian Telcom’s underlying business decision to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger. In addition, the opinion does not address, or constitute a recommendation with respect to, any particular stockholder election, and UBS expressed no opinion as to the proration mechanisms, procedures and limitations contained in the merger agreement.

Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger

(see page 112)

The directors and executive officers of Hawaiian Telcom have certain interests in the merger that are different from, or in addition to, those of Hawaiian Telcom stockholders generally. These interests include, among others, potential severance benefits and other payments, the treatment of outstanding equity awards pursuant to the merger agreement, rights to ongoing indemnification and insurance coverage and the potential to serve on Cincinnati Bell’s board of directors following the completion of the merger. The Hawaiian Telcom board of directors was aware of and considered these interests, among other matters, in reaching its decision to (i) approve and adopt the merger and the other transactions contemplated thereby; (ii) adopt, approve and declare advisable the merger agreement; and (iii) resolve to recommend the adoption of the merger agreement to Hawaiian Telcom stockholders. See the section titled “The Merger—Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger” for a more detailed description of these interests.

Board of Directors and Executive Officers After the Merger

(see page 117)

Board of Directors and Executive Officers of Cincinnati Bell After the Merger

The composition of the board of directors and executive officers of Cincinnati Bell will not change as a result of the merger, except that pursuant to the merger agreement, unless the merger agreement is terminated or the completion of the merger does not occur, Cincinnati Bell will appoint to its board of directors two persons selected by Hawaiian Telcom, subject to approval of such persons by the Cincinnati Bell board of directors (not to be unreasonably withheld, conditioned or delayed). The two new directors will be in addition to the nine directors serving on the Cincinnati Bell board of directors immediately prior to the effective time of the merger.

As of the date of this proxy statement/prospectus, Cincinnati Bell and Hawaiian Telcom have not made a determination as to which two directors would be selected by Hawaiian Telcom to be appointed to Cincinnati Bell’s board of directors.

Board of Directors and Executive Officers of the Surviving Corporation After the Merger

As of the effective time of the merger, the directors of Merger Sub immediately prior to the effective time of the merger will be the directors of Hawaiian Telcom, as the surviving corporation immediately following the effective time of the merger, until their respective successors are duly appointed and qualified, or until their earlier resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of Hawaiian Telcom immediately prior to the effective time of the merger shall continue as the officers of the surviving corporation immediately following the effective time of the merger until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The board of directors of the surviving corporation will include individuals who are domiciled in Hawai‘i.

New York Stock Exchange Listing of Cincinnati Bell Common Shares; Delisting and Deregistration of Hawaiian Telcom Stock

(see page 123)

It is a condition to the completion of the merger that the Cincinnati Bell common shares issuable as merger consideration be approved for listing on the New York Stock Exchange (“NYSE”), subject to official notice of issuance. It is expected that following the merger, Cincinnati Bell common shares will continue to trade on the NYSE under the symbol “CBB”.

If the merger is completed, Hawaiian Telcom common stock will be delisted from the Nasdaq Stock Market (“NASDAQ”) and deregistered under the Exchange Act, and, accordingly, Hawaiian Telcom will no longer be a public company or be required to file periodic reports with the SEC with respect to Hawaiian Telcom common stock.

Regulatory Approvals Required for the Merger

(see page 117)

Cincinnati Bell and Hawaiian Telcom intend to make all required filings as promptly as practicable. The management of each of Cincinnati Bell and Hawaiian Telcom currently believe that the necessary regulatory approvals can be obtained by the second half of 2018; however, there can be no assurances that such approvals will be obtained in accordance with this timing or at all.

The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”) and the rules promulgated by the Federal Trade Commission (“FTC”), which prevent transactions such as the merger from being completed until (i) certain information and materials are furnished to Department of Justice (“DOJ”) and the FTC and (ii) the applicable waiting period is terminated or expires.

In addition, completion of the merger is also conditioned upon the receipt of approvals from the Federal Communications Commission (“FCC”), the State of Hawai‘i Department of Commerce and Consumer Affairs and the Hawai‘i Public Utilities Commission. There can be no assurance that the requisite FCC and state approvals will be obtained on a timely basis or at all.

Cincinnati Bell and Hawaiian Telcom also intend to make all required filings under the Securities Act and the Exchange Act relating to the merger and obtain all other approvals and consents which may be necessary to give effect to the merger.

Appraisal Rights

(see page 118)

If the merger is completed, stockholders who do not vote in favor of the adoption of the merger agreement, who continuously hold their shares of Hawaiian Telcom common stock through the effective time and who properly demand appraisal of their shares of Hawaiian Telcom common stock in compliance with the requirements of Section 262 of the DGCL, which we refer to as “Section 262”, will be entitled to exercise appraisal rights in connection with the merger under Section 262. This means that holders of shares of Hawaiian Telcom common stock who may exercise appraisal rights and who also have properly exercised, perfected and not lost those appraisal rights are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Hawaiian Telcom common stock, exclusive of any elements of value arising from the accomplishment or expectation of the merger, together with interest

(subject to certain exceptions) to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery, so long as those holders comply exactly with the procedures established by Section 262.

Shares of Hawaiian Telcom common stock outstanding immediately prior to the effective time of the merger and which are held by a stockholder who has made and not withdrawn a proper demand for appraisal rights in compliance with the requirements of Section 262 are referred to as “dissenting shares”.

Due to the complexity of the appraisal process, stockholders who wish to seek appraisal of their shares of Hawaiian Telcom common stock are encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Section 262 could be more than, the same as or less than the value of the merger consideration.

To perfect your appraisal rights, you must follow exactly the procedures specified under Section 262, including, (i) delivering a written demand for appraisal that complies with Section 262 to Hawaiian Telcom before the vote is taken on the proposal to adopt the merger agreement; (ii) not submitting a proxy or otherwise voting in favor of the proposal to adopt the merger agreement; and (iii) continuing to hold your shares of Hawaiian Telcom common stock of record through the effective time. Your failure to follow exactly the procedures specified under Section 262 will result in the loss of your appraisal rights. If you hold your shares of Hawaiian Telcom common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such bank, brokerage firm or nominee. The Section 262 requirements for exercising appraisal rights are described in further detail in this proxy statement/prospectus in the section titled “The Merger—Appraisal Rights” beginning on page 118, and Section 262 regarding appraisal rights is reproduced and attached as Annex D to this proxy statement/prospectus. This proxy statement/prospectus constitutes a formal notice of appraisal rights under Section 262 in connection with the merger.

No Solicitation of Alternative Proposals by Hawaiian Telcom

(see page 134)

The merger agreement contains detailed provisions that restrict Hawaiian Telcom, its affiliates and their respective representatives from soliciting, initiating or knowingly encouraging, inducing or facilitating any other takeover proposal or inquiry that may reasonably be expected to lead to a takeover proposal. The merger agreement also generally restricts Hawaiian Telcom, its affiliates and their respective representatives from participating in any discussions or negotiations regarding any other takeover proposal, subject to certain limited exceptions described in the merger agreement.

No Change in Board Recommendation by the Hawaiian Telcom Board of Directors

(see page 135)

The board of directors of Hawaiian Telcom has agreed that it will not: (a) withdraw or modify in any manner adverse to Cincinnati Bell, or propose publicly to withdraw or modify in any manner adverse to Cincinnati Bell, the approval, recommendation or declaration of advisability by the board with respect to the merger agreement or the merger; (b) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable any takeover proposal; or (c) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, or allow Hawaiian Telcom to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar agreement or arrangement constituting or related to any takeover proposal.

Notwithstanding the foregoing, at any time prior to the adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Hawaiian Telcom common stock entitled to vote at a duly held meeting of such stockholders for such purpose (such adoption, the “Hawaiian Telcom Stockholder Approval”), the board of directors of Hawaiian Telcom may withdraw or modify its recommendation or recommend an alternative takeover proposal if it receives a superior proposal or the Hawaiian Telcom board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law. Prior to taking any such action, the Hawaiian Telcom board of directors must inform Cincinnati Bell of its decision to change its recommendation and specify the reasons therefor in writing and give Cincinnati Bell three business days to respond to such decision, including by proposing changes to the merger agreement.

If the board of directors of Hawaiian Telcom withdraws or modifies its recommendation, or recommends any alternative takeover proposal, Hawaiian Telcom will nonetheless continue to be obligated to call, give notice of, convene and hold its stockholders meeting and submit the proposals described in this proxy statement/prospectus to its stockholders.

Conditions to Completion of the Merger

(see page 137)

The respective obligations of Cincinnati Bell and Hawaiian Telcom to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the merger agreement shall have been adopted by the affirmative vote of the holders of a majority of the outstanding shares of Hawaiian Telcom common stock entitled to vote at a duly held meeting of such stockholders for such purpose;

•	the approval of the Cincinnati Bell common shares to be issued as merger consideration for listing on the NYSE, subject to official notice of issuance;

•	the termination or expiration of any waiting period applicable to the merger under the Hart-Scott-Rodino Act;

•	certain agreed-upon FCC consents, state regulatory consents and the local consents required in connection with the merger have been obtained, shall not be subject to agency reconsideration or judicial review, and the time for any person to petition for agency reconsideration or judicial review shall have expired;

•	the absence of any applicable law or judgment, whether preliminary, temporary or permanent, or other legal restraint or binding order or determination by any governmental entity that prevents, restrains, enjoins, makes illegal or otherwise prohibits the completion of the merger or imposes on either party as a condition to completion of the merger, an obligation to take or refrain from taking, any action or actions that, individually or in the aggregate, would be reasonably likely to have a material adverse effect on either Hawaiian Telcom or Cincinnati Bell; and

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part.

In addition, each of Hawaiian Telcom’s and Cincinnati Bell’s obligations to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party being true and correct, subject in most cases to an overall material adverse effect qualification;

•	the other party having performed or complied with, in all material respects, all material obligations required to be performed or complied with by it under the merger agreement; and

•	the absence, since the date of the merger agreement, of any event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the other party.

Expected Timing of the Merger

(see page 137)

Cincinnati Bell and Hawaiian Telcom currently expect to complete the merger during the second half of 2018, subject to the receipt of required stockholder and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the merger. Because many of the conditions to completion of the merger are beyond the control of Cincinnati Bell and Hawaiian Telcom, exact timing for completion of the merger cannot be predicted with any amount of certainty. For more information, please see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 137 of this proxy statement/prospectus.

Termination of the Merger Agreement

(see page 138)

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after receipt of the Hawaiian Telcom Stockholder Approval, under the following circumstances:

•	by mutual written consent of Cincinnati Bell and Hawaiian Telcom;

•	by either Cincinnati Bell or Hawaiian Telcom:

•	if the merger is not completed by October 9, 2018, subject to a three-month extension under certain circumstances;

•	certain legal restraints regarding the merger become final and nonappealable;

•	the Hawaiian Telcom stockholders fail to adopt the merger agreement at the special meeting; or

•	the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to complete the merger, subject to the right of the breaching party to take good faith efforts to cure the breach.

•	by Cincinnati Bell, if prior to Hawaiian Telcom obtaining the Hawaiian Telcom Stockholder Approval, the board of directors of Hawaiian Telcom withdraws or modifies in any adverse manner, or proposes publicly to withdraw or modify in any adverse manner, its approval or recommendation with respect to the merger, or approves or recommends, or proposes publicly to approve or recommend, any alternative takeover proposal with a third party.

Expenses and Termination Fee

(see page 139)

With the exception of the termination fee of $11.94 million to be paid by Hawaiian Telcom to Cincinnati Bell under certain circumstances, all fees and expenses incurred in connection with the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not such transactions are completed. For a description of certain fees and expenses incurred by the parties in connection with this proxy statement/prospectus, see the section of this proxy statement/prospectus titled “Special Meeting of Hawaiian Telcom Stockholders—Solicitation of Proxies” beginning on page 59.

Upon the termination of the merger agreement under certain circumstances, including termination by Cincinnati Bell in the event that prior to Hawaiian Telcom obtaining the Hawaiian Telcom Stockholder Approval, the board of directors of Hawaiian Telcom withdraws or modifies in any adverse manner, or proposes publicly to withdraw or modify in any adverse manner, its approval or recommendation with respect to the merger, or approves or recommends, or proposes publicly to approve or recommend, any alternative takeover proposal with a third party, then Hawaiian Telcom may be obligated to pay Cincinnati Bell a termination fee of $11.94 million.

Effect on Hawaiian Telcom if Merger Is Not Completed

(see page 66)

If the merger agreement is not adopted or if the merger is not completed for any other reason, Hawaiian Telcom stockholders will not receive any payment for their shares of Hawaiian Telcom common stock. Instead, Hawaiian Telcom will remain an independent public company, shares of Hawaiian Telcom common stock will continue to be listed and traded on NASDAQ and registered under the Exchange Act, and Hawaiian Telcom will continue to file periodic and current reports with the SEC. If the merger is not completed, depending on the circumstances that caused the merger not to be completed, the price of Hawaiian Telcom common stock may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of Hawaiian Telcom common stock would return to the price at which it trades as of the date of this proxy statement/prospectus. Under specified circumstances, Hawaiian Telcom will be required to pay Cincinnati Bell a termination fee of $11.94 million upon the termination of the merger agreement. For more details, see the section of this proxy statement/prospectus titled “The Merger—Effect on Hawaiian Telcom if the Merger is Not Completed” beginning on page 66.

Material U.S. Federal Income Tax Consequences

(see page 149)

The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences—General”) generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of Cincinnati Bell common shares, and the fair market value of any Cincinnati Bell common shares received by such U.S. Holder in the merger, and (2) the U.S. Holder’s adjusted tax basis in its Hawaiian Telcom common stock.

Except in certain specific circumstances described in “Material U.S. Federal Income Tax Consequences—The Merger”, a Non-U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences—General”) generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of Hawaiian Telcom common stock for any Cincinnati Bell common shares and/or cash in the merger.

Please refer to “Material U.S. Federal Income Tax Consequences—The Merger” beginning on page 150 of this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Withholding Taxes

Cincinnati Bell and the exchange agent will be entitled to deduct and withhold from consideration payable to any Hawaiian Telcom stockholder the amounts that may be required to be withheld under any applicable tax law. Amounts withheld and paid over to the applicable governmental entity will be treated for all purposes of the merger as having been paid to the stockholders from whom such amounts were withheld.

Accounting Treatment

(see page 148)

In accordance with accounting principles generally accepted in the United States, Cincinnati Bell will account for the merger using the acquisition method of accounting for business combinations. Cincinnati Bell will be treated as the acquirer for accounting purposes.

Comparison of Shareholders’ Rights

(see page 159)

The rights of Hawaiian Telcom stockholders are governed by the laws of the State of Delaware, including the DGCL, Hawaiian Telcom’s amended and restated certificate of incorporation and Hawaiian Telcom’s amended and restated bylaws (as amended, “Hawaiian Telcom’s amended and restated bylaws”). Your rights as a shareholder of Cincinnati Bell will be governed by the laws of the State of Ohio, including the General Corporation Law of Ohio (“OGCL”), Cincinnati Bell’s amended and restated articles of incorporation (as amended, “Cincinnati Bell’s amended and restated articles of incorporation”) and Cincinnati Bell’s amended and restated regulations. Your rights under the laws of the State of Delaware, Hawaiian Telcom’s amended and restated certificate of incorporation and Hawaiian Telcom’s amended and restated bylaws will differ in some respects from your rights under the laws of the State of Ohio, Cincinnati Bell’s amended and restated articles of incorporation and Cincinnati Bell’s amended and restated regulations. For more detailed information regarding a comparison of your rights as a stockholder of Hawaiian Telcom and Cincinnati Bell, see the section titled “Comparison of Shareholders’ Rights” beginning on page 159 of this proxy statement/prospectus.

The Voting Agreement

(see page 144)

On July 9, 2017, concurrently with the execution of the merger agreement, Cincinnati Bell entered into a voting agreement (the “voting agreement”) with Twin Haven Capital Partners, L.L.C. and certain of its affiliates (collectively, the “Twin Haven Stockholders”), who, collectively and in the aggregate, hold voting power over approximately 22.5% of the shares of Hawaiian Telcom common stock. Pursuant to the voting agreement, each Twin Haven Stockholder has agreed, among other things, to vote all of their Subject Shares (as defined under the section titled “The Voting Agreement” beginning on page 144 of this proxy statement/prospectus) in favor of the adoption of the merger agreement. The Subject Shares will not exceed 25% of the total number of outstanding shares of Hawaiian Telcom common stock at any time. In addition, each Twin Haven Stockholder has irrevocably appointed Cincinnati Bell, and any other individual designated in writing by Cincinnati Bell, as their proxy and attorney-in-fact to vote all of their respective Subject Shares in accordance the voting agreement.

The voting agreement will terminate upon completion of the special meeting of the stockholders of Hawaiian Telcom at which a proposal to adopt the merger agreement is voted upon or if the merger agreement is terminated. The voting agreement will also terminate if the merger agreement is amended or otherwise modified without any Twin Haven Stockholder’s prior written consent so as to (1) decrease the merger consideration, (2) change the form of merger consideration or (3) otherwise affect such Twin Haven Stockholder in an adverse manner.

The voting agreement is attached hereto as Annex B.

The OnX Acquisition

(see page 146)

On July 9, 2017, Cincinnati Bell entered into an agreement and plan of merger (the “OnX merger agreement”) with OnX Holdings LLC, a Delaware limited liability company (“OnX”), Yankee Acquisition LLC,

a Delaware limited liability company and a direct wholly owned subsidiary of Cincinnati Bell (“OnX Merger Sub”), and solely as the representative of the unitholders of OnX, MLN Holder Rep LLC, a Delaware limited liability company (the “OnX Unitholder Representative”), whereby Cincinnati Bell will acquire OnX for $201 million in cash, without interest, on a cash-free, debt-free basis, subject to customary post-closing adjustments (the “OnX acquisition”). The OnX merger agreement provides for the merger of OnX with and into OnX Merger Sub upon the terms and subject to the conditions of the OnX merger agreement. Upon consummation of the OnX acquisition, OnX will be a wholly owned subsidiary of Cincinnati Bell.

Advisory Non-Binding Vote to Approve Merger-Related Compensation

(see page 62)

Hawaiian Telcom is requesting the Hawaiian Telcom stockholders approve, on a nonbinding, advisory basis, the merger-related compensation.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CINCINNATI BELL

The following table sets forth selected historical consolidated financial data of Cincinnati Bell. The selected historical consolidated financial data of Cincinnati Bell as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been derived from Cincinnati Bell’s historical audited consolidated financial statements. Cincinnati Bell’s historical audited consolidated balance sheet data as of December 31, 2016 and 2015 and historical audited consolidated statement of operations and cash flow data for the years ended December 31, 2016, 2015 and 2014 are incorporated into this proxy statement/prospectus by reference to Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2016. The historical audited consolidated balance sheet data as of December 31, 2014 and 2013 and the historical audited consolidated statement of operations and cash flow data for the years ended December 31, 2013 and 2012 have been derived from Cincinnati Bell’s historical audited consolidated financial statements included in Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2014, which has not been incorporated into this proxy statement/prospectus by reference. The historical audited consolidated balance sheet data as of December 31, 2012 has been derived from Cincinnati Bell’s historical audited consolidated balance sheet as of December 31, 2012 included in Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2013, which has not been incorporated into this proxy statement/prospectus. The selected historical consolidated financial data of Cincinnati Bell as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 have been derived from Cincinnati Bell’s historical unaudited condensed consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of Cincinnati Bell as of June 30, 2016 has been derived from Cincinnati Bell’s historical unaudited condensed consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which has not been incorporated into this proxy statement/prospectus by reference. In the opinion of Cincinnati Bell’s management, the unaudited condensed consolidated financial statements of Cincinnati Bell have been prepared on the same basis as its audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position of Cincinnati Bell as of June 30, 2017 and its results of operations for the six-month periods ended June 30, 2017 and 2016. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2016 and Cincinnati Bell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, including the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013(a)	2012(a)
	Unaudited
	(In millions, except per share data)
Operating Data(b)
Revenue	$572.2	$588.1	$1,185.8	$1,167.8	$1,161.5	$1,073.4	$1,251.5
Cost of services and products, selling, general and administrative, depreciation and amortization expense	525.1	531.1	1,079.8	1,031.3	979.5	877.6	1,018.0
Other operating costs and losses(c)	31.5	—	13.0	8.5	5.1	56.0	20.3
Operating income	15.6	57.0	93.0	128.0	176.9	139.8	213.2
Interest expense	36.1	40.2	75.7	103.1	145.9	176.0	211.2
Loss on extinguishment of debt, net	—	2.8	19.0	20.9	19.6	29.6	13.6
Loss from CyrusOne investment(d)	—	—	—	5.1	7.0	10.7	—
Gain on sale of CyrusOne investment	(117.7)	(118.6)	(157.0)	(449.2)	(192.8)	—	—
Income (loss) from continuing operations	98.2	133.7	101.8	290.8	117.7	(64.9)	(18.8)
Income (loss) from discontinued operations, net of tax(e)	—	—	0.3	62.9	(42.1)	10.2	30.0
Net income (loss)	62.5	84.6	102.1	353.7	75.6	(54.7)	11.2
Basic earnings (loss) per common share from continuing operations	$1.36	$1.89	$2.17	$6.69	$2.57	$(1.83)	$(0.74)
Basic earnings (loss) per common share from discontinued operations	$—	$—	$0.01	$1.50	$(1.01)	$0.25	$0.76
Basic earnings (loss) per common share	$1.36	$1.89	$2.18	$8.19	$1.56	$(1.58)	$0.02
Diluted earnings (loss) per common share from continuing operations	$1.35	$1.89	$2.17	$6.68	$2.56	$(1.83)	$(0.74)
Diluted earnings (loss) per common share from discontinued operations	$—	$—	$0.01	$1.49	$(1.00)	$0.25	$0.76
Diluted earnings (loss) per common share	$1.35	$1.89	$2.18	$8.17	$1.56	$(1.58)	$0.02
Dividends declared per common share	$—	$—	$—	$—	$—	$—	$—
Weighted-average common shares outstanding
Basic	42.1	42.0	42.0	41.9	41.7	41.2	39.4
Diluted	42.3	42.1	42.1	42.0	41.9	41.2	39.4

Financial Position (as of period end)
Property, plant and equipment, net	$1,111.7	$1,021.7	$1,085.5	$975.5	$815.4	$756.8	$1,415.4
Total assets(f)	1,481.7	1,423.2	1,541.0	1,446.4	1,807.0	2,088.2	2,850.4
Total long-term obligations(g)(h)	1,343.8	1,383.3	1,429.8	1,485.4	2,044.7	2,509.5	3,191.8

Other Data
Cash flow provided by operating activities, net	$122.9	$97.9	$173.2	$110.9	$175.2	$78.8	$212.7
Cash flow (used in) provided by investing activities, net	26.3	25.1	(95.5)	383.2	392.6	(185.4)	(371.8)
Cash flow (used in) provided by financing activities, net	(100.7)	(120.8)	(75.4)	(544.6)	(514.5)	87.6	109.0
Capital expenditures(i)	(105.2)	(121.6)	(286.4)	(283.6)	(182.3)	(196.9)	(367.2)

(a)	Results for 2012 include the revenues and expenses of CyrusOne, Cincinnati Bell’s former data center business. During 2013, CyrusOne results are included for the period January 1, 2013 through January 23, 2013. Effective January 24, 2013, the date of the CyrusOne IPO, Cincinnati Bell no longer includes CyrusOne’s operating results in our consolidated financial statements. See Notes 1 and 15 to the consolidated financial statements included in Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2016 incorporated by reference herein.
(b)	All shares of common stock and per share information have been adjusted to reflect a one-for-five reverse stock split of Cincinnati Bell common shares on October 4, 2016 on a retroactive basis for all periods presented.
(c)	Other operating costs and losses consist of restructuring and severance related charges (reversals), transaction-related compensation, curtailment loss (gain), loss (gain) on disposal of assets—net, impairment of assets and transaction costs.
(d)	Losses represent Cincinnati Bell’s equity method share of CyrusOne’s losses from the date of the IPO through December 31, 2015. Effective January 1, 2016, Cincinnati Bell’s ownership in CyrusOne is no longer accounted for using the equity method.
(e)	Cincinnati Bell ceased operations of its wireless business as of March 31, 2015. As a result, certain wireless assets, liabilities and results of operations are now presented as discontinued operations. Accordingly, Cincinnati Bell recast its 2014, 2013 and 2012 results, with the exception of the consolidated statements of comprehensive income, consolidated statements of shareowners’ deficit and consolidated statements of cash flows.
(f)	Total assets include current and noncurrent assets from discontinued operations.
(g)	Total long-term obligations comprise long-term debt less current portion, pension and postretirement benefit obligations, other noncurrent liabilities and noncurrent liabilities from discontinued operations. See Notes 6, 7, 9, 13 and 16 to the consolidated financial statements for discussions related to 2016 and 2015 included in Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated by reference herein.
(h)	Accounting Standard Update (“ASU”) 2015-03 Simplifying the Presentation of Debt Issuance Costs was adopted effective January 1, 2016. As a result, certain debt issuance costs were reclassified from “Other noncurrent assets” to “Long-term debt, less current portion”. All periods presented have been recast to present the impact of ASU 2015-03, retrospectively.
(i)	Capital expenditures include capital expenditures from discontinued operations.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HAWAIIAN TELCOM

The following table sets forth selected historical consolidated financial data of Hawaiian Telcom. The selected historical consolidated financial data of Hawaiian Telcom as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been derived from Hawaiian Telcom’s historical audited consolidated financial statements. Hawaiian Telcom’s historical audited consolidated balance sheet data as of December 31, 2016 and 2015 and historical audited consolidated statement of operations and cash flow data for the years ended December 31, 2016, 2015 and 2014 are incorporated into this proxy statement/prospectus by reference to Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2016. The historical audited consolidated balance sheet data as of December 31, 2014, 2013 and 2012 and the historical audited consolidated statement of operations and cash flow data for the years ended December 31, 2013 and 2012 have been derived from Hawaiian Telcom’s historical audited consolidated financial statements included in Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2014, which has not been incorporated into this proxy statement/prospectus by reference. The selected historical consolidated financial data of Hawaiian Telcom as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 have been derived from Hawaiian Telcom’s historical unaudited condensed consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of Hawaiian Telcom as of June 30, 2016 has been derived from Hawaiian Telcom’s historical unaudited condensed consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which has not been incorporated into this proxy statement/prospectus by reference. In the opinion of Hawaiian Telcom’s management, the unaudited condensed consolidated financial statements of Hawaiian Telcom have been prepared on the same basis as its audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position of Hawaiian Telcom as of June 30, 2017 and its results of operations for the six-month periods ended June 30, 2017 and 2016. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2016 and Hawaiian Telcom’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, including the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus.

Hawaiian Telcom Holdco, Inc. and Subsidiaries

Consolidated Statement of Operations Data and Balance Sheet Data

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	Unaudited
	(In millions, except per share data)
Statement of income (loss) data:(a)
Operating revenues	$185.8	$198.3	$393.0	$393.4	$390.7	$391.2	$385.5
Depreciation and amortization	43.0	44.4	89.9	87.9	78.0	77.3	70.9
Operating income	3.4	11.4	18.8	19.3	30.5	41.8	45.9
Interest expense	(7.8)	(8.7)	17.1	16.8	16.5	18.9	22.2
Income tax provision (benefit)(b)	(3.8)	1.1	0.6	1.4	5.9	8.8	(91.4)
Net income (loss)	(5.4)	1.6	1.1	1.1	8.1	10.5	110.0
Earnings (loss) per common share—
Basic	$(0.47)	$0.14	$0.10	$0.10	$0.76	$1.01	$10.74
Diluted	(0.47)	0.14	0.10	0.10	0.72	0.95	10.32

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	Unaudited
	(In millions, except per share data)
Statements of cash flow data—net cash provided by (used in):(c)
Operating activities	$40.6	$51.3	$90.1	$90.6	$90.5	$77.0	$86.5
Investing activities	(52.6)	(52.9)	(97.8)	(98.2)	(96.2)	(85.0)	(85.3)
Financing activities	22.1	(2.5)	(5.2)	1.3	(3.4)	(9.4)	(16.2)
Balance sheet data (as of end of period):
Cash and cash equivalents	$25.9	$26.2	$15.8	$30.3	$39.9	$49.6	$67.0
Property, plant and equipment, net	601.3	589.6	596.0	579.1	566.0	524.4	507.2
Total assets	810.5	802.6	803.9	799.7	796.7	771.7	780.7
Long-term debt(d)	313.9	285.2	284.7	286.0	287.2	288.4	291.0
Stockholders’ equity	313.7	310.4	304.9	307.7	304.5	313.0	276.9

(a)	Hawaiian Telcom acquired SystemMetrics Corporation on September 30, 2013 and Wavecom Solutions Corporation on December 31, 2012. The results of operations are included in the above financial information from the acquisition date.
(b)	As of December 31, 2012, Hawaiian Telcom released its valuation allowance resulting in an income tax benefit of $91.4 million for the year ended December 31, 2012.
(c)	In 2016, Hawaiian Telcom adopted a new accounting standard modifying the presentation of restricted cash in the statements of cash flow. The statements of cash flow data has been revised for the application of the new standard for all periods presented. See Note 2 to the consolidated financial statements included in Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated by reference herein.
(d)	Long-term debt includes the related current portion and is net of debt issuance costs and original issue discount.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table presents selected unaudited pro forma condensed combined financial information of Cincinnati Bell and Hawaiian Telcom after giving effect to the merger, including the financing structure established to effect the merger. The selected unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2017 and the year ended December 31, 2016 give effect to the merger as if the merger had been completed on January 1, 2016. The selected unaudited pro forma condensed combined balance sheet data gives effect to the merger as if it had been completed on June 30, 2017. The following selected unaudited pro forma condensed combined financial information is subject to risks and uncertainties, including those discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus.

The following selected unaudited pro forma condensed combined financial information has been prepared by applying the acquisition method of accounting with Cincinnati Bell treated as the acquirer for accounting purposes and is dependent on certain valuations and other analyses that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, any pro forma adjustments, including the allocation of the purchase price, are very preliminary, have been made solely for the purpose of providing selected unaudited pro forma condensed combined financial information and may be revised as additional information becomes available and additional analysis is performed. The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of both Cincinnati Bell and Hawaiian Telcom incorporated herein by reference, together with the more detailed unaudited pro forma condensed combined financial information provided in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 170 of this proxy statement/prospectus. For further information with respect to the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus. The following selected unaudited pro forma condensed combined financial information is subject to risks and uncertainties, including those discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations actually would have been had the merger been completed as of the assumed dates or for the periods presented. In addition, the selected unaudited pro forma condensed combined financial information presented below does not purport to project the combined financial condition or operating results for any future period. The selected unaudited pro forma condensed combined financial information has not been adjusted to give effect to the OnX acquisition.

	Year Ended December 31, 2016	Six Months Ended June 30, 2017
	(Unaudited)
	(Values in millions, except per share amounts)
Statement of Operations Data:
Revenue:
Services	$1,359.3	$671.4
Products	219.5	86.6

Total revenue	$1,578.8	$758.0

	Year Ended December 31, 2016	Six Months Ended June 30, 2017
	(Unaudited)
	(Values in millions, except per share amounts)
Earnings:
Net income	$102.4	$54.4
Preferred stock dividends	10.4	5.2

Net income applicable to common shareholders	$92.0	$49.2

Basic earnings per common share from continuing operations	$1.84	$0.98

Diluted earnings per common share from continuing operations	$1.84	$0.98

		As of June 30, 2017
		(Unaudited) (Values in millions)
Balance Sheet Data (as of period end):
Total assets		$2,281.3
Long-term debt, less current portion		1,606.2
Total shareowners’ equity		$5.6

COMPARATIVE UNAUDITED HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth, for the six months ended June 30, 2017 and the year ended December 31, 2016, selected per share information for (1) Cincinnati Bell common shares on a historical basis, (2) Hawaiian Telcom common stock on a historical basis and (3) Cincinnati Bell common shares on an historical and equivalent pro forma combined basis giving effect to the merger, including the financing structure established to effect the merger. Except for the historical information as of and for the year ended December 31, 2016, the information provided in the table below is unaudited. The unaudited pro forma financial information provided in the table below has been derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of both Cincinnati Bell and Hawaiian Telcom incorporated herein by reference, together with the more detailed unaudited pro forma condensed combined financial information provided in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 172 of this proxy statement/prospectus. For further information with respect to the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus.

The unaudited pro forma financial information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations actually would have been had the merger been completed as of the assumed dates or for the periods presented. In addition, the unaudited pro forma financial information presented below does not purport to project the combined financial condition or operating results for any future period. The unaudited pro forma financial information provided in the table below has not been adjusted to give effect to the OnX acquisition.

The pro forma equivalent per share amounts are calculated by multiplying each pro forma combined per share amount by the mixed consideration exchange ratio. The pro forma equivalent per share amounts assume each Hawaiian Telcom stockholder receives the mixed consideration. The exchange ratio for purposes of these calculations is 0.6522.

	Historical
	Cincinnati Bell	Hawaiian Telcom	Pro Forma Combined	Pro Forma Equivalent
Basic earnings per common share from continuing operations
Six months ended June 30, 2017	$1.36	$(0.47)	$0.98	$0.64
Year ended December 31, 2016	$2.17	$0.10	$1.84	$1.20
Diluted earnings per common share from continuing operations
Six months ended June 30, 2017	$1.35	$(0.47)	$0.98	$0.64
Year ended December 31, 2016	$2.17	$0.10	$1.84	$1.20
Dividends(1)	$—	$—	$—	$—
Book value per share(2)
As of June 30, 2017	$(2.94)	$27.07	$0.11	$0.07

(1)	Both Hawaiian Telcom and Cincinnati Bell did not declare or pay any dividends on common stock in the period presented.
(2)	The historical book value per share is computed by dividing total stockholders’ equity and shareowners’ deficit by the number of shares of common stock outstanding at the end of the period.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The following table sets forth, for the periods indicated, the high and low closing sales prices per share for Cincinnati Bell common shares, which trades on the NYSE under the symbol “CBB”, and for Hawaiian Telcom common stock, which trades on the NASDAQ under the symbol “HCOM”, and the cash dividends declared per share of Cincinnati Bell common shares and Hawaiian Telcom common stock.

	Cincinnati Bell Common Shares(1)			Hawaiian Telcom Common Stock
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
2017
Third Quarter (through August 16, 2017	$21.85	$16.60	$—	$31.20	$24.33	$—
Second Quarter	19.66	16.40	—	26.45	23.12	—
First Quarter	24.35	17.60	—	26.59	22.80	—
2016
Fourth Quarter	$22.75	$17.90	$—	$25.50	$20.11	$—
Third Quarter	25.10	19.55	—	24.09	21.28	—
Second Quarter	23.05	18.00	—	24.66	19.14	—
First Quarter	19.45	14.50	—	25.26	20.75	—
2015
Fourth Quarter	$19.85	$15.70	$—	$25.97	$20.51	$—
Third Quarter	19.85	15.40	—	26.06	20.46	—
Second Quarter	20.45	16.70	—	27.96	24.92	—
First Quarter	18.40	14.65	—	27.45	25.80	—

(1)	The numbers presented for Cincinnati Bell take account of a one-for-five reverse split of its issued common shares on October 4, 2016 on a retroactive basis.

The following table sets forth the closing sale price per share of Cincinnati Bell common shares and Hawaiian Telcom common stock as reported on the NYSE and NASDAQ, respectively, as of July 7, 2017, the last trading day before the public announcement of the merger, and as of [            ], 2017, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The table also shows the implied value of the merger consideration proposed for each share of Hawaiian Telcom common stock. The equivalent share election per share prices set forth below were determined, for Hawaiian Telcom common stock in respect of which an election for share consideration is made, by multiplying the closing price of Cincinnati Bell common shares on July 7, 2017 and [            ], respectively, by the share consideration exchange ratio of 1.6305 and, for Hawaiian Telcom common stock in respect of which an election for mixed consideration is made, by multiplying the closing price of Cincinnati Bell common shares on July 7, 2017 and [            ], respectively, by the mixed consideration exchange ratio of 0.6522 and adding $18.45 to such amount.

	Cincinnati Bell Common Shares		Hawaiian Telcom Common Stock		Share Consideration		Mixed Consideration		Cash Consideration
July 7, 2017		$19.35		$24.44		$31.55		$31.07	$30.75
[ ], 2017	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$30.75

The market prices of Cincinnati Bell common shares and Hawaiian Telcom common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market prices of Cincinnati Bell common shares or Hawaiian Telcom common stock before the completion of the merger or Cincinnati Bell common shares after the completion of the merger.

Changes in the market price of Cincinnati Bell common shares prior to the completion of the merger will affect the value of the share consideration and the mixed consideration. Accordingly, Hawaiian Telcom stockholders are advised to obtain current market quotations for Cincinnati Bell common shares and Hawaiian Telcom common stock before deciding whether to vote for adoption of the merger agreement.

As of [            ], 2017, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information for Cincinnati Bell and Hawaiian Telcom, respectively, there were approximately [            ] registered holders of Cincinnati Bell common shares and approximately [            ] registered holders of Hawaiian Telcom common stock.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section titled “Forward-Looking Statements” beginning on page 51 of this proxy statement/prospectus, you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement. In addition, you should read and consider the risks associated with each of Hawaiian Telcom and Cincinnati Bell and their respective businesses. These risks can be found in Hawaiian Telcom’s and Cincinnati Bell’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus.

Risks Relating to the Merger

Because the share consideration exchange ratio and the mixed consideration exchange ratio will not be adjusted for stock price changes and the market price of Cincinnati Bell common shares will fluctuate, Hawaiian Telcom stockholders cannot be sure of the market value of Cincinnati Bell common shares that they will receive in the merger.

At the time the merger is completed, each share of Hawaiian Telcom common stock issued and outstanding immediately prior to the completion of the merger (other than excepted shares) will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the merger agreement, (i) 1.6305 Cincinnati Bell common shares, plus cash in lieu of fractional shares; (ii) 0.6522 Cincinnati Bell common shares and $18.45 in cash, without interest, plus cash in lieu of fractional shares; or (iii) $30.75 in cash, without interest. Hawaiian Telcom stockholders who elect to receive the share consideration or the cash consideration will be subject to proration to ensure that the aggregate number of shares of Cincinnati Bell common shares to be issued by Cincinnati Bell in the merger and the aggregate amount of cash to be paid in the merger will be the same as if all electing stockholders received the mixed consideration.

Neither the share consideration exchange ratio nor the mixed consideration exchange ratio will change to reflect changes in the market prices of Cincinnati Bell common shares or Hawaiian Telcom common stock. The market price of Cincinnati Bell common shares at the time of completion of the merger may vary significantly from the market price of Cincinnati Bell common shares on the date the merger agreement was executed, the date of this proxy statement/prospectus and the date of the Hawaiian Telcom special meeting. In addition, as discussed below, the merger consideration will be subject to proration. Accordingly, Hawaiian Telcom stockholders will not know or be able to calculate at the time of the Hawaiian Telcom special meeting the market value of the merger consideration they will receive upon completion of the merger.

Further, the merger might not be completed until a significant period of time has passed after the Hawaiian Telcom special meeting. Because the share consideration exchange ratio and mixed consideration exchange ratio will not be adjusted to reflect any changes in the market values of Cincinnati Bell common shares or Hawaiian Telcom common stock, the market value of the Cincinnati Bell common shares issued in connection with the merger and the Hawaiian Telcom common stock surrendered in connection with the merger may be higher or lower than the values of those shares on earlier dates. Stock price changes may result from, among other things, changes in the business, operations or prospects of Cincinnati Bell or Hawaiian Telcom prior to or following the merger, market expectations of the likelihood that the merger will be completed and the timing of the completion, litigation or the effect of any of the conditions or restrictions imposed on or proposed with respect to the merging parties by regulatory agencies, general business, market, industry or economic conditions and other factors both within and beyond the control of Cincinnati Bell and Hawaiian Telcom. Neither Cincinnati Bell nor Hawaiian Telcom is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

Hawaiian Telcom stockholders are urged to obtain current market quotations for shares of Cincinnati Bell common shares and Hawaiian Telcom common stock.

Hawaiian Telcom stockholders may receive a combination of consideration different from that which they elect.

In the merger, Hawaiian Telcom stockholders may not receive the entirety of their merger consideration in the form which they have elected to receive. The merger consideration is subject to proration so that the aggregate number of Cincinnati Bell common shares to be issued, and the aggregate amount of cash to be paid, will be the same as if all electing stockholders received the mixed consideration. Accordingly, depending on the elections made by other Hawaiian Telcom stockholders, each Hawaiian Telcom stockholder who elects to receive all cash for their shares in the merger may receive a portion of their consideration in Cincinnati Bell common shares, and each Hawaiian Telcom stockholder who elects to receive all Cincinnati Bell common shares for their shares in the merger may receive a portion of their consideration in cash. A Hawaiian Telcom stockholder who elects to receive the mixed consideration will always receive 0.6522 Cincinnati Bell common shares plus $18.45 in cash for each share of Hawaiian Telcom common stock they hold (subject to payment of cash in lieu of fractional shares). For further information, please see the section titled “The Merger Agreement—Merger Consideration” beginning on page 126 of this proxy statement/prospectus.

The merger is subject to Hawaiian Telcom stockholder approval.

In order for the merger to be completed, the Hawaiian Telcom stockholders must adopt the merger agreement, which requires the affirmative vote of the holders of a majority of the outstanding Hawaiian Telcom common stock entitled to vote on the merger proposal as of the record date for the Hawaiian Telcom special meeting.

A vote of Cincinnati Bell shareholders is not required to approve the merger.

Directors and executive officers of Hawaiian Telcom have certain interests in the merger that may be different from, or in addition to, the general interests of Hawaiian Telcom stockholders in recommending that Hawaiian stockholders vote in favor of the merger agreement.

The directors and executive officers of Hawaiian Telcom have certain interests in the merger that are different from, or in addition to, those of Hawaiian Telcom stockholders generally. These interests include, among others, potential severance benefits and other payments, the treatment of outstanding equity awards pursuant to the merger agreement, rights to ongoing indemnification and insurance coverage and the potential to serve on Cincinnati Bell’s board of directors following the completion of the merger. The Hawaiian Telcom board of directors was aware of and considered these interests, among other matters, in reaching its decision to (i) approve the merger and the other transactions contemplated thereby; (ii) adopt, approve and declare advisable the merger agreement; and (iii) resolve to recommend the adoption of the merger agreement to Hawaiian Telcom stockholders. See the section titled “The Merger—Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger” beginning on page 112 for a more detailed description of these interests.

The merger is subject to the expiration or termination of waiting periods and receipt of clearances or approvals from various regulatory authorities, which may impose conditions that could have an adverse effect on Cincinnati Bell, Hawaiian Telcom or the combined company or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, the applicable waiting period must expire or terminate under the Hart-Scott-Rodino Act and clearances or approvals must be obtained from various regulatory entities, including the FCC, the State of Hawai‘i Department of Commerce and Consumer Affairs and the Hawai‘i Public Utilities Commission. There can be no assurance that all of these required consents, orders, approvals and clearances will be obtained, or will be obtained on a timely basis. In deciding whether to grant antitrust or regulatory clearances, the relevant governmental entities will consider, among other things, the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. The merger agreement may require Cincinnati Bell and Hawaiian Telcom to comply with conditions imposed by regulatory entities and neither company is required to take any action with respect to obtaining regulatory approval that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on either Hawaiian Telcom or Cincinnati Bell. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger. In addition, neither Cincinnati Bell nor Hawaiian Telcom can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. For further information, please see the section titled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 117 of this proxy statement/prospectus and “The Merger Agreement—Efforts to Complete the Merger” beginning on page 133 of this proxy statement/prospectus.

The merger is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all. Any delay in completing the merger may reduce or eliminate the benefits expected.

In addition to the required stockholder approval and regulatory clearances and approvals, the merger is subject to certain other conditions beyond the control of Cincinnati Bell and Hawaiian Telcom that may prevent, delay, or otherwise materially adversely affect completion of the merger. Cincinnati Bell and Hawaiian Telcom cannot predict whether and when these other conditions will be satisfied. The requirements for satisfying such conditions could delay completion of the merger for a period of time, reducing or eliminating some or all anticipated benefits of the merger, or prevent completion of the merger from occurring at all. For further information, please see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 137 of this proxy statement/prospectus.

The pendency of the merger could materially adversely affect the future business and operations of Cincinnati Bell and Hawaiian Telcom and/or result in a loss of Cincinnati Bell and Hawaiian Telcom employees.

In connection with the pending merger, while it is not expected by the respective managements of Cincinnati Bell and Hawaiian Telcom, it is possible that some customers, suppliers and other persons with whom Cincinnati Bell or Hawaiian Telcom have a business relationship may delay or defer certain business decisions, which could negatively impact revenues, earnings and cash flows of Cincinnati Bell or Hawaiian Telcom, as well as the market prices of Cincinnati Bell common shares or Hawaiian Telcom common stock, regardless of whether the merger is completed. Similarly, current and prospective employees of Cincinnati Bell and Hawaiian Telcom may experience uncertainty about their future roles within the combined company following completion of the merger, which may materially adversely affect the ability of Cincinnati Bell and Hawaiian Telcom to attract and retain key employees.

The pursuit of the merger and the preparation for the integration may place a significant burden on Cincinnati Bell’s or Hawaiian Telcom’s management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect Cincinnati Bell’s or Hawaiian Telcom’s financial results.

In addition, the merger agreement restricts Cincinnati Bell, on the one hand, and Hawaiian Telcom, on the other, without the other party’s consent, from making certain acquisitions and dispositions and taking other specified actions while the merger is pending. These restrictions may prevent Cincinnati Bell or Hawaiian Telcom from pursuing attractive business opportunities and making other changes to their respective businesses prior to completion of the merger or termination of the merger agreement. For further information, please see the section titled “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 131.

The fairness opinion obtained by Hawaiian Telcom from its financial advisor will not reflect subsequent changes.

On July 9, 2017, at a meeting of the Hawaiian Telcom board of directors held to evaluate the proposed merger, UBS delivered to the Hawaiian Telcom board of directors an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, dated July 9, 2017. The opinion of UBS stated that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in its written opinion, the aggregate merger consideration (as defined under the heading “The Merger—Opinion of Hawaiian Telcom’s Financial Advisor”) to be received in the merger by holders of Hawaiian Telcom common stock (other than holders of excepted shares) was fair, from a financial point of view, to such holders. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Cincinnati Bell or Hawaiian Telcom, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinion is based, may materially alter or affect the relative values of Cincinnati Bell and Hawaiian Telcom.

If the merger is not completed by October 9, 2018 or, subject to specific instances of regulatory delay, January 9, 2019, either Cincinnati Bell or Hawaiian Telcom may choose not to proceed with the merger.

Either Cincinnati Bell or Hawaiian Telcom may terminate the merger agreement if the merger has not been completed by October 9, 2018, unless the failure of the merger to have been completed by such date was the result of the failure of the party seeking to terminate the merger agreement to have performed its obligations thereunder. This date will be automatically extended to January 9, 2019 in the event required regulatory approvals have not yet been obtained but the merger is otherwise able to be completed. For further information, please see the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 138 of this proxy statement/prospectus.

Current Hawaiian Telcom stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Cincinnati Bell will issue approximately 7.9 million Cincinnati Bell common shares to Hawaiian Telcom stockholders in the merger (including Cincinnati Bell common shares to be issued in connection with outstanding Hawaiian Telcom equity awards). As a result of these issuances, current Cincinnati Bell shareholders and Hawaiian Telcom stockholders are expected to hold approximately 85% and 15%, respectively, of Cincinnati Bell’s outstanding common shares immediately following completion of the merger.

Hawaiian Telcom stockholders currently have the right to vote for their respective directors and on other matters affecting the company. When the merger occurs, the Cincinnati Bell common shares that each Hawaiian Telcom stockholder receives in exchange for its Hawaiian Telcom common stock will represent a percentage ownership of the combined company that is significantly smaller than the Hawaiian Telcom stockholder’s percentage ownership of Hawaiian Telcom. As a result of these reduced ownership percentages, former Hawaiian Telcom stockholders will have less influence on the management and policies of Cincinnati Bell than they now have with respect to Hawaiian Telcom.

Cincinnati Bell’s shareholders will also be diluted by the merger.

The merger will dilute the ownership position of Cincinnati Bell’s current shareholders. Cincinnati Bell will issue approximately 7.9 million Cincinnati Bell common shares to Hawaiian Telcom stockholders in the merger (including Cincinnati Bell common shares to be issued in connection with outstanding Hawaiian Telcom equity awards). As a result of these issuances, current Cincinnati Bell shareholders and Hawaiian Telcom stockholders are expected to hold approximately 85% and 15%, respectively, of Cincinnati Bell’s outstanding common shares immediately following completion of the merger.

The merger agreement and voting agreement contain provisions that could discourage a potential acquirer of Hawaiian Telcom from making a competing takeover proposal and, in certain circumstances, could require Hawaiian Telcom to pay to Cincinnati Bell a cash termination fee.

The merger agreement contains detailed “no shop” provisions that restrict Hawaiian Telcom, its affiliates and their respective representatives from soliciting, initiating or knowingly encouraging, inducing or facilitating any other takeover proposal or inquiry that may reasonably be expected to lead to a takeover proposal. The merger agreement also generally restricts Hawaiian Telcom, its affiliates and their respective representatives from participating in any discussions or negotiations regarding any other takeover proposal, subject to certain limited exceptions described in the merger agreement.

If Hawaiian Telcom withdraws or modifies in any adverse manner, or proposes publicly to withdraw or modify in any adverse manner, its approval or recommendation with respect to the merger or proposes publicly to approve or recommend any other takeover proposal with a third party, Hawaiian Telcom would be required to pay to Cincinnati Bell a cash termination fee of $11.94 million.

In addition, the Twin Haven Stockholders, who collectively hold voting power over approximately 22.5% of the shares of Hawaiian Telcom common stock, have agreed to vote all of their shares in favor of the merger and against any takeover proposal.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Hawaiian Telcom’s stock or assets from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger. Similarly, these provisions might result in a potential third-party acquirer proposing to pay a lower price to Hawaiian Telcom stockholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. If the merger agreement is terminated and Hawaiian Telcom determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

For further information, please see the sections titled “The Merger Agreement—No Solicitation of Alternative Proposals by Hawaiian Telcom” beginning on page 134; “The Merger Agreement—Termination of the Merger Agreement” beginning on page 138; “The Merger Agreement—Expenses and Termination Fees; Liability for Breach” beginning on page 139; and “The Voting Agreement” beginning on page 144 of this proxy statement/prospectus.

Failure to complete the merger could negatively affect Hawaiian Telcom’s stock price, its future business and financial results.

If the merger is not completed, Hawaiian Telcom’s ongoing businesses may be adversely affected and Hawaiian Telcom will be subject to several risks and consequences, including the following:

•	under the merger agreement, Hawaiian Telcom may be required, under certain circumstances, to pay Cincinnati Bell a termination fee of $11.94 million;

•	Hawaiian Telcom will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•	Hawaiian Telcom would not realize the expected benefits of the merger;

•	under the merger agreement, Hawaiian Telcom is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies;

•	matters relating to the merger may require substantial commitments of time and resources by Hawaiian Telcom management, which could otherwise have been devoted to other opportunities that may have been beneficial to Hawaiian Telcom as an independent company; and

•	Hawaiian Telcom may lose key employees during the period in which Hawaiian Telcom and Cincinnati Bell are pursuing the merger, which may adversely affect Hawaiian Telcom in the future if it is not able to hire and retain qualified personnel to replace departing employees.

In addition, if the merger is not completed, Hawaiian Telcom may experience negative reactions from the financial markets and from its customers and employees. Hawaiian Telcom also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Hawaiian Telcom to attempt to force it to perform its obligations under the merger agreement.

A different set of factors and conditions affect Cincinnati Bell common shares and could have a negative impact on its share price.

Upon completion of the merger, some Hawaiian Telcom stockholders will become holders of Cincinnati Bell common shares. The businesses and markets of Cincinnati Bell and the other companies it has acquired and may acquire in the future are different from those of Hawaiian Telcom. There is a risk that various factors, conditions and developments which would not affect the price of Hawaiian Telcom’s common stock could negatively affect the price of Cincinnati Bell’s common shares. Please see the section titled “Forward-Looking Statements” beginning on page 51 of this proxy statement/prospectus for a summary of some of the key factors that might affect Cincinnati Bell and the prices at which Cincinnati Bell common shares may trade from time to time.

Risks Relating to the Combined Company Upon Completion of the Merger

If completed, the merger may not achieve its intended results, and Cincinnati Bell and Hawaiian Telcom may be unable to successfully integrate their operations.

Cincinnati Bell and Hawaiian Telcom entered into the merger agreement with the expectation that the merger will result in various benefits, including, among other things, expanding Cincinnati Bell’s asset base and creating synergies and opportunities for cost savings. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether the businesses of Cincinnati Bell and Hawaiian Telcom can be integrated in an efficient and effective manner.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the merger. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the merger. The companies may have difficulty addressing possible differences in corporate cultures and management philosophies. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company’s future business, financial condition, operating results and prospects.

The combined company is expected to incur expenses related to the integration of Cincinnati Bell and Hawaiian Telcom.

The combined company is expected to incur expenses in connection with the integration of Cincinnati Bell and Hawaiian Telcom. There are a large number of back-office information technology systems, processes and policies that will need to be addressed during the integration. While Cincinnati Bell and Hawaiian Telcom have assumed that a certain level of expenses will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These integration expenses likely will result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either Cincinnati Bell’s or Hawaiian Telcom’s business. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the merger.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

Cincinnati Bell and Hawaiian Telcom are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Each company’s success until the merger, and the combined company’s success after the merger, will depend in part upon the ability of Cincinnati Bell and Hawaiian Telcom to retain key management personnel and other key employees. Current and prospective employees of Cincinnati Bell and Hawaiian Telcom may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of Cincinnati Bell and Hawaiian Telcom to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Cincinnati Bell and Hawaiian Telcom to the same extent that Cincinnati Bell and Hawaiian Telcom have previously been able to attract or retain their own employees.

The combined company will have substantial indebtedness following the merger and the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect.

Cincinnati Bell expects to obtain new credit facilities in order to provide funds to (i) refinance its existing credit facilities, (ii) finance in part the cash portion of the merger consideration, (iii) refinance existing indebtedness of Hawaiian Telcom and (iv) pay other costs and expenses incurred in connection with the merger and related transactions. The receipt of financing by Cincinnati Bell, however, is not a condition to completion of the merger. In addition to the new credit facilities, Cincinnati Bell may incur other indebtedness, including senior indebtedness, to finance the merger and related transactions. Following completion of the merger, the combined company will have substantial indebtedness and the credit ratings of the combined company and its subsidiaries may be different from what the companies currently expect.

This substantial indebtedness may adversely affect the business, financial condition and operating results of the combined company, including:

•	making it more difficult for the combined company to satisfy its debt service obligations;

•	requiring the combined company to dedicate a substantial portion of its cash flows to debt service obligations, thereby potentially reducing the availability of cash flows to pay cash dividends and to fund working capital, capital expenditures, acquisitions, investments and other general operating requirements;

•	limiting the ability of the combined company to obtain additional financing to fund its working capital requirements, capital expenditures, acquisitions, investments, debt service obligations and other general operating requirements;

•	restricting the combined company from making strategic acquisitions or taking advantage of favorable business opportunities;

•	placing the combined company at a relative competitive disadvantage compared to competitors that have less debt;

•	limiting flexibility to plan for, or react to, changes in the businesses and industries in which the combined company operates, which may adversely affect the combined company’s operating results and ability to meet its debt service obligations;

•	increasing the vulnerability of the combined company to adverse general economic and industry conditions, including changes in interest rates; and

•	limiting the ability of the combined company to refinance its indebtedness or increasing the cost of such indebtedness.

If the combined company incurs additional indebtedness following the merger, the risks related to the substantial indebtedness of the combined company may intensify. For further information, please see “Financing of the Merger and Indebtedness Following the Merger” beginning on page 142 of this proxy statement/prospectus.

The merger may involve unexpected costs, unexpected liabilities or unexpected delays.

Cincinnati Bell and Hawaiian Telcom currently expect to incur substantial costs and expenses relating directly to the merger, including debt financing and refinancing costs, fees and expenses payable to financial advisors, professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. In addition, the merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of possible litigation or other claims, which may significantly increase the related costs and expenses incurred by the combined company.

The pro forma financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the share price of the combined company. For further information, please see section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 172 of this proxy statement/prospectus.

Risk Factors Related to Cincinnati Bell Common Shares

Cincinnati Bell does not intend to pay any dividends on the common shares at this time.

Cincinnati Bell did not pay any cash dividends on its common shares in 2015 or 2016. The payment of cash dividends on common shares in the future will be dependent upon Cincinnati Bell’s revenues and earnings, if any, and general financial condition and will be within the discretion of Cincinnati Bell’s board of directors. Further, as of the close of business on the record date, there are [            ] issued and outstanding shares of 6 3/4% Cumulative Convertible Voting Preferred Shares (the “6 3/4% Preferred Shares”) of Cincinnati Bell, which are entitled to annual dividends of $67.50 per share, regardless of whether or not Cincinnati Bell declares or pays a dividend on its common shares. Dividends on any series of preferred shares, including the 6 3/4% Preferred Shares, must be paid or declared and set apart for payment for all past dividend periods and for the current dividend period before any dividends (other than dividends payable in Cincinnati Bell common shares) may be declared or paid or set apart for payment on Cincinnati Bell common shares.

Cincinnati Bell does not anticipate declaring any cash dividends on the common shares in 2017.

Cincinnati Bell’s outstanding 6 3/4% Preferred Shares may have an adverse effect on the market price of Cincinnati Bell common shares.

Cincinnati Bell has issued and outstanding [            ] shares of 6 3/4% Preferred Shares which are convertible into Cincinnati Bell common shares at a conversion rate of 5.7676 common shares per one share of 6 3/4% Preferred Shares as of the close of business on the record date. The conversion, or even the possibility of conversion, of the 6 3/4% Preferred Shares could have an adverse effect on the market price for Cincinnati Bell common shares or on Cincinnati Bell’s ability to obtain future public financing. If and to the extent the 6 3/4% Preferred Shares are exercised, Cincinnati Bell shareholders may experience dilution to their holdings.

Cincinnati Bell’s board of directors may issue preferred shares that would adversely affect the rights of Hawaiian Telcom stockholders.

Cincinnati Bell’s authorized capital stock includes 1,357,299 shares of voting preferred shares, [            ] of which are designated as 6 3/4% Preferred Shares and were issued and outstanding as of the close of business on the record date, and [            ] shares of non-voting preferred shares, [            ] of which were issued and outstanding as of the close of business on the record date. The Cincinnati Bell board of directors, in its sole discretion, may designate and issue one or more series of preferred shares from the authorized and unissued preferred shares. Subject to limitations imposed by law or Cincinnati Bell’s amended and restated articles of incorporation, Cincinnati Bell’s board of directors is empowered to determine, among other things:

•	the designation of, and the number of, shares constituting each series of preferred shares;

•	the dividend rate for each series, the dates of payment of such dividends, and the date or dates from which such dividends shall be cumulative;

•	the times when, the prices at which, and all other terms and conditions upon which, shares of such series shall be redeemable;

•	the amounts which the holders of shares of such series shall be entitled to receive upon the liquidation, dissolution or winding up of Cincinnati Bell, which amounts may vary depending on whether such liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates;

•	whether or not the shares will be subject to the operation of a purchase, retirement or sinking fund;

•	whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or series and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•	the restrictions, if any, upon the payment of dividends or making of other distributions on, and upon the purchase or other acquisition of, Cincinnati Bell common shares;

•

the restrictions, if any, upon the creation of indebtedness, and the restrictions, if any, upon the issue of shares of such series or of any additional shares ranking on a parity with or prior to the shares of such series in addition to the restrictions provided for in Cincinnati Bell’s amended and restated articles of incorporation; and

•	such other rights, preferences and limitations as are not inconsistent with Cincinnati Bell’s amended and restated articles of incorporation.

Cincinnati Bell could issue preferred shares with voting and conversion rights that could adversely affect the voting power of the Cincinnati Bell common shares and with preferences over Cincinnati Bell common shares with respect to dividends and in liquidation. Issuances of preferred shares could also, depending upon the rights, have the effect of deterring or preventing a change of control, even if the change of control might benefit Cincinnati Bell’s shareholders.

In the event of a liquidation, dissolution or winding up of the business of Cincinnati Bell, holders of any preferred shares of Cincinnati Bell, including the 6 3/4% Preferred Shares, will be entitled to receive payments or distributions of assets in the amount of the applicable liquidation preference, plus any accumulated dividends, before any payment or distribution of assets may be made to or set aside for the holders of Cincinnati Bell common shares.

Cincinnati Bell’s organizational documents and certain provisions of the OGCL may have the effect of discouraging a third party from making a takeover attempt or reducing the market price of Cincinnati Bell’s common shares.

Because Cincinnati Bell is incorporated in Ohio, Cincinnati Bell is governed by the provisions of Section 1704 of the OGCL. These provisions may prohibit large shareholders, particularly those owning 10% or more of Cincinnati Bell outstanding voting power, from merging or combining with Cincinnati Bell. Cincinnati Bell is also governed by Section 1701, which requires a two-thirds majority vote of shareholders to approve a merger or combination involving Cincinnati Bell.

Provisions in Cincinnati Bell’s amended and restated articles of incorporation and Cincinnati Bell’s amended and restated regulations may also have the effect of delaying or preventing a change of control or changes in Cincinnati Bell’s management. These provisions, among others, include the following:

•	the 80% shareholder vote required to approve any business combination with a 10% or more shareholder without board approval;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;

•	a two-thirds majority vote requirement for shareholders to remove a director;

•	the existence of authorized but unissued preferred shares;

•	the 50% vote requirement for shareholders to call a special meeting;

•	the requirement under the OGCL that shareholder action by written consent be unanimous unless the corporation’s articles of incorporation provide otherwise; and

•	a two-thirds majority vote requirement for shareholders to amend any provision of the amended and restated regulations, unless such amendment is approved by a two-thirds majority vote of the board.

These provisions in Cincinnati Bell’s amended and restated articles of incorporation and Cincinnati Bell’s amended and restated regulations and under Ohio law could discourage potential takeover attempts, could reduce the price that investors are willing to pay for Cincinnati Bell common shares in the future and could potentially result in the market price being lower than it would without these provisions.

Other Risks Relating to Hawaiian Telcom and Cincinnati Bell

In addition to the risks described above, Hawaiian Telcom and Cincinnati Bell are, and will continue to be, subject to the risks described in Hawaiian Telcom’s and Cincinnati Bell’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where To Find More Information” beginning on page 192 for the location of information incorporated by reference in this proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus may contain or incorporate by reference “forward-looking” statements, as defined in federal securities laws including the Private Securities Litigation Reform Act of 1995, which are based on Cincinnati Bell’s or Hawaiian Telcom’s current expectations, estimates, forecasts and projections. Statements that are not historical facts, including statements concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or about the beliefs, expectations and future plans and strategies of Cincinnati Bell and Hawaiian Telcom, as well as any information concerning possible or assumed future results of Hawaiian Telcom and Cincinnati Bell as set forth in the sections of this proxy statement/prospectus titled “Selected Unaudited Pro Forma Condensed Combined Financial Data”, “Comparative Unaudited Historical and Pro Forma Per Share Data”, “The Merger—Recommendation of the Hawaiian Telcom Board of Directors and its Reasons for the Merger”, “The Merger—Cincinnati Bell’s Reasons for the Merger”, “The Merger—Opinion of Hawaiian Telcom’s Financial Advisor” and “Unaudited Pro Forma Condensed Combined Financial Information”, are forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or expressed in any forward-looking statements. The following important factors, among other things, could cause or contribute to actual results being materially and adversely different from those described or implied by such forward-looking statements including, but not limited to:

•	the matters described in the section titled “Risk Factors” beginning on page 40 of this proxy statement/prospectus;

•	Cincinnati Bell and Hawaiian Telcom operate in, and the combined company will operate in, highly competitive industries, and customers may not continue to purchase products or services, which would result in reduced revenue and loss of market share;

•	Cincinnati Bell, Hawaiian Telcom and the combined company may be unable to grow their respective revenues and cash flows despite the initiatives they have implemented;

•	failure of Cincinnati Bell, Hawaiian Telcom or the combined company to anticipate the need for and introduce new products and services or to compete with new technologies may compromise their success in the telecommunications industry;

•	changes in demand for the products and services offered by Cincinnati Bell, Hawaiian Telcom or the combined company could negatively impact market share and ability to generate revenue;

•	Cincinnati Bell’s and Hawaiian Telcom’s access lines, which generate a significant portion of their cash flows and profits, are decreasing in number and if Cincinnati Bell, Hawaiian Telcom or the combined company continue to experience access line losses similar to the past several years, Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s revenues, earnings and cash flows from operations may be adversely impacted;

•	failure to meet performance standards under Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s agreements could result in customers terminating their relationships with Cincinnati Bell, Hawaiian Telcom or the combined company, as applicable, or customers being entitled to receive financial compensation, which would lead to reduced revenues and/or increased costs;

•	both Cincinnati Bell and Hawaiian Telcom generate a substantial portion of their revenue by serving a limited geographic area;

•	a large customer accounts for a significant portion of Cincinnati Bell’s revenues and accounts receivable and the loss or significant reduction in business from this customer would cause operating revenues to decline and could negatively impact profitability and cash flows;

•	maintaining telecommunications networks requires significant capital expenditures, and the inability or failure to maintain telecommunications networks could have a material impact on Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s market share and ability to generate revenue;

•	increases in broadband usage may cause network capacity limitations, resulting in service disruptions or reduced capacity for customers of Cincinnati Bell, Hawaiian Telcom or the combined company;

•	Cincinnati Bell, Hawaiian Telcom or the combined company may be liable for material that content providers distribute on Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s networks, as applicable;

•	cyber-attacks or other breaches of network or other information technology security could have an adverse effect on Cincinnati Bell’s or Hawaiian Telcom’s respective businesses or the business of the combined company;

•	natural disasters, terrorists acts or acts of war could cause damage to Cincinnati Bell’s and Hawaiian Telcom’s respective infrastructure and result in significant disruptions to Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s operations;

•	the regulation of Cincinnati Bell’s and Hawaiian Telcom’s respective businesses or the business of the combined company by federal, state and local authorities may, among other things, place Cincinnati Bell, Hawaiian Telcom or the combined company at a competitive disadvantage, restrict their ability to price their products and services and threaten their operating licenses;

•	Cincinnati Bell and Hawaiian Telcom currently depend on, and the combined company is expected to depend on, a number of third party providers, and the loss of, or problems with, one or more of these providers may impede Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s growth or cause Cincinnati Bell, Hawaiian Telcom or the combined company to lose customers;

•	a failure of back-office information technology systems could adversely affect Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s results of operations and financial condition;

•	if Cincinnati Bell or Hawaiian Telcom fail to extend or renegotiate their respective collective bargaining agreements with their labor unions when they expire or if their unionized employees were to engage in a strike or other work stoppage, the business and operating results of Cincinnati Bell, Hawaiian Telcom or the combined company could be materially harmed;

•	the loss of any of the senior management team or attrition among key sales associates could adversely affect Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s business, financial condition, results of operations and cash flows;

•	Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s debt could limit their ability to fund operations, raise additional capital, and fulfill their obligations, which, in turn, would have a material adverse effect on their businesses and prospects generally;

•	Cincinnati Bell’s and Hawaiian Telcom’s indebtedness imposes significant restrictions on Cincinnati Bell and Hawaiian Telcom;

•	Cincinnati Bell and Hawaiian Telcom depend on and the combined company is expected to depend on loans and credit facilities to provide for financing requirements in excess of amounts generated by operations, and the availability of those funds may be reduced or limited;

•	the servicing of Cincinnati Bell’s and Hawaiian Telcom’s indebtedness is, and the servicing of the combined company’s indebtedness will be, dependent on Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s ability to generate cash, which could be impacted by many factors beyond their control;

•	Cincinnati Bell and Hawaiian Telcom depend on the receipt of dividends or other intercompany transfers from their subsidiaries and investments;

•	the trading price of Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s common shares may be volatile, and the value of an investment in their respective common shares may decline;

•	the ability of large shareholders at Hawaiian Telcom to influence corporate decisions;

•	the uncertain economic environment, including uncertainty in the U.S. and world securities markets, could impact Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s business and financial condition;

•	Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s future cash flows could be adversely affected if Cincinnati Bell, Hawaiian Telcom or the combined company are unable to fully realize their respective deferred tax assets;

•	the failure of Hawaiian Telcom to renegotiate contracts with television content providers on acceptable terms or at all;

•	adverse changes in the value of assets or obligations associated with Cincinnati Bell’s and Hawaiian Telcom’s respective employee benefit plans could negatively impact shareowners’ liquidity and deficit or equity, as applicable;

•	the ability of Cincinnati Bell, Hawaiian Telcom or the combined company to continue to license or enforce the intellectual property rights on which their businesses depend;

•	third parties may claim that Cincinnati Bell, Hawaiian Telcom or the combined company are infringing upon their intellectual property, and Cincinnati Bell, Hawaiian Telcom or the combined company could suffer significant litigation or licensing expenses or be prevented from selling products;

•	third parties may infringe upon Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s intellectual property, and Cincinnati Bell, Hawaiian Telcom or the combined company may expend significant resources enforcing their rights or suffer competitive injury;

•	Cincinnati Bell, Hawaiian Telcom or the combined company could be subject to a significant amount of litigation, including in connection with the merger, which could require the payment of significant damages or settlements;

•	Cincinnati Bell, Hawaiian Telcom or the combined company could incur significant costs resulting from complying with, or potential violations of, environmental, health and human safety laws;

•	the timing and likelihood of completion of the merger and the OnX acquisition, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions;

•	the possibility that Hawaiian Telcom’s stockholders may not approve the merger;

•	the possibility that competing offers or acquisition proposals for Hawaiian Telcom will be made;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transactions;

•	the possibility that the expected synergies and value creation from the proposed transactions will not be realized by the combined company or will not be realized within the expected time period;

•	Cincinnati Bell’s or the combined company’s ability to maintain and improve cost efficiency of operations, including savings from the previously announced internal reorganization;

•	the risk that the businesses of Cincinnati Bell and Hawaiian Telcom and OnX will not be integrated successfully;

•	disruption from the proposed transactions making it more difficult for Cincinnati Bell, Hawaiian Telcom or the combined company to maintain business and operational relationships;

•	the risk that unexpected costs will be incurred by Cincinnati Bell, Hawaiian Telcom or the combined company; and

•

the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in their filings, including Cincinnati

Bell’s Form 10-K for the year ended December 31, 2016, with the SEC as well as Hawaiian Telcom’s filings, including its Form 10-K for the year ended December 31, 2016, with the SEC.

Cincinnati Bell and Hawaiian Telcom caution that the foregoing list of factors is not exhaustive and caution against placing undue reliance on forward-looking statements, which reflect their respective current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Additional information concerning these and other risk factors is contained in Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2016 and Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2016.

These forward-looking statements are based on information, plans and estimates as of the date hereof and there may be other factors that may cause Cincinnati Bell’s, Hawaiian Telcom’s or the combined company’s, as applicable, actual results to differ materially from these forward-looking statements. Cincinnati Bell and Hawaiian Telcom assume no obligation to update the information contained in this communication except as required by applicable law.

SPECIAL MEETING OF HAWAIIAN TELCOM STOCKHOLDERS

This section contains information about the special meeting of Hawaiian Telcom stockholders that has been called, among other reasons, to adopt the merger agreement, and to approve, on a nonbinding, advisory basis, the merger-related compensation. This document is being furnished to Hawaiian Telcom stockholders in connection with the solicitation of proxies by the Hawaiian Telcom board of directors to be used at the special meeting. Hawaiian Telcom is first mailing this document and enclosed proxy card on or about [            ].

Date, Time and Place of the Special Meeting

A special meeting of Hawaiian Telcom stockholders will be held at the offices of Hawaiian Telcom Holdco, Inc., 1177 Bishop Street, Honolulu, Hawai‘i 96813 on [            ], starting at [            ], local time (unless it is adjourned or postponed to a later date).

Purpose of the Special Meeting

At the special meeting, Hawaiian Telcom stockholders will be asked to consider and vote on the following proposals:

1.	to adopt the merger agreement;

2.	to approve, on a nonbinding, advisory basis, the merger-related compensation; and

3.	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

Hawaiian Telcom will transact no other business at the special meeting except such business that may properly come before the special meeting or any adjournment, postponement or other delay of the special meeting.

Record Date; Shares Entitled to Vote; Quorum

The Hawaiian Telcom board of directors has designated the close of business on [            ] as the “record date” that will determine the stockholders who are entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement of the special meeting. Only holders of record at the close of business on the record date are entitled to vote at the special meeting. At the close of business on the record date, there were [            ] shares of Hawaiian Telcom common stock outstanding, held by approximately [            ] holders of record. Each holder of Hawaiian Telcom shares is entitled to one vote per share of Hawaiian Telcom common stock held.

A majority of all issued and outstanding shares of Hawaiian Telcom common stock at the close of business on the record date and entitled to vote, present in person or represented by proxy at the special meeting, constitutes a quorum for the purposes of the special meeting. Shares of Hawaiian Telcom common stock owned by Hawaiian Telcom itself, or owned by another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by Hawaiian Telcom, are not voted and do not count for this purpose. Shares of Hawaiian Telcom common stock for which a stockholder directs an “abstention” from voting will be counted for purposes of establishing a quorum. Broker non-votes will not be counted as shares present and entitled to be voted for purposes of establishing a quorum. A quorum is necessary to transact business at the special meeting. Once a share of Hawaiian Telcom common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting, unless a new record date is established. If a new record date is set for the adjourned special meeting, then a new quorum will have to be established. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned.

Vote Required; Abstentions and Broker Non-Votes

Vote Required

The merger agreement proposal must be approved by the affirmative vote of the holders of a majority of all issued and outstanding shares of Hawaiian Telcom common stock entitled to vote thereon. Failures to vote, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal.

Approval of the advisory say-on-compensation proposal requires the affirmative vote of the holders of a majority of those shares of Hawaiian Telcom common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. The vote to approve the merger-related compensation is not a condition to completion of the merger. The vote of Hawaiian Telcom stockholders on the merger-related compensation that may be received by Hawaiian Telcom’s named executive officers in connection with the merger is advisory in nature and will not be binding on Cincinnati Bell or Hawaiian Telcom. Accordingly, regardless of the outcome of the advisory vote, if the merger agreement is adopted and the merger is completed, the merger-related compensation may be paid. Abstentions will have the same effect as a vote “AGAINST” the advisory say-on-compensation proposal, while failures to vote and broker non-votes will have no effect on the outcome of the advisory vote.

Any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Hawaiian Telcom common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether a quorum is present. Unless the Hawaiian Telcom board of directors fixes a new record date for the adjourned special meeting, the adjourned special meeting is more than 30 days after the date of the original special meeting, or law otherwise requires, no notice of the adjourned special meeting will be required so long as (i) the time and place to which the special meeting is adjourned, and the means of remote communications, if any, by which holders of Hawaiian Telcom common stock may be deemed to be present or represented by proxy and vote at such adjourned meeting are announced at the original special meeting and (ii) at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting. Abstentions will have the same effect as a vote “AGAINST” a proposal to adjourn the special meeting, while failures to vote and broker non-votes will have no effect on the outcome of the vote.

As of the record date, there were [            ] shares of Hawaiian Telcom common stock outstanding.

Abstentions

Abstentions are counted as a vote “AGAINST” the merger agreement proposal, the advisory say-on-compensation proposal and the adjournment proposal. Abstentions are counted as shares present and entitled to be voted for the purposes of determining whether a quorum is present.

Broker Non-Votes

Under applicable stock exchange rules, brokers, banks, trustees or other nominees holding shares of record may vote those shares in their discretion on certain routine proposals when they do not receive timely voting instructions from the beneficial holders. A “broker non-vote” occurs when a broker bank, trustee or other nominee holding shares of record is not permitted to vote on a non-routine matter without instructions from the beneficial owner of the shares and no instruction is given.

Brokers, banks, trustees and other nominees who hold shares of Hawaiian Telcom common stock in “street name” for their customers, but do not have discretionary authority to vote the shares, may not exercise their voting discretion with respect to the adoption of the merger agreement proposal, the advisory say-on-compensation proposal or the adjournment proposal. Accordingly, if brokers, banks, trustees or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the adoption of the merger agreement proposal, the advisory say-on-compensation proposal or the adjournment proposal. For shares of Hawaiian Telcom common stock held in “street name”, only shares of Hawaiian Telcom common stock affirmatively voted “FOR” the merger agreement proposal, the advisory say-on-compensation proposal or the adjournment proposal will be counted as affirmative votes therefor. Broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal, but will have no effect on the approval of the advisory say-on-compensation proposal and the adjournment proposal. Broker non-votes are not counted as shares present and entitled to be voted for the purposes of determining whether a quorum is present.

Shares Held by Hawaiian Telcom’s Directors and Executive Officers

At the close of business on the record date, directors and executive officers of Hawaiian Telcom and their subsidiaries were entitled to vote [            ] shares of Hawaiian Telcom common stock, or approximately [    ]% of the shares of Hawaiian Telcom common stock issued and outstanding on that date.

Voting of Proxies

Attendance

All holders of shares of Hawaiian Telcom common stock as of the close of business on [            ], the record date for voting at the special meeting, including stockholders of record and beneficial owners of Hawaiian Telcom common stock registered in the “street name” of a broker, bank, trustee or other nominee, are invited to attend the special meeting.

Stockholders will need to present proof of ownership of shares of Hawaiian Telcom common stock and proper photo identification, such as a driver’s license, to be admitted to the special meeting. If you are a stockholder of record, please be prepared to provide proper photo identification, such as a driver’s license. If your shares of Hawaiian Telcom common stock are held through a broker, bank, trustee or other nominee, you will need to provide proof of ownership, such as a recent account statement or voting instructions form provided by your broker, bank, trustee or other nominee or other similar evidence of ownership, along with proper photo identification. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting, except as administered by Hawaiian Telcom.

Voting in Person

Stockholders of record will be able to vote in person at the special meeting. If you are not a stockholder of record, but instead hold your shares in “street name” through a broker, bank, trustee or other nominee, you must provide a legal proxy executed in your favor from your broker, bank, trustee or other nominee in order to be able to vote in person at the special meeting.

Submitting a Proxy or Providing Voting Instructions

To ensure that your shares are voted at the special meeting, we recommend that you complete, sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy by telephone or over the Internet, even if you plan to attend the special meeting in person. If you attend the special meeting, you may vote by ballot, thereby revoking any proxy previously given.

Shares Held by Record Holder

If you are a stockholder of record, you may submit a proxy using one of the methods described below:

Voting by Proxy Card. This proxy statement/prospectus is accompanied by a proxy card with instructions for submitting voting instructions. You can vote by completing and returning your signed proxy card. To vote using your proxy card, please mark, date and sign the card and return it by mail in the accompanying prepaid reply envelope so that it is received in time for the special meeting. If you vote by telephone or by Internet, you should not return a proxy card unless you wish to change your vote. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the merger agreement proposal, the advisory say-on-compensation proposal, and the adjournment proposal. If you are a stockholder of record and fail to return your proxy card, unless you are a holder of record on the record date and attend the special meeting and vote in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “AGAINST” the merger agreement proposal, but will not affect the approval of the advisory say-on-compensation proposal or the adjournment proposal.

Voting by Telephone. You may vote by telephone by calling toll-free (within the U.S. or Canada) the number printed on the proxy card. Your shares will be voted as you direct in the same manner as if you had completed, signed, dated and returned your proxy card, as described above. Telephone voting is available 24 hours a day and will be accessible until [            ] on [            ].

Voting by Internet. You may vote electronically in accordance with the instructions on the proxy card. Your shares will be voted as you direct in the same manner as if you had completed, signed, dated and returned your proxy card, as described above. Internet voting is available 24 hours a day and will be accessible until [            ] on [            ].

Shares Held in “Street Name”

If you hold shares of Hawaiian Telcom common stock in the name of a broker, bank, trustee or other nominee, you should follow the instructions provided by your broker, bank, trustee or other nominee when voting your Hawaiian Telcom shares or when granting or revoking a proxy.

Absent specific instructions from you, your broker is not empowered to vote your shares of Hawaiian Telcom common stock. The shares not voted because brokers lack power to vote them without instructions are also known as “broker non-votes”, as described above. Broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal, and will have no effect on the approval of the advisory say-on-compensation proposal or the adjournment proposal. Broker non-votes will not be counted as present and entitled to be voted for purposes of determining whether a quorum is present at the special meeting. For shares of Hawaiian Telcom common stock held in “street name”, only shares of common stock affirmatively voted “FOR” the merger agreement proposal will be counted as a favorable vote for such proposal.

Revocability of Proxies

You may change your vote at any time prior to the vote at the special meeting. If you are the stockholder of record, you may change your vote or revoke your proxy by (1) submitting a new proxy bearing a later date, by using the telephone or Internet proxy submission procedures described above, or by completing, signing, dating and returning a new proxy card by mail to Hawaiian Telcom, (2) attending the special meeting and voting in person or (3) delivering to the Secretary of Hawaiian Telcom a written notice of revocation c/o Hawaiian Telcom Holdco, Inc., 1177 Bishop Street, Honolulu, Hawai‘i 96813. Please note, however, that only your last-dated proxy will count. Attendance at the special meeting will not cause your previously granted proxy to be revoked without taking one of the actions described above. Please note that if you want to revoke your proxy by mailing a new proxy card to Hawaiian Telcom or by sending a written notice of revocation to Hawaiian Telcom, you should ensure that you send your new proxy card or written notice of revocation in sufficient time for it to be received by Hawaiian Telcom before the special meeting.

For shares you hold beneficially in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your broker, bank, trustee or other nominee in order to revoke your proxy or submit new voting instructions.

Recommendation of the Hawaiian Telcom Board of Directors

The Hawaiian Telcom board of directors has determined that it is advisable, fair to and in the best interests of Hawaiian Telcom and its stockholders for Hawaiian Telcom to enter into the merger agreement, complete the transactions contemplated thereby, including the merger, and perform Hawaiian Telcom’s obligations thereunder, and has approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Hawaiian Telcom board of directors therefore recommends that the Hawaiian Telcom stockholders vote “FOR” the proposal to adopt the merger agreement. In addition, the Hawaiian Telcom board of directors recommends that the Hawaiian Telcom stockholders vote “FOR” the proposal to approve, on a nonbinding, advisory basis, the merger-related compensation and “FOR” any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

Hawaiian Telcom stockholders should carefully read this document in its entirety for more detailed information concerning the merger agreement. In particular, Hawaiian Telcom stockholders are directed to the merger agreement, which is attached hereto as Annex A.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement or if a quorum is not present at the special meeting.

The special meeting may be adjourned by the affirmative vote of the holders of a majority of those shares of Hawaiian Telcom common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether a quorum is present.

Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow the Hawaiian Telcom stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned.

Solicitation of Proxies

Cincinnati Bell and Hawaiian Telcom will each bear their own costs related to the merger and the retention of any information agent or other service provider in connection with the merger, except for the expenses incurred in connection with the filing of this document, which will be paid by Cincinnati Bell, and the expenses incurred in connection with the printing and mailing of this document, which will be paid by Hawaiian Telcom. This proxy solicitation is being made by Hawaiian Telcom on behalf of the Hawaiian Telcom board of directors. Hawaiian Telcom has hired Innisfree to assist in the solicitation of proxies, and will pay Innisfree a fee of approximately $25,000, plus certain costs associated with additional services, if required. In addition, Cincinnati Bell has hired Georgeson to advise Cincinnati Bell in connection with the solicitation of proxies and will pay Georgeson a fee of approximately $9,500, plus certain costs associated with additional services, if required. In addition to this mailing, proxies may be solicited by Innisfree, Georgeson, directors, officers or employees of Hawaiian Telcom or Cincinnati Bell or their respective affiliates in person, by mail, by telephone or by electronic transmission. None of the directors, officers or employees of Hawaiian Telcom or Cincinnati Bell will be directly compensated for such services.

Appraisal Rights

If the merger is completed, stockholders who do not vote in favor of the adoption of the merger agreement, who continuously hold their shares of Hawaiian Telcom common stock through the effective time and who properly demand appraisal of their shares of Hawaiian Telcom common stock in compliance with the requirements of Section 262 will be entitled to exercise appraisal rights in connection with the merger under Section 262. This means that holders of shares of Hawaiian Telcom common stock who may exercise appraisal rights and who also have properly exercised, perfected and not lost those appraisal rights are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Hawaiian Telcom common stock, exclusive of any elements of value arising from the accomplishment or expectation of the merger, together with interest (subject to certain exceptions) to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery, so long as those holders comply exactly with the procedures established by Section 262.

Due to the complexity of the appraisal process, stockholders who wish to seek appraisal of their shares of Hawaiian Telcom common stock are encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Section 262 could be more than, the same as or less than the value of the merger consideration.

To perfect your appraisal rights, you must follow exactly the procedures specified under Section 262, including, (i) delivering a written demand for appraisal that complies with Section 262 to Hawaiian Telcom before the vote is taken on the proposal to adopt the merger agreement; (ii) not submitting a proxy or otherwise voting in favor of the proposal to adopt the merger agreement; and (iii) continuing to hold your shares of Hawaiian Telcom common stock of record through the effective time. Your failure to follow exactly the procedures specified under Section 262 will result in the loss of your appraisal rights. If you hold your shares of Hawaiian Telcom common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such bank, brokerage firm or nominee. The Section 262 requirements for exercising appraisal rights are described in further detail in this proxy statement/prospectus in the section titled “The Merger—Appraisal Rights” beginning on page 118, and Section 262 regarding appraisal rights is reproduced and attached as Annex D to this proxy statement/prospectus. This proxy statement constitutes a formal notice of appraisal rights under Section 262 in connection with the merger.

Other Matters

You should NOT return your stock certificate or send documents representing Hawaiian Telcom common stock with the proxy card. You will separately receive an election form containing written instructions for making an election with respect to your shares of Hawaiian Telcom common stock and delivering your shares in connection therewith. If the merger is completed, the paying agent for the merger will send you a letter of transmittal and instructions for exchanging your shares of Hawaiian Telcom common stock for the merger consideration (to the extent you have not already submitted and not revoked a validly completed election form).

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on [            ], 2017

A copy of this proxy statement/prospectus is available, without charge, by written request to Hawaiian Telcom Holdco, Inc., 1177 Bishop Street, Honolulu, Hawai‘i 96813, at www.hawaiiantel.com, or from the SEC website at www.sec.gov.

Householding of Special Meeting Materials

Unless it has received contrary instructions, Hawaiian Telcom may send a single copy of this proxy statement/prospectus to any household at which two or more Hawaiian Telcom stockholders reside if Hawaiian Telcom believes the stockholders are members of the same family, as allowed under SEC rules. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding”, reduces the volume of duplicate information received at your household and helps to reduce expenses.

We will promptly deliver, upon request, a separate copy of this proxy statement/prospectus to any Hawaiian Telcom stockholder residing at an address at which only one copy was mailed. If you would like to receive your own copy of this proxy statement/prospectus, follow the instructions described below. Similarly, if you share an address with another stockholder and together both of you would like to receive only a single copy of this proxy statement/prospectus, follow these instructions.

If you are a Hawaiian Telcom stockholder of record and would like to receive your own copy of this proxy statement/prospectus without charge, you may contact Hawaiian Telcom by writing to Hawaiian Telcom Holdco, Inc., Attention: Investor Relations, 1177 Bishop Street, Honolulu, Hawai‘i 96813 or by calling (808) 546-4511. Eligible stockholders of record receiving multiple copies of this proxy statement/prospectus can request householding by contacting Hawaiian Telcom in the same manner. If a bank, broker or other nominee holds your shares, please contact your bank, broker or other nominee directly.

Questions and Additional Information

If you have any questions concerning the merger, the special meeting or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Hawaiian Telcom common stock, please contact Hawaiian Telcom’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

HAWAIIAN TELCOM PROPOSALS

Hawaiian Telcom Proposal 1: Adoption of the Merger Agreement

Hawaiian Telcom is asking stockholders to adopt the merger agreement.

For a summary of and detailed information regarding this proposal, see the information about the merger agreement and the merger throughout this proxy statement/prospectus, including the information set forth in the sections titled “The Merger” and “The Merger Agreement”. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. You are urged to read the merger agreement carefully in its entirety.

Under applicable law, we cannot complete the merger without the affirmative vote of the holders of a majority of all outstanding shares of Hawaiian Telcom common stock entitled to vote thereon. If you abstain from voting, fail to cast your vote, in person or by proxy, or fail to give voting instructions to your broker, bank, trustee or other nominee, it will have the same effect as a vote against the proposal to adopt the merger agreement.

The Board of Directors recommends that you vote “FOR” this proposal.

Hawaiian Telcom Proposal 2: Advisory Non-Binding Vote to Approve Merger-Related Compensation

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Hawaiian Telcom provide stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the merger-related compensation, as disclosed in the section of this proxy statement/prospectus titled “The Merger—Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Hawaiian Telcom’s Named Executive Officers in Connection with the Merger”.

Hawaiian Telcom is asking Hawaiian Telcom stockholders to indicate their approval, on a nonbinding, advisory basis, of the merger-related compensation. These payments are set forth in the section of this proxy statement/prospectus titled “The Merger—Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Hawaiian Telcom’s Named Executive Officers in Connection with the Merger” and the accompanying footnotes. These arrangements are believed to be reasonable and in line with marketplace norms.

Accordingly, Hawaiian Telcom is seeking approval of the following resolution at the special meeting:

“RESOLVED, that the stockholders of Hawaiian Telcom Holdco, Inc. approve, on a nonbinding, advisory basis, the compensation that will be paid or may become payable to Hawaiian Telcom’s named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger—Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Hawaiian Telcom’s Named Executive Officers in Connection with the Merger” in Hawaiian Telcom’s proxy statement/prospectus for the special meeting”.

Stockholders should note that this proposal is not a condition to completion of the merger, and as an advisory vote, the result will not be binding on Hawaiian Telcom, the Hawaiian Telcom board of directors or Cincinnati Bell. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the non-binding vote on the advisory say-on-compensation proposal, if the merger is completed, the merger-related compensation may be paid or become payable to Hawaiian Telcom’s named executive officers in connection with the merger in accordance with the terms and conditions applicable to those payments.

The Board of Directors recommends that you vote “FOR” this proposal.

Hawaiian Telcom Proposal 3: Adjournment of the Hawaiian Telcom Special Meeting

Hawaiian Telcom is asking stockholders to approve a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting. If stockholders approve the adjournment proposal, we could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including proxies from stockholders that have previously returned properly executed proxies voting against adoption of the merger agreement. Among other things, approval of the adjournment proposal could mean that, even if Hawaiian Telcom had received proxies representing a sufficient number of votes against adoption of the merger agreement such that merger agreement proposal would be defeated, Hawaiian Telcom could adjourn the special meeting without a vote on the adoption of the merger agreement and seek to convince the holders of those shares to change their votes to vote in favor of adoption of the merger agreement. Additionally, Hawaiian Telcom may seek to adjourn the special meeting if a quorum is not present or otherwise at the discretion of the chairman of the special meeting.

The Board of Directors recommends that you vote “FOR” this proposal.

THE COMPANIES

Cincinnati Bell Inc.

Cincinnati Bell, an Ohio corporation, together with its subsidiaries, provides integrated communications and IT solutions for residential and business customers. Through its Entertainment and Communications business segment, Cincinnati Bell provides high speed data, video, and voice solutions to consumers and businesses over an expanding fiber network and a legacy copper network. In addition, through its wholly owned subsidiary, CBTS, Cincinnati Bell provides customers across the United States with the sale and service of efficient, end-to-end communications and IT systems and solutions.

Cincinnati Bell’s Entertainment and Communications business segment provides products and services such as high-speed internet, data transport, local voice, long distance, Voice over Internet Protocol (“VoIP”), video and other services. Cincinnati Bell Telephone Company LLC (“CBT”), a subsidiary of Cincinnati Bell, is the incumbent local exchange carrier (“ILEC”) for a geography that covers a radius of approximately 25 miles around Cincinnati, Ohio, and includes parts of northern Kentucky and southeastern Indiana. CBT has operated in this territory for over 140 years. The segment also provides voice and data services beyond its ILEC territory, particularly in Dayton and Mason, Ohio, through the operations of Cincinnati Bell Extended Territories LLC, a competitive local exchange carrier and subsidiary of CBT. The Entertainment and Communications segment provides long distance and VoIP services primarily through its Cincinnati Bell Any Distance Inc.

Cincinnati Bell’s IT Services and Hardware business segment provides a full range of managed IT solutions, including managed telephony, network and infrastructure services, equipment sales, and professional IT staffing services. These services and products are provided in various geographic areas throughout the United States and the United Kingdom through Cincinnati Bell’s subsidiaries. By offering a full range of equipment and managed services in conjunction with Cincinnati Bell’s network expertise, the IT Services and Hardware segment provides end-to-end IT and telecommunications solutions designed to reduce cost and mitigate risk while optimizing performance for its customers.

Cincinnati Bell’s common shares are listed on the NYSE under the symbol “CBB”.

Twin Acquisition Corp.

Merger Sub, a Delaware corporation, is a direct wholly owned subsidiary of Cincinnati Bell and was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. Upon completing the merger, Merger Sub will cease to exist.

The principal executive offices of both Cincinnati Bell and Merger Sub are located at 221 East Fourth Street, Cincinnati, Ohio 45202, and their telephone number is (513) 397-9900.

Hawaiian Telcom Holdco, Inc.

Hawaiian Telcom is the largest full service provider of communications services and products in Hawai‘i. It provides local telephone service including voice and data transport, enhanced custom calling features, network access, directory assistance and private lines. In addition, Hawaiian Telcom provides high-speed Internet, long distance services, next generation television service, next generation Internet protocol (IP)-based network services, customer premises equipment, data solutions, managed services, billing and collection, wireless services and pay telephone services. Hawaiian Telcom’s services are offered on all of Hawai‘i’s major islands, except for Hawaiian Telcom’s next generation television service, which currently is available only on the island of Oahu. As of June 30, 2017, Hawaiian Telcom’s telecommunications operations served approximately

283,000 voice access lines, 21,000 business Voice over Internet Protocol (VoIP) lines, 109,000 high-speed Internet lines, and 43,000 video subscribers. Hawaiian Telcom also provides data center services including colocation and virtual private cloud.

Hawaiian Telcom was incorporated in Delaware in 2004. Originally incorporated in Hawai‘i in 1883 as Mutual Telephone Company, Hawaiian Telcom’s subsidiary Hawaiian Telcom, Inc. has a strong heritage of over 133 years as Hawai‘i’s communications carrier. From 1967 to May 1, 2005, Hawaiian Telcom operated as a division of Verizon Communications Inc. (“Verizon”) or its predecessors. On May 2, 2005, the Verizon businesses conducted in Hawai‘i were reorganized and consolidated (the “2005 Reorganization”) into Hawaiian Telcom Communications, Inc., a Delaware corporation and wholly owned subsidiary of Hawaiian Telcom. As a result of the 2005 Reorganization, Hawaiian Telcom became a standalone provider of communications services, operating as Hawaiian Telcom, Inc. and Hawaiian Telcom Services Company, Inc., both wholly owned subsidiaries of Hawaiian Telcom Communications, Inc.

On December 1, 2008, Hawaiian Telcom, Hawaiian Telcom Communications, Inc., Hawaiian Telcom, Inc., Hawaiian Telcom Services Company, Inc. and certain other affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in order to facilitate a balance sheet restructuring. The Debtors’ chapter 11 Plan of Reorganization became effective, and Hawaiian Telcom and other Debtors emerged from chapter 11, on October 28, 2010.

Hawaiian Telcom, Inc., a Hawai‘i corporation, is the ILEC in Hawai‘i and operates Hawaiian Telcom’s regulated local exchange carrier business. Hawaiian Telcom Services Company, Inc., a Delaware corporation, operates other businesses including Internet, television, advanced communications and network services, managed services, data center services including colocation and virtual private cloud, cloud-based services, long distance and wireless businesses. SystemMetrics Corporation, a wholly owned subsidiary of Hawaiian Telcom Services Company, Inc. and a Hawai‘i corporation, provides data center services including colocation and virtual private cloud. Wavecom Solutions Corporation, a wholly owned subsidiary of Hawaiian Telcom, Inc. and a Hawai‘i corporation, provides voice, data and converged services.

Hawaiian Telcom’s common stock is listed on NASDAQ under the symbol “HCOM”.

Hawaiian Telcom’s principal executive office is located at 1177 Bishop Street, Honolulu, Hawai‘i 96813, and its telephone number is (808) 546-4511.

THE MERGER

Effect of the Merger

Upon completion of the merger, Merger Sub will merge with and into Hawaiian Telcom. Hawaiian Telcom will be the surviving corporation in the merger and will become a direct wholly owned subsidiary of Cincinnati Bell.

Upon completion of the merger, each share of Hawaiian Telcom common stock issued and outstanding immediately prior to the completion of the merger (other than excepted shares) will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the merger agreement and described below, (i) 1.6305 Cincinnati Bell common shares, plus cash in lieu of fractional shares; (ii) 0.6522 Cincinnati Bell common shares and $18.45 in cash, without interest, plus cash in lieu of fractional shares; or (iii) $30.75 in cash, without interest. The exchange ratios are fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Cincinnati Bell shareholders will continue to hold their existing Cincinnati Bell common shares.

Effect on Hawaiian Telcom if the Merger Is Not Completed

If the merger agreement is not adopted or if the merger is not completed for any other reason, Hawaiian Telcom stockholders will not receive any payment for their shares of Hawaiian Telcom common stock. Instead, Hawaiian Telcom will remain an independent public company, and shares of Hawaiian Telcom common stock will continue to be listed and traded on NASDAQ and registered under the Exchange Act and Hawaiian Telcom will continue to file periodic and current reports with the SEC. In addition, if the merger is not completed, Hawaiian Telcom expects that its management will operate the business in a manner similar to that in which it is being operated today and that stockholders will continue to be subject to the same risks and opportunities to which they are currently subject, including, among other things, the nature of the industry on which Hawaiian Telcom’s business largely depends, and general industry, economic, regulatory and market conditions.

Furthermore, if the merger is not completed, depending on the circumstances that caused the merger not to be completed, the price of Hawaiian Telcom common stock may decline significantly. If that were to occur, it is uncertain when, if ever, the price of Hawaiian Telcom common stock would return to the price at which it trades as of the date of this proxy statement/prospectus.

Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares of Hawaiian Telcom common stock. If the merger is not completed, the Hawaiian Telcom board of directors will continue to evaluate and review Hawaiian Telcom’s business operations, strategic direction and capitalization, among other things, and will make such changes as are deemed appropriate. If the merger agreement is not adopted or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Hawaiian Telcom board of directors will be offered or that Hawaiian Telcom’s business, prospects or results of operation will not be adversely impacted.

If the merger agreement is terminated under certain circumstances, Hawaiian Telcom will be obligated to pay Cincinnati Bell a break-up fee of $11.94 million. For more information, see the section of this proxy statement/prospectus titled “The Merger Agreement—Expenses and Termination Fees; Liability for Breach” beginning on page 139.

Merger Consideration

Upon completion of the merger, each share of Hawaiian Telcom common stock issued and outstanding immediately prior to the completion of the merger (other than excepted shares) will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the merger agreement and described below, (i) 1.6305 Cincinnati Bell common shares, plus cash in lieu of fractional shares; (ii) 0.6522 Cincinnati Bell common shares and $18.45 in cash, without interest, plus cash in lieu of fractional shares; or (iii) $30.75 in cash, without interest. Hawaiian Telcom stockholders who elect to receive the share consideration or the cash consideration will be subject to proration to ensure that the aggregate number of Cincinnati Bell common shares to be issued by Cincinnati Bell in the merger and the aggregate amount of cash to be paid in the merger will be the same as if all stockholders received the mixed consideration.

Cincinnati Bell will not issue any fractional shares of Cincinnati Bell common shares in the merger. Instead, a Hawaiian Telcom stockholder who otherwise would have received a fraction of a Cincinnati Bell common share will receive an amount in cash equal to such fractional amount multiplied by the closing sale price of Cincinnati Bell common shares on the NYSE on the last trading day prior to the effective time of the merger.

If the merger is completed, stockholders who do not vote in favor of the adoption of the merger agreement, who continuously hold their shares of Hawaiian Telcom common stock through the effective time and who properly demand appraisal of their shares of Hawaiian Telcom common stock in compliance with the requirements of Section 262 will be entitled to exercise appraisal rights in connection with the merger under Section 262. This means that holders of shares of Hawaiian Telcom common stock who may exercise appraisal rights and who also have properly exercised, perfected and not lost those appraisal rights are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Hawaiian Telcom common stock, exclusive of any elements of value arising from the accomplishment or expectation of the merger, together with interest (subject to certain exceptions) to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery, so long as those holders comply exactly with the procedures established by Section 262. For additional information about appraisal rights, see “Special Meeting of Hawaiian Telcom Stockholders—Appraisal Rights” beginning on page 60 of this proxy statement/prospectus.

If, between July 9, 2017 and the effective time of the merger, the number of outstanding Cincinnati Bell common shares or shares of Hawaiian Telcom common stock changes into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event occurs, then the merger consideration will be appropriately adjusted to provide to Cincinnati Bell and the holders of Hawaiian Telcom common stock the same economic effect as contemplated by the merger agreement prior to such event.

Based upon the closing sale price of the Cincinnati Bell common shares on the NYSE of $[            ] on [            ], 2017, the last practicable trading date prior to the date of this proxy statement/prospectus, (i) the value of the share consideration was approximately $[            ], (ii) the value of the mixed consideration was approximately $[            ] and (iii) the value of the cash consideration was $30.75.

Election Materials and Procedures

An election form will separately be mailed to each holder of record of Hawaiian Telcom common stock, which permits the holder (or, in the case of nominee record holders, the beneficial owner, through proper instructions and documentation) to specify: (i) the number of shares of such holder’s Hawaiian Telcom common stock with respect to which such holder makes a mixed election, (ii) the number of shares of such holder’s Hawaiian Telcom common stock with respect to which such holder makes a cash election and (iii) the number of shares of such holder’s Hawaiian Telcom common stock with respect to which such holder makes a share election. Hawaiian Telcom and Cincinnati Bell have mutually agreed pursuant to the merger agreement that the deadline for submitting a properly completed and signed election form will be 5:00 p.m., New York time, on the date that Hawaiian Telcom and Cincinnati Bell agree is as near as practicable to two business days prior to the anticipated closing date of the merger (the “election deadline”). Hawaiian Telcom and Cincinnati Bell will cooperate to publicly announce by press release the election deadline at least five business days prior to the election deadline. While Hawaiian Telcom and Cincinnati Bell have agreed to establish an election deadline that is a relatively short period of time before the anticipated closing date of the merger, there can be no assurance that unforeseen circumstances will not cause the anticipated closing date of the merger to be delayed after the election deadline has been established. If the anticipated closing date of the merger is delayed to a subsequent date, the election deadline will not be delayed. Cincinnati Bell will direct the exchange agent to make election forms available as may be reasonably requested by all persons who acquire shares of Hawaiian Telcom common stock during the period following the record date for the special meeting and prior to the election deadline. Any shares of Hawaiian Telcom common stock (other than dissenting shares) with respect to which the exchange agent has not received an effective, properly completed election form by the election deadline will be deemed to be “non-election shares”, and the holders of such non-election shares will be deemed to have made a mixed election with respect to such non-election shares.

An election will be considered to have been made properly only if the exchange agent receives by the election deadline an election form properly completed and signed and accompanied by, as applicable:

•	certificates representing shares of Hawaiian Telcom common stock to which the election form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Hawaiian Telcom;

•	an appropriate customary guarantee of delivery of such certificates, as set forth in such election form, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (provided such certificates are then delivered to the exchange agent by the time required in such guarantee of delivery); or

•	in the case of book-entry shares, any additional documents specified in the procedures set forth in the election form.

After an election is properly made with respect to any shares of Hawaiian Telcom common stock, any subsequent transfer of such shares will automatically revoke such election.

Any election form may be revoked or changed by the authorized person properly submitting such election form, by written notice received by the exchange agent prior to the election deadline. In the event an election form is revoked prior to the election deadline, the shares of Hawaiian Telcom common stock represented by such election form will become non-election shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of Hawaiian Telcom common stock prior to the election deadline. Subject to the terms of the merger agreement and the election form, the exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent (or, in the event that the exchange agent declines to make any such determination, the joint determination of Cincinnati Bell and Hawaiian Telcom) regarding such matters shall be binding and conclusive. None of Cincinnati Bell, Hawaiian Telcom or the exchange agent shall be under any obligation to notify any person of any defect in an election form. If the merger is not completed, termination of the merger agreement will result in the revocation of all election forms delivered to the exchange agent prior to such termination.

The election form and proxy card are separate documents and should each be completed in their entirety and sent to the appropriate addressee as directed in the instructions accompanying such materials. In lieu of completing a proxy card, you may also vote by telephone or over the Internet. For further information, please see the section titled “Special Meeting of Hawaiian Telcom Stockholders—Voting of Proxies” beginning on page  57.

Proration Procedures

A stockholder’s ability to elect to receive cash or Cincinnati Bell common shares in exchange for shares of Hawaiian Telcom common stock in the merger is subject to proration procedures set forth in the merger agreement. These procedures are designed to ensure that the total amount of cash paid, and the total number of Cincinnati Bell common shares issued, in the merger to the holders of shares of Hawaiian Telcom common stock, as a whole, will equal the total amount of cash and number of shares that would have been paid and issued if all shares of Hawaiian Telcom common stock were converted into the mixed consideration.

Whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other Hawaiian Telcom stockholders. If you make a mixed election with respect to any shares of Hawaiian Telcom common stock, you will receive the mixed consideration in respect of such shares. If you make a share election or a cash election with respect to any shares of Hawaiian Telcom common stock, you may not receive the exact form of consideration that you elect in respect of such shares. If you make no election with respect to any shares of Hawaiian Telcom common stock and do not properly demand appraisal in accordance with the DGCL, you will receive the mixed consideration in respect of such shares.

The greater the oversubscription of the share election, the fewer shares and more cash a Hawaiian Telcom stockholder making the share election will receive. Reciprocally, the greater the oversubscription of the cash election, the less cash and more Cincinnati Bell common shares a Hawaiian Telcom stockholder making the cash election will receive. However, in no event will a Hawaiian Telcom stockholder who makes the cash election or the share election receive less cash and more Cincinnati Bell common shares, or fewer Cincinnati Bell common shares and more cash, respectively, than a stockholder who makes the mixed election.

Set forth below are illustrative examples of how the proration and adjustment procedures will work in the event there is an oversubscription of the cash election or the share election. For purposes of these examples, all potential issuable shares of Hawaiian Telcom common stock in respect of RSUs and annual performance-based bonuses and retention bonuses (“Annual and Retention Bonuses”) are deemed issued and outstanding as of the closing date (assuming any applicable performance criteria are achieved at maximum performance levels).

Example A — Proration if Too Many Hawaiian Telcom Stockholders Elect to Receive All Cash. For purposes of this example, assume the following:

•	There are (i) 11,587,963 outstanding shares of Hawaiian Telcom common stock, (ii) 386,010 outstanding shares of Hawaiian Telcom common stock in respect of Hawaiian Telcom RSUs and (iii) 162,444 outstanding shares of Hawaiian Telcom common stock in respect of Hawaiian Telcom Annual and Retention Bonuses.

•	Hawaiian Telcom stockholders make a mixed election with respect to (i) 1,158,796 shares (or 10%) of Hawaiian Telcom common stock, (ii) 38,601 shares (or 10%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom RSUs and (iii) 16,244 shares (or 10%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom Annual and Retention Bonuses.

•	Hawaiian Telcom stockholders make a cash election with respect to (i) 6,952,778 shares (or 60%) of Hawaiian Telcom common stock, (ii) 231,606 shares (or 60%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom RSUs and (iii) 97,466 shares (or 60%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom Annual and Retention Bonuses.

•	Hawaiian Telcom stockholders make a share election with respect to the remaining (i) 3,476,389 shares (or 30%) of Hawaiian Telcom common stock, (ii) 115,803 shares (or 30%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom RSUs and (iii) 48,733 shares (or 30%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom Annual and Retention Bonuses.

•	There are no rollover RSUs and no dissenting shares.

•	You hold 1,000 shares of Hawaiian Telcom common stock and have made an effective cash election with respect to those shares. In this example, proration would be required with respect to the Hawaiian Telcom stockholders who made a cash election.

Step 1. Derive the cash election amount. The cash election amount equals (a) (i) the number of shares with respect to which cash elections have been made plus (ii) the number of shares in respect of RSUs with respect to which cash elections have been made plus (iii) the number of shares in respect of Annual and Retention Bonuses with respect to which cash elections have been made multiplied by (b) the cash consideration of $30.75.

In this example, the cash election amount is calculated as follows:

(6,952,778 + 231,606 + 97,466) * $30.75 = $223,916,887.50

Step 2. Derive the available cash election amount. The available cash election amount equals (a) the product of (i) $18.45 multiplied by (ii) (A) the number of shares of Hawaiian Telcom common stock outstanding immediately prior to the effective time of the merger plus (B) the number of shares of Hawaiian Telcom common stock in respect of RSUs outstanding immediately prior to the effective time of the merger plus (C) the number of shares of Hawaiian Telcom common stock in respect of Annual and Retention Bonuses outstanding immediately prior to the effective time of the merger minus (b) the product of (i) (A) the number of shares with respect to which a mixed election has been made plus (B) the number of shares of Hawaiian Telcom common stock in respect of RSUs with respect to which a mixed election has been made plus (C) the number of shares of Hawaiian Telcom common stock in respect of Annual and Retention Bonuses with respect to which a mixed election has been made multiplied by (ii) $18.45, minus (c) the product of (i) the number of dissenting shares multiplied by (ii) $18.45.

In this example, the available cash election amount is calculated as follows:

((11,587,963 + 386,010 + 162,444) * $18.45) – ((1,158,796 + 38,601 + 16,244) *

$18.45) = $201,525,217.20

Step 3. Determine the pro rata cash consideration to be received by each share of Hawaiian Telcom common stock with respect to which a cash election is made. The pro rata cash consideration is calculated by multiplying $30.75 by a fraction, the numerator of which is the available cash election amount and the denominator of which is the cash election amount (such fraction, the “cash fraction”).

In this example, the pro rata cash consideration is calculated as follows:

$30.75 x	$201,525,217.20	= $27.68
$223,916,887.50

Step 4. Determine the pro rata share consideration to be received by each share of Hawaiian Telcom common stock with respect to which a cash election is made. The pro rata stock consideration is a number of Cincinnati Bell common shares equal to the share consideration of (a) 1.6305 multiplied by (b) (i) one minus (ii) the cash fraction.

In this example, the pro rata stock consideration is calculated as follows:

1.6305 * (1 – 0.90) = 0.1630

Thus, in this example, if you own 1,000 shares of Hawaiian Telcom common stock and make a cash election with respect to those shares, you would receive:

•	$27,675 in cash; and

•	163 Cincinnati Bell common shares

Example B — Proration if Too Many Hawaiian Telcom Stockholders Elect to Receive All Shares. For purposes of this example, assume the following:

•	There are (i) 11,587,963 outstanding shares of Hawaiian Telcom common stock, (ii) 386,010 outstanding shares of Hawaiian Telcom common stock in respect of Hawaiian Telcom RSUs and (iii) 162,444 outstanding shares of Hawaiian Telcom common stock in respect of Hawaiian Telcom Annual and Retention Bonuses.

•	Hawaiian Telcom stockholders make a mixed election with respect to (i) 1,158,796 shares (or 10%) of Hawaiian Telcom common stock, (ii) 38,601 shares (or 10%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom RSUs and (iii) 16,244 shares (or 10%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom Annual and Retention Bonuses.

•	Hawaiian Telcom stockholders make a cash election with respect to (i) 1,158,796 shares (or 10%) of Hawaiian Telcom common stock, (ii) 38,601 shares (or 10%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom RSUs and (iii) 16,244 shares (or 10%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom Annual and Retention Bonuses.

•	Hawaiian Telcom stockholders make a share election with respect to (i) 9,270,371 shares (or 80%) of Hawaiian Telcom common stock, (ii) 308,808 shares (or 80%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom RSUs and (iii) 129,956 shares (or 80%) of Hawaiian Telcom common stock in respect of Hawaiian Telcom Annual and Retention Bonuses.

•	There are no rollover RSUs and no dissenting shares.

•	You hold 1,000 shares of Hawaiian Telcom common stock and have made an effective share election with respect to those shares. In this example, proration would be required with respect to the Hawaiian Telcom stockholders who made a share election.

Step 1. Derive the cash election amount. In this example, the cash election amount is calculated as follows:

(1,158,796 + 38,601 + 16,244) * $30.75 = $37,319,460.75

Step 2. Derive the available cash election amount. In this example, the available cash election amount is calculated as follows:

((11,587,963 + 386,010 + 162,444) * $18.45) – ((1,158,796 + 38,601 + 16,244) *

$18.45) = $201,525,217.20

Step 3. Determine the pro rata cash consideration to be received by each share of Hawaiian Telcom common stock with respect to which a share election is made. The pro rata cash consideration is calculated by dividing (a) the difference between (i) the available cash election amount and (ii) the cash election amount by (b) (i) the number of Hawaiian Telcom shares with respect to which a share election was made plus (ii) number of shares of Hawaiian Telcom common stock in respect of RSUs with respect to which a share election was made plus (iii) the number of shares of Hawaiian Telcom common stock in respect of Annual and Retention Bonuses with respect to which a share election was made.

In this example, the pro rata cash consideration is calculated as follows:

$201,525,217.20 – $37,319,460.75	= $16.91
9,270,371 + 308,808 + 129,956

Step 4. Determine the pro rata share consideration to be received by each share of Hawaiian Telcom common stock with respect to which a share election is made. The pro rata share consideration is a number Cincinnati Bell common shares equal to the share consideration of (a) 1.6305 multiplied by (b) a fraction, (i) the numerator of which is the difference between (A) the cash consideration of $30.75 and (B) $16.91 (the cash amount calculated in Step 3) and (ii) the denominator of which is the cash consideration of $30.75.

In this example, the pro rata share consideration is calculated as follows:

$1.6305 x	($30.75 – $16.91)	= 0.7337
$30.75

Thus, in this example, if you own 1,000 shares of Hawaiian Telcom common stock and make a share election with respect to those shares, you would receive:

•	$16,913 in cash; and

•	734 Cincinnati Bell common shares.

No Recommendation Regarding Elections

Neither Hawaiian Telcom nor Cincinnati Bell is making any recommendation as to which merger consideration election a Hawaiian Telcom stockholder should make. If you are a Hawaiian Telcom stockholder, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.

Information About the Merger Consideration Elections

The mix of consideration payable to Hawaiian Telcom stockholders who make the share election and/or the cash election will not be known until the exchange agent tallies the results of the elections made by Hawaiian Telcom stockholders, which will not occur until after the shareholder meeting.

Background of the Merger

The board of directors and management of Hawaiian Telcom have regularly reviewed Hawaiian Telcom’s business plan, financial position and results of operations with a view toward maximizing value for Hawaiian Telcom’s stockholders. These reviews have included consideration of Hawaiian Telcom’s long-term strategic plans, the potential benefits of such plans and the risks in implementing such plans. As part of this ongoing process, Hawaiian Telcom’s senior management has also regularly considered and evaluated, and discussed with Hawaiian Telcom’s board of directors, various strategic alternatives potentially available to Hawaiian Telcom to enhance stockholder value, including continuation of Hawaiian Telcom’s business plan as a standalone enterprise, strategic acquisitions to increase scale, seeking improved debt financing terms and structures, stock repurchases and dividends and other potential transactions.

Since 2014, Hawaiian Telcom’s board of directors has invited UBS to present at Hawaiian Telcom’s annual board of directors retreat in Hawai‘i regarding current developments in the telecom industry landscape, Hawaiian Telcom’s position in that landscape and various strategic alternatives potentially available to Hawaiian Telcom.

Over the course of the second half of 2016, Hawaiian Telcom’s board of directors and senior management came to recognize, in light of significant sector consolidation taking place, as well as the increasing challenges of competing in Hawai‘i as a sub-scale operator against the much larger Charter Communications Inc., that it may be in the best interests of Hawaiian Telcom and its stockholders to consider potential strategic alternatives to maximize the value to stockholders of Hawaiian Telcom given its substantial ongoing capital expenditure investments in its next generation fiber infrastructure. In addition, Hawaiian Telcom’s board of directors recognized that persistently thin trading volume in Hawaiian Telcom’s common stock had resulted in limited current and foreseeable opportunities for stockholders to achieve meaningful liquidity.

Against the background of these increasingly challenging market forces, Hawaiian Telcom entered into an engagement letter with UBS, effective December 1, 2016, to engage the investment bank as its financial advisor to provide strategic advice regarding available alternatives to increase stockholder value, including exploring potential interest among possible acquirors in a business combination transaction with Hawaiian Telcom. The engagement letter provided that any financial advisory services related to a specific transaction, should one emerge, would be included in a separate engagement letter to be entered into at such future time.

Between December 2016 and March 2017, at Hawaiian Telcom’s direction, representatives of UBS provided Hawaiian Telcom management with general industry perspectives as well as analysis regarding the trend toward consolidation in the telecom sector, which was evident during this period by the public announcement of several such business combination transactions.

On March 10, 2017, the Hawaiian Telcom board of directors convened a telephonic meeting with members of management and representatives of UBS present. Hawaiian Telcom’s chief financial officer and treasurer, Dan Bessey, reviewed various potential alternatives to increase stockholder value by returning capital to stockholders. As part of this review, Mr. Bessey discussed several potential dividend payment scenarios utilizing management’s five-year financial forecast (which forecast we refer to as the “Five-Year Hawaiian Telcom Forecast” and which is defined and described in the section of this proxy statement/prospectus titled “—Certain Hawaiian Telcom Unaudited Management Financial Forecasts”) and a downside sensitivity analysis against the Five-Year Hawaiian Telcom Forecast (the “Five-Year Sensitivity”). As discussed below, the Five-Year Hawaiian Telcom Forecast was subsequently superseded by the Updated Five-Year Hawaiian Telcom Forecast, which is defined and described in the section of this proxy statement/prospectus titled “—Certain Hawaiian Telcom Unaudited Management Financial Forecasts”. In addition, because the Five-Year Sensitivity was developed for the purpose of assessing potential sources of funding for hypothetical return of capital scenarios, had not undergone the systematic bottom-up reforecasting process utilized by Hawaiian Telcom management to develop its five-year forecasts (including the Five-Year Hawaiian Telcom Forecast and the Updated Five-Year Hawaiian Telcom Forecast) and did not reflect or incorporate actual year-to-date performance data or real-time competitive dynamics, the board of directors did not rely on the Five-Year Sensitivity in making its determination with respect to the merger but rather utilized it as a mechanism to assess such potential alternative return of capital scenarios.

Also at the March 10, 2017 meeting, representatives of UBS reviewed with Hawaiian Telcom’s board of directors and management the recent telecom sector business combination transactions, prospective parties that may be interested in pursuing a strategic transaction with Hawaiian Telcom, the merits and weaknesses of alternative transactions and the methods for exploring available alternatives. Regarding the field of potentially interested buyers, the Hawaiian Telcom board of directors discussed with the representatives of UBS the relative advantages and risks of pursuing a transaction with a strategic buyer versus a financial buyer. In particular, the parties discussed what Hawaiian Telcom’s board of directors and management considered to be a significantly higher execution risk associated with a financial buyer given Hawaiian Telcom’s prior history with private equity ownership (notably, the impact of high leverage levels and operational issues during the tenure of its previous financial sponsor owner, culminating in 2008 with Hawaiian Telcom’s filing of a voluntary petition for relief under chapter 11 of the U.S. Bankruptcy Code), the regulatory environment in Hawai‘i (including the requirement to obtain the approval of any business combination transaction by Hawai‘i’s Public Utilities Commission) and the high leverage levels likely required to generate the rates of return typically sought by private equity sponsors. The board of directors requested that management develop a plan to evaluate opportunities to engage in a potential transaction with a strategic partner.

On March 15, 2017, prior to any outreach by UBS, Leigh Fox, then president and chief operating officer of Cincinnati Bell (and presently president and chief executive officer of Cincinnati Bell), e-mailed Scott Barber, president and chief executive officer of Hawaiian Telcom, to schedule a telephone call. A call was subsequently scheduled for March 23, 2017.

On March 16, 2017, representatives of Moelis & Company LLC (“Moelis”), Cincinnati Bell’s financial advisor, contacted representatives of UBS to preview the purpose of Mr. Fox’s request to talk with Mr. Barber, which was to discuss at a high level the potential merits of a combination of Cincinnati Bell and Hawaiian Telcom.

On March 21, 2017, the Hawaiian Telcom board of directors convened a telephonic meeting, with members of management present, during which management reviewed a buyer engagement outreach plan developed with input from UBS and approved by Hawaiian Telcom’s management, including the merits of the proposed candidates and the previously articulated rationale for focusing such outreach on potential strategic partners. The buyer engagement outreach plan outlined a process for engaging a pool of nine parties, all prospective strategic buyers and including Cincinnati Bell, regarding the potential exploration of a strategic business combination with Hawaiian Telcom. The Hawaiian Telcom board of directors unanimously determined UBS and management should, and authorized and directed UBS and management to, pursue exploratory outreach to all nine identified parties as set forth in the buyer engagement outreach plan.

On March 23, 2017, a representative of UBS met with Mr. Fox for a previously scheduled meeting. During this meeting, pursuant to the previously authorized buyer engagement outreach plan, the UBS representative talked informally with Mr. Fox about Hawaiian Telcom, Cincinnati Bell and the potential merits of a combination. That same day, a representative of UBS met with Mark Fahner, vice president of corporate development of Cincinnati Bell. During this meeting, pursuant to the previously authorized buyer engagement outreach plan, the UBS representative talked informally with Mr. Fahner about Hawaiian Telcom, Cincinnati Bell and the potential merits of a combination.

Later on March 23, 2017, Mr. Fox and Mr. Barber spoke by telephone. Mr. Fox communicated Cincinnati Bell’s interest in evaluating a possible combination of the two companies. Mr. Barber explained Hawaiian Telcom would be willing to explore the value a business combination might provide for Hawaiian Telcom’s stockholders. Messrs. Fox and Barber discussed Cincinnati Bell and Hawaiian Telcom entering into a confidentiality agreement before engaging in further, more detailed discussions. Messrs. Fox and Barber also agreed they should have an in-person meeting during Mr. Barber’s upcoming trip to the U.S. mainland.

On March 27, 2017, Hawaiian Telcom and Cincinnati Bell executed a confidentiality agreement to facilitate the exploration of a potential strategic transaction. The confidentiality agreement included a standstill provision that terminated upon Hawaiian Telcom’s entry into the merger agreement.

On March 27, 2017, Mr. Barber e-mailed the chief executive officer of Party A, a publicly traded communications services provider, requesting a telephone meeting. A call was scheduled for April 10, 2017.

On March 29, 2017, Mr. Barber contacted the chief executive officer of Party B, a publicly traded communications services provider, via e-mail requesting to schedule a telephone call. Party B’s chief executive officer did not respond to Mr. Barber’s e-mail but subsequently indicated to a representative of UBS that Party B was occupied with integration activities related to a recent acquisition it had made and therefore was not interested in pursuing a business combination with Hawaiian Telcom at that time.

On March 31, 2017, a representative of UBS received a telephone call from a representative of Moelis. On the call, the parties discussed the general parameters of engagement between their clients and expectations for timing for exploring a potential transaction. In addition, the representative of Moelis communicated that Cincinnati Bell would likely need to pay all stock consideration in any potential transaction. The representative of UBS indicated he would communicate Cincinnati Bell’s preferred form of consideration to Hawaiian Telcom. The representative of UBS further noted, pursuant to Hawaiian Telcom’s previous direction, that, irrespective of the form of consideration, Hawaiian Telcom was seeking a meaningful premium to its current stock price, typical in the market for similar transactions.

Also on March 31, 2017, pursuant to the previously authorized buyer engagement outreach plan, a representative of UBS spoke via telephone with the chief executive officer of Party C, a privately held information and communications technology services and solutions provider. Party C’s chief executive officer indicated Party C may be interested in engaging in further discussions. A representative of UBS subsequently sent Party C’s chief executive officer a draft confidentiality agreement in order to facilitate further discussion, which was never returned. In the following weeks, representatives of UBS made multiple follow up inquiries to Party C’s chief executive officer, but did not receive a response.

On April 6, 2017, pursuant to the previously authorized buyer engagement outreach plan, a representative of UBS held an introductory telephone call with representatives of Party D, a publicly traded communications infrastructure provider. On this call, Party D expressed a potential interest in acquiring Hawaiian Telcom.

On April 10, 2017, Mr. Barber spoke via telephone with the chief executive officer of Party A. Mr. Barber and Party A’s chief executive officer discussed whether there were opportunities to engage in a business combination. Party A’s chief executive officer indicated that it was not possible for Party A to pursue a business combination with Hawaiian Telcom at that time or in the near term, because Party A’s management was occupied with integration activities relating to a recent acquisition transaction, but that the parties should remain in contact.

On April 11, 2017, pursuant to the previously authorized buyer engagement outreach plan, a representative of UBS met with representatives of Party E, a publicly traded communications services provider, to discuss Hawaiian Telcom. A representative of Party E subsequently contacted a representative of UBS to indicate a potential interest in the opportunity.

On April 13, 2017, Mr. Barber and Mr. Bessey held a preliminary diligence telephone conference call with members of Cincinnati Bell management (including Mr. Fox and Cincinnati Bell’s chief financial officer, Andy Kaiser), representatives of Moelis and representatives of UBS, covering a broad range of due diligence topics regarding Hawaiian Telcom’s business, including a business and financial overview, and information regarding network, operations and information technology matters.

Also on April 13, 2017, Mr. Barber reviewed with the executive committee of Hawaiian Telcom’s board of directors the content and status of discussions with Cincinnati Bell to date, as well as the status of outreach that was then ongoing with each of Party A, Party B, Party C, Party D and Party E.

In mid-April 2017, a representative of UBS was contacted by the financial advisor to Party F, a smaller publicly traded communications services provider, to inquire about Hawaiian Telcom’s potential interest in a combination of Hawaiian Telcom and Party F. Party F was not among the parties identified for outreach in the previously authorized buyer engagement outreach plan, but Hawaiian Telcom and Party F had engaged in prior discussions in 2015 that did not proceed beyond the preliminary stage. Based on the previously authorized buyer engagement outreach plan which did not contemplate engaging in discussions with Party F, the UBS representative indicated there was likely no interest from Hawaiian Telcom at the current time to engage in such discussions and that, even if Hawaiian Telcom’s perspective changed in the future, the only transaction structure likely to be considered would be an acquisition of Party F by Hawaiian Telcom given Hawaiian Telcom’s considerably larger size among other characteristics of the two businesses. The representative of UBS indicated UBS would confirm its assessment with the board of directors of Hawaiian Telcom and inform Party F if Hawaiian Telcom would be willing to engage in further discussion regarding a potential combination of Hawaiian Telcom and Party F.

On April 20, 2017, Hawaiian Telcom entered into a confidentiality agreement with Party D to facilitate the exploration of a potential strategic transaction. The confidentiality agreement included a standstill provision that terminated upon Hawaiian Telcom’s entry into the merger agreement.

On April 21, 2017, Hawaiian Telcom entered into a confidentiality agreement with Party E to facilitate the exploration of a potential strategic transaction. The confidentiality agreement included a standstill provision that terminated upon Hawaiian Telcom’s entry into the merger agreement.

On April 26, 2017, Mr. Fox called Mr. Barber and communicated why he believed a business combination between Hawaiian Telcom and Cincinnati Bell could be mutually beneficial to their respective stockholders, including the many striking similarities between the two company’s products and services, business plan, strategy and culture. Mr. Fox stated that although Cincinnati Bell could not offer a significant premium to Hawaiian Telcom’s current trading price (which was then trading near its 52-week high), Cincinnati Bell had modeled a purchase price in the mid-$26 per share range when Hawaiian Telcom’s common stock was trading closer to $23 per share the previous month. Mr. Barber indicated he did not believe an offer in the mid-$26 per share range would likely be compelling to Hawaiian Telcom’s board of directors, as the board of directors was seeking a meaningful premium to Hawaiian Telcom’s current stock price for Hawaiian Telcom’s stockholders.

Mr. Barber also noted Hawaiian Telcom was engaged in ongoing conversations with other interested parties regarding a potential transaction. Messrs. Fox and Barber agreed to discuss the matter further with their respective advisors and to continue exploring alternatives.

On April 28, 2017, the Hawaiian Telcom board of directors held a regularly scheduled in-person annual meeting at Hawaiian Telcom’s headquarters in Honolulu. Members of Hawaiian Telcom management also attended. Mr. Bessey reviewed with the board of directors Hawaiian Telcom’s March 31, 2017 year-to-date financial results as compared with the 2017 budget and the prior year’s results. Mr. Bessey and the board of directors discussed continuing pressure on revenue stemming from, among other things, steep declines in land line telephone customers and on Adjusted EBITDA, stemming from, among other things, increasing television content costs. Mr. Bessey also reviewed areas of the Hawaiian Telcom business experiencing favorable revenue trends, principally related to the recent deployment of fiber infrastructure. Mr. Bessey discussed management’s long-term plans for addressing changing consumer demand and ongoing competitive challenges and reviewed with the board of directors the Five-Year Hawaiian Telcom Forecast. Mr. Bessey also discussed certain strategic options to increase stockholder value as previously presented to the Hawaiian Telcom board of directors at its March 10, 2017 meeting, including the amount and timing of potential recurring dividend payments or a potential share repurchase plan. In connection with this, Mr. Bessey presented several potential dividend payment scenarios utilizing the Five-Year Hawaiian Telcom Forecast and Five-Year Sensitivity, with an emphasis on analyzing various sources of funding for potential recurring dividend payments.

Also at the April 28, 2017 meeting, Mr. Barber reviewed with the board of directors discussion materials prepared by UBS and approved by Hawaiian Telcom’s management including an overview of the telecom industry and ongoing industry consolidation, a review of recent merger and acquisition transactions in the telecom sector and Hawaiian Telcom’s historical stock performance relative to peers. Mr. Barber provided an update on the status of preliminary communications with the nine potential strategic partners identified in the buyer engagement outreach plan previously authorized by the board of directors, and plans for continuing those discussions. The board of directors also discussed available alternatives to Hawaiian Telcom, including the potential merits and risks of remaining a standalone company and continuing to execute Hawaiian Telcom’s business plan, along with foreseeable revenue and expense challenges facing Hawaiian Telcom and its peers nationwide in light of ongoing sector consolidation and competitive pressures. The Hawaiian Telcom board of directors expressed continued support for continuing with the previously authorized buyer engagement outreach plan, including providing the Five-Year Hawaiian Telcom Forecast to potential counterparties when appropriate in the course of engagement.

On April 29, Party E submitted to Hawaiian Telcom via UBS a list of due diligence questions in advance of a diligence telephone conference scheduled for May 4, 2017. The questions addressed a wide range of business diligence topics including Hawaiian Telcom’s revenue channels, data center, employees, union and pension matters and historical operating and financial data.

On May 1, 2017, Mr. Barber and Mr. Bessey, along with representatives of UBS, provided a telephonic management presentation to representatives of Party D, including Party D’s chief executive officer and vice president of corporate development. A wide range of topics regarding Hawaiian Telcom’s business was discussed. At Hawaiian Telcom’s direction, representatives of UBS subsequently provided to Party D the Five-Year Hawaiian Telcom Forecast and related supporting materials.

On May 2, 2017, at Hawaiian Telcom’s direction, a representative of UBS called a representative of Party G’s corporate development group. The representative of Party G, a publicly traded telecommunications services company, indicated that Party G was occupied with a pending transaction and not able to evaluate another transaction at that time, but that it may be open to revisiting the topic after closing the pending transaction. Party G did not provide a time frame for a future discussion.

On May 4, 2017, at Hawaiian Telcom’s direction, a representative of UBS conducted an introductory telephone call with an executive of Party H, a publicly traded telecommunications services company. A representative of UBS subsequently sent Party H a draft confidentiality agreement in order to facilitate further discussion, which was never returned. In response to follow up inquiries by representatives of UBS, a representative of Party H later indicated Party H was not interested in pursuing a business combination with Hawaiian Telcom as a transaction with Hawaiian Telcom did not fit with its strategic priorities.

On May 4, 2017, Messrs. Barber and Bessey, along with representatives of UBS, participated in a telephonic management presentation and due diligence telephone conference with representatives of Party E. The parties discussed a wide range of topics related to Hawaiian Telcom’s business as had been previewed in the due diligence question list submitted by Party E on April 29, 2017.

On May 5, 2017, the Hawaiian Telcom board of directors approved by unanimous written consent, and Hawaiian Telcom executed effective as of May 4, 2017, an engagement letter with UBS for UBS to serve as Hawaiian Telcom’s financial advisor in connection with a sale or acquisition transaction.

On May 5, 2017, Mr. Barber spoke with Mr. Fox by phone and stated that an offer in the mid-$26 range would not be compelling to Hawaiian Telcom’s board of directors. Mr. Barber stated that, although Hawaiian Telcom’s board of directors had indicated it could potentially support a combination of the two companies on acceptable terms, Hawaiian Telcom was continuing to engage in conversations with other potential purchasers, and was also continuing to consider certain potential actions to increase stockholder value such as a dividend or stock repurchase program. Mr. Fox indicated that, although he and Cincinnati Bell believed in the merits of a combination with Hawaiian Telcom, he remained concerned about the ability to pay a significant premium to Hawaiian Telcom’s historic trading prices. Mr. Fox indicated he would discuss internally whether there was any ability to increase the amount Cincinnati Bell may be willing to offer. Mr. Fox also suggested to Mr. Barber that an all-stock transaction would provide Hawaiian Telcom’s stockholders with liquidity and the opportunity to participate in the growth potential of a combined enterprise. Mr. Fox also indicated that he wanted to keep discussions open and confirmed an in-person meeting with Mr. Barber in Cincinnati scheduled for Monday May 15, 2017.

On May 9, 2017, at Hawaiian Telcom’s direction, a representative of UBS participated in a follow-up call with the vice president of corporate development of Party E, who indicated he was working to ensure Party E’s business and corporate development units were aligned before Party E committed resources to a deeper investigation. The representative of Party E indicated it would take another week or two to make that decision. In the meantime, the representative of Party E requested Hawaiian Telcom’s five-year financial forecast and business model for review as part of Party E’s internal discussions. At Hawaiian Telcom’s direction, a representative of UBS provided the Five-Year Hawaiian Telcom Forecast and related supporting materials to Party E on May 15, 2017.

On May 10, 2017, at Hawaiian Telcom’s direction, a representative of UBS participated in an initial call with the chief financial officer of Party I, a publicly traded telecommunications company, who indicated timing was not right for Party I to enter into discussions regarding a potential transaction, but that Party I may be interested in the future after it addressed certain pending internal business issues.

On May 10, 2017, Mr. Barber received a non-binding written Indication of Interest letter (the “IOI”) from Mr. Fox via e-mail, which was addressed to Mr. Barber as president and chief executive officer of Hawaiian Telcom. The IOI indicated a purchase price of $30.50 per Hawaiian Telcom share, to be paid 100% in Cincinnati Bell common shares based on an exchange ratio to be fixed at the time of signing a definitive agreement. Based on the indicated $30.50 purchase price and Cincinnati Bell’s closing stock price of $17.75 as of May 10, 2017, Hawaiian Telcom’s stockholders would, at the effective time of the transaction under the terms proposed in the IOI, own approximately 32% of the combined company. The IOI stated Cincinnati Bell would require Hawaiian Telcom’s two largest stockholders to enter into customary voting agreements committing to support the transaction. The IOI also requested a period of exclusivity to complete Cincinnati Bell’s diligence and negotiate a definitive agreement. Mr. Barber forwarded the IOI to representatives of UBS and Hawaiian Telcom’s outside legal advisor, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), for review.

On May 11, 2017, Mr. Barber forwarded the IOI to the chairman of Hawaiian Telcom’s board of directors, Richard Jalkut, informing him that UBS and Gibson Dunn were reviewing the IOI.

On May 12, 2017, Mr. Barber forwarded the IOI to Hawaiian Telcom’s full board of directors, informing them that UBS and Gibson Dunn were reviewing the IOI, and that a meeting of the board of directors would be scheduled soon to discuss its terms.

On May 15, 2017, pursuant to the buyer engagement outreach plan previously authorized by Hawaiian Telcom’s board of directors, Mr. Barber had dinner with Mr. Fox in Cincinnati. Mr. Fox indicated the IOI was intended to initiate more formal discussions. Mr. Barber and Mr. Fox discussed the key terms of the IOI. Mr. Barber explained that he believed a higher price was justified based, among other things, on Hawaiian Telcom’s fiber assets, the availability of net operating loss carryforwards and potential synergies, and indicated Hawaiian Telcom would expect representation on the combined company’s board of directors on behalf of Hawaiian Telcom’s stockholders given the meaningful ownership stake they would have in the combined company. Mr. Barber also communicated that Hawaiian Telcom was not willing at that time to enter into exclusivity with Cincinnati Bell, as Hawaiian Telcom was continuing to engage with other potential transaction partners and required flexibility to explore all available alternatives. Mr. Fox stated he did not believe Cincinnati Bell had the ability to increase the offer price. Mr. Barber indicated he had forwarded the IOI to Hawaiian Telcom’s board of directors and that the board of directors would be meeting soon to discuss the proposal.

On May 17, 2017, John T. Komeiji, Hawaiian Telcom’s chief administrative officer and general counsel, received an unsolicited e-mail from Party J, an overseas-based telecommunications executive with whom Mr. Komeiji shares mutual acquaintances, requesting a general business meeting. A meeting was subsequently arranged for June 6, 2017. Party J was not among the parties identified for outreach in the previously authorized buyer engagement outreach plan.

On May 18, 2017, Mr. Bessey and representatives of UBS held a detailed telephone discussion with representatives of Party E regarding the Five-Year Hawaiian Telcom Forecast, which is further described in the section of this proxy statement/prospectus titled “—Certain Hawaiian Telcom Unaudited Management Financial Forecasts”. Representatives of Party E participating in the discussion included senior members of management and Party E’s corporate development team.

On May 22, 2017, the Hawaiian Telcom board of directors convened a telephonic meeting with members of management and representatives of UBS and Gibson Dunn present. Mr. Barber reviewed with the board of directors the current status of the ongoing outreach, noting that of nine prospective parties, three (Cincinnati Bell, Party D and Party E) had executed confidentiality agreements with Hawaiian Telcom and received telephonic management presentations, and one (Cincinnati Bell) had delivered a written indication of interest. Mr. Barber reviewed the substantive terms of the IOI with the board of directors and reported on his recent discussion with Mr. Fox in Cincinnati. In addition, Mr. Barber again reviewed with the board of directors the rationale for focusing on prospective strategic buyers versus financial buyers, including the foreseeable difficulties in obtaining regulatory approval of a transaction with a financial buyer in light of Hawaiian Telcom’s previously discussed history with private equity ownership and the high leverage levels typically employed by financial sponsors. A representative of UBS also discussed the challenges of structuring a transaction that could meet the return objectives sought by most financial sponsors while also maximizing value for Hawaiian Telcom’s stockholders and securing regulatory approval. The representative from UBS also presented preliminary discounted cash flow analyses based on the Five-Year Hawaiian Telcom Forecast and Five-Year Sensitivity. After discussion, the board of directors reaffirmed its previous conclusion that UBS and management should, and directed UBS and management to, continue to focus on potential transaction partners that would have a meaningful probability of receiving regulatory approval.

Also at the meeting on May 22, 2017, a representative of UBS reviewed recent discussions with Party F, which had inquired about Hawaiian Telcom’s interest in a strategic combination with Party F. Based on management’s analysis of Party F’s business and assets and assessment that other alternatives currently under consideration offered greater opportunity for achieving the scale necessary to maximize stockholder value, the board of directors concluded that, given the parties that had to date expressed interest in acquiring Hawaiian Telcom, Hawaiian Telcom’s attention and resources were better allocated to pursuing a potential combination with one of those other parties. A representative of Gibson Dunn reviewed with the board of directors its fiduciary duties when evaluating potential strategic transactions, including any transaction that may arise from the outreach and discussions then being conducted. After discussion, the board of directors determined Cincinnati Bell to be a credible purchaser with a similar business model that had a meaningful probability of receiving regulatory approval, and that the terms of the IOI warranted further discussion. At the conclusion of the meeting, the board of directors unanimously authorized management to proceed with further discussions with Cincinnati Bell and facilitate Cincinnati Bell’s deeper due diligence review, while continuing active discussions with Party D and Party E and follow-up outreach with Party C and Party G in order to assess or rule out any remaining possibility of a transaction with those parties in the near term.

Following the Hawaiian Telcom board of directors meeting on May 22, 2017, Mr. Barber called Mr. Fox to inform him of the Hawaiian Telcom board of directors’ decision to proceed with further due diligence. Mr. Barber also reiterated that Hawaiian Telcom would require board representation on the combined company’s board if the transaction were to proceed as an all-stock transaction, that Hawaiian Telcom was not willing to grant exclusivity, and that he believed Cincinnati Bell would find more value in Hawaiian Telcom through the diligence process. Mr. Fox indicated he would reply soon with Cincinnati Bell’s due diligence questions.

On May 22, 2017, a representative of Party E informed a representative of UBS that Party E had decided not to proceed due to concerns regarding the amount of capital expenditure needed to expand Hawaiian Telcom’s fiber network and increase its market share.

On May 23, 2017, a representative of UBS informed Hawaiian Telcom management of Party E’s decision not to proceed and, on May 24, 2017, Mr. Barber so notified the Hawaiian Telcom board of directors.

Also on May 24, 2017, Mr. Barber notified Mr. Fox that Mr. Bessey would be the main point of contact for due diligence requests and that Hawaiian Telcom would work to gather information in response to Cincinnati Bell’s forthcoming due diligence requests to populate a virtual data room.

On May 25, 2017, a representative of Cincinnati Bell delivered to Mr. Bessey via e-mail a due diligence information and document request list and an agenda for face-to-face meetings to be held in June in Honolulu.

On May 30, 2017, Mr. Bessey and representatives of UBS participated in a follow-up telephone call with the chief executive officer and other senior management representatives of Party D to further discuss Hawaiian Telcom’s operations and the Five-Year Hawaiian Telcom Forecast and to respond to specific diligence questions.

On June 6, 2017, representatives of Cincinnati Bell and Moelis were provided access to a virtual data room for the purpose of facilitating completion of Cincinnati Bell’s due diligence review. The virtual data room was populated with extensive documentary information regarding Hawaiian Telcom’s business and operations in response to Cincinnati Bell’s due diligence requests, including the Five-Year Hawaiian Telcom Forecast. The virtual data room continued to be populated by Hawaiian Telcom through July 9, 2017 in response to the diligence questions previously posed by Cincinnati Bell, as well as in response to clarifying questions and new information requests.

On June 6, 2017, a representative of UBS notified Hawaiian Telcom management that Party D had indicated it was still interested in discussing a transaction with Hawaiian Telcom, but was also actively pursuing another asset that was considerably larger. The representative of UBS was informed by Party D that Party D would not be able to determine until the end of June if it would in fact make a bid for Hawaiian Telcom. The UBS representative also indicated Party D had communicated verbally that, in the event it ultimately determined to pursue a transaction, it may consider a purchase price representing a 25-30% premium over Hawaiian Telcom’s current share price.

Also on June 6, 2017, Mr. Komeiji and another representative of Hawaiian Telcom management held the previously scheduled meeting with Party J. Party J was accompanied at this meeting by Party K, a former telecom industry executive, who was not among the parties identified for outreach in the previously authorized buyer engagement outreach plan. The meeting included a general discussion about Hawaiian Telcom’s business and the goals of Hawaiian Telcom’s stockholders.

The same day, on June 6, 2017, Mr. Jalkut received an unsolicited e-mail from Party K, in which Party K stated he represented a wealthy individual (understood to be Party J) and inquired as to the goals of Hawaiian Telcom’s stockholders. Mr. Jalkut referred Party K to Mr. Barber, who attempted over the next several days to reach Party K in order to discuss his intentions further and to ascertain whether his inquiry as to the goals of Hawaiian Telcom’s stockholders might imply a credible interest in exploring a potential acquisition of Hawaiian Telcom. A telephone call with Party K was eventually scheduled for June 28, 2017.

On June 7, 2017, Messrs. Barber, Bessey and Komeiji and certain other members of Hawaiian Telcom’s management (Paul Krueger, vice president – business sales and product marketing; Jason Fujita, vice president—consumer sales and product marketing; Kevin Paul, senior vice president—technology; Kirk Shitaoka, director of reporting and strategic analysis; and Ngoc Nguyen, director of investor relations) received an in-depth telephonic reverse due diligence business presentation from Cincinnati Bell’s management team that included details about Cincinnati Bell’s overall business strategy, network, and marketing and sales strategy along with active questions and answers throughout the discussion. Participants from Cincinnati Bell included Messrs. Fox and Kaiser, along with members of Cincinnati Bell’s technology, operations and corporate development teams. Messrs. Barber, Bessey and Komeiji, along with members of Hawaiian Telcom’s regulatory and legal team, also joined a separate conference call with members of Cincinnati Bell’s legal and regulatory team to answer their regulatory and legal questions about Hawaiian Telcom.

On June 8, 2017, a representative of Moelis called a representative of UBS to communicate Cincinnati Bell’s desire to move forward as expeditiously as possible toward a transaction with Hawaiian Telcom. The representative of Moelis also indicated that Cincinnati Bell was concurrently pursuing another transaction that could be jeopardized if the process with Hawaiian Telcom did not proceed quickly. Mr. Barber then called Mr. Fox who provided a similar explanation. Mr. Barber explained that he would continue to ensure management proceeded quickly and responsively in the diligence process but that the Hawaiian Telcom board of directors would require as much time as it deemed necessary to ensure that it had received and considered all relevant information and to make an informed decision whether the proposed transaction was in the best interest of Hawaiian Telcom and its stockholders.

On June 8, 2017, the executive committee of Hawaiian Telcom’s board of directors convened a telephonic meeting at which Mr. Barber informed the committee of the status of discussions with Cincinnati Bell and reviewed Party E’s decision not to continue discussions with Hawaiian Telcom. Mr. Barber also informed the committee Party D had indicated it was actively engaged in pursuing a different potential transaction and would need to suspend consideration of a transaction with Hawaiian Telcom until at least the end of June. The committee directed Mr. Barber to continue the ongoing process with Cincinnati Bell.

On June 9, 2017, a representative of Moelis transmitted to representatives of UBS, and a representative of UBS transmitted to Hawaiian Telcom’s management and Gibson Dunn, a preliminary draft merger agreement and draft voting agreement for Hawaiian Telcom’s review. The drafts were prepared by Cravath, Swaine & Moore LLP (“Cravath”), outside legal advisor to Cincinnati Bell.

Over the next several days, including on June 13 and June 16, 2017, Messrs. Barber, Bessey, Komeiji and members of Hawaiian Telcom’s legal and regulatory team reviewed and discussed with representatives of Gibson

Dunn the key terms of the preliminary draft merger agreement and voting agreement prepared by Cravath. The draft merger agreement provided for the acquisition of Hawaiian Telcom pursuant to a reverse triangular merger of a wholly owned subsidiary of Cincinnati Bell with and into Hawaiian Telcom, with Hawaiian Telcom surviving the merger as a direct wholly owned subsidiary of Cincinnati Bell. The draft contemplated an all-stock transaction, in which the merger consideration would be payable entirely in common shares of Cincinnati Bell based on an exchange ratio to be fixed at signing. Given the number of Cincinnati Bell common shares to be issued in the transaction, approval by Cincinnati Bell’s shareholders would be required in addition to adoption of the merger agreement by Hawaiian Telcom stockholders. The draft merger agreement provided for a reciprocal “no-shop” period during which Hawaiian Telcom and Cincinnati Bell could each only pursue certain unsolicited alternative proposals, and a mutual “fiduciary out” provision that would allow either of the Hawaiian Telcom board of directors or the Cincinnati Bell board of directors to change its recommendation (but not to terminate the agreement) if it received a superior offer or if otherwise necessary to comply with its fiduciary duties, subject to compliance with certain procedures and requirements. The draft merger agreement included a break-up fee payable by Hawaiian Telcom to Cincinnati Bell as Cincinnati Bell’s sole remedy in certain specified circumstances and a reverse break-up fee payable by Cincinnati Bell to Hawaiian Telcom as Hawaiian Telcom’s sole remedy in certain specified circumstances, in both cases to be equal to 3.50% of the fully-diluted equity value of Hawaiian Telcom based on the proposed transaction price of $30.50 per share. Under the terms of the draft merger agreement, Hawaiian Telcom would be entitled to name three out of twelve directors on the combined company’s board of directors.

The draft voting agreement provided that Hawaiian Telcom’s two largest stockholders, Twin Haven Capital Partners, L.L.C. (together with certain of its affiliated funds, “Twin Haven”) and Black Diamond Capital Management, L.L.C. (“Black Diamond”), would commit to vote all of their respective shares of Hawaiian Telcom common stock (representing in the aggregate approximately 45% of the outstanding shares of Hawaiian Telcom common stock) in favor of the transaction. This obligation would ratchet down to an aggregate of 35% of the outstanding shares of Hawaiian Telcom common stock (spread proportionately between both of Twin Haven and Black Diamond) in the event the Hawaiian Telcom board of directors was to adversely change its recommendation to stockholders regarding the transaction.

On June 15, 2017, a member of Hawaiian Telcom’s management team received a brief, unsolicited e-mail (followed by a text message on June 21, 2017) from an individual, Party L, who was not among the parties identified for outreach in the previously authorized buyer engagement outreach plan. Party L indicated he was possibly interested in exploring an acquisition of Hawaiian Telcom. Party L also indicated he would seek to assemble a consortium of wealthy individual investors to finance any such transaction. No price, value range, timeline or other terms were proposed or discussed, and no request by Party L for a meeting with Hawaiian Telcom management was ever received.

On June 17, 2017, a representative of Party D informed a representative of UBS that Party D would not pursue a transaction with Hawaiian Telcom and would instead focus exclusively on the alternative acquisition it had also been pursuing.

On June 20 and 21, 2017, representatives of Cincinnati Bell met in Honolulu with Hawaiian Telcom’s senior management team, including Messrs. Barber and Bessey. Hawaiian Telcom’s senior management team presented detailed diligence information on Hawaiian Telcom’s business and answered specific questions related to Hawaiian Telcom and its business. In addition, members of Hawaiian Telcom’s operations team gave representatives of Cincinnati Bell tours of several network and technology sites.

On June 23, 2017, the Hawaiian Telcom board of directors convened a telephonic meeting, with members of the Hawaiian Telcom management team and representatives of UBS and Gibson Dunn present, to discuss the status and substance of the ongoing strategic discussions. Mr. Barber also described to the board the unsolicited overtures received from Party K and Party L and his preliminary assessment that such overtures did not represent credible alternatives to a transaction with Cincinnati Bell due to the identities of the parties, the highly speculative nature of the inquiries and the need by both parties for as-yet uncommitted financing. It was noted Party K’s reliance on financing from Party J would also likely pose additional regulatory challenges to execution of a transaction with Party K. With the board of directors’ concurrence, Mr. Barber instructed UBS to assist in evaluating Party K and Party L in order to help management and the board of directors determine whether either merited further attention. Also at this meeting, Mr. Bessey provided an update on the Five-Year Hawaiian Telcom Forecast, which Mr. Bessey and the Hawaiian Telcom finance team were then in the process of reviewing and refining, as it was their customary practice at mid-year to update the forecasts developed the previous year. Mr. Bessey also re-reviewed potential dividend and share repurchase scenarios under consideration utilizing the Five-Year Hawaiian Telcom Forecast and the Five-Year Sensitivity, with an emphasis on analyzing various sources of funding. Messrs. Barber and Bessey also provided updates on Cincinnati Bell’s due diligence investigation and recent visit to Honolulu, as well as Hawaiian Telcom’s reverse due diligence plan (including an on-site visit to Cincinnati Bell by Hawaiian Telcom executives planned for the following week).

Also at the June 23, 2017 meeting, a representative of Gibson Dunn discussed with the board of directors key issues to consider in the proposed form of merger agreement received on June 9, 2017, in particular the absence of price protection against fluctuations in Cincinnati Bell’s share price during what was likely to be an extended pre-closing period, the risks to closing certainty posed by the mutual “fiduciary out” provision and the board composition of the pro forma combined company. With respect to the draft voting agreement, the representative of Gibson Dunn discussed with the board of directors the implications of Cincinnati Bell’s proposal to commit more than 45% of the outstanding shares of Hawaiian Telcom’s common stock in favor of the transaction and, in particular, the implications for the efficacy of the Hawaiian Telcom board of directors’ “fiduciary out” (even with a ratchet-down to 35% in the event the Hawaiian Telcom board of directors changed its recommendation) when considered in conjunction with the “force the vote” provision included in Cravath’s initial draft.

On June 26, 2017, Gibson Dunn sent to Cravath a revised draft of the merger agreement which, among other things, deleted the Cincinnati Bell board of directors’ reciprocal “fiduciary out”, removed the “force the vote” provision, inserted a fiduciary termination right on behalf of Hawaiian Telcom’s board of directors and provided for an additional director seat (for a total of four out of 12, or 33%) on the combined company board to be named by Hawaiian Telcom. Gibson Dunn’s draft indicated that all price terms, as well as the scope of any potential voting agreement, remained to be discussed by the parties.

On June 27, 2017, Mr. Fox called Mr. Barber and informed Mr. Barber that Cincinnati Bell was close to finalizing negotiations to acquire an IT professional services company (OnX) that would significantly change the size and scope of Cincinnati Bell’s IT services subsidiary. Mr. Fox also informed Mr. Barber that in light of the debt financing terms that were available, it made sense to finance both transactions, and Cincinnati Bell was now able to offer merger consideration consisting of 60% cash and 40% stock, which he believed would reduce the risk to Hawaiian Telcom’s stockholders. In addition, he expressed hope that the change in structure (and the commensurately smaller equity ownership percentage of Hawaiian Telcom stockholders in the pro forma combined company) would help simplify and expedite Hawaiian Telcom’s reverse due diligence process. Mr. Fox also indicated Cincinnati Bell was discounting the Five-Year Hawaiian Telcom Forecast (previously provided to Cincinnati Bell) based on Hawaiian Telcom’s 2017 actual year-to-date results, and despite these results, Mr. Fox committed to honor the $30.50 per share offer. Mr. Barber responded that he would consider the proposed change in structure and its implications and follow up with any questions.

Shortly thereafter, on June 27, 2017, Mr. Barber called back Mr. Fox and asked whether the other transaction involved cash and equity consideration, and Mr. Fox responded that it was all cash. After that call with Mr. Fox, Mr. Barber spoke with a representative of UBS, who informed Mr. Barber that he had received a call from a representative of Moelis indicating that Cincinnati Bell was prepared to change the merger consideration to 60% cash and 40% stock. The representative of Moelis also stated that, as the Hawaiian Telcom stockholders would now own approximately 15% of the pro forma combined company, Hawaiian Telcom would be entitled to name two directors to the Cincinnati Bell board of directors to serve in addition to the nine directors serving on the Cincinnati Bell board of directors prior to the closing of the merger. The representative of Moelis reiterated that Cincinnati Bell would still seek voting agreements from Hawaiian Telcom’s two largest stockholders, Twin Haven and Black Diamond.

Also on June 27, 2017, Hawaiian Telcom executed an engagement letter with Altman Vilandrie & Co. (“Altman Vilandrie”), independent strategy consultants with extensive expertise in the telecom industry, to assist and advise Hawaiian Telcom on reverse due diligence.

On June 28, 2017, Messrs. Barber and Komeiji participated in a call with Party K to discuss his and his business partner’s potential interest in acquiring Hawaiian Telcom. Party K stated that he was speaking on behalf of an international business partner who had significant net worth and understanding of the telecom industry (understood by Messrs. Barber and Komeiji to be Party J). Party K stated he interpreted statements during Hawaiian Telcom’s most recent earnings call as indicating the board of directors was exploring a sale of Hawaiian Telcom. Mr. Barber explained that questions regarding possible strategic transactions were typical on earnings calls, to which management typically responded by emphasizing that, while the board of directors remained focus on unlocking stockholder value through Hawaiian Telcom’s standalone plan, it would also give due consideration to any viable offer to purchase Hawaiian Telcom. Mr. Barber also mentioned that price, financing plan and debt structure, ability to secure regulatory approvals, and operational considerations all would be factors in an evaluation process. Party K then stated he would return to his business partner to determine whether he was interested in further discussions, and would call if he was interested. Neither Mr. Barber nor Mr. Komeiji subsequently heard from Party J or Party K.

Also on June 28, 2017, Cravath sent to Gibson Dunn a revised draft of the merger agreement. The draft reflected the updated transaction structure consisting of 60% cash and 40% stock consideration. Since the revised mix of consideration obviated the requirement for approval of the transaction by Cincinnati Bell’s shareholders, the draft accordingly no longer included a “fiduciary out” on behalf of Cincinnati Bell’s board of directors. However, Cravath’s revised draft deleted the fiduciary termination right on behalf of Hawaiian Telcom’s board of directors and restored the “force the vote” provision. The draft also reiterated Cincinnati Bell’s expectation that Hawaiian Telcom’s two largest stockholders, Twin Haven and Black Diamond, would deliver voting agreements covering all shares of Hawaiian Telcom common stock held by them (representing approximately 45% of the total outstanding shares of Hawaiian Telcom common stock), which would ratchet down to an aggregate of 35% in the event the Hawaiian Telcom board of directors adversely changed its recommendation that stockholders vote in favor of the transaction. With respect to Hawaiian Telcom’s right to designate directors on the combined company board of directors, the draft proposed that Hawaiian Telcom would select two out of eleven directors on the combined company’s board. The draft also now included more extensive financing representations and covenants reflective of the new mix of consideration.

On June 29, 2017, Mr. Bessey, Mr. Paul (Hawaiian Telcom’s senior vice president—technology), and Mr. Krueger (Hawaiian Telcom’s vice president—business sales and product marketing), along with representatives of UBS, Altman Vilandrie, Moelis and Morgan Stanley & Co. LLC, Cincinnati Bell’s other financial advisor, attended in-person meetings in Cincinnati with members of Cincinnati Bell’s management team as part of Hawaiian Telcom’s reverse due diligence process. Mr. Barber, Mr. Komeiji and certain other members of Hawaiian Telcom’s management team participated via telephone in the discussion regarding integration and synergies. Participants from Cincinnati Bell included Messrs. Fox and Kaiser, along with several members of Cincinnati Bell’s senior leadership team in consumer, business, carrier/wholesale, operations, IT and corporate development.

On June 29, 2017, Hawaiian Telcom’s board of directors convened a telephonic meeting, which was also attended by members of management and representatives of UBS and Gibson Dunn. Mr. Barber updated the board of directors on the status of discussions with Cincinnati Bell, including Cincinnati Bell’s ability to offer 60% cash and 40% stock consideration, information regarding the OnX acquisition transaction Cincinnati Bell was also pursuing, the status of the reverse due diligence process and business and legal issues in the draft merger agreement under discussion with Cincinnati Bell. A representative of Gibson Dunn provided an updated overview of the merger agreement, and reviewed specific terms of the most recent draft of the merger agreement received from Cravath. In particular, the representative of Gibson Dunn reviewed changes arising from the addition of cash consideration, including the applicability of appraisal rights under the DGCL and terms addressing the tax treatment of the proposed combination of stock and cash consideration. The Gibson Dunn representative also reviewed with the board of directors various legal terms Hawaiian Telcom could propose in light of the new structure, including a right for Hawaiian Telcom’s stockholders to determine their individual allocation of cash and stock consideration, subject to proration procedures to ensure the overall mix of consideration paid to all stockholders in the aggregate remained 60% cash and 40% stock. The board of directors discussed at length with its advisors the implications of Cincinnati Bell’s proposed elimination of a fiduciary termination right on behalf of the Hawaiian Telcom board of directors should it receive a superior proposal and the proposed restoration of the “force the vote” provision. The board of directors also expressed comfort with Cincinnati Bell’s revised proposal to allow Hawaiian Telcom to select two of the 11 directors on the combined company’s board of directors, but the Hawaiian Telcom board of directors did not consider or decide, at this or any other meeting prior to the execution of the merger agreement, the possible identities of Hawaiian Telcom’s two designees on the combined company board. The board of directors instructed Gibson Dunn to continue to signal to Cravath Hawaiian Telcom’s desire for a higher purchase price, as well as to continue to challenge Cincinnati Bell’s insistence on voting agreements from Twin Haven and Black Diamond with respect to shares representing approximately 45% of the total outstanding shares of Hawaiian Telcom common stock (which would ratchet down to an aggregate of 35% in the event the Hawaiian Telcom board of directors adversely changed its recommendation that stockholders vote in favor of the transaction).

On June 30, 2017, at Hawaiian Telcom’s direction, a representative of UBS spoke by telephone to a representative of Moelis. The UBS representative indicated the change in offer structure from 100% stock to 60% cash and 40% stock was received favorably by the Hawaiian Telcom board of directors. In addition, the UBS representative communicated that, although Hawaiian Telcom remained positive about the merits of the transaction, the new information regarding Cincinnati Bell’s simultaneous acquisition of OnX had raised concerns regarding the potential impact on Cincinnati Bell’s stock valuation and Hawaiian Telcom was seeking price protection on the stock component of the merger consideration. The representative of Moelis responded that Cincinnati Bell was not prepared to negotiate price or price protection and also that Cincinnati Bell would still require Hawaiian Telcom’s two largest stockholders to enter into voting agreements committing to vote all their shares in favor of the transaction. The representative of UBS reminded the Moelis representative that Mr. Barber had consistently stated throughout the process that Hawaiian Telcom was seeking a higher price and that new information regarding the OnX transaction created additional risk that was not previously factored in. The representative of Moelis responded he would relay that message to his client.

Shortly thereafter, on June 30, 2017, the Moelis representative called back the representative of UBS and informed him that Cincinnati Bell was not prepared to increase the deal price, could not agree to price protection and that it required voting agreements. In addition, the Moelis representative indicated that Cincinnati Bell’s board of directors was scheduled to meet later that afternoon to discuss the status of the transaction and that Mr. Fox needed to know definitively prior to that meeting if Hawaiian Telcom was willing to proceed expeditiously toward execution of a definitive agreement based on those terms.

Following that call, on June 30, 2017, the representative of UBS called Mr. Barber to relay his conversation with the representative of Moelis. Mr. Barber then spoke with the chairman of Hawaiian Telcom’s board of directors, Mr. Jalkut, and the directors designated by each of Twin Haven and Black Diamond serving on Hawaiian Telcom’s board of directors, Robert Webster, and John Fontana, respectively. Each of Messrs. Jalkut, Webster and Fontana expressed their continued support for the transaction and their willingness to proceed with the understanding that the offer was firm at $30.50 per share, payable 60% in cash and 40% in Cincinnati Bell stock, there would be no collar or other price protection and that each of Twin Haven and Black Diamond would be required to enter into voting agreements. Mr. Fontana informed Mr. Barber that Black Diamond was supportive of the transaction, provided Black Diamond and Cincinnati Bell were able to agree on the percentage of Black Diamond’s shares of Hawaiian Telcom common stock that would be subject to a voting agreement, and that he supported proceeding on the terms outlined, though he hoped for some increase in the price to be paid by Cincinnati Bell. Mr. Barber confirmed that he would continue his efforts to obtain a higher price from Cincinnati Bell. Mr. Barber also spoke with a representative of Gibson Dunn regarding price protection, the open issue regarding Hawaiian Telcom’s proposed fiduciary termination right and other outstanding terms of the merger agreement.

Mr. Barber telephoned Mr. Fox on June 30, 2017 prior to Cincinnati Bell’s scheduled board of directors meeting and informed him that Hawaiian Telcom remained supportive of the transaction and continued to believe in the strategic merits of the business combination. Mr. Barber relayed the Hawaiian Telcom board of directors’ initial impressions regarding the potential added complexity and risk of Cincinnati Bell pursuing two transactions simultaneously, and the merits of price protection given the new risks. Mr. Barber also reminded Mr. Fox he had been consistent in pursuing a higher purchase price. Although Mr. Fox acknowledged that Mr. Barber had been consistent in his pursuit of a higher price, Mr. Fox reminded Mr. Barber he had likewise been consistent in his position that no price increase was possible. Mr. Barber stated that Hawaiian Telcom’s board of directors remained interested in proceeding with discussions but the parties’ attorneys would need to work collaboratively to craft a workable voting agreement and to resolve the remaining open issues in the draft merger agreement. Mr. Barber reiterated that Hawaiian Telcom also still needed to complete its valuation and reverse due diligence process. Mr. Barber asked Mr. Fox to reconsider his initial denial of a proposed term in the merger agreement permitting Hawaiian Telcom’s stockholders to elect their allocation of stock and cash, subject to a cap on the total amount of cash and stock available. Mr. Barber also requested an increase of $0.50 per share in the purchase price. Mr. Fox stated that Cincinnati Bell could agree to provide Hawaiian Telcom’s stockholders the right to elect their mix of stock and cash, but that he would need to consult with Cincinnati Bell’s board of directors regarding Mr. Barber’s request for a price increase.

Approximately 90 minutes later, on the afternoon of June 30, 2017, Mr. Fox called Mr. Barber to inform him that Cincinnati Bell’s board of directors was willing to increase the purchase price by $0.25 per share, to a total of $30.75 per share, but would not agree to a collar or other form of price protection. Mr. Fox also reiterated that Cincinnati Bell would still require voting agreements with Twin Haven and Black Diamond. Mr. Barber stated that Hawaiian Telcom would proceed with the due diligence process on the basis of the terms discussed but that he could not commit to pursuing the transaction at that time without guidance from Hawaiian Telcom’s board of directors. Mr. Barber then updated the individual members of Hawaiian Telcom’s board of directors at different times as they became available throughout the day. All of the directors expressed support to proceed with the due diligence based on the terms discussed.

Also during the period from late June 2017 through the first week of July 2017, notwithstanding the fact that Hawaiian Telcom was not contemplated to be a party to the voting agreements but because the voting agreements were to be executed concurrently with the merger agreement, a representative of Gibson Dunn engaged in separate discussions at various times with outside counsel to Twin Haven and internal counsel to Black Diamond, respectively, regarding the status of their negotiations of voting agreements with Cincinnati Bell and Cravath.

On July 2, 2017, Gibson Dunn sent to Cravath a revised draft of the merger agreement reflecting Hawaiian Telcom’s previously articulated positions. Namely, the draft provided that Hawaiian Telcom stockholders would have the right to elect their allocation of cash and stock consideration (subject to proration procedures to ensure a total aggregate mix of 60% cash and 40% stock), reinstated the fiduciary termination right on behalf of Hawaiian Telcom’s board of directors in the event it received a superior proposal and eliminated the “force the vote” provision. Gibson Dunn’s draft and transmittal e-mail noted that respective legal counsel to Twin Haven and Black Diamond would reach out to Cravath directly to discuss the terms of the proposed voting agreements.

On July 3, 2017, Cravath sent to Gibson Dunn a revised draft of the merger agreement that deleted the right of Hawaiian Telcom stockholders to elect their allocation of cash and stock consideration, deleted the fiduciary termination right on behalf of Hawaiian Telcom’s board of directors in the event it received a superior proposal and reinstated the “force the vote” provision.

On July 4, 2017, Mr. Barber received an e-mail from Mr. Fox regarding an impasse the parties’ legal teams had reached on certain terms of the merger agreement. Mr. Fox reaffirmed he had agreed to provide Hawaiian Telcom’s stockholders an election with respect to their mix of cash and stock consideration, but that the parties had been unable to resolve terms related to Hawaiian Telcom’s desire to be able to terminate the merger agreement if it were to receive a superior offer versus Cincinnati Bell’s desire to include a “force the vote” provision coupled with voting agreements from each of Twin Haven and Black Diamond. Mr. Barber stated Twin Haven and Black Diamond had both indicated they were amenable to entering into voting agreements at a lower level of commitment, but the parties still needed to find middle ground with respect to Hawaiian Telcom’s fiduciary termination right and the “force the vote” provision. Mr. Barber suggested he and Mr. Fox hold a telephone call with their respective financial advisors to resolve the issues. Messrs. Fox and Barber, joined by representatives of Moelis and UBS, later that day discussed via telephone the remaining outstanding issues in the merger agreement, including the cash-stock election, the terms and timing of Cincinnati Bell’s financing commitments, the “force the vote” provision and Hawaiian Telcom’s right to terminate the merger agreement to accept a superior offer. The parties resolved the issues relating to the cash-stock election and financing commitments, and Messrs. Fox and Barber resolved to direct their legal counsel to seek middle ground on the fiduciary termination right and “force the vote” issues for consideration by the parties’ respective boards of directors.

On July 5, 2017, Mr. Barber received a phone call from Mr. Fontana, who asked questions regarding the mechanics of the contemplated cash/stock election. Mr. Fontana stated that he understood Black Diamond preferred to receive a higher percentage of cash, and inquired whether Mr. Barber surmised Cincinnati Bell would be willing to incur additional debt in order to increase the percentage of cash being offered or to offer consideration of all cash. Mr. Barber responded that the offered cash/stock allocation allowed Cincinnati Bell’s leverage ratio to remain relatively flat and that he did not think an all-cash transaction was a possibility based on his discussions with Mr. Fox. In addition, given that a meaningful portion of the overall consideration would be in the form of Cincinnati Bell stock, as well as the belief, previously discussed by the Hawaiian Telcom board of directors, that regulators would not view high debt levels favorably, management was not comfortable encouraging Cincinnati Bell to incur higher debt levels. Mr. Fontana acknowledged that leaving Cincinnati Bell’s leverage at its current levels was beneficial to the pro forma combined enterprise and that Black Diamond remained supportive of the transaction as proposed.

On July 5, 2017, Hawaiian Telcom’s board of directors held a telephonic meeting, with members of management and representatives of UBS and Gibson Dunn present. At the meeting, management presented, and the board of directors approved, an updated 2017 budget and five-year forecast, which we refer to as the “Updated Five-Year Hawaiian Telcom Forecast” and is defined and described in the section of this proxy statement/prospectus titled “—Certain Hawaiian Telcom Unaudited Management Financial Forecasts”. The presentation of an updated forecast was in keeping with management’s customary historical practice of developing an updated annual budget at mid-year to take into consideration actual performance to date, which in 2017 had been weaker than previously expected. Such updated budget was then incorporated into a revised five-year forecast that historically has been presented to the board of directors at its annual retreat in mid-to-late July. After approving the Updated Five-Year Hawaiian Telcom Forecast, the board of directors authorized UBS to provide the Updated Five-Year Hawaiian Telcom Forecast to Cincinnati Bell and also formally instructed UBS to rely on the Updated Five-Year Hawaiian Telcom Forecast for the purpose of its analytical work performed in connection with rendering its opinion (described in the section of this proxy statement/prospectus titled “—Opinion of Hawaiian Telcom’s Financial Advisor”) to be presented to the board of directors at a subsequent meeting. Mr. Barber then updated the board of directors on the remaining outstanding issues in the draft merger agreement, including whether Hawaiian Telcom’s board of directors would have the right to terminate the merger agreement to accept a superior offer, whether the agreement would contain a “force the vote” provision, the terms of the voting agreements (and, in particular, the percentage of outstanding shares of Hawaiian Telcom common stock to be covered by such voting agreements), the magnitude of the break-up fee payable by Hawaiian Telcom to Cincinnati Bell in certain specified circumstances, and the applicable volume-weighted average price (“VWAP”) period to use in determining Cincinnati Bell’s stock value for purposes of calculating the exchange ratio in respect of the stock portion of the merger consideration (a longer VWAP period being preferable given the increase in Cincinnati Bell’s trading price since its submission of the IOI). Representatives of UBS presented historical market data on termination fees and termination fee sensitivity analyses comparing fees based on equity value and enterprise value, as well as alternative calculations of Cincinnati Bell’s VWAP over five-, ten- and 20-day periods.

At its July 5, 2017 meeting, the board of directors also discussed with the representatives of UBS their assessment, based on the preceding months of outreach and dialogue with multiple prospective purchasers, that a superior transaction was unlikely to materialize in the foreseeable future, with which assessment the board of directors agreed. Following additional discussion, the board of directors unanimously determined to continue with negotiations of the remaining key terms, considering the priorities previously discussed and with the ultimate objective of maximizing stockholder value. More particularly, the board of directors instructed management and Gibson Dunn to accept inclusion of a “force the vote” provision and the absence of a fiduciary termination right to accept a superior offer, in exchange for a reduction in the percentage of covered shares under the voting agreements from greater than 45% to no more than 25% of the outstanding shares of Hawaiian Telcom common stock in the aggregate, a decrease in the break-up fee from 3.50% of equity value to 3.25% of equity value and use of a 20-day VWAP to determine Cincinnati Bell’s stock value for purposes of calculating the exchange ratio in respect of the stock portion of the merger consideration.

Following the meeting of Hawaiian Telcom’s board of directors, a representative of UBS called a representative of Moelis to convey the proposal as instructed.

On July 6, 2017, a representative of Cravath communicated to representatives of Gibson Dunn that Cincinnati Bell was willing to reduce the break-up fee to 3.25% of equity value, reduce the combined voting percentages committed to the voting agreements to 25%, and to agree to use the 20-day VWAP. At Hawaiian Telcom’s direction, a representative of UBS informed a representative of Moelis that Mr. Barber would discuss these terms at the Hawaiian Telcom board of directors meeting scheduled for later that day.

Also on July 6, 2017, Gibson Dunn sent to Cravath a revised draft of the merger agreement reflecting inclusion of a cash/stock election and the other agreed-upon resolutions of open issues, as instructed by the Hawaiian Telcom board of directors.

Between July 6, 2017 and July 9, 2017, Cravath negotiated with outside counsel to Twin Haven and internal counsel to Black Diamond, respectively, to finalize the terms of the proposed voting agreements consistent with the expressed preference of the Hawaiian Telcom board of directors for a commitment of no greater than 25% of the outstanding shares of Hawaiian Telcom common stock.

On July 6, 2017, Mr. Fox and Mr. Barber discussed draft press release plans, local stakeholder communications, and analyst and investor communications.

Later on July 6, 2017, the Hawaiian Telcom board of directors convened a telephonic meeting, with members of management and representatives of UBS, Gibson Dunn and Altman Vilandrie present. At the meeting, representatives of UBS reviewed an updated disclosure letter UBS provided to Hawaiian Telcom (which reflected that, in the past, UBS and its affiliates had provided investment banking, commercial banking and other financial services to Cincinnati Bell unrelated to the merger) and explained that UBS and its affiliates had not received compensation from Cincinnati Bell in the preceding two-year period. Mr. Bessey then reviewed a “bridge” document depicting differences between the Five-Year Hawaiian Telcom Forecast and the Updated Five-Year Hawaiian Telcom Forecast and outlined the key factors affecting year-to-date performance and the effects on the 2017 forecast, in particular the impact of 2017 revenue and expense trends through mid-year. Messrs. Barber and Bessey also provided an updated overview of Cincinnati Bell, reviewed management’s reverse due diligence analysis and findings (including an update from Altman Vilandrie on its findings), and the draft communications plan. A representative of Gibson Dunn provided a review of the merger agreement and transaction structure, including those provisions relating to the board of directors’ ability to change its recommendation in the event it receives a superior proposal or as otherwise necessary to discharge its fiduciary duties, as well as provisions relating to Hawaiian Telcom’s payment of a break-up fee in certain circumstances should the board change its recommendation or should Hawaiian Telcom enter into an alternative proposal following termination of the merger agreement. A representative of Gibson Dunn also reviewed the terms of Cincinnati Bell’s financing commitment. Although no formal action or decision was made or requested at this meeting, the members of the board of directors informally expressed their unanimous support for the proposed transaction.

On July 7, 2017, Cincinnati Bell’s board of directors convened a special telephonic meeting to consider the terms of the merger agreement, the merger and the other agreements and transactions contemplated thereby. After a discussion, Cincinnati Bell’s board of directors unanimously approved the merger agreement, the merger and the other agreements and transactions contemplated thereby.

Between July 7, 2017 and July 9, 2017, representatives of Gibson Dunn and Cravath exchanged drafts of and finalized the merger agreement to reflect the resolutions of the open issues as had been negotiated throughout the week. In addition, representatives of Cravath and representatives of Twin Haven’s outside counsel and Black Diamond’s internal counsel, respectively, finalized documentation of the terms of the voting agreements collectively covering 25% of the outstanding shares of Hawaiian Telcom’s common stock.

On July 7, 2017, Mr. Barber sent to the Hawaiian Telcom board of directors a comparison of the preliminary Hawaiian Telcom discounted cash flow valuation analyses presented to the board of directors by UBS on May 22, 2017 based on the Five-Year Hawaiian Telcom Forecast versus the Hawaiian Telcom discounted cash flow valuation analyses based on the Updated Five-Year Hawaiian Telcom Forecast approved by the board of directors on July 5, 2017, which illustrated how adjustments contained in the Updated Five-Year Hawaiian Telcom Forecast impacted the preliminary discounted cash flow analyses UBS had prepared.

In the early morning Hawai‘i time on July 9, 2017, Mr. Barber received a text message from Mr. Fontana, a director of Hawaiian Telcom, asking Mr. Barber to call him. Mr. Barber called Mr. Fontana immediately after receiving the text message. Mr. Fontana informed Mr. Barber that Black Diamond was no longer willing to execute the voting agreement it had negotiated and, further, that Mr. Fontana would abstain from voting on the merger agreement proposal at the meeting of the Hawaiian Telcom board of directors scheduled for later in the day. Mr. Barber asked why Mr. Fontana and Black Diamond had so suddenly reversed their position after consistently voicing support for the transaction throughout the process (including negotiating the terms of a voting agreement to finality with Cravath), and why they had delayed until the day of the final board of directors meeting prior to Hawaiian Telcom’s anticipated execution of the merger agreement to inform him. Mr. Barber noted that Hawaiian Telcom and the other members of the board of directors had invested considerable time and resources in the diligence effort and in negotiating a fair merger agreement which was in the best interests of Hawaiian Telcom and its stockholders. Mr. Fontana responded that the reversal in Black Diamond’s position on the voting agreement was not his individual decision, and that Mr. Fontana’s superior at Black Diamond had only that same morning informed Mr. Fontana that Black Diamond no longer supported the proposed merger and would not execute the voting agreement. Mr. Fontana also advised Mr. Barber that he would abstain rather than vote in favor of the proposed merger. Mr. Barber immediately contacted Mr. Jalkut and representatives of Gibson Dunn. Mr. Barber also engaged in discussions with other members of the board of directors to brief them on the evolving situation.

In one such conversation on July 9, 2017, Mr. Webster informed Mr. Barber that Twin Haven remained committed to the transaction and was willing to subject all of its 22.5% ownership of Hawaiian Telcom common stock to the voting agreement to bridge the gap left by Black Diamond’s reversal, as Twin Haven strongly believed the proposed merger was in the best interest of Hawaiian Telcom and all of its stockholders.

Later in the morning of July 9, 2017, Mr. Fontana called Mr. Webster and indicated he would in fact vote against approval of the merger agreement and related transactions at the meeting of the Hawaiian Telcom board of directors scheduled for later in the day, and that Black Diamond had decided against entering into the proposed voting agreement. Mr. Webster and Mr. Fontana discussed these decisions and Mr. Webster then relayed an update to Mr. Barber.

At 9:30 a.m. Hawai‘i time on July 9, 2017, Mr. Barber called Mr. Fox to inform him that Mr. Fontana and Black Diamond had reversed their positions and that Black Diamond now refused to sign a voting agreement and Mr. Fontana indicated he planned to vote against the merger as a director of Hawaiian Telcom. Mr. Barber informed Mr. Fox that Twin Haven was prepared to make up most of the difference by committing all of its 22.5% ownership of Hawaiian Telcom common stock to the voting agreement with Cincinnati Bell. Mr. Fox informed Mr. Barber he would need to speak with Cincinnati Bell’s board of directors before responding to Mr. Barber, and he was uncertain how Cincinnati Bell’s board of directors would view the development or if it would still authorize him to execute a transaction with Hawaiian Telcom.

At 3:00 p.m. Hawai‘i time on July 9, 2017, the Hawaiian Telcom board of directors convened its scheduled telephonic meeting, with members of management and representatives of UBS, Gibson Dunn and Altman Vilandrie present. Messrs. Barber and Bessey and representatives of Altman Vilandrie updated the board of directors on the final results of Hawaiian Telcom’s reverse due diligence investigation. A representative of Gibson Dunn then reviewed with the board of directors the final terms of the definitive merger agreement. Also at this meeting, representatives of UBS reviewed with Hawaiian Telcom’s board of directors its financial analysis of the aggregate merger consideration and delivered its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of July 9, 2017, and based upon and subject to various assumptions made, matters considered and limitations described in the opinion, the aggregate merger consideration to be received in the merger by holders of Hawaiian Telcom common stock (other than holders of excepted shares) was fair, from a financial point of view, to such holders. For a detailed discussion of UBS’s opinion, please see the section of this proxy statement/prospectus titled “—Opinion of Hawaiian Telcom’s Financial Advisor”. Following delivery of UBS’s oral opinion, members of management then provided the board of directors an overview of Hawaiian Telcom’s communications plan for the announcement of the transaction. A representative of Gibson Dunn also reviewed the board of directors’ fiduciary duties in evaluating and voting on the resolution to approve the merger agreement. After further deliberation and discussion, the board of directors voted eight-to-one, with Mr. Fontana casting the sole vote against the resolution, to (i) authorize and approve the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, (ii) approve and declare advisable the merger agreement, the merger and the other transactions contemplated thereby, (iii) declare that the terms of the merger agreement and the transactions contemplated thereby, including the merger, on the terms and subject to the conditions set forth in the merger agreement, were fair to and in the best interests of Hawaiian Telcom’s stockholders, (iv) direct that the adoption of the merger agreement be submitted to a vote at a meeting of the stockholders of Hawaiian Telcom and (v) recommend the stockholders of Hawaiian Telcom adopt the merger agreement. When asked to explain his vote for the record, Mr. Fontana stated he believed Hawaiian Telcom was stronger as a standalone company and he was unsure Cincinnati Bell’s acquisition of OnX would positively impact Cincinnati Bell. A representative of Gibson Dunn then asked Mr. Webster whether Twin Haven was willing to sign a voting agreement that committed all of Twin Haven’s shares to support the transaction. Mr. Webster replied that, speaking on behalf of Twin Haven, Twin Haven maintained its belief that the transaction was in the best interest of Hawaiian Telcom and all of its stockholders and would subject all of Twin Haven’s shares to the voting agreement. Each member of the board of directors then reaffirmed his or her vote in light of that fact. The board of directors again voted eight-to-one in favor of the resolutions approving the merger agreement and the transactions contemplated thereby as previously described, with Mr. Fontana casting the sole vote against the resolution.

Immediately following the meeting of Hawaiian Telcom’s board of directors on July 9, 2017, Mr. Barber called Mr. Fox and informed him the Hawaiian Telcom board of directors had voted eight-to-one to approve the merger agreement and related transactions on all of the same terms previously negotiated, except in lieu of a voting agreement with Black Diamond, Twin Haven had affirmed its agreement to subject the entirety of its 22.5% share ownership to a voting agreement. Mr. Fox indicated the Cincinnati Bell board of directors would shortly be convening as well and Mr. Fox would report back after the meeting whether the Cincinnati Bell board was willing to move forward on that basis.

Following the discussion between Messrs. Barber and Fox on July 9, 2017, Cincinnati Bell’s board of directors convened a special telephonic meeting. Mr. Fox informed Cincinnati Bell’s board of directors of the developments with respect to Black Diamond. After a discussion, Cincinnati Bell’s board of directors approved the merger agreement on all of the same terms previously negotiated, except in lieu of a voting agreement with Black Diamond, Cincinnati Bell would accept a voting agreement with Twin Haven covering the entirety of its 22.5% share ownership.

Following the meeting of the Cincinnati Bell board of directors on July 9, 2017, Mr. Fox called Mr. Barber and informed him of the Cincinnati Bell board of directors’ approval of the merger agreement.

Later in the evening on July 9, 2017, Hawaiian Telcom, Cincinnati Bell and Merger Sub delivered signatures and entered into the merger agreement. Concurrently, Twin Haven and Cincinnati Bell delivered signatures and entered into the voting agreement. Twin Haven and Hawaiian Telcom also delivered signatures and entered into an amendment to Twin Haven’s Nomination, Standstill and Support Agreement with Hawaiian Telcom dated March 14, 2016 to conform the voting support obligations thereunder in a manner consistent with Twin Haven’s obligations under the voting agreement.

The transaction was announced pursuant to separate press releases issued by Hawaiian Telcom and Cincinnati Bell prior to the market open on July 10, 2017. Also prior to the market open on July 10, 2017, Hawaiian Telcom and Cincinnati Bell each filed a Current Report on Form 8 K, which attached (and filed as solicitation material under Rule 14a-12 under the Exchange Act and Rule 425 under the Securities Act, respectively) their respective press releases announcing the transaction.

Following the market close on July 10, 2017, Hawaiian Telcom and Cincinnati Bell each filed a second Current Report on Form 8 K, which attached (and filed as solicitation material under Rule 14a-12 under the Exchange Act and Rule 425 under the Securities Act, respectively), as applicable, the merger agreement, the voting agreement and certain communications to employees, public officials and other stakeholders issued concurrently with the announcement of the transaction.

Recommendation of the Hawaiian Telcom Board of Directors and its Reasons for the Merger

By a vote at a meeting held on July 9, 2017, the Hawaiian Telcom board of directors approved resolutions approving the merger agreement and declaring it advisable, fair to and in the best interests of Hawaiian Telcom and its stockholders for Hawaiian Telcom to enter into the merger agreement, complete the transactions contemplated thereby, including the merger, and perform Hawaiian Telcom’s obligations thereunder, and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Hawaiian Telcom board of directors recommends that the Hawaiian Telcom stockholders vote “FOR” the proposal to adopt the merger agreement at the special meeting.

In evaluating the proposed transactions, the Hawaiian Telcom board of directors consulted with Hawaiian Telcom’s management and legal and financial advisors and, in reaching its determination and recommendation, the Hawaiian Telcom board of directors considered a number of factors. The Hawaiian Telcom board of directors also consulted with outside legal counsel regarding fiduciary obligations, due diligence matters and the terms of the merger agreement.

Many of the factors considered favored the conclusion of the Hawaiian Telcom board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Hawaiian Telcom and its stockholders, including the following (which factors are not necessarily presented in order of relative importance):

•	That the aggregate value and composition of the merger consideration to be received by Hawaiian Telcom stockholders in the merger of $30.75 per share (based on the mixed consideration of $18.45 in cash and 0.6522 Cincinnati Bell common shares, utilizing the volume weighted average price of Cincinnati Bell common shares for the 20 calendar day period ended July 7, 2017) of Hawaiian Telcom common stock represents a premium of:

•	26% to the closing price of Hawaiian Telcom common stock on July 7, 2017, the last trading day prior to the date when the merger agreement was publicly announced;

•	24% to the volume-weighted average price of Hawaiian Telcom common stock for the 20 calendar days up to and including such date; and

•	31% to the 12-month volume-weighted average price of Hawaiian Telcom common stock for the period up to and including such date.

•	The belief of the Hawaiian Telcom board of directors, based on discussions and negotiations with Cincinnati Bell, that $30.75 per share (based on the mixed consideration of $18.45 in cash and 0.6522 Cincinnati Bell common shares, utilizing the volume weighted average price of Cincinnati Bell common shares for the 20 calendar day period ended July 7, 2017) was the highest price Cincinnati Bell would be willing to pay.

•	That the merger agreement provides Hawaiian Telcom stockholders with the ability to choose to receive the mixed consideration, the share consideration or the cash consideration for their shares of Hawaiian Telcom common stock (subject to proration) and that, following the merger, Hawaiian Telcom stockholders who receive Cincinnati Bell common shares in the merger will have the opportunity to participate in the equity value of the combined company following the proposed transactions, including the future growth and expected synergies at the combined company, while at the same time providing immediate value and liquidity through the cash component of the merger consideration.

•	Uncertainties regarding the stockholder value that might result from other alternatives available to Hawaiian Telcom, including the alternative of entering into a transaction with another third party or remaining an independent public company, in each case, considering the potential for Hawaiian Telcom stockholders to share in any future earnings growth of Hawaiian Telcom’s businesses and continued costs, as well as the risks and uncertainties associated with its business plans or any alternative thereto and the ability to achieve a higher valuation than the proposed transaction.

•	The belief of the Hawaiian Telcom board of directors that the shared core values and mission of the two companies would assist in integration of the companies and enhance customer service going forward.

•	That the merger would expand the scale, operational diversity, liquidity and capital flexibility of Hawaiian Telcom and the combined company.

•	Hawaiian Telcom and Cincinnati Bell management’s identification of significant operational synergies and the fact that Hawaiian Telcom’s stockholders who receive Cincinnati Bell common shares in the merger would benefit from any achieved synergies by becoming Cincinnati Bell shareholders.

•

The oral opinion delivered by UBS to the Hawaiian Telcom board of directors on July 9, 2017, which opinion was subsequently confirmed by delivery of UBS’s written opinion addressed to the Hawaiian Telcom board of directors, dated July 9, 2017, to the effect that, as of July 9, 2017, and based on and subject to various assumptions made, matters considered and limitations described in its written opinion, the aggregate amount of the share consideration, the mixed consideration and the cash consideration to be received in the merger by holders of Hawaiian Telcom common stock (other than holders of excepted shares) was fair, from a financial point of view, to such holders, as more fully described below under the title “—Opinion of Hawaiian Telcom’s Financial Advisor” beginning on page 95. The full text of the written opinion of UBS, dated July 9, 2017, which sets forth, among other things, the assumptions made, procedures followed, factors and matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex C to this proxy statement/prospectus.

•	Cincinnati Bell’s business, assets, financial condition, results of operations, business plan and prospects, including the size and scale of the combined company and the expected pro forma effect of the proposed transactions on the combined company.

•	That the merger agreement has no financing condition and the belief of the Hawaiian Telcom board of directors, following consultation with Hawaiian Telcom’s financial and legal advisors and review of the relevant debt financing commitment letters, that Cincinnati Bell would be able to pay the cash portion of the merger consideration payable under the merger agreement, and the remedies available under the merger agreement to Hawaiian Telcom in the event of a breach by Cincinnati Bell.

•	The review by the Hawaiian Telcom board of directors with its legal and financial advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including Cincinnati Bell’s representations, warranties and covenants, the conditions to its obligations and the termination provisions, as well as the likelihood of obtaining required regulatory approvals and consummating the proposed merger and the Hawaiian Telcom board of directors’ evaluation of the likely time period necessary to close the merger.

•	That no vote of the Cincinnati Bell shareholders would be required to approve the merger.

•	That Hawaiian Telcom and Cincinnati Bell undertook extensive arm’s-length negotiations, resulting in increased merger consideration for Hawaiian Telcom stockholders and the revision of terms in the merger agreement more favorable to Hawaiian Telcom and its stockholders than initially proposed by Cincinnati Bell.

•	The belief of the Hawaiian Telcom board of directors, following consultation with Hawaiian Telcom’s financial advisor, that it was unlikely that an alternative bidder would in the foreseeable future offer Hawaiian Telcom stockholders superior terms and consideration to that offered by Cincinnati Bell in the merger.

•	The timing of the merger and the risk that if Hawaiian Telcom did not accept Cincinnati Bell’s offer at the time it was made, Hawaiian Telcom might not have had another opportunity to do so, particularly if the markets for private and public debt fluctuated in a manner that made it more difficult to finance the acquisition.

•	The Hawaiian Telcom board of directors’ understanding of Hawaiian Telcom’s business, assets, financial condition and results of operations, its competitive position and historical and projected performance, and the nature of the industry and regulatory environment in which Hawaiian Telcom competes.

•	The availability of appraisal rights and payment of fair value under Delaware law to registered holders of Hawaiian Telcom common stock, and beneficial owners of shares of Hawaiian Telcom common stock whose nominees follow the required statutory procedures and who do not vote in favor of the proposal to adopt the merger agreement, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the merger agreement.

The Hawaiian Telcom board of directors also considered the following specific aspects of the merger agreement (which factors are not necessarily presented in order of relative importance):

•	The combination of Cincinnati Bell common shares and cash consideration contemplated by the merger agreement and the available election between the share consideration, the mixed consideration and the cash consideration (subject to proration).

•	The nature of the closing conditions included in the merger agreement, including the exceptions to the events that would constitute a material adverse effect on Hawaiian Telcom or Cincinnati Bell for purposes of the agreement, as well as the likelihood of satisfaction of all conditions to the consummation of the merger.

•	Hawaiian Telcom’s right to engage in negotiations with, and provide information to, a third party making an unsolicited written takeover proposal, if the Hawaiian Telcom board of directors determines in good faith, after consultation with its outside counsel and a financial advisor of nationally recognized reputation, that such proposal constitutes or is reasonably likely to result in a transaction that is superior to the proposed transactions with Cincinnati Bell.

•	The right of the Hawaiian Telcom board of directors to change its recommendation in favor of adoption of the merger in order to accept a superior proposal, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Cincinnati Bell and payment to Cincinnati Bell of a $11.94 million termination fee in the event Cincinnati Bell terminates the merger agreement in light of such change in recommendation).

•	That the termination fee of $11.94 million payable by Hawaiian Telcom to Cincinnati Bell under the circumstances specified in the merger agreement was not unreasonable in the judgment of the Hawaiian Telcom board of directors after consultation with its legal and financial advisors.

•	That the restrictions contemplated by the merger agreement on Hawaiian Telcom’s actions between the date of the merger agreement and the effective time of the merger are not, in the judgment of the Hawaiian Telcom board of directors, unreasonable.

•	The requirement that Hawaiian Telcom stockholder approval be obtained as a condition to consummation of the transactions.

In the course of its deliberations, the Hawaiian Telcom board of directors also considered a variety of risks and other potentially negative factors, including the following (which factors are not necessarily presented in order of relative importance):

•	That because the merger consideration is based on a fixed dollar amount, a fixed exchange ratio of Cincinnati Bell common shares, or both, Hawaiian Telcom stockholders could be adversely affected by a decrease in the trading price of Cincinnati Bell common shares (to the extent that Hawaiian Telcom stockholders receive Cincinnati Bell common shares instead of cash) during the pendency of the transactions and the fact that the merger agreement does not provide Hawaiian Telcom with a price-based termination right or other similar protection.

•	That because of the proration procedures set forth in the merger agreement, Hawaiian Telcom stockholders who make the cash election or the share election will not always receive the form of merger consideration that they elect to receive.

•	That, while the transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the transactions will be satisfied or waived, and, as a result, it is possible that the transactions might not be completed even if approved by Hawaiian Telcom’s stockholders.

•	That Cincinnati Bell is relying on its cash on hand, available borrowing and Hawaiian Telcom’s cash to fund the cash portion of the merger consideration, and, while there is no financing condition in the merger agreement, Cincinnati Bell could fail to have sufficient cash to close the merger.

•	That the merger agreement contains restrictions on the conduct of Hawaiian Telcom’s business prior to completion of the proposed transactions, including requiring Hawaiian Telcom to conduct its business only in the ordinary course, subject to specific limitations, which could delay or prevent Hawaiian Telcom from undertaking business opportunities that may arise pending completion of the transactions and could negatively affect Hawaiian Telcom’s ability to attract and retain employees and decisions of customers and vendors.

•	The effect of a public announcement of Hawaiian Telcom entering into the merger agreement on Hawaiian Telcom’s operations, stock price and employees and its ability to attract and retain key management and personnel while the merger is pending.

•	That exchange of shares of Hawaiian Telcom common stock for cash and/or Cincinnati Bell common shares pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes.

•	That the merger agreement imposes limitations on Hawaiian Telcom’s ability to solicit alternative transactions prior to closing or terminate the merger agreement, including a requirement to pay a $11.94 million termination fee under certain circumstances.

•	The risk that the merger will be delayed or will not be completed, including the risk that the affirmative vote of Hawaiian Telcom stockholders or the required regulatory approvals (including the required approval of the Public Utilities Commission of the State of Hawai‘i and the Cable Television Division of the Department of Commerce and Consumer Affairs of the State of Hawai‘i) may not be obtained, as well as the potential loss of value to Hawaiian Telcom’s stockholders and the potential negative impact on the operations and prospects of Hawaiian Telcom if the merger were delayed or were not completed for any reason.

•	The transaction costs to be incurred in connection with the proposed transactions and the substantial time and effort of Hawaiian Telcom management required to complete the merger, which may disrupt Hawaiian Telcom’s business operations.

•	The possibility that Cincinnati Bell’s acquisition of OnX may fail to achieve the synergies and other benefits anticipated to result from such transaction, which could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company’s future business financial condition, operating results and prospects.

•	Risks of the type and nature described under the section titled “Risk Factors” beginning on page 40.

The Hawaiian Telcom board of directors considered all of these factors as a whole and, on balance, concluded that they supported a determination to adopt the merger agreement. The foregoing discussion of the information and factors considered by the Hawaiian Telcom board of directors is not exhaustive. In view of the wide variety of factors considered by the Hawaiian Telcom board of directors in connection with its evaluation of the proposed merger and the complexity of these matters, the Hawaiian Telcom board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Hawaiian Telcom board of directors evaluated the factors described above, among others, and reached a decision that the proposed transactions were advisable, fair to and in the best interests of Hawaiian Telcom and its stockholders. In considering the factors described above and any other factors, individual members of the Hawaiian Telcom board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Hawaiian Telcom board of directors that the Hawaiian Telcom stockholders vote to adopt the merger agreement, Hawaiian Telcom stockholders should be aware that the executive officers and directors of Hawaiian Telcom may have certain interests in the proposed transactions that may be different from, or in addition to, the interests of Hawaiian Telcom stockholders generally. The Hawaiian Telcom board of directors was aware of these interests and considered them when approving the merger agreement and recommending that Hawaiian Telcom stockholders vote to adopt the merger agreement. See “—Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger” beginning on page 112.

Opinion of Hawaiian Telcom’s Financial Advisor

On July 9, 2017, at a meeting of the Hawaiian Telcom board of directors held to evaluate the proposed merger, UBS delivered to the Hawaiian Telcom board of directors an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, dated July 9, 2017, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in its written opinion, the aggregate amount of the share consideration, the mixed consideration and the cash consideration (the “aggregate merger consideration”) to be received in the merger by holders of Hawaiian Telcom common stock (other than holders of excepted shares) was fair, from a financial point of view, to such holders.

The full text of UBS’s written opinion to the Hawaiian Telcom board of directors describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex C to this document and is included in this proxy statement/prospectus in its entirety. Holders of Hawaiian Telcom common stock are encouraged to read UBS’s opinion carefully in its entirety. UBS’s opinion was provided for the benefit of the Hawaiian Telcom board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the fairness, from a financial point of view, to the holders of Hawaiian Telcom common stock (other than holders of excepted shares) of the aggregate merger consideration and does not address any other aspect or implication of the merger or the merger agreement, including, without limitation, the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Hawaiian Telcom or Hawaiian Telcom’s underlying business decision to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger. In addition, the opinion does not address, or constitute a recommendation with respect to, any particular stockholder election, and UBS expressed no opinion as to the proration mechanisms, procedures and limitations contained in the merger agreement. The following summary of UBS’s opinion is qualified in its entirety by reference to the full text of UBS’s written opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Hawaiian Telcom and Cincinnati Bell;

•	reviewed certain internal financial information and other data relating to the businesses and financial prospects of Hawaiian Telcom that were not publicly available, including financial forecasts and estimates prepared by the management of Hawaiian Telcom that the Hawaiian Telcom board of directors directed UBS to utilize for purposes of its analysis;

•	reviewed certain internal financial information and other data relating to the businesses and financial prospects of Cincinnati Bell that were not publicly available, including financial forecasts and estimates prepared by the management of Hawaiian Telcom that the Hawaiian Telcom board of directors directed UBS to utilize for purposes of its analysis, certain of which forecasts include certain pro forma effects of the merger and the proposed acquisition of OnX by Cincinnati Bell and certain estimates of synergies prepared by the management of Cincinnati Bell with respect to the merger and the proposed acquisition of OnX by Cincinnati Bell;

•	conducted discussions with members of the senior managements of Hawaiian Telcom and Cincinnati Bell concerning the businesses and financial prospects of Hawaiian Telcom and Cincinnati Bell;

•	performed discounted cash flow analyses of Hawaiian Telcom and Cincinnati Bell in which UBS analyzed the future cash flows of Hawaiian Telcom and Cincinnati Bell using financial forecasts and estimates prepared by the management of Hawaiian Telcom;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of Hawaiian Telcom common stock and Cincinnati Bell common shares;

•	reviewed a draft, dated July 9, 2017, of the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Hawaiian Telcom board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Hawaiian Telcom board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Hawaiian Telcom or Cincinnati Bell, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, UBS assumed, at the direction of the Hawaiian Telcom board of directors, that such forecasts, estimates, synergies and pro forma effects had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Hawaiian Telcom as to the future financial performance of the companies and the management of Cincinnati Bell as to such synergies and pro forma effects. In addition, UBS assumed, with the approval of the Hawaiian Telcom board of directors, that such financial forecasts and estimates, including synergies and pro forma effects of the merger and the proposed OnX acquisition, referred to above will be achieved at the times and in the amounts projected. UBS’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion. UBS is not a legal, regulatory, tax or accounting advisor, and UBS expressed no opinion as to any legal, regulatory, tax or accounting matters.

At the request of the Hawaiian Telcom board of directors, UBS contacted third parties to solicit indications of interest in a possible transaction with Hawaiian Telcom and held discussions with certain of these parties prior to the date of UBS’s opinion. In addition, at the direction of the Hawaiian Telcom board of directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the aggregate merger consideration to the extent expressly specified in UBS’s opinion, of the merger agreement or any related documents (including, without limitation, any voting agreements entered into by any holders of Hawaiian Telcom common stock) or the structure or form of the merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the aggregate merger consideration or otherwise. UBS expressed no opinion as to what the value of Cincinnati Bell common shares would be when issued pursuant to the merger or the prices at which Cincinnati Bell common shares or Hawaiian Telcom common stock would trade at any time. In rendering its opinion, UBS assumed, with the consent of the Hawaiian Telcom board of directors, that (i) the final executed form of the merger agreement would not differ in any material respect from the draft that UBS reviewed dated July 9, 2017, (ii) the parties to the merger agreement would comply with all material terms of the merger agreement and (iii) the merger would be consummated in accordance with the terms of the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without any adverse waiver, modification or amendment of any material term or condition of the merger agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on Hawaiian Telcom, Cincinnati Bell or the merger. The issuance of UBS’s opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Hawaiian Telcom board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to Hawaiian Telcom, Cincinnati Bell or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’s analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Hawaiian Telcom and Cincinnati Bell provided by Hawaiian Telcom or derived from public sources in or underlying UBS’s analyses are not necessarily indicative of actual future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Hawaiian Telcom and Cincinnati Bell. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The aggregate merger consideration was determined through negotiation between Hawaiian Telcom and Cincinnati Bell and the decision by Hawaiian Telcom to enter into the merger was solely that of the Hawaiian Telcom board of directors. UBS’s opinion and financial analyses were only one of many factors considered by the Hawaiian Telcom board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Hawaiian Telcom board of directors or management with respect to the merger or the aggregate merger consideration.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Hawaiian Telcom board of directors on July 9, 2017 in connection with its opinion relating to the proposed merger. The financial analyses summarized below include information presented in tabular format. In order for UBS’s financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’s financial analyses. For purposes of the analyses in “—Hawaiian Telcom Financial Analyses”, “—Cincinnati Bell Financial Analyses” and “—Other Factors” described below, the term “per share value of the aggregate merger consideration” refers to the $30.75 per share value of the aggregate merger consideration as of July 9, 2017 (assuming proration of cash elections and share elections such that a holder receives the mixed consideration) of $18.45 in cash and the per share value, utilizing the volume weighted average price of Cincinnati Bell common shares for the 20 calendar day period ended July 7, 2017, of the share portion of the mixed consideration of 0.6522 Cincinnati Bell common shares.

Hawaiian Telcom Financial Analyses

Selected Public Companies Analysis

UBS compared selected financial and stock market data of Hawaiian Telcom with corresponding data of the following five publicly traded incumbent telecommunications companies which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis:

•	Alaska Communications Systems Group, Inc.

•	Cincinnati Bell Inc.

•	Consolidated Communications Holdings, Inc.

•	Frontier Communications Corporation

•	Windstream Holdings, Inc.

UBS reviewed, among other things, enterprise values of the selected companies, calculated as equity market value based on closing stock prices on July 7, 2017, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples of, to the extent publicly available, the selected companies’ estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for calendar years 2017 and 2018. UBS then compared the multiples derived for the selected companies with the corresponding multiples of Hawaiian Telcom’s estimated Adjusted EBITDA (as defined in the section of this proxy statement/prospectus titled “—Certain Hawaiian Telcom Unaudited Management Financial Forecasts—Use of Non-GAAP Measures in the Hawaiian Telcom Management Standalone Forecasts”) implied for Hawaiian Telcom based both on the closing price of Hawaiian Telcom common stock on July 7, 2017 of $24.44 and the per share value of the aggregate merger consideration of $30.75 per share of Hawaiian Telcom common stock. Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for Hawaiian Telcom were based on the Updated Five-Year Hawaiian Telcom Forecast, which is defined and described in the section of this proxy statement/prospectus titled “—Certain Hawaiian Telcom Unaudited Management Financial Forecasts”. This analysis indicated the following implied high, median, mean and low multiples for the selected companies, as compared to the corresponding multiples implied for Hawaiian Telcom:

	Implied Multiples for Selected Companies				Implied Multiples for Hawaiian Telcom Based on Closing Stock Price on July 7, 2017 of $24.44	Implied Multiples for Hawaiian Telcom Based on Per Share Value of the Aggregate Merger Consideration of $30.75
	High	Median	Mean	Low
Enterprise Value as Multiple of EBITDA(1):
2017E	7.1x	5.3x	5.6x	4.6x	5.4x	6.1x
2018E	6.8x	5.4x	5.5x	4.6x	5.1x	5.7x

(1)	Enterprise value of Hawaiian Telcom as multiple of Adjusted EBITDA.

Taking into account the results of the selected public companies analysis, UBS applied a multiple range of 4.5x to 6.0x based on the enterprise value / estimated EBITDA for calendar year 2017 multiples for the selected companies to Hawaiian Telcom’s Adjusted EBITDA for calendar year 2017. The selected companies analysis indicated an implied valuation reference range per share of $16.04 to $29.61 based on Hawaiian Telcom’s Adjusted EBITDA for calendar year 2017, as compared to the per share value of the aggregate merger consideration of $30.75.

Selected Transactions Analysis

UBS reviewed publicly available information relating to the following six selected transactions involving incumbent telecommunications companies which, based on its professional judgment and expertise, UBS deemed relevant to its analysis:

Announcement Date	Acquiror	Target
• December 5, 2016	• Consolidated Communications Holdings, Inc.	• FairPoint Communications, Inc.

• November 7, 2016	• Windstream Holdings, Inc.	• EarthLink Holdings Corp.

• February 5, 2015	• Frontier Communications Corporation	• Verizon Wirelines Operations in California, Florida and Texas

• June 30, 2014	• Consolidated Communications Holdings, Inc.	• Enventis Corporation

• December 16, 2013	• Frontier Communications Corporation	• AT&T Wireline Residential and Business Services and Associated Assets in Connecticut

• February 6, 2012	• Consolidated Communications Holdings, Inc.	• SureWest Communications

UBS reviewed the enterprise values for the targets in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, less cash and cash equivalents (or, in the case of the two carve-out acquisitions by Frontier Communications Corporation, the announced transaction value), as a multiple of the targets’ respective latest 12 months EBITDA. UBS then compared the multiples derived for the selected transactions with the corresponding multiple of Hawaiian Telcom’s latest 12 months Adjusted EBITDA implied for Hawaiian Telcom based on the per share value of the aggregate merger consideration of $30.75. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for Hawaiian Telcom were based on the Updated Five-Year Hawaiian Telcom Forecast. This analysis indicated the following implied high, median, mean and low multiples for the selected transactions, as compared to the corresponding multiple implied for Hawaiian Telcom:

	Implied Multiples for Selected Transactions				Implied Multiple for Hawaiian Telcom Based on Per Share Value of Aggregate Merger Consideration of $30.75
Transaction Value as Multiple of:	High	Median	Mean	Low
Latest 12 Months EBITDA(1)	7.2x	6.0x	5.9x	4.8x	6.0x

(1)	Transaction value of Hawaiian Telcom as multiple of Adjusted EBITDA.

Taking into account the results of the selected transactions analysis, UBS applied a multiple range of 5.0x to 6.5x based on the enterprise value / latest 12 months EBITDA multiples for the target companies in the selected transactions to Hawaiian Telcom’s latest 12 months Adjusted EBITDA. The selected transactions analysis indicated an implied valuation reference range per share of $21.24 to $35.01 based on Hawaiian Telcom’s latest 12 months Adjusted EBITDA, as compared to the per share value of the aggregate merger consideration of $30.75.

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of Hawaiian Telcom using the Updated Five-Year Hawaiian Telcom Forecast. UBS calculated a range of implied present values (as of June 30, 2017) of the standalone unlevered, after-tax free cash flows that Hawaiian Telcom was forecasted to generate from July 1, 2017 through calendar year 2021, and of terminal values for Hawaiian Telcom based on Hawaiian Telcom’s calendar year 2021 estimated Adjusted EBITDA, plus the present value of Hawaiian Telcom’s federal net operating loss carryforwards, referred to as NOLs. Standalone unlevered, after-tax free cash flows were derived from the Updated Five-Year Hawaiian Telcom Forecast by subtracting from estimated Adjusted EBITDA stock-based compensation and other non-recurring items, depreciation and amortization and taxes at an effective rate of 38% and adding to such amount anticipated cash flow from Hawaiian Telcom’s Southeast Asia to United States trans-Pacific submarine cable system capacity agreements, depreciation and amortization and subtracting from such amount capital expenditures, pension and other postemployment benefits, adding or subtracting, as applicable, increases or decreases in net working capital and adding provisions for uncollectible amounts and other non-cash income. Implied terminal values were derived by applying to Hawaiian Telcom’s calendar year 2021 estimated Adjusted EBITDA a range of Adjusted EBITDA terminal value multiples of 4.5x to 5.5x. UBS selected the range of Adjusted EBITDA multiples based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 7.00% to 8.00%, based on an analysis of Hawaiian Telcom’s weighted average cost of capital, and the present value of Hawaiian Telcom’s NOLs (the “Hawaiian Telcom NOLs”) was calculated by discounting the estimated value of the cash tax savings from usage of the Hawaiian Telcom NOLs, as set forth in Hawaiian Telcom’s public filings and approved for UBS’s use by Hawaiian Telcom’s management, using a discount rate of 7.50%, the mid-point of the range, based on Hawaiian Telcom’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of $23.31 to $33.31 per share of Hawaiian Telcom common stock, as compared to the per share value of the aggregate merger consideration of $30.75.

Cincinnati Bell Financial Analyses

Discounted Cash Flow Analyses

Cincinnati Bell Pro Forma for the OnX Acquisition

UBS performed a discounted cash flow analysis of Cincinnati Bell, taking into account the pro forma effect of the OnX acquisition, but without giving effect to the merger, using (i) financial forecasts and estimates relating to Cincinnati Bell prepared by Hawaiian Telcom’s management and (ii) estimates of the pro forma effect of the OnX acquisition and the synergies anticipated to result from the OnX acquisition prepared by the management of Cincinnati Bell and approved for UBS’s use by Hawaiian Telcom. UBS calculated a range of implied present values (as of June 30, 2017) of the unlevered, after-tax free cash flows that Cincinnati Bell was forecasted to generate from July 1, 2017 through calendar year 2021, and of terminal values for Cincinnati Bell based on Cincinnati Bell’s calendar year 2021 estimated Adjusted EBITDA (as defined in the section of this proxy statement/prospectus titled “—Certain Hawaiian Telcom Unaudited Management Financial Forecasts—Use of Non-GAAP Measures in the Hawaiian Telcom Management CBB Forecasts”), plus the present value of Cincinnati Bell’s NOLs, in each case taking into account the pro forma effect of the OnX acquisition, but without giving effect to the merger. Unlevered, after-tax free cash flows were derived from the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition) by subtracting from estimated Adjusted EBITDA stock-based compensation, depreciation and amortization and taxes at an effective rate of 38% and adding to such amount depreciation and amortization and subtracting from such amount capital expenditures, pension and other postemployment benefits, adding or subtracting, as applicable, increases or decreases in net working capital and adding provisions for loss on receivables, non-cash interest expense and loss on debt extinguishment and other. Implied terminal values were derived by applying to Cincinnati Bell’s calendar year 2021 estimated Adjusted EBITDA (taking into account the pro forma effect of the OnX acquisition, but without giving effect to the merger) a range of Adjusted EBITDA terminal value multiples of 6.5x to 7.5x. UBS selected the range of Adjusted EBITDA multiples based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 6.50% to 7.50%, based on an analysis of Cincinnati Bell’s weighted average cost of capital, and the present value of Cincinnati Bell’s NOLs (the “Cincinnati Bell NOLs”) was calculated by discounting the estimated value of the cash tax savings from usage of Cincinnati Bell’s NOLs, as set forth in Cincinnati Bell’s public filings and approved for UBS’s use by Hawaiian Telcom’s management, using a discount rate of 7.00%, the mid-point of the range, based on Cincinnati Bell’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of $14.76 to $22.86 per Cincinnati Bell common share, as compared to the volume weighted average price of Cincinnati Bell common shares for the 20-day period ended July 7, 2017 of $18.86.

Cincinnati Bell Pro Forma for Both the Merger and the OnX Acquisition

UBS also performed discounted cash flow analyses of Cincinnati Bell, taking into account the pro forma effect of both the merger and the OnX acquisition, using (i) financial forecasts and estimates relating to Cincinnati Bell prepared by Hawaiian Telcom’s management and (ii) estimates of the pro forma effect of the merger and the OnX acquisition and the synergies anticipated to result from the merger and the OnX acquisition prepared by the management of Cincinnati Bell and approved for UBS’s use by Hawaiian Telcom. UBS calculated a range of implied present values (as of June 30, 2017) of the unlevered, after-tax free cash flows that Cincinnati Bell was forecasted to generate from July 1, 2017 through calendar year 2021, and of terminal values for Cincinnati Bell based on Cincinnati Bell’s calendar year 2021 estimated Adjusted EBITDA, plus the present value of Cincinnati Bell’s NOLs, in each case taking into account the pro forma effect of both the merger and the OnX acquisition. Unlevered, after-tax free cash flows were derived from the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger) by subtracting from estimated Adjusted EBITDA stock-based compensation and other non-recurring items, depreciation and amortization and taxes at an effective rate of 38% and adding to such amount anticipated cash flow from Hawaiian Telcom’s Southeast Asia to United States trans-Pacific submarine cable system capacity agreements, depreciation and amortization and subtracting from such amount capital expenditures, pension and other postemployment benefits, adding or subtracting, as applicable, increases or decreases in net working capital and adding provisions for uncollectible amounts, other non-cash income, loss on receivables, non-cash interest expense, loss on debt extinguishment and other. Implied terminal values were derived by applying to Cincinnati Bell’s calendar year 2021 estimated Adjusted EBITDA (taking into account the pro forma effect of both the merger and the OnX acquisition) a range of Adjusted EBITDA terminal value multiples of 6.0x to 7.0x. UBS selected the range of Adjusted EBITDA multiples based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 6.50% to 7.50%, based on an analysis of Cincinnati Bell’s weighted average cost of capital, and the present value of Cincinnati Bell’s NOLs was calculated by discounting the estimated values of the cash tax savings from usage of the Hawaiian Telcom NOLs and the Cincinnati Bell NOLs using a discount rate of 7.00%, the mid-point of the range, based on Cincinnati Bell’s weighted average cost of capital. UBS then calculated a range of implied present values per Hawaiian Telcom share of the merger consideration, assuming for purposes of the calculation, that (a) a holder of Hawaiian Telcom common stock would elect to receive the mixed consideration of $18.45 in cash and 0.6522 Cincinnati Bell common shares and (b) a holder of Hawaiian Telcom common stock would elect to receive the share consideration of 1.6305 Cincinnati Bell common shares and not be subject to proration. These discounted cash flow analyses resulted in ranges of implied present values per Hawaiian Telcom share of the merger consideration based upon (1) the mixed consideration, of $27.70 to $33.88, and (2) the share consideration, of $23.11 to $38.57, as compared to the per share value of the aggregate merger consideration of $30.75.

Based on the foregoing analyses, UBS then calculated the percentage increase between (i) the range of implied present values of $23.31 to $33.31 per outstanding share of Hawaiian Telcom common stock and (ii) the range of implied present values per Hawaiian Telcom share of the merger consideration, based upon the mixed consideration, of $27.70 to $33.88, and the share consideration, of $23.11 to $38.57. UBS observed that such percentage difference for the mixed consideration and the share consideration ranged from approximately 18.8% to 1.7% (when comparing the low end and high end, respectively, of the first range to the low end and high end, respectively, of the second range) and the share consideration ranged from approximately (0.8%) to 15.8% (when comparing the low end and high end, respectively, of the first range to the low end and high end, respectively, of the second range).

Selected Public Companies Analysis

UBS also compared selected financial and stock market data of Cincinnati Bell with corresponding data of the selected companies (other than Cincinnati Bell) referred to above under “—Hawaiian Telcom Financial Analyses—Selected Public Companies Analysis”.

Other Factors

In rendering its opinion, UBS also reviewed, for informational purposes, certain other factors, including:

•	the fact that the per share value of the aggregate merger consideration of $30.75 per share of Hawaiian Telcom common stock implies (1) a premium of 25.8% to the closing price of Hawaiian Telcom common stock on the last trading day before the announcement of the merger, (2) premia of 23.7%, 22.2%, 22.4% and 22.3%, respectively, to the volume weighted average closing price of Hawaiian Telcom common stock in the 10 trading day, 20 trading day, 30 trading day and 90 trading day periods prior to the announcement of the merger and (3) premia of 12.7% and 53.0%, respectively, to the 52-week high and low intraday trading prices of Hawaiian Telcom common stock; and

•	two publicly available Wall Street research analyst reports published between May 10, 2017 and May 12, 2017, which indicated a target share price range per outstanding share of Hawaiian Telcom common stock of $30.00 to $35.00.

Miscellaneous

Under the terms of UBS’s engagement, Hawaiian Telcom agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $8.9 million, of which $750,000 became payable in connection with the delivery of UBS’s opinion and the remainder of which is contingent upon consummation of the merger. In addition, Hawaiian Telcom agreed to reimburse UBS certain of UBS’s expenses arising, and indemnify UBS against certain liabilities that may arise, out of UBS’s engagement. In the past, UBS and its affiliates have provided investment banking, commercial banking and other financial services to Hawaiian Telcom and Cincinnati Bell unrelated to the proposed merger, however, UBS has not received compensation from Hawaiian Telcom or Cincinnati Bell for providing any such services unrelated to the proposed merger in the two-year period ended July 9, 2017. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Hawaiian Telcom and Cincinnati Bell, and, accordingly, may at any time hold a long or short position in such securities.

Hawaiian Telcom selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’s familiarity with Hawaiian Telcom, Cincinnati Bell and their respective businesses. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Certain Hawaiian Telcom Unaudited Management Financial Forecasts

Hawaiian Telcom does not as a matter of course publicly disclose forecasts as to future earnings and other financial performance, due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the merger discussions between Hawaiian Telcom and Cincinnati Bell and Cincinnati Bell’s due diligence review of Hawaiian Telcom related to the proposed merger, Hawaiian Telcom’s management provided to Cincinnati Bell and its financial advisors, as well as to UBS, certain non-public, internal unaudited prospective financial information of Hawaiian Telcom on a standalone basis regarding Hawaiian Telcom’s anticipated future results of operations for the 2017 through 2021 fiscal years (the “Five-Year Hawaiian Telcom Forecast”). The Hawaiian Telcom board of directors reviewed the

Five-Year Hawaiian Telcom Forecast at a meeting of the Hawaiian Telcom board of directors on April 28, 2017 for the purposes of evaluating Hawaiian Telcom’s standalone long-term strategic plan and ordinary course strategic decisions. Subsequently, in July 2017, and in accordance with Hawaiian Telcom management’s annual mid-year budget review process undertaken in advance of the Hawaiian Telcom board of directors’ annual retreat in mid-to-late July, Hawaiian Telcom management updated the Five-Year Hawaiian Telcom Forecast in order to provide the Hawaiian Telcom board of directors with management’s updated view of the anticipated future results of operations of Hawaiian Telcom for the 2017 through 2021 fiscal years, which incorporated market data, reflected operational changes and updated year-to-date operating performance data (the “Updated Five-Year Hawaiian Telcom Forecast”), as described below. The Updated Five-Year Hawaiian Telcom Forecast was also made available to Cincinnati Bell and its financial advisors in connection with its due diligence review of Hawaiian Telcom, as well as to UBS in connection with UBS’s evaluation of the fairness of the aggregate merger consideration (as defined under the heading “—Opinion of Hawaiian Telcom’s Financial Advisor”) to be received by holders of Hawaiian Telcom common stock (other than holders of excepted shares) from a financial point of view in an opinion delivered to the Hawaiian Telcom board of directors on July 9, 2017. We refer to the Five-Year Hawaiian Telcom Forecast and the Updated Five-Year Hawaiian Telcom Forecast collectively as the “Hawaiian Telcom Management Standalone Forecasts”.

The Hawaiian Telcom board of directors relied (in addition to the other factors described in the section of this proxy statement/prospectus titled “—Recommendation of the Hawaiian Telcom Board of Directors and its Reasons for the Merger”) on, and for purposes of UBS’s analysis and opinion as to the fairness of the aggregate merger consideration from a financial point of view delivered to the Hawaiian Telcom board of directors on July 9, 2017, directed UBS to use, the Updated Five-Year Hawaiian Telcom Forecast. The Updated Five-Year Hawaiian Telcom Forecast was updated to reflect actual operating results for the first five months of 2017 with appropriate adjustments made to the fiscal year 2017 forecast and forward year projections. The adjustments to the forecasts were driven in particular by decreased revenue as a result of lower net subscriber additions and lower average revenue per subscriber for television and Internet compared to Hawaiian Telcom management’s previous expectations. The downward effects of these adjustments were partially mitigated by ongoing efficiency improvement and expected cost-reduction initiatives. Other than the impact of these changes on the forecast for the remaining seven months of 2017 and future years in the Updated Five-Year Hawaiian Telcom Forecast, there were no other significant changes made to the strategic operating plan, forecasting assumptions, trends or major initiatives contemplated in the Five-Year Hawaiian Telcom Forecast.

In addition, in connection with the merger discussions between Hawaiian Telcom and Cincinnati Bell and Hawaiian Telcom’s reverse due diligence review of Cincinnati Bell related to the proposed merger, Cincinnati Bell management provided, and Hawaiian Telcom management reviewed and adjusted, certain non-public unaudited prospective financial information of Cincinnati Bell for the 2017 through 2021 fiscal years, in each case (i) taking into account the estimated pro forma effect of, and the synergies anticipated to result from, the OnX acquisition, but without giving effect to the merger (the “Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition)”), and (ii) taking into account the estimated pro forma effect of, and the synergies anticipated to result from, both the OnX acquisition and the merger (the “Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger)”), such estimates of the pro forma effects of, and the synergies anticipated to result from, the OnX acquisition and the OnX acquisition and the merger having been prepared by Cincinnati Bell management. Hawaiian Telcom management reviewed and adjusted downward such projections based on their experience and judgment. The downward revisions in particular related to the following differences in operational and financial assumptions: Hawaiian Telcom management discounted the forecasted growth rate in television and Internet average revenue per user based on its observation of historical trends, reduced forecasted television and Internet churn improvement based on its observation of historical trends and reduced business revenues associated with Cincinnati Bell’s hosted telephony, hosted network and managed SD-WAN product offerings based on its observation of the performance record of those products. The Hawaiian Telcom board of directors also relied on, and for purposes of UBS’s discounted cash flow analyses of Cincinnati Bell described in the section of this proxy statement/prospectus titled “—Opinion of Hawaiian Telcom’s Financial Advisor—Cincinnati Bell Financial Analyses” and presented to the Hawaiian Telcom board of directors on July 9, 2017, directed UBS to use both the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition) and the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger). We refer to the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition) and the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger) collectively as the “Hawaiian Telcom Management CBB Forecasts”, and to the Hawaiian Telcom Management Standalone Forecasts and the Hawaiian Telcom Management CBB Forecasts collectively as the “Hawaiian Telcom Management Forecasts”.

Summaries of the Hawaiian Telcom Management Forecasts are provided below. In developing the Hawaiian Telcom Management Forecasts, Hawaiian Telcom’s management made numerous judgments, estimates and assumptions with respect to industry performance, competitive environment, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Hawaiian Telcom’s business or specific to Cincinnati Bell’s business, all of which are difficult to predict and many of which are beyond Hawaiian Telcom’s and Cincinnati Bell’s control and will be beyond the control of Cincinnati Bell after completion of the merger. The Hawaiian Telcom Management Forecasts are subjective in many respects and are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Hawaiian Telcom Management Forecasts constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted, including the various risks set forth in Hawaiian Telcom’s and Cincinnati Bell’s periodic reports as described in the section titled “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus, and as described in the section titled “Forward-Looking Statements” beginning on page 51 of this proxy statement/prospectus and the section titled “Risk Factors” beginning on page 40 of this proxy statement/prospectus. The inclusion in this proxy statement/prospectus of the Hawaiian Telcom Management Forecasts below should not be regarded as an indication that Hawaiian Telcom, Cincinnati Bell, their respective boards of directors or Hawaiian Telcom’s financial advisor considered, or now considers, these forecasts to be reliable predictors of future results, and they should not be relied upon as such. The Hawaiian Telcom Management Forecasts cover multiple years and such information by its nature becomes less predictive with each successive year.

The Hawaiian Telcom Management Forecasts do not take into account any circumstances or events occurring after the date they were prepared, except in the case of the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition), for the estimated pro forma effect of, and the synergies anticipated to result from, the OnX acquisition, but without giving effect to the merger and, in the case of the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger), for the estimated pro forma effect of, and the synergies anticipated to result from, both the OnX acquisition and the merger. The Hawaiian Telcom Management Standalone Forecasts assume Hawaiian Telcom would continue to operate as a standalone company. The Hawaiian Telcom Management Standalone Forecasts also do not take into account the effect of any failure to occur of the merger and should not be viewed as continuing in that context. The Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger) assumes Hawaiian Telcom would not continue to operate as a standalone company, takes into account the occurrence of the merger and should be viewed as continuing in that context.

The Hawaiian Telcom Management Forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Hawaiian Telcom’s management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time at which they were prepared, and present, to the best of Hawaiian Telcom management’s knowledge and belief at the time at which they were prepared, the expected course of action and the expected future financial performance of Hawaiian Telcom. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Hawaiian Telcom Management Forecasts. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Neither Hawaiian Telcom’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Hawaiian Telcom Management Forecasts.

The inclusion of the Hawaiian Telcom Management Forecasts herein is not deemed an admission or representation by Hawaiian Telcom, Cincinnati Bell or any of their respective affiliates, officers, directors, partners, advisors or other representatives, including UBS, Hawaiian Telcom’s financial advisor, that the Hawaiian Telcom Management Forecasts are viewed by Hawaiian Telcom, Cincinnati Bell or any of their respective representatives as material information of Hawaiian Telcom or the surviving corporation. By including in this proxy statement/prospectus the Hawaiian Telcom Management Forecasts below, none of Hawaiian Telcom, Cincinnati Bell or any of their respective representatives, including UBS, Hawaiian Telcom’s financial advisor, has made or makes any representation to any person regarding the ultimate performance of Hawaiian Telcom compared to the information contained in the Hawaiian Telcom Management Forecasts or the achievability of the forecasted results. The Hawaiian Telcom Management Forecasts are not included in this proxy statement/prospectus in order to induce any holder of Hawaiian Telcom common stock to approve the proposal to adopt the merger agreement and are included below solely because the Hawaiian Telcom Management Forecasts were made available to the Hawaiian Telcom board of directors, UBS, as Hawaiian Telcom’s financial advisor, Cincinnati Bell and Cincinnati Bell’s financial advisors. NONE OF HAWAIIAN TELCOM, CINCINNATI BELL OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, PARTNERS, ADVISORS OR OTHER REPRESENTATIVES INTEND TO UPDATE OR OTHERWISE REVISE THE HAWAIIAN TELCOM MANAGEMENT FORECASTS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR RESPECTIVE PREPARATION OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR, OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Use of Non-GAAP Measures in the Hawaiian Telcom Management Standalone Forecasts

The Hawaiian Telcom Management Standalone Forecasts contain certain non-GAAP financial measures, including “Adjusted EBITDA” and “Levered Free Cash Flow”. Hawaiian Telcom management believes these measures provide additional and useful comparisons of current results of operations with past and future periods and valuable information about Hawaiian Telcom’s ability to meet its future debt service, capital expenditures and working capital requirements. However, non-GAAP financial measures should not be considered in isolation from, or as substitutes for, or construed as being more important than, comparable GAAP financial measures. Non-GAAP financial measures as presented in this proxy statement/prospectus with respect to Hawaiian Telcom also may not be comparable to similarly titled measures used by Cincinnati Bell or other companies.

Adjusted EBITDA, as used by Hawaiian Telcom in the Hawaiian Telcom Management Standalone Forecasts or as referenced elsewhere in this proxy statement/prospectus in respect of Hawaiian Telcom, means net income (loss) plus interest expense and other income and expense (net), loss on early extinguishment of debt, income tax provision (credit), depreciation and amortization, gain on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss, early retirement plan severance and other special items. Adjusted EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance.

Levered Free Cash Flow, as used by Hawaiian Telcom in the Hawaiian Telcom Management Standalone Forecasts, means Adjusted EBITDA less cash interest expense and capital expenditures. Levered Free Cash Flow should not be considered as an alternative to cash flows or a measure of liquidity.

Unlevered Free Cash Flow, as used in connection with the Updated Five-Year Hawaiian Telcom Forecast or as referenced elsewhere in this proxy statement/prospectus in respect of Hawaiian Telcom, is a non-GAAP financial measure defined and derived by UBS as described in the section titled “—Opinion of Hawaiian Telcom’s Financial Advisor”. Unlevered Free Cash Flow should not be considered as an alternative to cash flows or a measure of liquidity.

Use of Non-GAAP Measures in the Hawaiian Telcom Management CBB Forecasts

The Hawaiian Telcom Management CBB Forecasts contain certain non-GAAP financial measures, including “Adjusted EBITDA” and “Operating Free Cash Flow”. Hawaiian Telcom management believes these measures provide additional and useful comparisons of current results of operations with past and future periods. However, non-GAAP financial measures should not be considered in isolation from, or as substitutes for, or construed as being more important than, comparable GAAP financial measures. Non-GAAP financial measures as presented in this proxy statement/prospectus with respect to Cincinnati Bell also may not be comparable to similarly titled measures used by Hawaiian Telcom or other companies.

Adjusted EBITDA, as defined by Cincinnati Bell and as used by Hawaiian Telcom in the Hawaiian Telcom Management CBB Forecasts or as referenced elsewhere in this proxy statement/prospectus in respect of Cincinnati Bell, means GAAP operating income plus depreciation, amortization, restructuring and severance related charges, (gain) loss on sale or disposal of assets, transaction costs, curtailment (gain) loss, asset impairments, components of pension and other retirement plan costs (including interest costs, asset returns, and amortization of actuarial gains and losses), and other special items. Adjusted EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance.

Operating Free Cash Flow, as used by Hawaiian Telcom in the Hawaiian Telcom Management CBB Forecasts, means Adjusted EBITDA minus capital expenditures. Operating Free Cash Flow should not be considered as an alternative to cash flows or a measure of liquidity.

Unlevered Free Cash Flow, as used in connection with the Hawaiian Telcom Management CBB Forecasts or as referenced elsewhere in this proxy statement/prospectus in respect of Cincinnati Bell, is a non-GAAP financial measure defined and derived by UBS as described in the section titled “—Opinion of Hawaiian Telcom’s Financial Advisor”. Unlevered Free Cash Flow should not be considered as an alternative to cash flows or a measure of liquidity.

The Five-Year Hawaiian Telcom Forecast and the Updated Five-Year Hawaiian Telcom Forecast

Five-Year Hawaiian Telcom Forecast (dollars in millions)

Prepared by Hawaiian Telcom’s Management in Late 2016

The following are forecasts prepared by Hawaiian Telcom’s management in late 2016 and reviewed by the Hawaiian Telcom board of directors in April 2017. Certain of the numbers may not sum due to rounding.

	2017E	2018E	2019E	2020E	2021E
Operating Revenue	$396.9	$412.4	$426.8	$443.1	$460.7
Adjusted EBITDA	116.5	120.1	124.7	130.1	135.7
Levered Free Cash Flow	11.3	18.8	28.1	34.7	42.1

Set forth below is a summary of reconciliations of the non-GAAP financial information included in the Five-Year Hawaiian Telcom Forecast to the most comparable GAAP financial measures based on financial information available to, or projected by, Hawaiian Telcom:

	2017E	2018E	2019E	2020E	2021E
Net income (loss)	$(4.7)	$2.0	$8.6	$10.4	$13.1
Income tax provision (credit)	(2.9)	1.2	5.2	6.4	8.0
Loss on early extinguishment of debt	5.1	0.0	0.0	0.0	0.0
Interest expense and other income and expense, net	17.4	15.0	14.6	14.0	12.5

Operating income	14.9	18.3	28.4	30.8	33.6
Depreciation and amortization	91.4	96.9	91.4	94.3	97.2
Non-cash stock and other performance-based compensation	3.0	3.0	3.0	3.0	3.0
SystemMetrics earn-out	0.0	0.0	0.0	0.0	0.0
Pension settlement loss	2.0	0.0	0.0	0.0	0.0
Early retirement plan severance	1.7	0.0	0.0	0.0	0.0
Other special items	3.5	2.0	2.0	2.0	2.0

Adjusted EBITDA	$116.5	$120.1	$124.7	$130.1	$135.7

	2017E	2018E	2019E	2020E	2021E
Adjusted EBITDA	$116.5	$120.1	$124.7	$130.1	$135.7
Cash interest expense	(16.6)	(17.6)	(17.2)	(16.5)	(15.2)
Capital expenditures	(88.6)	(83.7)	(79.5)	(78.8)	(78.5)

Levered Free Cash Flow	$11.3	$18.8	$28.1	$34.7	$42.1

Updated Five-Year Hawaiian Telcom Forecast (dollars in millions)

Prepared by Hawaiian Telcom’s Management in July 2017

The following are revised forecasts prepared by Hawaiian Telcom’s management in July 2017. Certain of the numbers may not sum due to rounding.

	2017E (6ME 12/31)	2017E	2018E	2019E	2020E	2021E
Operating Revenue	$193.7	$380.2	$397.1	$413.8	$431.5	$452.8
Adjusted EBITDA	55.4	108.1	116.1	120.2	125.8	132.5
Levered Free Cash Flow	11.7	3.6	18.5	23.5	30.4	38.8

Set forth below is a summary of reconciliations of the non-GAAP financial information included in the Updated Five-Year Hawaiian Telcom Forecast to the most comparable GAAP financial measures based on financial information available to, or projected by, Hawaiian Telcom:

	2017E (6ME 12/31)	2017E	2018E	2019E	2020E	2021E
Net income (loss)	$(1.6)	$(7.5)	$1.7	$7.5	$9.5	$12.6
Income tax provision (credit)	(1.1)	(5.1)	1.2	5.3	6.7	8.9
Loss on early extinguishment of debt	0.0	4.8	0.0	0.0	0.0	0.0
Interest expense and other income and expense, net	8.8	16.6	15.1	14.6	14.0	12.6

Operating income	6.1	8.8	17.9	27.5	30.2	34.1
Depreciation and amortization	45.2	88.1	93.2	87.7	90.6	93.5
Non-cash stock and other performance-based compensation	1.5	3.0	3.0	3.0	3.0	3.0
SystemMetrics earn-out	0.0	0.0	0.0	0.0	0.0	0.0
Pension settlement loss	1.0	3.5	0.0	0.0	0.0	0.0
Early retirement plan severance	0.0	1.7	0.0	0.0	0.0	0.0
Other special items	1.7	3.1	2.0	2.0	2.0	2.0

Adjusted EBITDA	$55.4	$108.1	$116.1	$120.2	$125.8	$132.5

	2017E (6ME 12/31)	2017E	2018E	2019E	2020E	2021E
Adjusted EBITDA	$55.4	$108.1	$116.1	$120.2	$125.8	$132.5
Cash interest expense	(7.0)	(15.9)	(17.6)	(17.2)	(16.5)	(15.2)
Capital expenditures	(36.7)	(88.6)	(80.0)	(79.5)	(78.8)	(78.5)

Levered Free Cash Flow	$11.7	$3.6	$18.5	$23.5	$30.4	$38.8

Set forth below is a summary of the derivation of the non-GAAP financial measure, Unlevered Free Cash Flow, based on the Updated Five-Year Hawaiian Telcom Forecast:

	2017E (6ME 12/31)	2017E	2018E	2019E	2020E	2021E
Adjusted EBITDA	$55.4	$108.1	$116.1	$120.2	$125.8	$132.5
Stock-based compensation & other non-recurring items	(4.1)	(11.3)	(5.0)	(5.0)	(5.0)	(5.0)
Depreciation and amortization	(45.2)	(88.1)	(93.2)	(87.7)	(90.6)	(93.5)
Taxes at an effective rate of 38%	(2.3)	(3.3)	(6.8)	(10.5)	(11.5)	(12.9)
SEA-US capacity agreements	29.0	29.0	33.4	0.0	0.0	0.0
Depreciation and amortization	45.2	88.1	93.2	87.7	90.6	93.5
Capital expenditures	(36.7)	(88.6)	(80.0)	(79.5)	(78.8)	(78.5)
Pension & other postemployment benefits	(4.1)	(4.4)	(9.8)	(9.0)	(9.0)	(9.0)
Net working capital and Other(1)	(9.1)	(4.4)	(3.2)	(4.1)	(4.2)	(4.0)

Unlevered Free Cash Flow	$28.1	$25.1	$44.6	$12.2	$17.3	$23.2

(1)	Other includes provisions for uncollectible amounts and other non-cash income.

The Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition) and the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger)

Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition) (dollars in millions)

Prepared by Hawaiian Telcom’s Management in July 2017

The following are forecasts prepared by Hawaiian Telcom’s management in July 2017 relating to Cincinnati Bell, after taking into account the estimated pro forma effect of, and the synergies anticipated to result from, the OnX acquisition but without taking into account the estimated pro forma effect of the merger. Certain of the numbers may not sum due to rounding.

	2017E (6ME 12/31)	2017E	2018E	2019E	2020E	2021E
Cincinnati Bell revenue(1)	$600.3	$1,190.8	$1,191.6	$1,215.5	$1,253.9	$1,276.2
OnX revenue(1)	278.9	553.2	555.7	558.5	561.5	563.2

Total revenue	879.2	1,744.0	1,747.3	1,774.1	1,815.4	1,839.3

Cincinnati Bell Adjusted EBITDA(2)	148.3	294.3	302.4	300.9	303.6	310.2
OnX Adjusted EBITDA(2)	12.7	25.2	25.8	27.0	28.3	29.7
Synergies(3)	1.2	1.2	11.4	14.1	22.2	23.0

Total Adjusted EBITDA	$162.2	320.7	339.5	341.9	354.1	362.9

Cincinnati Bell capital expenditures	(99.3)	(197.0)	(194.7)	(179.4)	(188.8)	(193.8)
OnX capital expenditures	(2.0)	(3.9)	(6.0)	(6.9)	(7.8)	(7.8)
Synergies(3)	0.0	0.0	0.0	0.0	0.0	0.0

Total capital expenditures	(101.3)	(200.9)	(200.7)	(186.3)	(196.6)	(201.6)

Cincinnati Bell Operating Free Cash Flow	49.0	97.3	107.7	121.5	114.8	116.4
OnX Operating Free Cash Flow	10.7	21.3	19.8	20.1	20.5	21.9
Synergies(3)	1.2	1.2	11.4	14.1	22.2	23.0

Total Operating Free Cash Flow	$61.0	$119.7	$138.8	$155.6	$157.5	$161.3

Set forth below is a summary of the derivation of the non-GAAP financial measure, Unlevered Free Cash Flow, based on the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition):

	2017E (6ME 12/31)	2017E	2018E	2019E	2020E	2021E
Total Adjusted EBITDA	$162.2	$320.7	$339.5	$341.9	$354.1	$362.9
Stock-based compensation	(1.6)	(3.2)	(5.6)	(6.2)	(6.6)	(6.2)
Depreciation and amortization	(96.2)	(190.8)	(198.1)	(199.8)	(201.9)	(206.8)
Taxes at an effective rate of 38%	(24.5)	(48.1)	(51.6)	(51.7)	(55.3)	(57.0)
Depreciation and amortization	96.2	190.8	198.1	199.8	201.9	206.8
Capital expenditures	(101.3)	(200.9)	(200.7)	(186.3)	(196.6)	(201.6)
Pension & other postemployment benefits	(0.2)	(0.4)	(2.7)	(7.8)	(3.8)	(4.8)
Net working capital	5.4	10.7	(13.2)	(15.1)	(10.6)	(9.9)
Other(4)	3.1	6.2	5.1	5.0	4.2	3.8

Unlevered Free Cash Flow	$43.2	$85.0	$70.9	$79.9	$85.4	$87.2

(1)	Reflects Hawaiian Telcom management’s projections for Cincinnati Bell and OnX, each as a standalone company.

(2)	Cincinnati Bell Adjusted EBITDA reflects Hawaiian Telcom management’s projections for Cincinnati Bell as a standalone company; OnX Adjusted EBITDA reflects Hawaiian Telcom management’s projections for OnX as a standalone company.
(3)	Cincinnati Bell and OnX acquisition synergies are presented net of cost to achieve synergies and are estimates provided by Cincinnati Bell management for use by Hawaiian Telcom management.
(4)	Other includes provisions for loss on receivables, non-cash interest expense, loss on debt extinguishment and other.

Reconciliations of the non-GAAP financial information included in the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition) to GAAP financial measures is not feasible because OnX is a privately-held company and OnX GAAP earnings were not available to Hawaiian Telcom.

Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger) (dollars in millions)

Prepared by Hawaiian Telcom’s Management in July 2017

The following are forecasts prepared by Hawaiian Telcom’s management in July 2017 relating to Cincinnati Bell, after taking into account both the estimated pro forma effect of, and the synergies anticipated to result from, the OnX acquisition and the estimated pro forma effect of the merger. Certain of the numbers may not sum due to rounding.

	2017E (6ME 12/31)	2017E	2018E	2019E	2020E	2021E
Cincinnati Bell revenue(1)	$600.3	$1,190.8	$1,191.6	$1,215.5	$1,253.9	$1,276.2
Hawaiian Telcom revenue	193.7	380.2	397.1	413.8	431.5	452.8
OnX revenue(1)	278.9	553.2	555.7	558.5	561.5	563.2

Combined revenue	1,072.9	2,124.2	2,144.4	2,187.9	2,246.9	2,292.2

Cincinnati Bell Adjusted EBITDA(2)	148.3	294.3	302.4	300.9	303.6	310.2
Hawaiian Telcom Adjusted EBITDA(2)	55.4	108.1	116.1	120.2	125.8	132.5
OnX Adjusted EBITDA(2)	12.7	25.2	25.8	27.0	28.3	29.7
Synergies(3)	1.2	1.2	8.0	17.1	33.1	33.8

Combined Adjusted EBITDA	217.7	428.8	452.2	465.1	490.7	506.2

Cincinnati Bell capital expenditures	(99.3)	(197.0)	(194.7)	(179.4)	(188.8)	(193.8)
Hawaiian Telcom capital expenditures	(36.7)	(88.6)	(80.0)	(79.5)	(78.8)	(78.5)
OnX capital expenditures	(2.0)	(3.9)	(6.0)	(6.9)	(7.8)	(7.8)
Synergies	0.0	0.0	0.0	0.0	0.0	0.0

Combined capital expenditures	(138.0)	(289.5)	(280.7)	(265.8)	(275.4)	(280.1)

Cincinnati Bell Operating Free Cash Flow	49.0	97.3	107.7	121.5	114.8	116.4
Hawaiian Telcom Operating Free Cash Flow	18.7	19.5	36.1	40.7	47.0	54.0
OnX Operating Free Cash Flow	10.7	21.3	19.8	20.1	20.5	21.9
Synergies(3)	1.2	1.2	8.0	17.1	33.1	33.8

Combined Operating Free Cash Flow	$79.7	$139.3	$171.5	$199.3	$215.3	$226.1

Set forth below is a summary of the derivation of the non-GAAP financial measure, Unlevered Free Cash Flow, based on the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger):

	2017E (6ME 12/31)	2017E	2018E	2019E	2020E	2021E
Combined Adjusted EBITDA	$217.7	$428.8	$452.2	$465.1	$490.7	$506.2
Stock-based compensation & and other non-recurring items	(5.8)	(14.5)	(10.6)	(11.1)	(11.6)	(11.2)
Depreciation and amortization	(141.4)	(278.8)	(291.3)	(287.5)	(292.5)	(300.2)
Taxes at an effective rate of 38%	(26.8)	(51.5)	(57.1)	(63.3)	(70.9)	(74.0)
Depreciation and amortization	141.4	278.8	291.3	287.5	292.5	300.2
SEA-US capacity agreements	29.0	29.0	33.4	0.0	0.0	0.0
Capital expenditures	(138.0)	(289.5)	(280.7)	(265.8)	(275.4)	(280.1)
Pension & other postemployment benefits	(4.3)	(4.8)	(12.5)	(16.7)	(12.7)	(13.7)
Net working capital(4)	(3.7)	6.3	(16.5)	(19.2)	(14.8)	(13.9)
Other(5)	3.1	6.2	5.1	5.0	4.2	3.8

Unlevered Free Cash Flow	$71.3	$110.1	$113.3	$94.0	$109.4	$117.0

(1)	Reflects Hawaiian Telcom management’s projections for Cincinnati Bell and OnX, each as a standalone company.
(2)	Hawaiian Telcom Adjusted EBITDA means Adjusted EBITDA as defined and used in the Hawaiian Telcom Management Standalone Forecasts for Hawaiian Telcom as a standalone company; Cincinnati Bell Adjusted EBITDA reflects Hawaiian Telcom management’s projections for Cincinnati Bell as a standalone company; OnX EBITDA reflects Hawaiian Telcom management’s projections for OnX as a standalone company.
(3)	Cincinnati Bell, OnX acquisition and merger synergies are presented net of cost to achieve synergies and are estimates provided by Cincinnati Bell management for use by Hawaiian Telcom management.
(4)	Net working capital includes Cincinnati Bell net working capital, as estimated by Cincinnati Bell management, and Hawaiian Telcom net working capital and provisions for uncollectible amounts and other non-cash income, as estimated by Hawaiian Telcom management.
(5)	Other includes provisions for loss on receivables, non-cash interest expense, loss on debt extinguishment and other.

Reconciliations of the non-GAAP financial information included in the Five-Year Cincinnati Bell Forecast (Pro Forma for OnX Acquisition and the Merger) to GAAP financial measures is not feasible because OnX is a privately-held company and OnX GAAP earnings were not available to Hawaiian Telcom.

Treatment of Hawaiian Telcom Equity Awards

At the effective time of the merger, each outstanding rollover RSU will be converted into a time-based RSU of Cincinnati Bell, with respect to a number of Cincinnati Bell common shares (rounded down to the nearest whole share) determined by multiplying the number of shares of Hawaiian Telcom common stock subject to such rollover RSU by the ratio based upon the value of the mixed consideration described below, subject to substantially the same terms and conditions as were applicable to such rollover RSU immediately prior to the completion of the merger, with any applicable performance criteria deemed satisfied at target levels. The applicable ratio for converting such RSU is the sum of (i) the share portion of the mixed consideration plus (ii) the quotient of (A) the cash portion of the mixed consideration and (B) the closing price of one Cincinnati Bell common share on the last trading date preceding the closing date as reported on the NYSE.

At the effective time of the merger, each outstanding cash-out RSU will be canceled and converted into the right to receive in respect of each share of Hawaiian Telcom common stock subject to each cash-out RSU (i) the merger consideration (as determined by the holder’s election or non-election, as applicable) and (ii) a cash payment equal to any accrued dividend equivalents in respect of each such restricted stock unit. Holders of cash-out RSUs will be entitled to choose the share consideration, mixed consideration or cash consideration with respect to each share of Hawaiian Telcom common stock subject to their cash-out RSUs. Each share of Hawaiian Telcom common stock subject to a cash-out RSU with respect to which no election is made will receive the mixed consideration. Any applicable performance criteria will be based upon actual performance as of immediately prior to the effective time of the merger, as reasonably determined by the Hawaiian Telcom board of directors in consultation with Cincinnati Bell in respect of any performance period that has not concluded prior to the effective time of the merger.

Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger

In considering the recommendation of the Hawaiian Telcom board of directors that you vote to adopt the merger agreement, you should be aware that Hawaiian Telcom’s non-employee directors and executive officers have certain interests in the merger that are different from, or in addition to, those of Hawaiian Telcom’s stockholders generally. The Hawaiian Telcom board of directors was aware of and considered these interests, among other matters, in reaching its decisions to (i) approve the merger and the other transactions contemplated thereby, (ii) adopt, approve and declare advisable the merger agreement, and (iii) resolve to recommend the adoption of the merger agreement to Hawaiian Telcom stockholders. The transactions contemplated by the merger agreement will be a “change of control” for purposes of the Hawaiian Telcom executive compensation and benefit plans described below.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	the value of the merger consideration is $28.57 for each share of Hawaiian Telcom common stock, based on the average closing price per share of Hawaiian Telcom common stock over the five business days following the first public announcement of the transaction on July 10, 2017;

•	the effective time of the merger is August 8, 2017, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section; and

•	each executive officer of Hawaiian Telcom was terminated by Hawaiian Telcom without “cause” or resigned for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of August 8, 2017.

Change of Control Agreements

Hawaiian Telcom has entered into change of control agreements, which are referred to as the “change of control agreements”, with each of its four executive officers, who are also the named executive officers. The change of control agreements provide for certain payments and other benefits if, within the period beginning six months before, and ending 24 months after, a “change of control”, Hawaiian Telcom terminates the executive officer’s employment without “cause” or the executive officer terminates his employment for “good reason”, referred to as a “qualifying termination”. Such payments and benefits include: (i) payment to Mr. Barber of an amount equal to two times the sum of his base salary plus target bonus for the year of termination, (ii) payment to each of the other executive officers of an amount equal to 1.5 times the sum of such executive officer’s base salary plus target bonus for the year of termination, (iii) continued medical insurance benefits for a period of 24 months for Mr. Barber and 18 months for each of the other executive officers, and (iv) a pro rata portion of the executive officer’s bonus for the year of termination based on actual performance over the entire year. One and a half times Mr. Barber’s base salary is payable in equal installments over 18 months, with the remaining portion of the base salary and target bonus payment payable in a lump sum shortly following a qualifying termination and one times each other named executive officer’s base salary is payable in equal installments over 12 months, with the remaining portion of the base salary and target bonus payments payable in a lump sum shortly following a qualifying termination.

The completion of the merger will constitute a “change of control” for purposes of the change of control agreements.

Payment of any benefits under the change of control agreements is conditioned upon the executive officer executing a general waiver and release, confidentiality and non-disparagement agreement. In addition, each executive officer is subject to non-competition and employee and customer non-solicitation restrictions for one year following termination of employment for any reason.

For purposes of the change of control agreements, “good reason” generally means (i) a material diminution in the authority, duties or responsibilities of the executive officer or the supervisor to whom the executive officer is required to report, (ii) a material breach by Hawaiian Telcom of the change of control agreement or the executive officer’s employment offer letter or employment agreement, (iii) the relocation of the executive officer’s principal office without consent to a location that is in excess of fifty miles from Honolulu, Hawai‘i, (iv) a reduction in total direct compensation in amount greater than 10% of the previous year’s total direct compensation that is not caused by below target performance of performance-based compensation or (v) the failure of the successor in interest to Hawaiian Telcom to assume the obligations under the change of control agreement.

For purposes of the change of control agreements, “cause” generally means the executive officer’s (i) failure to follow a legal order of the Hawaiian Telcom board of directors, (ii) gross or willful misconduct in the performance of duties that causes or is reasonably likely to cause damage to Hawaiian Telcom, (iii) conviction of felony or crime involving material dishonesty or moral turpitude, (iv) fraud or, other than with respect to a de minimis amount, personal dishonesty involving Hawaiian Telcom’s assets or (v) unlawful use (including being under the influence) or possession of illegal drugs on Hawaiian Telcom’s premises or while performing duties and responsibilities to Hawaiian Telcom.

For the estimated amounts that each of Hawaiian Telcom’s named executive officers would receive under the change of control agreements upon a covered termination of employment, see the section titled “—Quantification of Potential Payments and Benefits to Hawaiian Telcom’s Named Executive Officers in Connection with the Merger”.

Executive Severance Plan

Each of Hawaiian Telcom’s executive officers are eligible to participate and receive benefits under Hawaiian Telcom’s executive severance plan (the “executive severance plan”). Under the executive severance plan, each executive officer has the right to receive certain payments in the event of a termination by Hawaiian Telcom without “cause” or by the executive officer for “good reason” (each as defined in the executive severance plan); provided that the executive officer is not otherwise eligible to receive benefits under a change of control agreement. As such, in the event an executive officer experiences a qualifying termination within six months before or 24 months after the effective time of the merger, such executive officer would only receive the payments described above pursuant to the change of control agreements and would not receive any payments under the executive severance plan.

Equity Awards

As described above, in the section titled “—Treatment of Hawaiian Telcom Equity Awards”, at the effective time of the merger, (i) each cash-out RSU will be canceled and converted into the right to receive in respect of each share of Hawaiian Telcom common stock subject to each cash-out RSU (a) the merger consideration (as determined by the holder’s election or non-election, as applicable) and (b) a cash payment equal to any accrued dividend equivalents in respect of each such RSU, with any applicable performance criteria based upon actual performance as of immediately prior to the effective time of the merger, as reasonably determined by the Hawaiian Telcom board of directors in consultation with Cincinnati Bell in respect of any performance period that has not concluded prior to the effective time of the merger, and (ii) each rollover RSU will be converted into a time-based RSU of Cincinnati Bell, with respect to a number of Cincinnati Bell common shares (rounded down to the nearest whole share) determined by multiplying the number of shares of Hawaiian Telcom common stock subject to such rollover RSU by a ratio based upon the value of the mixed consideration, subject to substantially the same terms and conditions, including time-based vesting, as were applicable to such rollover RSU immediately prior to the completion of the merger, with any applicable performance criteria deemed satisfied at target levels.

Treatment of Rollover RSUs upon Termination of Employment Following the Merger

If an executive officer’s employment is terminated by Hawaiian Telcom without “cause” or by the executive officer under circumstances which would constitute “good reason”, in either case within the period beginning two months before, and ending 24 months after, the effective time of the merger, the rollover RSUs will fully vest upon such termination. For purposes of the rollover RSUs held by the executive officers, “cause” and “good reason” are defined in the same manner as under the change of control agreements.

For an estimate of the amounts that would become payable to each of Hawaiian Telcom’s named executive officers in respect of their unvested Hawaiian Telcom RSUs, see the section titled “—Quantification of Potential Payments and Benefits to Hawaiian Telcom’s Named Executive Officers in Connection with the Merger”.

Non-Employee Directors RSUs

All of the Hawaiian Telcom RSUs held by Hawaiian Telcom’s non-employee directors are cash-out RSUs. Based on the assumptions described above under “—Certain Assumptions”, the estimated aggregate amount that would become payable to Hawaiian Telcom’s non-employee directors in respect of their unvested cash-out RSUs is $916,783.

For more information on equity holdings of Hawaiian Telcom’s non-employee directors and executive officers, see the section titled “Security Ownership of Certain Beneficial Owners and Management of Hawaiian Telcom”.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Hawaiian Telcom non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section titled “The Merger Agreement—Indemnification and Directors’ and Officers’ Insurance” beginning on page 137.

Quantification of Potential Payments and Benefits to Hawaiian Telcom’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about the merger-related compensation.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger. For purposes of calculating such amounts, the following assumptions were used:

•	the value of the merger consideration is $28.57 for each share of Hawaiian Telcom common stock based on the average closing price per share of Hawaiian Telcom common stock over the five business days following the first public announcement of the transaction on July 10, 2017;

•	the effective time is August 8, 2017, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section; and

•	each named executive officer of Hawaiian Telcom was terminated by Hawaiian Telcom without “cause” or resigned for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of August 8, 2017.

As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “single-trigger” refers to payments and benefits that are payable upon the effective time of the merger, solely as a result of the merger, and “double-trigger” refers to benefits that require two conditions, which are the effective time of the merger, as well as a qualifying termination of employment within a specified time following the effective time of the merger.

Named Executive Officer	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Scott K. Barber	$2,277,000	$2,050,811	$26,142	$4,353,953
Dan T. Bessy	$1,064,873	$890,641	$27,320	$1,982,834
John T. Komeiji	$1,002,750	$830,587	$22,185	$1,855,522
Kevin T. Paul	$720,018	$517,202	$27,320	$1,264,540

(1) Cash. The amounts reported in this column consist of cash severance that includes the following: (i) payment to Mr. Barber of an amount equal to two times the sum of his base salary plus target bonus for the year of termination, with the portion of such amount equal to 1.5 times his base salary to be paid over 18 months and the balance to be paid in a lump sum shortly following termination, (ii) payment to each of the other named executive officers of an amount equal to 1.5 times the sum of such named executive officer’s base salary plus target bonus for the year of termination, with the portion of such amount equal to one times their respective base salary to be paid over 12 months and the balance to be paid in a lump sum shortly following termination, and (iii) a pro rata portion of the named executive officer’s bonus for the year of termination based on actual performance over the entire year (assuming the target level of performance for purposes of this disclosure), paid in a lump sum at the time such bonuses are generally paid under Hawaiian Telcom’s annual bonus plan. The cash severance payments are considered “double-trigger”. Payment of the cash severance payments is conditioned upon the executive officer executing a general waiver and release, confidentiality and non-disparagement agreement.

The table below quantifies each separate component of the cash severance compensation included in the aggregate total reported above.

Named Executive Officer	Base Salary Component of Severance Paid in Installments	Base Salary Component of Severance Paid in Lump Sum	Bonus Component of Severance	Pro-Rata Bonus
Scott K. Barber	$742,500	$247,500	$990,000	$297,000
Dan T. Bessy	$346,300	$173,150	$389,588	$155,835
John T. Komeiji	$350,000	$175,000	$341,250	$136,500
Kevin T. Paul	$307,700	$153,850	$184,620	$73,848

(2) Equity. Pursuant to the terms of the outstanding Hawaiian Telcom RSUs, each named executive officer would be entitled to either “single trigger” accelerated vesting with respect to his cash-out RSUs or accelerated vesting of rollover RSUs upon a “double trigger” qualifying termination within two months before or 24 months after the effective time of the merger. We have assumed that the named executive officers will experience a qualifying termination at the effective time. The value of the unvested accelerated RSUs is equal to $28.57 multiplied by the number of unvested RSUs as of August 8, 2017, consistent with the methodology applied under

SEC Regulation S-K Item 402(t)(2). In accordance with the governing awards agreements, for outstanding RSUs granted in 2014 and 2015 originally subject to performance conditions (which are single-trigger), these values reflect the portion of the maximum number of such unvested RSUs that will immediately vest upon the effective time of the merger taking into account actual performance through such date. For RSU grants made in 2016 (which are single-trigger) and 2017 (which are double-trigger), these values assume the target number of RSUs subject to performance conditions will vest at the target level of performance. The amounts in this column for the unvested RSUs do not reflect any taxes payable by the named executive officers. For further details regarding the treatment of Hawaiian Telcom equity awards in connection with the merger, see the section titled “—Interests of Hawaiian Telcom’s Directors and Executive Officers in the Merger—Equity Awards”. The value of each such benefit is shown in the following table:

Named Executive Officer	Value of Unvested Cash-Out RSUs (single-trigger)	Value of Unvested Rollover RSUs (double-trigger)
Scott K. Barber	$989,093	$1,061,718
Dan T. Bessy	$466,205	$424,436
John T. Komeiji	$487,404	$343,183
Kevin T. Paul	$290,928	$226,274

(3) Perquisites/Benefits. The change of control agreements provide, upon a “double trigger” qualifying termination within six months before or 24 months after the effective time of the merger, continued medical insurance benefits for a period of 24 months for Mr. Barber and 18 months for each of the other named executive officers at the expense of Hawaiian Telcom.

Cincinnati Bell’s Reasons for the Merger

Cincinnati Bell believes the merger will create sustainable long-term value for its shareholders by adding meaningful scale, securing a larger fiber footprint and enabling the combined company to capitalize on the growing demand for fiber capacity. Key factors considered by Cincinnati Bell in entering into the merger include the following:

•	the merger is expected to provide the combined company with greater geographic and customer diversity;

•	Cincinnati Bell’s belief that in combining Cincinnati Bell’s fiber expertise and success with Hawaiian Telcom’s strong presence as an incumbent carrier with leading market share and strong brand equity, the combined company will be in a better position to pursue accretive fiber investments across both geographies, as well as system upgrades;

•	the merger is expected to grow Cincinnati Bell’s fiber footprint by over 40%, from 10,000 route miles to more than 14,000;

•	the merger is expected to grow Cincinnati Bell’s Internet subscriber base by 35% to well over 400,000, and its video subscribers by 30% to over 180,000;

•	Cincinnati Bell’s and Hawaiian Telcom’s complimentary values, goals and business strategies, including a shared focus on investment in fiber;

•	Cincinnati Bell’s expectation that the merger will be accretive to free cash flow per share for its shareholders once synergies are fully realized;

•	Cincinnati Bell’s expectation that the merger will add value to Hawaiian Telcom’s IT Services and Hardware business through enhanced and expanded capabilities, certifications, and vendor relationships, which will allow Hawaiian Telcom to compete with a lower cost structure and broader product portfolio;

•	Cincinnati Bell’s expectation that the combined company’s financial and operational scale will obtain financing at more favorable terms and enhance strategic flexibility and financial stability;

•	Cincinnati Bell’s expectation that the transaction will provide the combined company meaningful synergies through operational efficiencies, IT support savings, reductions in public company costs and efficiencies in professional services and back office systems; and

•	Cincinnati Bell’s belief that the combined company will be able to obtain lower cost programming, enabling it to compete more effectively with cable television competitors.

Board of Directors and Executive Officers After the Merger

Board of Directors and Executive Officers of Cincinnati Bell After the Merger

The composition of the board of directors and executive officers of Cincinnati Bell will not change as a result of the merger, except that pursuant to the merger agreement, unless the merger agreement is terminated or the completion of the merger does not occur, Cincinnati Bell will appoint to its board of directors two persons selected by Hawaiian Telcom, subject to approval of such persons by the Cincinnati Bell board of directors (not to be unreasonably withheld, conditioned or delayed). The two new directors will be in addition to the nine directors serving on the Cincinnati Bell board of directors immediately prior to the effective time of the merger.

As of the date of this proxy statement/prospectus, Cincinnati Bell and Hawaiian Telcom have not made a determination as to which two directors would be selected by Hawaiian Telcom to be appointed to Cincinnati Bell’s board of directors.

Board of Directors and Executive Officer of the Surviving Corporation After the Merger

As of the effective time of the merger, the directors of Merger Sub immediately prior to the effective time of the merger will be the directors of Hawaiian Telcom, as the surviving corporation immediately following the effective time of the merger, until their respective successors are duly appointed and qualified, or until their earlier resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of Hawaiian Telcom immediately prior to the effective time of the merger shall continue as the officers of the surviving corporation immediately following the effective time of the merger until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The board of directors of the surviving corporation will include individuals who are domiciled in Hawai‘i.

Regulatory Approvals Required for the Merger

The following is a summary of the material regulatory requirements for completion of the merger. There can be no guarantee if or when any of the consents or approvals required for the merger will be obtained or as to any conditions that such consents and approvals may contain. Cincinnati Bell and Hawaiian Telcom intend to make all required filings as promptly as practicable. The management of each of Cincinnati Bell and Hawaiian Telcom currently believe that the necessary regulatory approvals can be obtained by the second half of 2018; however, there can be no assurances that such approvals will be obtained in accordance with this timing or at all. For further information, please see the section titled “Risk Factors” beginning on page 40.

The merger is subject to the requirements of the Hart-Scott-Rodino Act and the rules promulgated by the FTC, which prevent transactions such as the merger from being completed until (i) certain information and materials are furnished to DOJ and the FTC and (ii) the applicable waiting period is terminated or expires.

In addition, completion of the merger is also conditioned upon the receipt of approvals from the FCC, the State of Hawai‘i Department of Commerce and Consumer Affairs and the Hawai‘i Public Utilities Commission. There can be no assurance that the requisite FCC and state approvals will be obtained on a timely basis or at all.

Cincinnati Bell and Hawaiian Telcom also intend to make all required filings under the Securities Act and the Exchange Act relating to the merger and obtain all other approvals and consents which may be necessary to give effect to the merger.

Appraisal Rights

If the merger is completed, stockholders who have complied exactly with the procedures set forth in Section 262, including stockholders who: (i) do not vote in favor of the adoption of the merger agreement; (ii) continuously hold their shares of Hawaiian Telcom common stock through the effective time; and (iii) properly demand appraisal of their shares of Hawaiian Telcom common stock in compliance with the requirements of Section 262 are entitled to exercise appraisal rights in connection with the merger under Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under Section 262 and is qualified in its entirety by the full text of Section 262, which is attached to this proxy statement/prospectus as Annex D and incorporated herein by reference. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders exercise their appraisal rights under Section 262. Only a holder of record of shares of Hawaiian Telcom common stock is entitled to demand appraisal rights for the shares registered in such holder’s name. A person having a beneficial interest in shares of Hawaiian Telcom common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of Hawaiian Telcom common stock through a bank, broker or other nominee and you wish to demand appraisal, you should consult with your bank, broker or the other nominee.

Under Section 262, holders of shares of Hawaiian Telcom common stock who: (i) do not vote in favor of the adoption of the merger agreement; (ii) continuously hold their shares of Hawaiian Telcom common stock through the effective time; and (iii) otherwise follow exactly the procedures set forth in Section 262, will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of Hawaiian Telcom common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except with respect to certain advance payments described below, interest on an appraisal award will accrue and compound quarterly from the effective time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to exercise appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus constitutes Hawaiian Telcom’s notice to stockholders that appraisal rights are available in connection with the merger, and the full text of Section 262 is attached to this proxy statement/prospectus as Annex D. In connection with the merger, any holder of shares of Hawaiian Telcom common stock who wishes to exercise appraisal rights or who wishes to preserve such holder’s right to do so should review the following discussion and Annex D carefully.

Failure to comply exactly with the requirements of Section 262 in a timely and proper manner will result in the loss of appraisal rights under the DGCL.

A stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration described in the merger agreement. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of Hawaiian Telcom common stock, Hawaiian Telcom believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Stockholders wishing to perfect the right to seek an appraisal of their shares of Hawaiian Telcom common stock must, among other requirements, do ALL of the following:

•	the stockholder must not vote in favor of the proposal to adopt the merger agreement;

•	the stockholder must deliver to Hawaiian Telcom a written demand for appraisal that complies with Section 262 before the vote on the proposal to adopt the merger agreement at the special meeting; and

•	the stockholder must continuously hold the shares of Hawaiian Telcom common stock through the effective time.

The stockholder or the surviving corporation must also file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares of Hawaiian Telcom common stock within 120 days after the effective time. The surviving corporation is under no obligation to file any petition and has no intention of doing so.

If a stockholder signs and returns a proxy card or submits a proxy via the Internet or telephone without abstaining or expressly directing that his, her or its shares of Hawaiian Telcom common stock be voted against the proposal to adopt the merger agreement, such stockholder will effectively waive his, her or its appraisal rights with respect to shares represented by the proxy because such shares will be voted in favor of the proposal to adopt the merger agreement. Accordingly, if a stockholder desires to exercise and perfect appraisal rights with respect to any of his, her or its shares of Hawaiian Telcom common stock, such stockholder must either (1) refrain from voting in person in favor of the proposal to adopt the merger agreement, (2) refrain from executing and returning the enclosed proxy card, or submitting a proxy via the Internet or by telephone, in each case in favor of the proposal to adopt the merger agreement or without specifying any voting instructions with respect to such proxy, or (3) vote in person or check either the “against” or the “abstain” box next to the proposal on such card or by submitting a proxy via the Internet or by telephone in each case against the proposal or register in person an abstention with respect thereto. A vote or proxy against the proposal to adopt the merger agreement will not, in and of itself, constitute a demand for appraisal.

Filing Written Demand

Any holder of shares of Hawaiian Telcom common stock wishing to exercise appraisal rights must deliver to Hawaiian Telcom, before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to the stockholders, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote or submit a proxy in favor of the adoption of the merger agreement. A holder of shares of Hawaiian Telcom common stock exercising appraisal rights must hold of record the shares on the date the written demand for appraisal is made, and must continue to hold the shares of record through the effective time. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting will result in a loss of appraisal rights under the DGCL.

Only a holder of record of shares of Hawaiian Telcom common stock is entitled to demand appraisal rights for the shares registered in such holder’s name. A demand for appraisal in respect of shares of Hawaiian Telcom common stock should be executed by or on behalf of the holder of record and must reasonably inform Hawaiian

Telcom of the identity of the holder and state that the person intends thereby to demand appraisal of the holder’s shares of Hawaiian Telcom common stock in connection with the merger. If the shares of Hawaiian Telcom common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by or on behalf of the record owner, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners.

STOCKHOLDERS WHO HOLD THEIR SHARES OF HAWAIIAN TELCOM COMMON STOCK IN BROKERAGE OR BANK ACCOUNTS OR OTHER NOMINEE FORMS AND WHO WISH TO DEMAND APPRAISAL RIGHTS SHOULD CONSULT WITH THEIR BANK, BROKER OR OTHER NOMINEES, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKER OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES OF HAWAIIAN TELCOM COMMON STOCK. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF HAWAIIAN TELCOM COMMON STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKER OR OTHER NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.

All written demands for appraisal pursuant to Section 262 should be delivered to:

Hawaiian Telcom Holdco, Inc.

Attn: Secretary and General Counsel

1177 Bishop Street

Honolulu, Hawai‘i 96813

Any holder of shares of Hawaiian Telcom common stock may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to Hawaiian Telcom a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time will require written approval of the surviving corporation.

No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that such dismissal will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time.

Notice by the Surviving Corporation

If the merger is completed, within ten days after the effective time, the surviving corporation will notify each holder of shares of Hawaiian Telcom common stock who has made a written demand for appraisal pursuant to Section 262 and who has not voted in favor of the adoption of the merger agreement that the merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time, the surviving corporation or any holder of shares of Hawaiian Telcom common stock who has complied with Section 262 and is entitled to exercise appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving corporation is under no obligation, and has no present intention, to file a petition, and holders should not assume that the surviving corporation will file a petition or initiate any negotiations with respect to the fair value of the shares of Hawaiian Telcom common stock. Accordingly, any holders of shares of Hawaiian Telcom common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Hawaiian Telcom common stock within the time and in the manner prescribed by Section 262. The failure of a holder of shares of Hawaiian Telcom common stock to file such a petition within the period specified in Section 262 will nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the effective time, any holder of shares of Hawaiian Telcom common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement with respect to which Hawaiian Telcom has received demands for appraisal, and the aggregate number of holders of such shares. The surviving corporation must mail this statement to the requesting stockholder within ten days after receipt of the written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the surviving corporation the foregoing statements. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for an appraisal is duly filed by a holder of shares of Hawaiian Telcom common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on such duly verified list. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to exercise appraisal rights thereunder. The Delaware Court of Chancery may require stockholders demanding appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Additionally, because shares of Hawaiian Telcom common stock will be listed on NASDAQ immediately prior to the effective time, the Delaware Court of Chancery is required under Section 262 of the DGCL to dismiss the proceedings as to all holders of shares of Hawaiian Telcom common stock who are otherwise entitled to appraisal rights unless (1) the total number of shares of Hawaiian Telcom common stock entitled to appraisal exceeds 1% of the outstanding shares of Hawaiian Telcom common stock or (2) the value of the consideration provided in the merger for such total number of shares of Hawaiian Telcom common stock exceeds $1 million.

Determination of Fair Value

After determining the holders of Hawaiian Telcom common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of the shares of Hawaiian Telcom common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery may take into account all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, and except with respect to the advance payments described below, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceeding, the surviving corporation may pay to each holder of shares of Hawaiian Telcom common stock entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such holder of shares of Hawaiian Telcom common stock), in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares of Hawaiian Telcom common stock as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court may consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262. Although Hawaiian Telcom believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Hawaiian Telcom nor Cincinnati Bell anticipates offering more than the merger consideration to any stockholder exercising appraisal rights, and each of Hawaiian Telcom and Cincinnati Bell reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Hawaiian Telcom common stock is less than the merger consideration.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of his, her or its shares of Hawaiian Telcom common stock under Section 262 fails to perfect, or loses or successfully withdraws, such holder’s right to appraisal, such stockholder’s shares of Hawaiian Telcom common stock will be deemed to have been converted at the effective time into the right to receive the merger consideration. A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262.

From and after the effective time, no stockholder who has demanded appraisal rights will be entitled to vote such shares of Hawaiian Telcom common stock for any purpose or to receive payment of dividends or other distributions on Hawaiian Telcom common stock, except dividends or other distributions on the holder’s shares of Hawaiian Telcom common stock, if any, payable to stockholders as of a time prior to the effective time. If no petition for an appraisal is filed, or if the stockholder delivers to the surviving corporation a written withdrawal of the demand for an appraisal and an acceptance of the merger, either within 60 days after the effective time or thereafter with the written approval of the surviving corporation, then the right of such stockholder to an appraisal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any stockholder who commenced the proceeding or joined that proceeding as a named party without the approval of the court.

Failure to comply exactly with all of the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

New York Stock Exchange Listing of Cincinnati Bell Common Shares; Delisting and Deregistration of Hawaiian Telcom Common Stock

It is a condition to the completion of the merger that the Cincinnati Bell common shares issuable as merger consideration be approved for listing on the NYSE, subject to official notice of issuance. It is expected that following the merger, Cincinnati Bell common shares will continue to trade on the NYSE under the symbol “CBB”.

If the merger is completed, Hawaiian Telcom common stock will be delisted from NASDAQ and deregistered under the Exchange Act, and, accordingly, Hawaiian Telcom will no longer be a public company or be required to file periodic reports with the SEC with respect to Hawaiian Telcom common stock.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

The following summarizes material provisions of the merger agreement, which is included as Annex A to this proxy statement/prospectus and is incorporated herein by reference in its entirety. The rights and obligations of Cincinnati Bell and Hawaiian Telcom are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. Hawaiian Telcom stockholders are urged to read the merger agreement carefully and in its entirety as well as this proxy statement/prospectus before making any decisions regarding the merger.

The merger agreement is included with this proxy statement/prospectus only to provide you with information regarding the terms of the merger agreement, and not to provide you with any other factual information regarding Cincinnati Bell, Hawaiian Telcom or their respective subsidiaries or businesses. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	have been made only for purposes of the merger agreement;

•	have been qualified by certain documents filed with, or furnished to, the SEC by Cincinnati Bell or Hawaiian Telcom, as applicable, prior to the date of the merger agreement;

•	have been qualified by confidential disclosures made to Hawaiian Telcom or Cincinnati Bell, as applicable, in connection with the merger agreement;

•	are subject to materiality qualifications contained in the merger agreement which may differ from what may be viewed as material by investors;

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement; and

•	have been included in the merger agreement for the purpose of allocating risk between Cincinnati Bell and Merger Sub, on the one hand, and Hawaiian Telcom, on the other hand, rather than establishing matters as facts.

You should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Cincinnati Bell, Hawaiian Telcom or any of their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Cincinnati Bell’s or Hawaiian Telcom’s public disclosures.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where To Find More Information” beginning on page 192 of this proxy statement/prospectus.

This summary is qualified in its entirety by reference to the merger agreement.

Form and Effects of the Merger; Organizational Documents of the Surviving Corporation; Directors and Officers

The merger agreement provides for the merger of Merger Sub with and into Hawaiian Telcom. Hawaiian Telcom will be the surviving corporation in the merger and will become a direct wholly owned subsidiary of Cincinnati Bell.

At the effective time of the merger, the amended and restated certificate of incorporation of Hawaiian Telcom immediately prior the effective time of the merger shall be the certificate of incorporation of the surviving corporation. The bylaws of the surviving corporation in effect from and after the effective time of the merger and until thereafter changed or amended as provided therein or by applicable law shall be in the form of the bylaws of Merger Sub as in effect immediately prior to the effective time of the merger.

The composition of the board of directors and executive officers of Cincinnati Bell will not change as a result of the merger, except that pursuant to the merger agreement, unless the merger agreement is terminated or the completion of the merger does not occur, Cincinnati Bell will appoint to its board of directors two persons selected by Hawaiian Telcom, subject to approval of such persons by the Cincinnati Bell board of directors (not to be unreasonably withheld, conditioned or delayed). The two new directors will be in addition to the nine directors serving on the Cincinnati Bell board of directors immediately prior to the effective time of the merger.

As of the date of this proxy statement/prospectus, Cincinnati Bell and Hawaiian Telcom have not made a determination as to which two directors would be selected by Hawaiian Telcom to be appointed to Cincinnati Bell’s board of directors.

As of the effective time of the merger, the directors of Merger Sub immediately prior to the effective time of the merger will be the directors of Hawaiian Telcom, as the surviving corporation immediately following the effective time of the merger, until their respective successors are duly appointed and qualified, or until their earlier resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of Hawaiian Telcom immediately prior to the effective time of the merger shall continue as the officers of the surviving corporation immediately following the effective time of the merger until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The board of directors of the surviving corporation will include individuals who are domiciled in Hawai‘i.

Closing and Effective Time of the Merger

Unless the parties agree otherwise, the closing of the merger will take place no later than the second business day after all conditions to the completion of the merger have been satisfied or waived, except that if the marketing period has not ended prior to the time that the closing would otherwise have occurred, then the closing will occur instead on the earliest of (i) any business day during the marketing period as may be specified by Cincinnati Bell on no less than two business days’ prior written notice to Hawaiian Telcom, (ii) the second business day following the final day of the marketing period or (iii) such other place, time and date as may be agreed by Cincinnati Bell and Hawaiian Telcom. The merger will be effective when the parties file a Certificate of Merger with the Secretary of State of the State of Delaware, unless the parties agree to a later time for the effectiveness of the merger prior to the filing of such Certificate of Merger and so specify that time in the Certificate of Merger.

Cincinnati Bell and Hawaiian Telcom currently expect to complete the merger in the second half of 2018, subject to receipt of the Hawaiian Telcom Stockholder Approval and the required regulatory approvals and the satisfaction or waiver of the conditions to the merger described in the merger agreement.

Marketing Period

The “marketing period” will be the first period of 15 consecutive business days commencing on the first business day following September 5, 2017 on which (i) Cincinnati Bell will have the audited financial statements of Hawaiian Telcom for the three most recently completed fiscal years ended at least 90 days prior to the closing date, unaudited financial statements of Hawaiian Telcom for each subsequent fiscal quarter ended at least 45 days before the closing date, information regarding Hawaiian Telcom and its subsidiaries that is reasonably necessary for Cincinnati Bell to prepare pro forma financial statements under and in accordance with Article 11 of Regulation S-X and business and financial information of the type required in a registered offering under the Securities Act, which information is collectively referred to as the “required financial information”, and (ii) neither of the following circumstances applies:

(1)	Deloitte & Touche LLP has withdrawn its audit opinion with respect to any year end audited financial statements set forth in the required financial information, or

(2)	any of the financial statements included in the required financial information have been restated or the board of directors of Hawaiian Telcom has determined that a restatement of any such financial statements included in the required financial information is required.

Merger Consideration

Upon completion of the merger, each share of Hawaiian Telcom common stock issued and outstanding immediately prior to the completion of the merger (other than excepted shares) will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the merger agreement and described below, (i) 1.6305 Cincinnati Bell common shares, plus cash in lieu of fractional shares; (ii) 0.6522 Cincinnati Bell common shares and $18.45 in cash, without interest, plus cash in lieu of fractional shares; or (iii) $30.75 in cash, without interest. Hawaiian Telcom stockholders who elect to receive the share consideration or the cash consideration will be subject to proration to ensure that the aggregate number of Cincinnati Bell common shares to be issued by Cincinnati Bell in the merger and the aggregate amount of cash to be paid in the merger will be the same as if all stockholders received the mixed consideration.

Cincinnati Bell will not issue any fractional shares of Cincinnati Bell common shares in the merger. Instead, a Hawaiian Telcom stockholder who otherwise would have received a fraction of a Cincinnati Bell common share will receive an amount in cash equal to such fractional amount multiplied by the closing sale price of Cincinnati Bell common shares on the NYSE on the last trading day prior to the effective time of the merger.

If the merger is completed, stockholders who do not vote in favor of the adoption of the merger agreement, who continuously hold their shares of Hawaiian Telcom common stock through the effective time and who properly demand appraisal of their shares of Hawaiian Telcom common stock in compliance with the requirements of Section 262 will be entitled to exercise appraisal rights in connection with the merger under Section 262. This means that holders of shares of Hawaiian Telcom common stock who may exercise appraisal rights and who also have properly exercised, perfected and not lost those appraisal rights are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Hawaiian Telcom common stock, exclusive of any elements of value arising from the accomplishment or expectation of the merger, together with interest (subject to certain exceptions) to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery, so long as those holders comply exactly with the procedures established by Section 262. For additional information about appraisal rights, see “Special Meeting of Hawaiian Telcom Stockholders—Appraisal Rights” beginning on page 60 of this proxy statement/prospectus.

If, between July 9, 2017 and the effective time of the merger, the number of outstanding Cincinnati Bell common shares or shares of Hawaiian Telcom common stock changes into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event occurs, then the merger consideration will be appropriately adjusted to provide to Cincinnati Bell and the holders of Hawaiian Telcom common stock the same economic effect as contemplated by the merger agreement prior to such event.

Based upon the closing sale price of the Cincinnati Bell common shares on the NYSE of $[            ] on [            ], 2017, the last practicable trading date prior to the date of this proxy statement/prospectus, (i) the value of the share consideration was approximately $[            ], (ii) the value of the mixed consideration was approximately $[            ] and (iii) the value of the cash consideration was $30.75.

Election Materials and Procedures

An election form will separately be mailed to each holder of record of Hawaiian Telcom common stock, which permits the holder (or, in the case of nominee record holders, the beneficial owner, through proper instructions and documentation) to specify: (i) the number of shares of such holder’s Hawaiian Telcom common stock with respect to which such holder makes a mixed election, (ii) the number of shares of such holder’s Hawaiian Telcom common stock with respect to which such holder makes a cash election and (iii) the number of shares of such holder’s Hawaiian Telcom common stock with respect to which such holder makes a share election. Hawaiian Telcom and Cincinnati Bell have mutually agreed pursuant to the merger agreement that the deadline for submitting a properly completed and signed election form will be 5:00 p.m., New York time, on the date that Hawaiian Telcom and Cincinnati Bell agree is as near as practicable to two business days prior to the anticipated closing date of the merger (the “election deadline”). Hawaiian Telcom and Cincinnati Bell will cooperate to publicly announce by press release the election deadline at least five business days prior to the election deadline. While Hawaiian Telcom and Cincinnati Bell have agreed to establish an election deadline that is a relatively short period of time before the anticipated closing date of the merger, there can be no assurance that unforeseen circumstances will not cause the anticipated closing date of the merger to be delayed after the election deadline has been established. If the anticipated closing date of the merger is delayed to a subsequent date, the election deadline will not be delayed. Cincinnati Bell will direct the exchange agent to make election forms available as may be reasonably requested by all persons who acquire shares of Hawaiian Telcom common stock during the period following the record date for the special meeting and prior to the election deadline. Any shares of Hawaiian Telcom common stock (other than dissenting shares) with respect to which the exchange agent has not received an effective, properly completed election form by the election deadline will be deemed to be “non-election shares”, and the holders of such non-election shares will be deemed to have made a mixed election with respect to such non-election shares.

An election will be considered to have been made properly only if the exchange agent receives by the election deadline an election form properly completed and signed and accompanied by, as applicable:

•	certificates representing shares of Hawaiian Telcom common stock to which the election form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Hawaiian Telcom,

•	an appropriate customary guarantee of delivery of such certificates, as set forth in such election form, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (provided such certificates are then delivered to the exchange agent by the time required in such guarantee of delivery) or

•	in the case of book-entry shares, any additional documents specified in the procedures set forth in the election form.

After an election is properly made with respect to any shares of Hawaiian Telcom common stock, any subsequent transfer of such shares will automatically revoke such election.

Any election form may be revoked or changed by the authorized person properly submitting such election form, by written notice received by the exchange agent prior to the election deadline. In the event an election form is revoked prior to the election deadline, the shares of Hawaiian Telcom common stock represented by such election form will become non-election shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of Hawaiian Telcom common stock prior to the election deadline. Subject to the terms of the merger agreement and the election form, the exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent (or, in the event that the exchange agent declines to make any such determination, the joint determination of Cincinnati Bell and Hawaiian Telcom) regarding such matters shall be binding and conclusive. None of Cincinnati Bell, Hawaiian Telcom or the exchange agent shall be under any obligation to notify any person of any defect in an election form. If the merger is not completed, termination of the merger agreement will result in the revocation of all election forms delivered to the exchange agent prior to such termination.

The election form and proxy card are separate documents and should each be completed in their entirety and sent to the appropriate addressee as directed in the instructions accompanying such materials. In lieu of completing a proxy card, you may also vote by telephone or over the Internet. For further information, please see the section titled “Special Meeting of Hawaiian Telcom Stockholders—Voting of Proxies” beginning on page 57.

Proration Procedures

A stockholder’s ability to elect to receive cash or Cincinnati Bell common shares in exchange for shares of Hawaiian Telcom common stock in the merger is subject to proration procedures set forth in the merger agreement. These procedures are designed to ensure that the total amount of cash paid, and the total number of Cincinnati Bell common shares issued, in the merger to the holders of shares of Hawaiian Telcom common stock, as a whole, will equal the total amount of cash and number of shares that would have been paid and issued if all shares of Hawaiian Telcom common stock were converted into the mixed consideration.

Whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other Hawaiian Telcom stockholders. If you make a mixed election with respect to any shares of Hawaiian Telcom common stock, you will receive the mixed consideration in respect of such shares. If you make a share election or a cash election with respect to any shares of Hawaiian Telcom common stock, you may not receive the exact form of consideration that you elect in respect of such shares. If you make no election with respect to any shares of Hawaiian Telcom common stock and do not properly demand appraisal in accordance with the DGCL, you will receive the mixed consideration in respect of such shares.

The greater the oversubscription of the share election, the fewer shares and more cash a Hawaiian Telcom stockholder making the share election will receive. Reciprocally, the greater the oversubscription of the cash election, the less cash and more Cincinnati Bell common shares a Hawaiian Telcom stockholder making the cash election will receive. However, in no event will a Hawaiian Telcom stockholder who makes the cash election or the share election receive less cash and more Cincinnati Bell common shares, or fewer Cincinnati Bell common shares and more cash, respectively, than a stockholder who makes the mixed election.

Please refer to the section titled “The Merger—Proration Procedures” beginning on page 68 for illustrative examples of how the proration and adjustment procedures will work in the event there is an oversubscription of the cash election or the share election.

No Recommendation Regarding Elections

Neither Hawaiian Telcom nor Cincinnati Bell is making any recommendation as to which merger consideration election a Hawaiian Telcom stockholder should make. If you are a Hawaiian Telcom stockholder, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.

Information About the Merger Consideration Elections

The mix of consideration payable to Hawaiian Telcom stockholders who make the share election and/or the cash election will not be known until the exchange agent tallies the results of the elections made by Hawaiian Telcom stockholders, which will not occur until after the special meeting.

Payment of the Merger Consideration

Cincinnati Bell will appoint an exchange agent reasonably acceptable to Hawaiian Telcom to handle the consideration elections made by Hawaiian Telcom stockholders and to make payment of the merger consideration as contemplated by the merger agreement. At or prior to the effective time of the merger, Cincinnati Bell will cause to be deposited with the exchange agent the funds and shares sufficient to pay the merger consideration to Hawaiian Telcom stockholders on a timely basis.

From and after the effective time of the merger, there will be no further registration or transfers on the stock transfer books of the surviving corporation of shares of Hawaiian Telcom common stock that were outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, any certificates formerly representing shares of Hawaiian Telcom common stock (or shares of Hawaiian Telcom common stock held in book-entry form) are presented to Cincinnati Bell or the exchange agent for any reason, they shall be canceled and exchanged pursuant to and in accordance with the merger agreement.

As promptly as practicable after the effective time of the merger, and in any event not later than the third business day thereafter, Cincinnati Bell will cause the exchange agent to mail to each Hawaiian Telcom stockholder (other than Hawaiian Telcom stockholders that have properly made and not revoked an election) entitled to merger consideration a letter of transmittal and instructions advising such stockholder how to surrender its shares of Hawaiian Telcom common stock in exchange for the merger consideration. Each holder of Hawaiian Telcom common stock shall be entitled to receive the merger consideration upon (i) in the case of shares of Hawaiian Telcom common stock represented by a certificate, the surrender of such certificate for cancelation to the exchange agent or (ii) in the case of shares of Hawaiian Telcom common stock held in book-entry form, the receipt of an “agent’s message” by the exchange agent, in each case, together with the associated letter of transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the exchange agent. Interest will not be paid or accrue in respect of any of the merger consideration, and the amount of any merger consideration paid to stockholders of Hawaiian Telcom may be reduced by the amount of applicable withholding taxes. EXCEPT IN CONNECTION WITH MAKING AN ELECTION IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH IN THE ELECTION FORM AS DESCRIBED UNDER THE SECTION TITLED “—ELECTION MATERIALS AND PROCEDURES”, HOLDERS OF HAWAIIAN TELCOM COMMON STOCK SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL, AND SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

The transmittal instructions will tell holders of Hawaiian Telcom common stock what to do if they have lost a certificate, or if a certificate has been stolen or destroyed. A holder of Hawaiian Telcom common stock will have to provide an affidavit to that fact and, if required by Cincinnati Bell, post a bond in such reasonable and customary amount as Cincinnati Bell directs as indemnity against any claim that may be made against it with respect to such certificate, upon which the exchange agent shall issue the merger consideration to be paid in respect of the shares represented by such lost, stolen or destroyed certificate.

Treatment of Hawaiian Telcom Equity Awards

At the effective time of the merger, each outstanding rollover RSU will be converted into a time-based restricted stock unit of Cincinnati Bell, with respect to a number of Cincinnati Bell common shares (rounded down to the nearest whole share) determined by multiplying the number of shares of Hawaiian Telcom common stock subject to such rollover RSU by the ratio based upon the value of the mixed consideration described below, subject to substantially the same terms and conditions as were applicable to such rollover RSU immediately prior to the completion of the merger, with any applicable performance criteria deemed satisfied at target levels. The applicable ratio for converting such RSU is the sum of (i) the share portion of the mixed consideration plus (ii) the quotient of (A) the cash portion of the mixed consideration and (B) the closing price of one Cincinnati Bell common share on the last trading date preceding the closing date as reported on the NYSE.

At the effective time of the merger, each outstanding cash-out RSU will be canceled and converted into the right to receive in respect of each share of Hawaiian Telcom common stock subject to each cash-out RSU (i) the merger consideration (as determined by the holder’s election or non-election, as applicable) and (ii) a cash payment equal to any accrued dividend equivalents in respect of each such restricted stock unit. Holders of cash-out RSUs will be entitled to choose the share consideration, mixed consideration or cash consideration with respect to each share of Hawaiian Telcom common stock subject to their cash-out RSUs. Each share of Hawaiian Telcom common stock subject to a cash-out RSU with respect to which no election is made will receive the mixed consideration. Any applicable performance criteria will be based upon actual performance as of immediately prior to the effective time of the merger, as reasonably determined by the Hawaiian Telcom board of directors in consultation with Cincinnati Bell in respect of any performance period that has not concluded prior to the effective time of the merger.

Representations and Warranties

The merger agreement contains generally reciprocal representations and warranties, many of which are qualified by materiality or Material Adverse Effect.

“Material Adverse Effect” is defined in the merger agreement to mean any state of facts, change, effect, condition, development, event or occurrence that, individually or in the aggregate (i) materially and adversely affects the business, properties, financial condition or results of operations of such person and its subsidiaries, taken as a whole, excluding any such state of facts, change, effect, condition, development, event or occurrence to the extent arising out of or in connection with: (A) any change generally affecting the economic, financial, regulatory or political conditions in the United States or elsewhere in the world; (B) the outbreak or escalation of hostilities or any acts of war, sabotage or terrorism, or any earthquake, hurricane, tornado, tsunami or other natural disaster; (C) any change that is generally applicable to the industries or markets in which such person and its subsidiaries operate; (D) any change in applicable laws or applicable accounting regulations or principles or authoritative interpretations thereof; (E) any failure, in and of itself, to meet projections, forecasts, estimates or predictions in respect of revenues, EBITDA, free cash flow, earnings or other financial or operating metrics for any period (provided that the underlying facts or occurrences giving rise to or contributing to such failure shall be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such underlying facts or occurrences are excluded from being taken into account by clauses (A) through (G) of this definition)); (F) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees of such person and its subsidiaries due to the announcement and performance of the merger agreement or the identity of the parties to the merger agreement; or (G) any action taken by such person or its subsidiaries that is expressly required by the merger agreement to be taken by such person or its subsidiaries, or that, in the case of Hawaiian Telcom and its subsidiaries, is taken or not taken with the prior express written consent or at the express written direction of Cincinnati Bell or that, in the case of Cincinnati Bell and its subsidiaries, is taken or not taken with the prior express written consent or at the express written direction of Hawaiian Telcom; provided that any state of facts, change, effect, condition, development, event or occurrence referred to in clause (A) or clause (D) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on such person and its subsidiaries, taken as a whole, as compared to other participants in the industry in which such person and its subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (ii) impairs in any material respect the ability of such person to complete the transactions contemplated by the merger agreement; or (iii) prevents or materially impedes, interferes with, hinders or delays the completion of the merger or the other transactions contemplated by the merger agreement.

The representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power;

•	ownership of subsidiaries;

•	capital structure;

•	authority relative to the execution and delivery of the merger agreement, and the execution, delivery and enforceability of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents and other agreements or obligations; and required consents;

•	SEC documents and financial statements;

•	internal controls and disclosure controls and procedures;

•	absence of undisclosed liabilities and off-balance-sheet arrangements;

•	accuracy of information supplied or to be supplied for use in this proxy statement/prospectus;

•	absence of certain changes and events from the end of the most recently completed fiscal year of a party to the date of execution of the merger agreement;

•	tax matters;

•	benefits matters and Employee Retirement Income Security Act of 1974 compliance;

•	absence of certain litigation;

•	compliance with applicable laws and permits;

•	environmental matters;

•	material contracts;

•	owned and leased real property;

•	intellectual property;

•	collective bargaining agreements and other labor matters;

•	broker’s fees payable in connection with the merger;

•	communications regulatory matters;

•	in the case of Hawaiian Telcom, the opinion from its financial advisor; and

•	in the case of Cincinnati Bell, availability of financing for the transaction.

The merger agreement also contains certain representations and warranties of Cincinnati Bell with respect to its direct wholly owned subsidiary, Merger Sub, including its lack of prior business activities.

Conduct of Business Pending the Merger

Each of Cincinnati Bell and Hawaiian Telcom has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the effective time of the merger. In general, each of Cincinnati Bell and Hawaiian Telcom has agreed to conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships. In addition, each of Cincinnati Bell and Hawaiian Telcom has agreed to various specific restrictions relating to the conduct of its business between the date of the merger agreement and the effective time of the merger.

Hawaiian Telcom has agreed that, unless Cincinnati Bell consents in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as otherwise permitted or contemplated by the merger agreement or required by applicable law, it will not, and will cause its subsidiaries not to, do the following (subject in each case to exceptions previously disclosed in writing to the other party as provided in the merger agreement):

•	amend its charter, bylaws or equivalent organizational documents;

•	declare or pay dividends or other distributions;

•	split, combine, subdivide or reclassify any of its capital stock or issue of any other securities in substitution for shares of its capital stock;

•	repurchase, redeem or otherwise acquire its own capital stock;

•	issue or sell shares of capital stock, voting securities or other equity interests;

•	make changes in or enter into new employee benefit plans or increase compensation and benefits paid to employees;

•	make any material change in financial accounting methods, except as required by (i) a change in Generally Accepted Accounting Principles (“GAAP”) or any applicable law or (ii) a governmental entity or quasi-governmental authority;

•	take certain material actions with respect to taxes;

•	make any acquisition of, or investment in, any properties, assets, securities or business if the aggregate amount of consideration paid by Hawaiian Telcom or its subsidiaries in connection with all such transactions would exceed $5 million;

•	sell or lease any of its material properties or assets;

•	incur indebtedness outside of the ordinary course of business;

•	make capital expenditures in excess of $105,000,000 annually;

•	enter into or amend any contract to the extent that completion of the merger or compliance with the merger agreement would cause a default, create an obligation or lien, or cause a loss of a benefit under such contract;

•	grant any liens on any material asset;

•	sell, transfer, license, abandon, permit to lapse or otherwise dispose of any material intellectual property;

•	settle any pending or threatened suit, action, investigation or other proceeding;

•	cancel any material indebtedness or waive any material claims of value;

•	enter into, modify or terminate collective bargaining agreements;

•	assign, transfer, lease, cancel, fail to renew or fail to extend any material license issued by the FCC or any state regulator or discontinue any operations that require prior regulatory approval for such discontinuance;

•	authorize, adopt or implement a plan of complete or partial liquidation or dissolution of Hawaiian Telcom; or

•	authorize or commit to, or participate in, any discussions with any other person regarding the foregoing actions.

Cincinnati Bell has agreed that, unless Hawaiian Telcom consents in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as otherwise permitted or contemplated by the merger agreement or required by applicable law, it will not, and will cause its subsidiaries not to, do the following (subject in each case to exceptions previously disclosed in writing to the other party as provided in the merger agreement):

•	amend its charter, bylaws or equivalent organizational documents;

•	declare or pay dividends or other distributions, other than regular quarterly cash dividends payable by Cincinnati Bell to holders of its 6 3/4% cumulative convertible preferred shares;

•	split, combine, subdivide or reclassify any of its capital stock or issue of any other securities in substitution for shares of its capital stock;

•	repurchase, redeem or otherwise acquire its own capital stock;

•	issue or sell shares of capital stock, voting securities or other equity interests;

•	make any material change in financial accounting methods, except as required by (i) a change in GAAP or any applicable law or (ii) a governmental entity or quasi-governmental authority;

•	make any acquisition of, or investment in, any properties, assets, securities or business, which would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the completion of the merger;

•	enter into, or amend, any contract, which such contract or amendment would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the completion of the merger;

•	authorize, adopt or implement a plan of complete or partial liquidation or dissolution of Cincinnati Bell; or

•	assign, transfer, lease, cancel, fail to renew or fail to extend any material license issued by the FCC or any state regulator or discontinue any operations that require prior regulatory approval for such discontinuance; or

•	authorize or commit to, or participate in, any discussions with any other person regarding the foregoing actions.

Efforts to Complete the Merger

Cincinnati Bell and Hawaiian Telcom have agreed to each use reasonable best efforts to:

•	take all actions, and do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to complete and make effective the transactions contemplated by the merger agreement as promptly as practicable;

•	as promptly as practicable, obtain from any governmental entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made;

•	defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the completion of the transactions contemplated by the merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed;

•	as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to the merger agreement and the merger required under: (a) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws; and (b) any other applicable law; and

•	execute or deliver any additional instruments necessary to complete the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

Additionally, Cincinnati Bell and Hawaiian Telcom have agreed to cooperate and to use their respective reasonable best efforts to:

•	to the extent required in connection with the merger, obtain any consents, approvals, clearances, waivers or authorizations from, or make an registrations, declarations, notices or filings with: (i) the FCC, (ii) any relevant state public service or state public utility commissions (“state regulators”) and (iii) any relevant governments of counties, municipalities and other subdivisions of a United States state (“localities”) in connection with the provision of telecommunication and media services;

•	as promptly as practicable file all applications required to be filed with the FCC, state regulators and localities to obtain the aforementioned federal, state and local consents;

•	respond as promptly as practicable to any requests of the FCC, any state regulator or locality for information relating to applications that are required to be filed;

•	cure, not later than the effective time of the merger, any material violations or defaults under any FCC rules or the rules of any state regulator or locality;

•	obtain any consents of any governmental entity, and to make any registrations, declarations, notices or filings, if any, necessary for the merger under any antitrust law;

•	respond to any requests of any governmental entity for information under any antitrust law;

•	secure the expiration or termination of any applicable waiting period under any antitrust law;

•	resolve any objections asserted with respect to the transactions contemplated by the merger agreement raised by any governmental entity under any antitrust law;

•	contest and resist any action, including any legislative, administrative or judicial action under any antitrust law; and

•	prevent the entry of any court order and have vacated, lifted, reversed or overturned any judgment (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the completion of the merger or any other transactions contemplated by the merger agreement under any antitrust law.

For purposes of obtaining the aforementioned regulatory consents and approvals, the “reasonable best efforts” of Hawaiian Telcom and Cincinnati Bell shall include taking any and all actions necessary to obtain the consents of any governmental entity required to complete the merger and the other transactions contemplated by the merger agreement prior to the end date; provided that nothing in the merger agreement shall permit Hawaiian Telcom or its subsidiaries (without the prior written consent of Cincinnati Bell) or require Cincinnati Bell or its subsidiaries to take or refrain from taking, or agree to take or refrain from taking, any action or actions that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on either Hawaiian Telcom or Cincinnati Bell.

No Solicitation of Alternative Proposals by Hawaiian Telcom

Hawaiian Telcom has agreed that, from the time of the execution of the merger agreement until the completion of the merger, it shall not, nor shall it authorize or permit any of its affiliates or any of its or their respective directors, officers or employees or any of its or their respective investment bankers, accountants, attorneys or other advisors, agents or representatives to, (a) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any takeover proposal or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal or (b) directly or indirectly participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or cooperate in any way with any person with respect to, any takeover proposal or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal. A “takeover proposal” means any proposal or offer (whether or not in writing), with respect to any: (i) merger, consolidation, share exchange, other business combination or similar transaction involving Hawaiian Telcom; (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock or voting securities of or other equity interests in a subsidiary or otherwise) of any business or assets representing 15% or more of the consolidated revenues, net income or assets of Hawaiian Telcom and its subsidiaries, taken as a whole; (iii) issuance, sale or other disposition, directly or indirectly, to any person or group of securities representing 15% or more of the total outstanding voting power of Hawaiian Telcom; (iv) transaction in which any person shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of Hawaiian Telcom’s common stock; or (v) any combination of the foregoing.

If at any time prior to obtaining the Hawaiian Telcom Stockholder Approval, Hawaiian Telcom receives an oral or written takeover proposal, which takeover proposal did not result from any breach of the terms of the merger agreement, (i) Hawaiian Telcom may contact such person making the takeover proposal to request that any takeover proposal made orally be made in writing and (ii) in response to a written takeover proposal that Hawaiian Telcom’s board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a superior proposal, Hawaiian Telcom may, subject to compliance with the merger agreement, (a) furnish information (including non-public information and data) with respect to itself and its subsidiaries to the person making such takeover proposal and (b) participate in discussions regarding the terms of such takeover proposal and the negotiation of such terms with, and only with, the person making such takeover proposal. A “superior proposal” means any bona fide written offer made by a third party or group pursuant to which such third party (or, in a merger, consolidation or statutory share exchange involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of Hawaiian Telcom’s common stock or substantially all of the assets of Hawaiian Telcom and its subsidiaries, taken as a whole, which Hawaiian Telcom’s board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is: (i) on terms more favorable from a financial point of view to the holders of common stock of Hawaiian Telcom than the merger, taking into account all the terms and conditions of such proposal (including the legal, financial, regulatory, timing and other aspects of the proposal and the identity of the person making the proposal) and the merger agreement (including any changes proposed by Cincinnati Bell to the terms of the merger agreement); and (ii) reasonably likely to be completed on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such proposal, and is fully financed or for which financing (if required) is fully committed or, in the good faith determination of Hawaiian Telcom’s board of directors, reasonably likely to be obtained.

The merger agreement requires that Hawaiian Telcom promptly, and in any event, within 48 hours of knowledge of receipt of such offer by an officer or director of Hawaiian Telcom, advise Cincinnati Bell orally and in writing of the receipt of any takeover proposals or any inquiry or proposal that may be reasonably expected to lead to a takeover proposal, the material terms and conditions of any such takeover proposal or inquiry or proposal and the identity of the person making such takeover proposal or inquiry or proposal.

The merger agreement also requires Hawaiian Telcom to cease and cause to be terminated all solicitation, discussions or negotiations with any person conducted prior to execution of the merger agreement with respect to any takeover proposal, or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such person.

No Change in Board Recommendation by the Board of Directors of Hawaiian Telcom

The board of directors of Hawaiian Telcom has agreed that it will not: (a) withdraw or modify in any manner adverse to Cincinnati Bell, or propose publicly to withdraw or modify in any manner adverse to Cincinnati Bell, the approval, recommendation or declaration of advisability by the board with respect to the merger agreement or the merger; (b) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable any takeover proposal; or (c) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, or allow Hawaiian Telcom to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar agreement or arrangement (an “acquisition agreement”) constituting or related to any takeover proposal.

Notwithstanding the foregoing, at any time prior to obtaining the Hawaiian Telcom Stockholders Approval, the board of directors of Hawaiian Telcom may withdraw or modify its recommendation or recommend an alternative takeover proposal if it receives a superior proposal or the Hawaiian Telcom board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law. Prior to taking any such action, the Hawaiian Telcom board of directors must inform Cincinnati Bell of its decision to change its recommendation and specify the reasons therefor in writing and give Cincinnati Bell three business days to respond to such decision, including by proposing changes to the merger agreement.

If the board of directors of Hawaiian Telcom withdraws or modifies its recommendation, or recommends any alternative takeover proposal, Hawaiian Telcom will nonetheless continue to be obligated to call, give notice of, convene and hold its stockholders meeting and submit the proposals described in this proxy statement/prospectus to its stockholders.

Efforts to Obtain Hawaiian Telcom Stockholder Approval

Hawaiian Telcom has agreed to hold its special meeting and to use its commercially reasonable efforts to obtain the Hawaiian Telcom Stockholder Approval. The merger agreement requires Hawaiian Telcom to submit the merger to a stockholder vote even if its board of directors no longer recommends the merger. The board of directors of Hawaiian Telcom has declared the merger advisable and adopted resolutions directing that the merger be submitted to the Hawaiian Telcom stockholders for their consideration.

Financing

On July 9, 2017, in connection with entering into the merger agreement, Cincinnati Bell entered into a commitment letter with Morgan Stanley Senior Funding, Inc., which was amended and restated on July 24, 2017 (as amended and restated, the “commitment letter”) to, among other things, join PNC Bank, National Association, Regions Bank, Barclays Bank PLC, Citigroup Global Markets Inc. and Citizens Bank, N.A. with Morgan Stanley Senior Funding, Inc. as initial lenders (collectively, the “commitment parties”). Under the commitment letter, the commitment parties agreed to provide $1.13 billion in credit facilities, consisting of a $180 million senior secured revolving credit facility and $950 million in senior secured term loan facilities, in each case subject to the terms and conditions of the commitment letter. See the section titled “Financing of the Merger and Indebtedness Following the Merger” beginning on page 142 of this proxy statement/prospectus.

The merger agreement provides that, subject to the terms and conditions thereof, Cincinnati Bell will use its commercially reasonable efforts to obtain the debt financing on the terms and conditions contained in the commitment letter. Furthermore, Cincinnati Bell will use its commercially reasonable efforts to:

•	comply with its obligations under, and maintain in effect, the commitment letter and negotiate and enter into definitive agreements on a timely basis on the terms and conditions contained in the commitment letter or otherwise not materially less favorable with respect to conditionality in the aggregate than those contained in the commitment letter;

•	satisfy on a timely basis all conditions contained in the commitment letter applicable to Cincinnati Bell and within its control; and

•	subject to the satisfaction of all conditions contained in the commitment letter, cause the commitment parties to consummate the debt financing at or prior to the closing date.

The merger agreement provides that if all or any portion of the debt financing contemplated by the commitment letter or the related definitive agreements becomes unavailable, Cincinnati Bell will use its reasonable best efforts to promptly obtain a new financing commitment letter providing alternative debt financing in an amount that is sufficient, when combined with any available debt financing under the commitment letter and available cash on hand and other readily available liquidity, to finance its payments to be made in connection with the merger.

Prior to the effective time of the merger, Hawaiian Telcom has agreed to use its commercially reasonable efforts to provide all cooperation reasonably requested by Cincinnati Bell, as more fully set forth in the merger agreement, in connection with the obtainment, arrangement and syndication of the debt financing.

Except in limited circumstances, Cincinnati Bell may not, without the prior written consent of Hawaiian Telcom, amend, modify, supplement or waive any provision contained in the commitment letter or any definitive agreement relating to the debt financing to the extent such amendment, modification, supplement or waiver would reasonably be expected to adversely affect the ability of Cincinnati Bell to timely complete the merger and other transactions contemplated by the merger agreement or delay the closing or contains conditions or other terms that would reasonably be expected to affect the availability of the debt financing that are more onerous, taken as a whole, than those conditions and terms contained in the commitment letter.

Indemnification and Directors’ and Officers’ Insurance

Cincinnati Bell has also agreed to assume all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger now existing in favor of the current or former directors or officers of Hawaiian Telcom upon the effective time of the merger. At or prior to the effective time of the merger, Hawaiian Telcom will purchase a “tail” directors’ and officers’ liability insurance policy for Hawaiian Telcom and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by Hawaiian Telcom, which Cincinnati Bell has agreed to not amend, modify, cancel or revoke after the effective time of the merger.

Certain Additional Covenants

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Cincinnati Bell and Hawaiian Telcom in the preparation of this proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger;

•	cooperation between Cincinnati Bell and Hawaiian Telcom in the defense or settlement of any shareholder litigation relating to the merger;

•	cooperation between Cincinnati Bell and Hawaiian Telcom in connection with public announcements;

•	the use of commercially reasonable efforts by Cincinnati Bell to cause the Cincinnati Bell common shares to be issued as merger consideration to be approved for listing on the NYSE;

•	voting any Hawaiian Telcom common stock owned by Cincinnati Bell in favor of the adoption of the merger agreement; and

•	the use of commercially reasonable efforts by Cincinnati Bell to obtain debt financing on the terms and conditions set forth in the commitment letter and the use of commercially reasonable efforts by Hawaiian Telcom to cooperate with Cincinnati Bell in connection with any such debt financing.

Conditions to Completion of the Merger

The respective obligations of Cincinnati Bell and Hawaiian Telcom to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the receipt of the Hawaiian Telcom Stockholder Approval;

•	the approval of the Cincinnati Bell common shares to be issued as merger consideration for listing on the NYSE, subject to official notice of issuance;

•	the termination or expiration of any waiting period applicable to the merger under the Hart-Scott-Rodino Act;

•	certain agreed-upon FCC consents, state regulatory consents and the local consents required in connection with the merger have been obtained, shall not be subject to agency reconsideration or judicial review, and the time for any person to petition for agency reconsideration or judicial review shall have expired;

•	the absence of any applicable law or judgment, whether preliminary, temporary or permanent, or other legal restraint or binding order or determination by any governmental entity that prevents, restrains, enjoins, makes illegal or otherwise prohibits the completion of the merger or imposes on either party as a condition to completion of the merger, an obligation to take, or refrain from taking, any action or actions that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on either Hawaiian Telcom or Cincinnati Bell; and

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part under the Securities Act.

In addition, each of Hawaiian Telcom’s and Cincinnati Bell’s obligations to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party being true and correct, subject to an overall Material Adverse Effect qualification (except that the representations and warranties of Hawaiian Telcom and Cincinnati Bell related to capital structure are not subject to such qualification);

•	the other party having performed or complied with, in all material respects, all material obligations required to be performed or complied with by it under the merger agreement; and

•	the absence, since the date of the merger agreement, of any event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the other party.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after receipt of the Hawaiian Telcom Stockholder Approval, under the following circumstances:

•	by mutual written consent of Cincinnati Bell and Hawaiian Telcom;

•	by either Cincinnati Bell or Hawaiian Telcom:

•	if the merger is not completed by October 9, 2018, except that, if on October 9, 2018 the conditions to closing related to antitrust clearance or other regulatory approval have not been satisfied or waived, but all other conditions to closing have been satisfied or waived, then such date will be automatically extended to January 9, 2019.

•	if the condition set forth in the fifth bullet point under “—Conditions to Completion of the Merger” above is not satisfied and the legal restraint giving rise to such non-satisfaction shall have become final and non-appealable; or

•	if the Hawaiian Telcom Stockholder Approval is not obtained at the special meeting (unless the special meeting has been adjourned, in which case at the final adjournment thereof);

•

by Hawaiian Telcom, if Cincinnati Bell or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements contained in the merger agreement, which breach or failure (i) would give rise to the failure of a condition set forth in the portions of the agreement detailing the conditions to obligations of Hawaiian Telcom relating to representations and warranties and the performance of obligations of Cincinnati Bell and Merger Sub and (ii) is incapable of being cured or, if capable of being cured by the end date, Cincinnati Bell and Merger Sub (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Cincinnati Bell or Merger Sub of written notice of such breach or failure to perform from Hawaiian Telcom stating Hawaiian Telcom’s intention to terminate the merger agreement pursuant to the merger agreement and the basis for such termination or (y) are not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that Hawaiian Telcom shall not have the right to terminate the merger agreement hereunder if Hawaiian Telcom is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement;

•	by Cincinnati Bell, if Hawaiian Telcom shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements contained in the merger agreement, which breach or failure (i) would give rise to the failure of a condition set forth in the portions of the agreement detailing the conditions to obligations of Hawaiian Telcom relating to representations and warranties and the performance of obligations of Hawaiian Telcom and (ii) is incapable of being cured or, if capable of being cured by the end date, Hawaiian Telcom (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Hawaiian Telcom of written notice of such breach or failure to perform from Cincinnati Bell stating Cincinnati Bell’s intention to terminate this Agreement pursuant to the merger agreement and the basis for such termination or (y) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that Cincinnati Bell shall not have the right to terminate the merger agreement if Cincinnati Bell or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement; or

•	by Cincinnati Bell, if prior to obtaining the Hawaiian Telcom Stockholder Approval, the board of directors of Hawaiian Telcom withdraws or modifies in any adverse manner, or proposes publicly to withdraw or modify in any adverse manner, its approval or recommendation with respect to the merger, or approves or recommends, or proposes publicly to approve or recommend, any alternative takeover proposal with a third party.

Expenses and Termination Fees; Liability for Breach

With the exception of the termination fee of $11.94 million to be paid by Hawaiian Telcom to Cincinnati Bell under certain circumstances, all fees and expenses incurred in connection with the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not such transactions are completed. For a description of certain fees and expenses incurred by the parties in connection with this proxy statement/prospectus, see the section titled “Special Meeting of Hawaiian Telcom Stockholders—Solicitation of Proxies” beginning on page 59.

Hawaiian Telcom shall pay to Cincinnati Bell a termination fee of $11.94 million if:

•	Cincinnati Bell terminates the merger agreement because prior to obtaining the Hawaiian Telcom Stockholder Approval, the board of directors of Hawaiian Telcom withdraws or modifies in any adverse manner, or proposes publicly to withdraw or modify in any adverse manner, its approval or recommendation with respect to the merger or proposes publicly to approve or recommend any alternative proposal with a third party; or

•

the merger agreement is terminated by Hawaiian Telcom or Cincinnati Bell because the merger has not been completed by the end date (but only if the Hawaiian Telcom special meeting has not been held by the end date) or the Hawaiian Telcom stockholders did not approve the merger agreement proposal at the special meeting; provided that in either case (A) a takeover proposal relating to Hawaiian Telcom was publicly made, proposed or communicated by a third party after the date of the merger agreement and (x) before the merger agreement is terminated in the case of a termination for failing to complete by the end date or (y) before the completion of the special meeting (including any adjournment or postponement thereof) in the case of a termination for a failure to obtain the Hawaiian Telcom Stockholder Approval and (B) within 12 months of the date the merger agreement is terminated,

Hawaiian Telcom enters into a definitive agreement with respect to a takeover proposal or a takeover proposal is completed (regardless of whether the takeover proposal was the same takeover proposal referred to in clause (A)).

In the event the merger agreement is terminated and the termination fee is paid to Cincinnati Bell in circumstances for which such fee is payable pursuant to the merger agreement, payment of the termination fee will be the sole and exclusive monetary damages remedy of Cincinnati Bell, Merger Sub and their respective subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates against Hawaiian Telcom and its subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates for any loss suffered as a result of the failure of the merger or the other transactions contemplated by the merger agreement to be completed or for a breach or failure to perform hereunder or otherwise (so long as, in the event that this merger agreement was terminated by Hawaiian Telcom, such termination was in accordance with the applicable provisions of the merger agreement). Upon payment of the termination fee in such circumstances, none of Hawaiian Telcom and its related parties will have any further monetary liability or obligation relating to or arising out of the merger agreement, the merger or the other transactions contemplated hereby.

Employee Benefits Matters

For a period of one year following the effective time of the merger, each employee of Hawaiian Telcom who remains employed after the effective time of the merger (each, a “continuing employee”) will receive (x) base salary or wages (as applicable), target annual incentive opportunities and, solely with respect to the value thereof, long-term incentive opportunities that are no less favorable in the aggregate than those provided to such continuing employee immediately prior to the effective time of the merger and (y) other employee benefits that are substantially comparable in the aggregate to the benefits provided to such continuing employee immediately prior to the effective time of the merger (excluding, for purposes of determining such comparability, any retention bonus, defined benefit pension or retiree or post-employment welfare benefits, except to the extent required by applicable law).

Cincinnati Bell will use commercially reasonable efforts to take into account for purposes of vesting and eligibility (and for purposes of benefit accrual under each vacation and other paid time off plan or program) the continuing employees’ service prior to the effective time of the merger with Hawaiian Telcom (including any Hawaiian Telcom predecessors) to the same extent that such service was recognized under the comparable Hawaiian Telcom benefit plan (other than to the extent it would result in any duplication of benefits).

In addition, Cincinnati Bell will use commercially reasonable efforts to (i) waive, or cause the waiver of, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements (other than limitations or waiting periods that are already in effect prior to the effective time of the merger with respect to each continuing employee under the comparable Hawaiian Telcom benefit plan and that have not been satisfied as of the effective time of the merger) and (ii) provide each continuing employee and his or her covered dependents with credit for any co-payments and deductibles paid during the plan year of and prior to any change in coverage from a Hawaiian Telcom benefit plan to a Cincinnati Bell benefit plan in satisfying any applicable deductible or out-of-pocket requirements thereunder.

Withholding Taxes

Cincinnati Bell and the exchange agent will be entitled to deduct and withhold from consideration payable to any Hawaiian Telcom stockholder the amounts that may be required to be withheld under any applicable tax law. Amounts withheld and paid over to the applicable governmental entity will be treated for all purposes of the merger as having been paid to the stockholders from whom such amounts were withheld.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties at any time before or after the receipt of the approval from Hawaiian Telcom stockholders required to complete the merger; provided, however, that: (a) after the receipt of the Hawaiian Telcom Stockholder Approval there may not be any amendment of the merger agreement for which applicable law requires further stockholder approval without the further approval of such stockholders; (b) after the completion of the merger, the merger agreement cannot be amended and (c) except as provided in clause (a), no amendment shall require the approval of the shareholders of Cincinnati Bell or stockholders of Hawaiian Telcom; provided, further, that certain provisions of the merger agreement may not be amended without the prior written consent of the commitment parties.

At any time prior to the effective time of the merger, with certain exceptions, the parties may: (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, (c) waive compliance with any covenants and agreements contained in the merger agreement or (d) waive the satisfaction of any of the conditions contained in the merger agreement.

Governing Law

The merger agreement will be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles; provided that, notwithstanding the foregoing, all matters related to the financing shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of law of any jurisdiction other than the State of New York.

Specific Enforcement

The parties agreed that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of the merger agreement was not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them to complete this merger agreement, the merger and the other transactions contemplated hereby. Subject to certain limitations, the parties acknowledged and agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the merger agreement and that the right of specific enforcement is an integral part of the merger and the other transactions contemplated hereby and without that right neither of the parties would have entered into the merger agreement. The parties agreed not to assert that specific enforcement is unenforceable, otherwise contrary to law or make certain arguments about the application of monetary damages.

FINANCING OF THE MERGER AND INDEBTEDNESS FOLLOWING THE MERGER

Cincinnati Bell plans to fund the cash portion of the merger consideration from a combination of cash on hand and debt financing, which may include some combination of a senior secured revolving credit facility and senior secured term loan facilities, described below.

On July 9, 2017, in connection with entering into the merger agreement, Cincinnati Bell entered into a commitment letter with Morgan Stanley Senior Funding, Inc., referred to here as MSSF, which was amended and restated on July 24, 2017 (as amended and restated, the “commitment letter”), to, among other things, join PNC Bank, National Association, Regions Bank, Barclays Bank PLC, Citigroup Global Markets Inc. and Citizens Bank, N.A. with MSSF as initial lenders (collectively, the “commitment parties”). The commitment parties agreed to provide $1.13 billion in credit facilities, consisting of a $180 million senior secured revolving credit facility (including both a letter of credit subfacility of up to $30 million and a swingline loan subfacility of up to $25 million) (the “revolving credit facility”) and $950 million in senior secured term loan facilities (any such facility, a “term loan facility”), for the purposes of (a) refinancing Cincinnati Bell’s existing credit facilities, refinancing existing indebtedness of Hawaiian Telcom, funding in part the cash portion of the merger consideration, paying costs and expenses incurred in connection with the merger and related transactions, (b) funding the purchase price for the OnX acquisition and paying costs and expenses incurred in connection therewith and (c) and funding working capital and other general corporate purposes.

The revolving credit facility is expected to be undrawn at closing. Amounts borrowed and repaid under the revolving credit facility may be reborrowed until maturity and the revolving credit facility may be prepaid without penalty. Each term loan facility must be drawn in a single drawing on the closing date of such term loan facility. Amounts repaid under the term loan facilities may not be reborrowed and any prepayment within the first six months after the earlier of the final closing date of the term loan facilities and the funding of a portion of the proceeds of the term loan facilities into escrow shall be subject to a prepayment premium of 1.00%. The term loan facilities are expected to mature seven years after the initial closing date therefor, and the revolving credit facility is expected to mature five years after the closing date therefor. The term loan facilities will amortize, beginning with the first full fiscal quarter to occur after the final closing date therefor, in equal quarterly installments in an amount equal to 1.00% per annum of the aggregate principal amount of the term loan facilities outstanding on such final closing date, with the balance due at maturity.

The revolving credit facility (other than swingline borrowings) and term loan facilities are expected to bear interest at a rate per annum equal to, at Cincinnati Bell’s election:

•	LIBOR (calculated on a 360-day basis and expected to be defined in a manner customary for financings of this type) plus an applicable LIBOR margin of 3.50%; or

•	a base rate (calculated on a 365/366-day basis and expected to be defined in a manner customary for financings of this type) plus an applicable base rate margin of 2.50%.

Swingline borrowings are expected to bear interest at a rate per annum equal to a base rate (as described above) plus an applicable base rate margin of 2.50%.

A commitment fee is expected to be payable in respect of the unutilized commitments under the revolving credit facility at a rate equal to 0.50% per annum, subject to a step-down to 0.375% per annum upon achievement of a consolidated total leverage ratio level to be agreed. Cincinnati Bell will also pay customary letter of credit fees, including a fronting fee equal to 0.125% per annum of the aggregate face amount of outstanding letters of credit, and customary issuance and administration fees.

Borrowings under the revolving credit facility and term loan facilities on the closing date of the merger will be subject to certain conditions, including:

•	the completion of the merger simultaneously with the closing under the credit facilities in accordance with the merger agreement;

•	the delivery of the required financial information;

•	the absence, since July 9, 2017, of a material adverse effect on Hawaiian Telcom, which for purposes of the commitment letter is defined in a manner similar to the definition of material adverse effect in the merger agreement; and

•	certain other customary closing conditions.

All borrowings under the revolving credit facility after the closing date of the merger are expected to be subject to the satisfaction of customary conditions, including the absence of defaults and events of default and the accuracy of representations and warranties.

The credit facilities will include negative covenants that will, subject to certain exceptions, qualifications and baskets, limit the ability of Cincinnati Bell and its restricted subsidiaries to, among other things, incur indebtedness; incur liens; make asset sales; merge, consolidate or undertake certain other fundamental changes; make restricted payments in respect of equity interests and make investments; undertake transactions with affiliates; enter into restrictions on liens and other restrictive agreements; and make changes in fiscal year.

The revolving credit facility will require maintenance of a maximum consolidated secured leverage ratio of 3.50 to 1.00 and a minimum consolidated interest coverage ratio of 1.50 to 1.00.

The credit facilities will also contain certain customary representations and warranties, affirmative covenants and events of default.

The term loan facilities are expected to contain customary mandatory prepayment provisions, including prepayment of the term loans thereunder with (a) 100% of the net cash proceeds of all non-ordinary course asset sales or dispositions by Cincinnati Bell and its restricted subsidiaries (including insurance and condemnation proceeds), subject to certain exceptions and reinvestment rights, and (b) 100% of the net cash proceeds of certain issuances of debt obligations of Cincinnati Bell and its restricted subsidiaries not otherwise permitted by the credit facilities.

All of the obligations of Cincinnati Bell and its subsidiaries under the credit facilities and under any treasury management, or interest rate protection or other hedging arrangements entered into with a lender under any of the credit facilities (or any affiliate thereof) will be (a) guaranteed by each existing and future direct or indirect material domestic restricted subsidiary of Cincinnati Bell, subject to certain exceptions, and (b) secured by substantially all existing and after-acquired assets of Cincinnati Bell and the subsidiary guarantors, subject to certain exceptions.

Under the credit facilities, MSSF acts as the administrative agent and collateral agent. The commitment parties or their respective affiliates have and may in the future perform various investment banking, financial advisory, commercial banking, transfer agent and/or other services for Cincinnati Bell for which they have been paid, or will be paid, customary fees.

Cincinnati Bell is also exploring the possibility of replacing a portion of the term loan facilities with unsecured senior notes, subject to market conditions.

The foregoing descriptions of the credit facilities do not purport to be complete descriptions of their terms, and are qualified in all respects by reference to the complete text of the commitment letter, a copy of which is filed as Exhibit 10.2 to this proxy statement/prospectus and is incorporated herein by reference.

THE VOTING AGREEMENT

In connection with the merger agreement, on July 9, 2017, Cincinnati Bell entered into the voting agreement with the Twin Haven Stockholders. This summary is qualified in its entirety by reference to the voting agreement, which is included in this proxy statement/prospectus as Annex B. The rights and obligations of the parties to the voting agreement are governed by the express terms and conditions of the voting agreement and not by this summary or any other information contained in this proxy statement/prospectus. Hawaiian Telcom stockholders are urged to read the voting agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the merger.

On July 9, 2017, concurrently with the execution of the merger agreement, Cincinnati Bell entered into the voting agreement with each of the Twin Haven Stockholders, who, collectively and in the aggregate, hold voting power over approximately 22.5% of the shares of Hawaiian Telcom common stock. Pursuant to the voting agreement and as more fully described therein, each Twin Haven Stockholder, among other things, has agreed that at any meeting of the stockholders of Hawaiian Telcom called to vote upon the merger agreement, the merger or any of the other transactions contemplated by the merger agreement, or at any postponement or adjournment thereof, or in any other circumstances upon which a vote, consent, adoption or other approval with respect to the merger agreement, the merger or any of the other transactions contemplated by the merger agreement is sought, such Twin Haven Stockholder will:

(i)	appear at such meeting or otherwise cause its Subject Shares (as defined below) to be counted as present thereat for purposes of calculating a quorum, and

(ii)	vote (or cause to be voted) all of such Twin Haven Stockholder’s Subject Shares:

(A)	in favor of, and shall consent to (or cause to be consented to), the adoption of the merger agreement; and

(B)	against, and shall not (and shall not commit or agree to) consent to (or cause to be consented to), any of the following: (1) any takeover proposal or any acquisition agreement (each as described in the merger agreement) constituting or relating to any takeover proposal or (2) any amendment of Hawaiian Telcom’s organizational documents (other than pursuant to and as permitted by the merger agreement) or any other proposal, action, agreement or transaction which, in the case of this clause (2), would (A) result in a breach of any covenant, agreement, obligation, representation or warranty of Hawaiian Telcom contained in the merger agreement or of the Twin Haven Stockholders contained in the voting agreement, (B) prevent, impede, interfere or be inconsistent with, delay, discourage or adversely affect the timely completion of the merger or the other transactions contemplated by the merger agreement or by the voting agreement, or (C) change in any manner the voting rights of the Hawaiian Telcom common stock;

provided that, in each case, the merger agreement shall not have been amended or modified without such Twin Haven Stockholder’s consent (1) to decrease the merger consideration, (2) to change the form of merger consideration or (3) otherwise in a manner adverse to such Twin Haven Stockholder. Each Twin Haven Stockholder has irrevocably appointed Cincinnati Bell and any other individual designated in writing by Cincinnati Bell, and each of them individually, such Twin Haven Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Twin Haven Stockholder, to vote all of such Twin Haven Stockholder’s Subject Shares in accordance with clauses (i) and (ii) of this paragraph. For purposes of the voting agreement and as used in this proxy statement/prospectus, “Subject Shares” means, with respect to the Twin Haven Stockholders, as of any date of determination, a number of shares of Hawaiian Telcom common stock in the aggregate equal to the lesser of (i) 25% of the total number of outstanding shares of Hawaiian Telcom common stock as of such date and (ii) the number of shares of Hawaiian Telcom common stock held by the Twin Haven Stockholders as of such date. Each Twin Haven Stockholder will be free to vote (or cause to be voted) all of its remaining shares of Hawaiian Telcom common stock in excess of the Subject Shares as it determines in its sole discretion.

Each Twin Haven Stockholder further agreed that such Twin Haven Stockholder will not, and will not commit or agree to, directly or indirectly (i) sell, transfer, pledge, exchange, assign, tender or otherwise dispose of (including by gift, merger or otherwise by operation of law) (collectively, “Transfer”) any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of Hawaiian Telcom, or enter into any contract or other agreement, option, call or other arrangement with respect to the Transfer (including any profit-sharing or other derivative arrangement) of any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of Hawaiian Telcom, to any person other than pursuant to the voting agreement or the merger agreement, unless prior to any such Transfer the transferee of such Twin Haven Stockholder’s Subject Shares is a party to the voting agreement, enters into a stockholder agreement with Cincinnati Bell on terms substantially identical to the terms of the voting agreement or agrees to become a party to the voting agreement pursuant to a customary joinder agreement reasonably satisfactory to Cincinnati Bell or (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any Subject Shares or rights to acquire any securities or equity interests of Hawaiian Telcom, other than the voting agreement.

The voting agreement will terminate upon the earliest of (i) the completion of the special meeting of the stockholders of Hawaiian Telcom at which a proposal to adopt the merger agreement is voted upon, (ii) the date of any amendment, waiver or modification of the merger agreement without the Twin Haven Stockholder’s prior written consent that has the effect of (1) decreasing the merger consideration, (2) changing the form of merger consideration, in each case, payable to the stockholders of Hawaiian Telcom pursuant to the merger agreement in effect on the date of the voting agreement or (3) otherwise affecting such Twin Haven Stockholder in an adverse manner and (iii) the termination of the merger agreement in accordance with its terms.

THE ONX ACQUISITION

This section of the proxy statement/prospectus describes the OnX acquisition and certain material provisions of the merger agreement among Cincinnati Bell, OnX, OnX Merger Sub and the OnX Unitholder Representative but does not purport to describe all of the terms of the OnX merger agreement. Hawaiian Telcom stockholders will not be voting to approve the OnX acquisition, and this summary is included only to provide Hawaiian Telcom stockholders with information regarding the OnX acquisition and certain terms of the OnX merger agreement and not to provide Hawaiian Telcom stockholders with any other factual information regarding Cincinnati Bell, OnX or their respective subsidiaries or businesses.

On July 9, 2017, Cincinnati Bell entered into an agreement and plan of merger with OnX, OnX Merger Sub and the OnX Unitholder Representative, whereby Cincinnati Bell will acquire OnX for $201 million in cash, without interest, on a cash-free, debt-free basis, subject to customary post-closing adjustments. The OnX merger agreement provides for the merger of OnX with and into OnX Merger Sub upon the terms and subject to the conditions of the OnX merger agreement. Upon consummation of the OnX acquisition, OnX will be a wholly owned subsidiary of Cincinnati Bell.

Each party’s obligation to consummate the OnX acquisition is conditioned upon the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Act and other customary closing conditions. Completion of the transaction does not require the approval of Cincinnati Bell’s shareholders. The OnX merger agreement also contains certain termination rights, including the right of either Cincinnati Bell or OnX to terminate the OnX merger agreement if the closing of the OnX acquisition has not occurred on or before December 31, 2017.

The OnX merger agreement contains customary representations, warranties and covenants, including certain customary operating restrictions on the conduct of the business of OnX and its subsidiaries during the period from the execution of the OnX merger agreement to the closing of the OnX acquisition. In connection with the entry into the OnX merger agreement, Cincinnati Bell also entered into a customary indemnification agreement with OnX and with certain equity holders of OnX.

The foregoing description of the OnX merger agreement is not complete and is qualified in its entirety by reference to the OnX merger agreement, which is filed as Exhibit 2.2 to Cincinnati Bell’s Current Report on Form 8-K, dated as of July 10, 2017, and is incorporated herein by reference. The OnX acquisition is expected to close prior to the completion of the merger between Cincinnati Bell and Hawaiian Telcom; however, the merger is not conditioned on the consummation of the OnX acquisition.

The representations and warranties of Cincinnati Bell and OnX contained in the OnX merger agreement have been made solely for the benefit of the parties to the OnX merger agreement. In addition, such representations and warranties (a) have been made only for purposes of the OnX merger agreement, (b) have been qualified by confidential disclosures made to OnX in connection with the OnX merger agreement, (c) are subject to materiality qualifications contained in the OnX merger agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the OnX merger agreement or such other date as is specified in the OnX merger agreement and (e) have been included in the OnX merger agreement for the purpose of allocating risk between Cincinnati Bell and OnX, rather than establishing matters as facts. Accordingly, the OnX merger agreement is incorporated into this proxy statement/prospectus by reference only to provide investors with information regarding the terms of the OnX merger agreement, and not to provide investors with any other factual information regarding Cincinnati Bell or OnX or their respective subsidiaries or businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Cincinnati Bell or OnX or any of their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the OnX merger agreement, which subsequent information may or may not be fully reflected in Cincinnati Bell’s public disclosures.

As more fully described under the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 172 of this proxy statement/prospectus, the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus, including under the sections titled “Selected Unaudited Pro Forma Condensed Combined Financial Data”, “Comparative Unaudited Historical and Pro Forma Per Share Data” and “Unaudited Pro Forma Condensed Combined Financial Information”, has not been adjusted to give effect to the OnX acquisition.

ACCOUNTING TREATMENT

In accordance with accounting principles generally accepted in the United States, Cincinnati Bell will account for the merger using the acquisition method of accounting for business combinations. Cincinnati Bell will be treated as the acquirer for accounting purposes. Under this method of accounting, Cincinnati Bell will record the acquisition based on the fair value of the consideration given, which includes the market value of its shares issued in connection with the merger (based on the closing price of the Cincinnati Bell common shares on the date of completion of the merger) and the cash consideration paid in the merger. Cincinnati Bell will allocate the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the merger. Any excess of the value of consideration paid over the aggregate fair value of those net assets will be recorded as goodwill.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following discussion summarizes the material U.S. federal income tax consequences to holders of Hawaiian Telcom common stock of (1) the merger and (2) the ownership and disposition of Cincinnati Bell common shares received in the merger, if any. This discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”), the U.S. Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of this proxy statement/prospectus, and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. This discussion does not address any aspects of state, local, or non-U.S. laws or federal laws other than those relating to U.S. federal income taxation and is not a complete analysis or description of all of the possible tax consequences of the merger or of the ownership or disposition of shares of Cincinnati Bell common shares. In addition, this discussion does not address the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, the exercise or cancellation of options to purchase stock.

This discussion addresses only holders that own their shares of Hawaiian Telcom common stock, and will own their shares of Cincinnati Bell common shares (if received as consideration in the merger), as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances, including any tax consequences arising under the Medicare tax on net investment income (under Section 1411 of the Code) or to a holder that is subject to special treatment under U.S. federal income tax law, including, for example:

•	a bank or other financial institution;

•	a tax-exempt entity;

•	an insurance company;

•	a person holding shares as part of a straddle, hedge, constructive sale, integrated transaction, or conversion transaction;

•	an S corporation or other pass-through entity or an investor in an S corporation or other pass-through entity;

•	a U.S. expatriate;

•	a person who is liable for the alternative minimum tax;

•	a broker-dealer or trader in securities;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a regulated investment company;

•	a real estate investment trust;

•	a trader in securities who has elected the mark-to-market method of accounting for its securities; and

•	a person who received Hawaiian Telcom common stock through the exercise of employee stock options, through a tax qualified retirement plan, or otherwise as compensation.

No ruling has been requested from the Internal Revenue Service (the “IRS”) in connection with the merger or related transactions. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the merger or related transactions.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Hawaiian Telcom common stock or, after the completion of the merger, Cincinnati Bell common shares that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is any beneficial owner of Hawaiian Telcom common stock or, after the completion of the merger, Cincinnati Bell common shares that, for U.S. federal income tax purposes, is an individual, corporation, estate, or trust that is not a U.S. Holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Hawaiian Telcom common stock or Cincinnati Bell common shares, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Hawaiian Telcom common stock or Cincinnati Bell common shares, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences to you of the merger and the ownership and disposition of Cincinnati Bell common shares received in the merger.

ALL HOLDERS OF HAWAIIAN TELCOM COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF ANY CINCINNATI BELL COMMON SHARES RECEIVED IN THE MERGER.

The Merger

U.S. Holders

The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of Cincinnati Bell common shares, and the fair market value of any Cincinnati Bell common shares received by such U.S. Holder in the merger and (2) the U.S. Holder’s adjusted tax basis in its Hawaiian Telcom common stock.

Capital gains of a non-corporate U.S. Holder will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Hawaiian Telcom common stock for more than one year as of the date of the merger. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of shares of Hawaiian Telcom common stock at different times or different prices, the U.S. Holder must determine its tax basis and holding period separately for each block of Hawaiian Telcom common stock.

A U.S. Holder’s aggregate tax basis in any Cincinnati Bell common shares received in the merger will equal the fair market value of such stock as of the date of the merger. A U.S. Holder’s holding period in any Cincinnati Bell common shares received in the merger will begin the day after the merger.

Non-U.S. Holders

Subject to the discussion below under the section titled “Information Reporting and Backup Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the exchange of Hawaiian Telcom common stock for any Cincinnati Bell common shares and/or cash in the merger unless:

•	any gain recognized on the exchange is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the merger and certain other conditions are satisfied; or

•	Hawaiian Telcom is or has been a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of the merger and (ii) the Non-U.S. Holder’s holding period in the Hawaiian Telcom common stock, and, if the shares of Hawaiian Telcom common stock are “regularly traded on an established securities market”, the Non-U.S. Holder held (directly, indirectly or constructively), at any time during such period, more than 5% of the outstanding Hawaiian Telcom common stock.

If the Non-U.S. Holder’s gain is described in the first bullet, then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder of Hawaiian Telcom common stock and, in the case of a foreign corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

If the Non-U.S. Holder is described in the second bullet, then such Non-U.S. Holder will generally be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder.

If Hawaiian Telcom meets the criteria described in the third bullet, then a Non-U.S. Holder will not be subject to U.S. federal withholding tax as a result of Hawaiian Telcom meeting such criteria but will be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder of Hawaiian Telcom common stock. Although there can be no assurances in this regard, Hawaiian Telcom does not believe that it is or was a USRPHC for U.S. federal income tax purposes during the applicable five-year period.

Information Reporting and Backup Withholding

Any Cincinnati Bell common shares and/or cash received by a U.S. Holder or a Non-U.S. Holder in the merger may be subject to information reporting, and may be subject to backup withholding unless such holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Ownership and Disposition of Cincinnati Bell Common Shares Received in the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition by U.S. Holders and Non-U.S. Holders of any Cincinnati Bell common shares received in the merger.

U.S. Holders

Distributions

Distributions, if any, made with respect to Cincinnati Bell common shares generally will be treated as dividends for U.S. federal income tax purposes to the extent of Cincinnati Bell’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends paid to a non-corporate U.S. Holder that constitute qualified dividend income will be taxable at preferential rates applicable to long-term capital gains provided that the U.S. Holder holds the Cincinnati Bell common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends made with respect to Cincinnati Bell common shares will generally be qualified dividend income, providing the holding period requirements in the previous sentence are satisfied. In addition, dividends paid to corporate U.S. Holders may qualify for the dividend received deduction if the U.S. Holder meets certain holding period and other requirements. Distributions in excess of Cincinnati Bell’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes will generally be treated as a return of capital to the extent of a U.S. Holder’s basis in the Cincinnati Bell common shares and thereafter as capital gain. If a U.S. Holder acquires different blocks of shares of Cincinnati Bell common stock at different times or different prices, the U.S. Holder must determine its tax basis and gain separately for each block of shares of Cincinnati Bell common stock.

Sale or Other Taxable Disposition of Cincinnati Bell Common Shares

Gain on the sale or other taxable disposition of Cincinnati Bell common shares will generally be subject to tax in the same manner as described above under “—The Merger—U.S. Holders”.

Non-U.S. Holders

Distributions

Except as described below, dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate or at a lower rate if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Even if the Non-U.S. Holder is eligible for a lower income tax treaty rate, Cincinnati Bell and other payors will generally be required to withhold at a 30% rate (rather than the lower income tax treaty rate) on dividend payments to a non-U.S. Holder unless the Non-U.S. Holder has furnished to Cincinnati Bell or another payor a properly executed IRS Form W-8BEN or W-8BEN-E (or appropriate successor form) certifying such Non-U.S. Holder’s entitlement to benefits under the income tax treaty. Additional certification requirements apply if a Non-U.S. Holder holds the Cincinnati Bell common shares through a foreign partnership or a foreign intermediary. If a Non-U.S. Holder is eligible for a reduced rate of withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

Dividends paid to a Non-U.S. Holder that are “effectively connected” with its conduct of a trade or business within the United States, and, if required by an income tax treaty, attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States, are not subject to the withholding tax described above, provided that the Non-U.S. Holder has furnished to Cincinnati Bell or another payor a properly executed IRS Form W-8ECI (or acceptable substitute form) upon which the Non-U.S. Holder represents, under penalties of perjury, that (i) the Non-U.S. Holder is a non-U.S. person, and (ii) the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and are includable in its gross income. Such dividends are, however, generally subject to U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder. In addition, such dividends received by a corporate Non-U.S. Holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Taxable Disposition of Cincinnati Bell Common Shares

Gain on the sale or other taxable disposition of Cincinnati Bell common shares will generally be subject to tax in the same manner as described above under “—The Merger—Non-U.S. Holders”. With respect to the third bullet point under that heading, although there can be no assurances, Cincinnati Bell does not believe that it is or was a USRPHC for U.S. federal income tax purposes during the applicable five-year period.

FATCA Withholding

Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a Non-U.S. Holder of Cincinnati Bell common shares will generally be subject to a 30% withholding tax on (i) dividends paid on Cincinnati Bell common shares and (ii) beginning after December 31, 2018, gross proceeds from the sale or other disposition of Cincinnati Bell common shares, unless (i) if the Non-U.S. Holder is a “non-financial foreign entity”, it provides Cincinnati Bell or an applicable payor or financial institution with certain documentation relating to its substantial U.S. owners or otherwise certifies that it does not have any substantial U.S. owners, (ii) if the Non-U.S. Holder is a “foreign financial institution”, it enters into an agreement with the Department of Treasury to, among other things, report certain information regarding its accounts with or interests held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, and it establishes its compliance with these rules by providing to Cincinnati Bell or an applicable payor or financial institution with an applicable IRS Form W-8 or (iii) the Non-U.S. Holder otherwise qualifies for an exemption from these rules and establishes such exemption by providing to Cincinnati Bell or an applicable payor or financial institution with an applicable IRS Form W-8. The rules relating to FATCA described above may be modified by an applicable intergovernmental agreement between the United States and the jurisdiction in which the Non-U.S. Holder is resident. Non-U.S. Holders are urged to consult their tax advisers regarding how FATCA may apply to their ownership and disposition of Cincinnati Bell common shares.

Information Reporting and Backup Withholding

Dividends paid with respect to shares of Cincinnati Bell common shares and proceeds from a sale or other disposition of Cincinnati Bell common shares received in the United States or through certain U.S.-related financial intermediaries may be subject to information reporting, and may be subject to backup withholding unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

DESCRIPTION OF CINCINNATI BELL CAPITAL STOCK

As a result of the merger, stockholders of Hawaiian Telcom common stock who receive Cincinnati Bell common shares in the merger will become Cincinnati Bell shareholders. Your rights as Cincinnati Bell shareholders will be governed by Ohio law, Cincinnati Bell’s amended and restated articles of incorporation and Cincinnati Bell’s amended and restated regulations. The following description of the material terms of Cincinnati Bell’s capital stock, including Cincinnati Bell common shares to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. We urge you to read the applicable provisions of Ohio law and Cincinnati Bell’s amended and restated articles of incorporation and amended and restated regulations carefully and in their entirety because they describe your rights as a holder of Cincinnati Bell common shares.

General

The total authorized capital stock of Cincinnati Bell consists of the following:

•	96,000,000 common shares, $0.01 par value;

•	1,357,299 voting preferred shares, without par value; and

•	1,000,000 non-voting preferred shares, without par value (together with the voting preferred shares, referred to as preferred shares).

The Cincinnati Bell board of directors has designated 400,000 voting preferred shares as Series A Preferred Shares and has designated 155,250 voting preferred shares as 6 3/4% Cumulative Convertible Preferred Shares, referred to in this proxy statement/prospectus as 6 3/4% Preferred Shares and described below.

At the close of business on the record date, [            ] Cincinnati Bell common shares were issued and outstanding; [            ] 6 3/4% Preferred Shares were issued and outstanding; no non-voting preferred shares were issued and outstanding; and no Series A Preferred Shares were outstanding.

No shares of any class have any preemptive rights.

No shares of any class have any cumulative voting rights.

Cincinnati Bell Common Shares

Each holder of Cincinnati Bell common shares is entitled to cast one vote for each share held of record on all matters properly submitted to a vote of Cincinnati Bell shareholders, including the election of directors. Holders of Cincinnati Bell common shares are entitled to receive dividends or other distributions declared by Cincinnati Bell’s board of directors. The right of the board of directors to declare dividends, however, is subject to the rights of any holders of preferred shares of Cincinnati Bell (including the rights of holders of the 6 3/4% Preferred Shares described under the section titled “Preferred Shares—6 3/4% Cumulative Convertible Preferred Shares”) and certain requirements under Ohio law. In particular, dividends on any series of preferred shares must be paid or declared and set apart for payment for all past dividend periods and for the current dividend period before any dividends (other than dividends payable in Cincinnati Bell common shares) may be declared or paid or set apart for payment on Cincinnati Bell common shares.

In 2010, Cincinnati Bell’s board of directors approved a plan authorizing the repurchase of up to $150.0 million of Cincinnati Bell common shares. The repurchase plan does not have a stated maturity. As of June 30, 2017, Cincinnati Bell is authorized to repurchase $124.4 million of Cincinnati Bell common shares under the repurchase plan.

Upon any liquidation, dissolution or winding up of Cincinnati Bell, the holders of preferred shares of any series must receive any amounts to which such holders are entitled as fixed with respect to such series, including any accumulated dividends, before any payment or distribution of assets may be made to or set aside for the holders of Cincinnati Bell common shares.

Preferred Shares

The Cincinnati Bell board of directors is authorized to provide for the issuance from time to time of preferred shares in series and, as to each series, to fix the designation, the dividend rate, the date or dates of payment of such dividends, the date or dates from which such dividends will be cumulative, the times when and the prices at which the preferred shares will be redeemable, the amounts holders of preferred shares will be entitled to receive upon the voluntary and involuntary liquidation, dissolution or winding up of Cincinnati Bell, the sinking fund provisions, if any, the conversion or exchange provisions, if any, the restrictions upon the payment of dividends or other distributions, if any, the restrictions upon the creation of indebtedness, if any, the restrictions upon the issuance of additional preferred shares ranking pari passu or senior in right of payment, if any, and any other rights, preferences and limitations that are not inconsistent with Ohio law or Cincinnati Bell’s amended and restated articles of incorporation.

Preferred shares of all series shall rank equally and be identical in all respects except that only voting preferred shares shall be voting shares and except that the Cincinnati Bell board of directors is authorized to amend Cincinnati Bell’s amended and restated articles of incorporation in respect of any unissued or treasury preferred shares and thereby to fix or change, to the full extent permitted by Ohio law, the relative rights, preferences and limitations of each series and the variations in such rights, preferences and limitations as between series. Each holder of preferred shares is entitled to cast one vote for each share held of record on all matters properly submitted to a vote of the shareholders, including the election of directors.

The approval by holders of at least two-thirds of all outstanding preferred shares is required to authorize any shares ranking prior to the preferred shares or amend Cincinnati Bell’s amended and restated articles of incorporation so as to affect adversely the preferred shares. The approval by holders of least two-thirds of all outstanding preferred shares of any series is required to change any provisions of the applicable series so as to affect adversely such series. The approval by holders of a majority of all outstanding preferred shares is required to increase the authorized number of preferred shares or authorize shares of any other class ranking on a parity with preferred shares.

In the event Cincinnati Bell has defaulted in the payment in the aggregate amount equivalent to six full quarterly dividends on any series of preferred shares, the number of directors then constituting the Cincinnati Bell board of directors shall ipso facto be increased by two and the holders of the outstanding preferred shares, voting separately as a class and without regard to series, shall have the exclusive right to elect the two directors to fill such newly-created directorships, and such right shall continue until all accrued and unpaid dividends have been paid or declared and set aside for payment.

Upon any liquidation, dissolution or winding up of Cincinnati Bell, the holders of preferred shares of any series will be entitled to receive the amounts to which such holders are entitled as fixed with respect to such series, including any accumulated dividends, before any payment or distribution of assets may be made to or set aside for the holders of Cincinnati Bell common shares.

6  3⁄4% Cumulative Convertible Preferred Shares

Holders of Cincinnati Bell’s 6 3/4% Preferred Shares are entitled to cast one vote per whole share that they hold of record on all matters properly submitted to a vote of the shareholders, including the election of directors. Holders of the 6 3/4% Preferred Shares and holders of Cincinnati Bell common shares will vote together as a single class, unless otherwise provided by law or Cincinnati Bell’s amended and restated articles of incorporation. The approval of each holder of the 6 3/4% Preferred Shares is necessary to, among other things:

•	alter the voting rights with respect to the 6 3/4% Preferred Shares or reduce the number of 6 3/4% Preferred Shares whose holders must consent to an amendment, supplement or waiver;

•	reduce the liquidation preference;

•	adversely alter the redemption provisions;

•	reduce the rate of or change the time for payment of dividends; and

•	waive a default in payment of dividends or liquidated damages.

In addition, the approval of holders of at least two-thirds of the issued and outstanding 6 3/4% Preferred Shares, voting as one class, is required to amend Cincinnati Bell’s amended and restated articles of incorporation to affect adversely the specified rights, preferences, privileges or voting rights of holders of the 6 3/4% Preferred Shares or to authorize the issuance of any additional 6 3/4% Preferred Shares.

Cincinnati Bell may redeem the 6 3/4% Preferred Shares at any time at a redemption price of $1,000 per share plus all accrued and unpaid dividends.

Unless previously redeemed or repurchased, each 6 3/4% Preferred Share is convertible, at the option of the holders, at any time, into Cincinnati Bell common shares at a conversion rate, subject to adjustment in certain events, of 5.7676 Cincinnati Bell common shares for each 6 3/4% Preferred Share.

Annual dividends of $67.50 per share on the 6 3/4% Preferred Shares are payable quarterly in arrears in cash or, if the documents governing any Cincinnati Bell indebtedness that existed prior to the issuance of 6 3/4% Preferred Shares prohibit such payment in cash, in Cincinnati Bell common shares.

In the event of the liquidation, dissolution or winding up of the business of Cincinnati Bell, holders of the 6 3/4% Preferred Shares are entitled to receive the liquidation preference of $1,000 per share plus all accrued and unpaid dividends and certain other amounts (if applicable) as provided in Cincinnati Bell’s amended and restated articles of incorporation.

Indemnification under Ohio Law

Cincinnati Bell’s amended and restated articles of incorporation do not address indemnification. Article V of Cincinnati Bell’s amended and restated regulations require the corporation, to the fullest extent permitted under Ohio General Corporation Law, or the OGCL, to indemnify all persons whom it may indemnify thereunder.

Chapter 1701.13(E) of the OGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, or is or was serving at the request of the corporation as a director or officer of another entity, because the person is or was a director or officer, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the suit, action or proceeding if (i) the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe the director’s or officer’s conduct was unlawful. In the case of an action by or in the right of the corporation, however, such indemnification may only apply to expenses actually and reasonably incurred by the person in connection with the defense or settlement of such action and no such indemnification may be made if either (a) the director or officer has been adjudged to be liable for negligence or misconduct in the performance of the director’s or officer’s duty to the corporation, unless and only to the extent that the court in which the proceeding was brought determines that the director or officer is fairly and reasonably entitled to indemnification for such expenses as the court deems proper, or (b) the only liability asserted against a director in a proceeding relates to the director’s approval of an impermissible dividend, distribution, redemption or loan. The OGCL further provides that to the extent a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, the corporation must indemnify the director or officer against expenses actually and reasonably incurred by the director or officer in connection with the action, suit or proceeding.

Chapter 1701.13(E) of the OGCL permits a corporation to pay expenses (including attorneys’ fees) incurred by a director, officer, employee or agent as they are incurred, in advance of the final disposition of the action, suit or proceeding, as authorized by the corporation’s directors and upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification.

Chapter 1701.13(E) of the OGCL states that the indemnification provided thereby is not exclusive of, and is in addition to, any other rights granted to persons seeking indemnification under a corporation’s articles or regulations, any agreement, a vote of the corporation’s shareholders or disinterested directors, or otherwise. In addition, Chapter 1701.13(E) of the OGCL grants express power to a corporation to purchase and maintain insurance or furnish similar protection, including trust funds, letters of credit and self-insurance, for director, officer, employee or agent liability, regardless of whether that individual is otherwise eligible for indemnification by the corporation.

The OGCL also permits corporations to purchase and maintain insurance on behalf of any director or officer against any liability asserted against such director or officer and incurred by such director or officer in his capacity as a director or officer, whether or not the corporation would have the power to indemnify the director or officer against such liability under the OGCL.

Cincinnati Bell has entered into indemnification agreements with each of its directors and executive officers and has acquired insurance for its obligations to provide indemnification to its directors and officers.

Anti-takeover Effects of Ohio Law, Cincinnati Bell’s Amended and Restated Articles and Cincinnati Bell’s Amended and Restated Regulations

Ohio Merger Moratorium Statute. Chapter 1704 of the OGCL regulates a broad range of business combinations, including mergers, consolidations, combinations, majority share acquisitions and sales, leases or other dispositions of substantial assets between an issuing public corporation and an interested shareholder (each, a “Chapter 1704 transaction”). An “issuing public corporation” is defined in the OGCL as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices or substantial assets within Ohio and as to which no close corporation agreement (as defined in the OGCL) exists. An “interested shareholder” is defined in the OGCL as a shareholder who, alone or with others, directly or indirectly, has the power to exercise or direct the exercise of 10% or more of the voting power of an issuing public corporation in the election of its directors. Chapter 1704 of the OGCL prohibits issuing public corporations from engaging in any Chapter 1704 transaction with any interested shareholder, unless the articles of incorporation provide otherwise, for a period of three years following the date on which the shareholder became an interested shareholder, unless the board of directors of the issuing public corporation had approved the business combination or the interested shareholder’s acquisition of shares of the corporation prior to the date the shareholder became an interested shareholder. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent (1) approval by the board of directors of the interested shareholder’s acquisition of shares of the corporation prior to the date that the shareholder becomes an interested shareholder, (2) approval by two-thirds of the shareholders and a majority of the disinterested shareholders of the issuing public corporation or (3) the transaction meeting certain statutorily-defined fair price provisions.

Business Combination Provision in Amended and Restated Articles. In addition to the foregoing statutory requirements, Cincinnati Bell’s amended and restated articles require holders of at least 80% of Cincinnati Bell’s outstanding common shares and voting preferred shares, voting as a single class, to approve any business combination with an interested shareholder, unless either a majority of Cincinnati Bell’s continuing directors unaffiliated with the interested shareholder approve the business combination or the business combination satisfies certain fair price provisions set forth in Cincinnati Bell’s amended and restated articles and a proxy or information statement describing the business combination compliant with the Exchange Act is mailed to all shareholders 30 days prior to the completion of the transaction.

Ohio Control Share Acquisition Act. Under Chapter 1701.831 of the OGCL, unless the articles of incorporation provide otherwise, certain notice and informational filings, and special shareholder meeting and voting procedures, must be followed prior to consummation of a proposed control share acquisition. A “control share acquisition” is defined in the OGCL as any acquisition of a corporation’s shares that, when added to all other shares of that corporation owned by the acquiring person, entitles the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the corporation in the election of its directors in any of the following ranges:

•	at least 20% but less than 33 1/3%;

•	least 33 1/3% but less than 50%; or

•	50% or more.

No Cumulative Voting. No shares of any class have any cumulative voting rights.

Supermajority Vote to Remove Directors. Cincinnati Bell’s amended and restated regulations provide that any director may be removed, with or without cause, only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the corporation, voting as a single class, at a meeting of the shareholders called for such purpose.

Authorized But Unissued Shares. Cincinnati Bell’s authorized but unissued common shares and preferred shares are available for future issuance without shareholder approval under Ohio law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Cincinnati Bell’s amended and restated articles of incorporation authorize the Cincinnati Bell board of directors to issue up to 2,357,299 preferred shares and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, as described above under the section titled “—Preferred Shares”, without any further vote or action by the shareholders. The existence of authorized but unissued Cincinnati Bell common shares and preferred shares could have the effect of delaying, deterring or preventing an attempt to obtain control of Cincinnati Bell by means of a proxy contest, tender offer, merger or otherwise.

Special Meetings of Shareholders. Cincinnati Bell’s amended and restated regulations provide that special meetings of shareholders may be called only by:

•	the chairman of the board of directors, the president or the vice president authorized to exercise the authority of the president in case of the president’s absence, death or disability;

•	resolution of the board of directors; or

•	resolution of the holders of at least one-half of the outstanding voting power of the corporation.

Actions by Written Consent. Section 1701.54 of the OGCL requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that, under section 1701.11 of the OGCL, a corporation’s code of regulations may be amended by an action by written consent of holders of two-thirds of the voting power of the corporation or, if the articles of incorporation or regulations otherwise provide, such greater or lesser amount, but not less than a majority. Cincinnati Bell’s amended and restated articles of incorporation and amended and restated regulations do not address action by written consent of the shareholders in lieu of a meeting.

Amendments of Amended and Restated Regulations. Cincinnati Bell’s amended and restated regulations may be amended only by the affirmative vote of holders of two-thirds of the outstanding voting power of the corporation, voting as a single class, at a meeting of shareholders called for such purpose, unless such amendment is recommended by an affirmative vote of two-thirds of the whole authorized number of directors, in which case only the affirmative vote of the holders of a majority of the outstanding voting power of the corporation, voting as a single class, at a meeting of shareholders called for such purpose, is required.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

Hawaiian Telcom is incorporated under the laws of the State of Delaware. The rights of Hawaiian Telcom stockholders are governed by the laws of the State of Delaware, including the DGCL, Hawaiian Telcom’s amended and restated certificate of incorporation and Hawaiian Telcom’s amended and restated bylaws. Cincinnati Bell is incorporated under the laws of the State of Ohio. The rights of Cincinnati Bell shareholders are governed by the laws of the State of Ohio, including the OGCL, Cincinnati Bell’s amended and restated articles of incorporation and Cincinnati Bell’s amended and restated regulations. If the merger is completed, Hawaiian Telcom stockholders who receive Cincinnati Bell common shares in the merger will become Cincinnati Bell shareholders. Thus, following completion of the merger, the rights of Hawaiian Telcom stockholders who become Cincinnati Bell shareholders in the merger will no longer be governed by the laws of the State of Delaware, Hawaiian Telcom’s amended and restated certificate of incorporation and Hawaiian Telcom’s amended and restated bylaws and instead will be governed by the laws of the State of Ohio, Cincinnati Bell’s amended and restated articles of incorporation and Cincinnati Bell’s amended and restated regulations.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of holders of Hawaiian Telcom common stock under the laws of the State of Delaware, including the DGCL, Hawaiian Telcom’s amended and restated certificate of incorporation and Hawaiian Telcom’s amended and restated bylaws (left column) and the holders of Cincinnati Bell common shares under the laws of the State of Ohio, including the OGCL, Cincinnati Bell’s amended and restated articles of incorporation and Cincinnati Bell’s amended and restated regulations (right column). The comparison set forth below is only a summary and does not purport to be a complete statement of the rights of the holders of Hawaiian Telcom common stock or holders of Cincinnati Bell common shares or a complete description of the specific provisions referenced below.

This summary is qualified in its entirety by reference to the full text of the DGCL, Hawaiian Telcom’s amended and restated certificate of incorporation, Hawaiian Telcom’s amended and restated bylaws, the OGCL, Cincinnati Bell’s amended and restated articles of incorporation and Cincinnati Bell’s amended and restated regulations, each of which we urge you to read carefully and in its entirety. Copies of Hawaiian Telcom’s and Cincinnati Bell’s governing documents are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed in the section titled “Where To Find More Information” beginning on page 192.

Hawaiian Telcom	Cincinnati Bell

Authorized Capital Stock
Hawaiian Telcom’s amended and restated certificate of incorporation authorizes the issuance of:	Cincinnati Bell’s amended and restated articles of incorporation authorize the issuance of:

(i) 245,000,000 shares of common stock, par value $0.01 per share; and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share.	(i) 96,000,000 common shares, par value $0.01 per share; (ii) 1,357,299 voting preferred shares, without par value; and (iii) 1,000,000 non-voting preferred shares, without par value.

Pursuant to Hawaiian Telcom’s amended and restated certificate of incorporation, the Hawaiian Telcom board of directors is authorized to provide, out of the unissued	Pursuant to Cincinnati Bell’s amended and restated articles of incorporation, the Cincinnati Bell board of directors is authorized to issue and, as described

shares of preferred stock, for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and to set the terms of such series.	under the section titled “Description of Cincinnati Bell Capital Stock—Preferred Shares”, set the terms of one or more series of preferred shares. The Cincinnati Bell board of directors has designated 400,000 voting preferred shares as Series A Preferred Shares and has designated 155,250 voting preferred shares as 6 3⁄4% Cumulative Convertible Preferred Shares.

Outstanding Shares

As of the close of business on the record date, [ ] shares of Hawaiian Telcom common stock were outstanding and no shares of Hawaiian Telcom preferred stock were outstanding.

As of the close of business on the record date,

[            ] Cincinnati Bell common shares were issued and outstanding; [            ] 6  3⁄4% Preferred Shares were issued and outstanding; no non-voting preferred shares were issued and outstanding; and no Series A Preferred Shares were outstanding.

Hawaiian Telcom common stock is traded on the NASDAQ under the symbol “HCOM”.	Cincinnati Bell common shares are traded on the NYSE under the symbol “CBB”. Cincinnati Bell’s 6 3/4% Preferred Shares are not traded on any securities exchange or national quotation system.

Number of Directors

Hawaiian Telcom’s amended and restated bylaws provide that the Hawaiian Telcom board of directors shall consist of no fewer than five members and no more than nine members and the exact number of members shall be determined from time to time by the Hawaiian Telcom board of directors. Hawaiian Telcom’s amended and restated bylaws further provide that one of the directors shall be the Chief Executive Officer of Hawaiian Telcom.	Cincinnati Bell’s amended and restated regulations provide that the Cincinnati Bell board of directors shall consist of no fewer than nine members and no more than 17 members and the exact number of members shall be determined by the affirmative vote of at least two-thirds of the whole authorized number of directors or the affirmative vote of holders of at least two-thirds of the outstanding voting power of the corporation, voting as a single class, at a shareholder meeting called for the purpose of electing directors.

The Hawaiian Telcom board of directors currently consists of nine members.	The Cincinnati Bell board of directors currently consists of nine members. Pursuant to the merger agreement, at the effective time of the merger Cincinnati Bell will appoint to its board of directors two persons selected by Hawaiian Telcom, subject to approval of such persons by the Cincinnati Bell board of directors (not to be unreasonably withheld, conditioned or delayed). The two new directors will be in addition to the nine directors serving on the Cincinnati Bell board of directors immediately prior to the effective time of the merger.

Election of Directors

Hawaiian Telcom’s amended and restated bylaws provide for the election of directors at the annual meeting of stockholders, or at a special meeting in lieu of the annual meeting called for such purpose, by the	Cincinnati Bell’s amended and restated regulations provide for the election of directors at the annual meeting of shareholders. Cincinnati Bell’s amended and restated articles of incorporation provide that

vote of the plurality of the votes cast at any meeting for the election of directors at which a quorum is present.	except as otherwise provided in Cincinnati Bell’s amended and restated articles of incorporation regarding the election of directors by the holders of any series of Preferred Shares, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, except that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a vote of the plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. A majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director.

Hawaiian Telcom’s board of directors is not classified.	Cincinnati Bell’s board of directors is not classified.

Removal of Directors

Hawaiian Telcom’s amended and restated bylaws provide that any director or the entire Hawaiian Telcom board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	Cincinnati Bell’s amended and restated regulations provide that any director may be removed, with or without cause, by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the corporation, voting as a single class, at a meeting of shareholders called for such purpose.

Filling Vacancies on the Board of Directors

Hawaiian Telcom’s amended and restated bylaws provide that vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors shall be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.	Cincinnati Bell’s amended and restated regulations provide that any vacancy on the board of directors, whether created by an increase in the number of directors, removal of a director, death or resignation of a director or otherwise, may be filled by the remaining directors, even if less than a majority of the whole authorized number of directors, by a majority vote, or by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the corporation, voting as a single class, at a meeting of shareholders called for such purpose.

Nomination of Director Candidates by Shareholders

Hawaiian Telcom’s amended and restated bylaws provide that nominations of persons for election to the board of directors may be made at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors by any stockholder of Hawaiian Telcom (a) who is a stockholder of record on the date of the giving of the notice described below and on the record date for the determination of stockholders entitled to notice of, and to vote at, such meeting and (b) who complies with the notice procedures described below.

Cincinnati Bell’s amended and restated articles of incorporation and amended and restated regulations do not address shareholder nominations for election to the board of directors. The OGCL does not provide shareholders with any specific rights regarding shareholder nominations for election to the board of directors.

The charter for Cincinnati Bell’s Governance and Nominating Committee of the board of directors provides that any qualified individual or group may

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to Hawaiian Telcom’s Secretary. To be timely, a stockholder’s notice to Hawaiian Telcom’s Secretary must be delivered to or mailed and received at Hawaiian Telcom’s principal executive offices (1) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (2) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to Hawaiian Telcom’s Secretary must set forth certain information and representations about the nominating stockholder and its nominee, as more particularly set forth in Hawaiian Telcom’s amended and restated bylaws.

If the chairman of a meeting of stockholders determines that a nomination was not made in accordance with the procedures set forth in Hawaiian Telcom’s amended and restated bylaws, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) making a nomination does not appear at the annual or special meeting of stockholders to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by Hawaiian Telcom.

propose to the Governance and Nominating Committee a candidate for election to the board of directors at any time. Such proposal should be directed to the Chairman of the board or the Corporate Secretary. Qualified proposers include, but are not limited to, shareholders, incumbent directors and members of top management. A nomination from an independent shareholder must be submitted in accordance with any procedures set forth by the Governance and Nominating Committee. The Governance and Nominating Committee will review prospective candidates, and if approved by the Governance and Nominating Committee, recommend candidates to the full board of directors for consideration. The board of directors will then nominate director candidates for election by the shareholders.

Calling Special Meetings of Shareholders

Hawaiian Telcom’s amended and restated bylaws provide that special meetings of stockholders, unless otherwise required by law, may be called by the chairman of the board, a majority of the whole board of directors or holders of common stock who hold a	Cincinnati Bell’s amended and restated regulations provide that special meetings of shareholders for any purpose may be called by (1) the chairman of the board, the president or the vice president authorized to exercise the authority of the president in case of

majority of the outstanding common stock entitled to vote generally in the election of directors. Special meetings of stockholders shall be held at such time and any such place as the board of directors may fix by resolution or as set forth in the notice of the meeting; provided, however, that any special meeting called by stockholders shall comply with the notice, administrative and other requirements set forth in Hawaiian Telcom’s amended and restated bylaws.	the president’s absence, death or disability, (2) resolution of the board of directors or (3) resolution of the holders of at least one-half of the outstanding voting power of the corporation.

Shareholder Proposals

Hawaiian Telcom’s amended and restated bylaws provide that a stockholder proposal must be properly brought before the meeting of stockholders and may only be brought by any stockholder of Hawaiian Telcom (1) who is a stockholder of record on the date of the giving of the notice provided for below and on the record date for the determination of stockholders entitled to notice of, and to vote at, such meeting and (2) who complies with the notice procedures described below.

For a stockholder proposal to be properly brought before any meeting of stockholders by a stockholder, such stockholder must have given timely notice thereof in proper written form to Hawaiian Telcom’s Secretary. To be timely, a stockholder’s notice to Hawaiian Telcom’s Secretary must be delivered to or mailed and received at Hawaiian Telcom’s principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. To be in proper written form, a stockholder’s notice to Hawaiian Telcom’s Secretary must set forth certain information and representations for each matter such stockholder proposes to bring before the meeting, as more particularly set forth in the amended and restated bylaws.

In addition, in accordance with SEC Rule 14a-8 under the Exchange Act, stockholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by Hawaiian Telcom at its principal executive offices at

Cincinnati Bell’s amended and restated articles of incorporation and amended and restated regulations do not address shareholder proposals, and the OGCL does not provide shareholders with any specific rights to make shareholder proposals.

In accordance with SEC Rule 14a-8 under the Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by Cincinnati Bell at its principal executive offices at least 120 days before the anniversary of the date that the previous year’s proxy statement was first mailed to shareholders. However, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before Cincinnati Bell begins to print and mail its proxy materials. Any such shareholder proposal must comply with all other applicable procedural requirements of SEC Rule 14a-8, and may be excluded from the proxy statement on any of the bases specified in Rule 14a-8, including if such proposal seeks to include a director nomination in Cincinnati Bell’s proxy statement.

least 120 days before the anniversary of the date that the previous year’s proxy statement was first mailed to stockholders. However, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before Hawaiian Telcom begins to print and mail its proxy materials. Any such stockholder proposal must comply with all other applicable procedural requirements of SEC Rule 14a-8, and may be excluded from the proxy statement on any of the bases specified in Rule 14a-8, including if such proposal seeks to include a director nomination in Hawaiian Telcom’s proxy statement.

If the chairman of a meeting of stockholders determines that business was not properly brought before the meeting in accordance with the procedures set forth in Hawaiian Telcom’s amended and restated bylaws, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted. Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) proposing business does not appear at the annual or special meeting of stockholders to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by Hawaiian Telcom.

Action by Written Consent

Hawaiian Telcom’s amended and restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting and may not be effected by a written consent of stockholders.	Under the OGCL, Cincinnati Bell shareholders may take action, without a meeting, by the written unanimous consent of shareholders who would be entitled to notice of a shareholder meeting held for such purpose. Otherwise, shareholders are able to take action only at an annual or special meeting called in accordance with Cincinnati Bell’s amended and restated regulations.

Notice of Shareholder Meetings

Under Hawaiian Telcom’s amended and restated bylaws, written notice of each annual and special meeting of stockholders, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered or mailed, in writing, at least ten but not more than 60 days before the date of such meeting, to each stockholder entitled to vote thereat. If mailed, such notice shall be deposited in the United States mail, postage prepaid,	Under the OGCL, Cincinnati Bell shareholders are entitled to written notice stating the time, place, if any, and purposes of a meeting of the shareholders, and the means, if any, by which shareholders can be present and vote at the meeting through the use of communications equipment. Notice shall be given either by personal delivery or by mail, overnight delivery service, or any other means of communication authorized by the shareholder to whom the notice is given, not less than seven nor more than 60 days before the date of the meeting directed to such stockholder at the address as the same appears on the records of Hawaiian Telcom. Notice given by electronic transmission shall be effective (1) if by facsimile, when faxed to a number where the stockholder has consented to receive notice; (2) if by electronic mail, when mailed electronically to an electronic mail address at which the stockholder has consented to receive such notice; (3) if by posting on an electronic network together with a separate notice of such posting, upon the later to occur of the posting or the giving of separate notice of the posting; or (4) if by other form of electronic communication, when directed to the stockholder in the manner consented to by the stockholder.

unless Cincinnati Bell’s amended and restated articles of incorporation or amended and restated regulations specify a longer period: (1) to every shareholder of record entitled to notice of the meeting; (2) by or at the direction of the president or the secretary of the corporation or any other person required or permitted by the regulations to give that notice.

If mailed or sent by overnight delivery service, the notice shall be sent to the shareholder at the shareholder’s address as it appears on the records of the corporation. If sent by another means of communication authorized by the shareholder, the notice shall be sent to the address furnished by the shareholder for those transmissions. Notice of adjournment of a meeting need not be given if the time and place, if any, to which it is adjourned and the means, if any, by which shareholders can be present and vote at the adjourned meeting through the use of communications equipment are fixed and announced at the meeting.

Quorum at Shareholders Meetings

Under Hawaiian Telcom’s amended and restated bylaws, at any meeting of stockholders, except as otherwise expressly required by law or by Hawaiian Telcom’s amended and restated certificate of incorporation, the holders of record of at least a majority of the outstanding shares of capital stock entitled to vote or act at such meeting shall be present or represented by proxy in order to constitute a quorum for the transaction of any business, but less than a quorum shall have power to adjourn any meeting until a quorum shall be present. Shares of Hawaiian Telcom capital stock owned by Hawaiian Telcom or by another corporation, if a majority of the shares of such other corporation entitled to vote in the election of directors is held by Hawaiian Telcom, shall not be counted for quorum purposes or entitled to vote. Notwithstanding the foregoing, when specified business is to be voted on by a class or series voting separately as a class or series, the holders of a majority of the voting power of the shares of such class or series shall constitute a quorum for the transaction of such business for the purposes of taking action on such business.	Cincinnati Bell’s amended and restated regulations provide that at all meetings of shareholders the holders of a majority of the shares issued and outstanding and entitled to vote at such meeting, present in person or by proxy, shall constitute a quorum, but no action required by law, Cincinnati Bell’s amended and restated articles of incorporation or Cincinnati Bell’s amended and restated regulations to be authorized or taken by the holders of a designated proportion of the shares of any particular class or of each class may be authorized or taken by a lesser proportion.

Shareholder Rights Plan

Hawaiian Telcom does not have a stockholder rights plan in effect.	Cincinnati Bell does not have a shareholder rights plan in effect.

Anti-Takeover Provisions and Other Shareholder Protections

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (1) any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of either the aggregate market value of all of the assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder; (4) subject to certain exceptions, any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or of any such subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits

The OGCL prohibits any transaction, such as mergers, consolidations, combinations or majority share acquisitions between an Ohio corporation and an “interested shareholder”, including an affiliate or associate of such interested shareholder (referred to as a “Chapter 1704 transaction”), for a period of three years from the date on which a shareholder first becomes an interested shareholder unless, prior to the interested shareholder’s share acquisition, the directors of the corporation approved the transaction or approved the purchase of shares by the interested shareholder. Under Chapter 1704 of the OGCL, an “interested shareholder” is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation. After such three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the transaction by the affirmative vote of at least two-thirds of the voting power of the corporation or such other percentage set forth in Cincinnati Bell’s amended and restated articles provided that a majority of the disinterested shareholders approve the transaction.

Additionally, the OGCL generally prohibits transactions pursuant to which a person obtains one-fifth or more but less than one-third of all the voting power of a corporation, one-third or more but less than a majority of all of the voting power of a corporation, or a majority or more of all the voting power of a corporation (a “control share acquisition”), unless the shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the voting power of the corporation and by the affirmative vote of a majority of the voting power of the corporation excluding the voting power of interested shares. A corporation can provide in its articles of incorporation or regulations that the OGCL provisions will not apply to control share acquisitions of shares of such corporation. Cincinnati Bell’s amended and restated articles of incorporation and amended and restated regulations do not contain such a provision.

In addition to the foregoing statutory requirements, Cincinnati Bell’s amended and restated articles provided by or through the corporation or any direct or indirect majority-owned subsidiary. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Pursuant to its amended and restated certificate of incorporation, Hawaiian Telcom has elected to be governed by Section 203 of the DGCL.

require holders of at least 80% of Cincinnati Bell’s outstanding common shares and voting preferred shares, voting as a single class, to approve any business combination with an interested shareholder, unless either a majority of Cincinnati Bell’s continuing directors unaffiliated with the interested shareholder approve the business combination or the business combination satisfies certain fair price provisions set forth in Cincinnati Bell’s amended and restated articles and a proxy or information statement describing the business combination compliant with the Exchange Act is mailed to all shareholders 30 days prior to the completion of the transaction.

Indemnification of Directors and Officers

Hawaiian Telcom’s amended and restated certificate of incorporation authorizes Hawaiian Telcom to indemnify its directors and officers, as well as its employees and agents, to the fullest extent permissible under Delaware law.

Pursuant to its amended and restated bylaws, Hawaiian Telcom shall indemnify any director or “executive officer” (as such term is defined in Rule 405 under the Securities Act) of Hawaiian Telcom, and may indemnify any employee or agent of Hawaiian Telcom who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was a director, officer, employee or agent of Hawaiian Telcom, or is or was serving at the request of Hawaiian Telcom as a director, officer, employee or agent of another entity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of Hawaiian Telcom, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, to the fullest extent permitted by law as the same exists or may hereafter be amended; provided, however, that, except with respect to proceedings to enforce rights to indemnification, Hawaiian Telcom shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Hawaiian Telcom board of directors of Hawaiian Telcom. Under Section 145 of the DGCL, a

Chapter 1701.13(E) of the OGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, or is or was serving at the request of the corporation as a director or officer of another entity, because the person is or was a director or officer, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the suit, action or proceeding if (1) the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and (2) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe the director’s or officer’s conduct was unlawful. In the case of an action by or in the right of the corporation, however, such indemnification may only apply to expenses actually and reasonably incurred by the person in connection with the defense or settlement of such action and no such indemnification may be made if either (1) the director or officer has been adjudged to be liable for negligence or misconduct in the performance of the director’s or officer’s duty to the corporation, unless and only to the extent that the court in which the proceeding was brought determines that the director or officer is fairly and reasonably entitled to indemnification for such expenses as the court deems proper, or (2) the only liability asserted against a director in a proceeding relates to the director’s approval of an impermissible dividend, distribution, redemption or loan. The OGCL further provides that to the extent a director or officer has been successful on the merits or otherwise corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Hawaiian Telcom’s amended and restated bylaws further provide that expenses incurred by a director, officer, employee or agent in defending or testifying in an action, suit or proceeding shall (in the case of a director or executive officer of Hawaiian Telcom) and may (in the case of an employee or agent of Hawaiian Telcom) be paid by Hawaiian Telcom in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, executive officer, employee or agent to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified by Hawaiian Telcom against such expenses.

in defense of any action, suit or proceeding referred to above, the corporation must indemnify the director or officer against expenses actually and reasonably incurred by the director or officer in connection with the action, suit or proceeding.

Chapter 1701.13(E) of the OGCL permits a corporation to pay expenses (including attorneys’ fees) incurred by a director, officer, employee or agent as they are incurred, in advance of the final disposition of the action, suit or proceeding, as authorized by the corporation’s directors and upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification.

Chapter 1701.13(E) of the OGCL states that the indemnification provided thereby is not exclusive of, and is in addition to, any other rights granted to persons seeking indemnification under a corporation’s articles or regulations, any agreement, a vote of the corporation’s shareholders or disinterested directors, or otherwise. In addition, Chapter 1701.13(E) of the OGCL grants express power to a corporation to purchase and maintain insurance or furnish similar protection, including trust funds, letters of credit and self-insurance, for director, officer, employee or agent liability, regardless of whether that individual is otherwise eligible for indemnification by the corporation.

Cincinnati Bell’s amended and restated regulations require the corporation, to the fullest extent permitted under the OGCL, to indemnify all persons whom it may indemnify pursuant thereunder.

Amendments to Articles/Certificate of Incorporation and Bylaws/Regulations

Under Section 242 of the DGCL, a corporation’s certificate of incorporation may be amended only if the proposed amendment is adopted and declared advisable by the board of directors and, unless the amendment adversely affects a class of non-voting shares, the holders of a majority of the outstanding shares of stock entitled to vote.

Under Hawaiian Telcom’s amended and restated certificate of incorporation and amended and restated bylaws, except as otherwise provided therein (including as described below), the board of directors, by affirmative vote of a majority of the whole board of directors, is expressly authorized to adopt, amend or repeal any or all of Hawaiian Telcom’s amended and restated bylaws. Except as otherwise provided in

Section 1701.71(a) of the OGCL provides that, subject to certain exceptions, the shareholders of an Ohio corporation, at a meeting held for that purpose, may adopt an amendment to the corporation’s articles (1) by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal or, if the articles provide or permit, by the affirmative vote of a greater or lesser proportion, but not less than a majority, of such voting power, and (2) by the affirmative vote of the holders of shares of any particular class that is required by the articles.

Cincinnati Bell’s amended and restated articles of incorporation provide for certain limited exceptions to the general voting standard set forth in Section

Hawaiian Telcom’s amended and restated certificate of incorporation (including as described below), the amended and restated bylaws may also be adopted, amended or repealed by the affirmative vote of a majority of the shares of Hawaiian Telcom entitled to vote generally in elections of directors that are present at a duly called annual or special meeting of stockholders at which a quorum is present. Hawaiian Telcom’s amended and restated certificate of incorporation further provides that Articles VI, VII and VIII of Hawaiian Telcom’s amended and restated certificate of incorporation and Sections 2.2, 2.7, 3.2, 3.5, 3.6, 3.7, 3.8, and 7.12 of Hawaiian Telcom’s amended and restated bylaws may not be repealed or amended in any respect unless such action is approved by the affirmative vote of a majority of all shares of Hawaiian Telcom entitled to vote generally in elections of directors. Additionally, the provisions set forth in Sections 2.6, 2.8, 2.9, and 3.4 of Hawaiian Telcom’s amended and restated bylaws may not be repealed or amended in any respect unless the action is approved by both the affirmative vote of a majority of the whole board of directors and the affirmative vote of a majority of all shares of Hawaiian Telcom entitled to vote generally in elections of directors. Hawaiian Telcom’s amended and restated bylaws provide that any repeal or modification of the provisions of Article VI of Hawaiian Telcom’s amended and restated bylaws shall not adversely affect any right or protection under Hawaiian Telcom’s amended and restated bylaws of a director, executive officer, employee or agent of Hawaiian Telcom in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

1701.71(a) of the OGCL, including in connection with amendments to the provisions of Cincinnati Bell’s amended and restated articles of incorporation related to preferred shares, which are described under the section titled “Description of Cincinnati Bell Capital Stock—Preferred Shares” beginning on page 155. In addition, Cincinnati Bell’s amended and restated articles of incorporation provide that the affirmative vote of the holders of at least 80% of the then outstanding voting shares, voting as a single class at a meeting of shareholders called for such purpose, is required to amend, repeal or adopt provisions inconsistent with the business combination provisions set forth in Cincinnati Bell’s amended and restated articles of incorporation, which are described under the section titled “Description of Cincinnati Bell Capital Stock—Anti-takeover Effects of Ohio Law, Cincinnati Bell’s Amended and Restated Articles and Cincinnati Bell’s Amended and Restated Regulations—Business Combination Provision in Amended and Restated Articles” beginning on page 157, unless the Cincinnati Bell board of directors has recommended such amendment, repeal or adoption and no person is known by the Cincinnati Bell board of directors to be an interested shareholder, in which case the affirmative vote of the holders of at least two-thirds of the then outstanding voting shares, voting as a single class at a meeting of shareholders, is required.

Section 17.01.11 of the OGCL provides that regulations for the government of an Ohio corporation may be adopted, amended or repealed, among other circumstances, by the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal, or if the articles or regulations that have been adopted so provide, by the affirmative vote of the holders entitling them to exercise a greater proportion than a majority of the voting power of the corporation on the proposal.

Pursuant to Cincinnati Bell’s amended and restated regulations, Cincinnati Bell’s amended and restated regulations may be altered, amended or repealed only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the corporation voting as a single class at a meeting of shareholders called for such purpose, unless such alteration, amendment or repeal is recommended by the affirmative vote of at least two-thirds of the whole authorized number of directors, in which case

Cincinnati Bell’s amended and restated regulations may be altered, amended or repealed by the affirmative vote of the holders of a majority of the outstanding voting power of the corporation voting as a single class at a meeting of shareholders called for such purpose.

Appraisal Rights

If the merger is completed, stockholders who do not vote in favor of the adoption of the merger agreement, who continuously hold their shares of Hawaiian Telcom common stock through the effective time and who properly demand appraisal of their shares of Hawaiian Telcom common stock in compliance with the requirements of Section 262 of the DGCL will be entitled to exercise appraisal rights in connection with the merger under Section 262. This means that holders of shares of Hawaiian Telcom common stock who may exercise appraisal rights and who also have properly exercised, perfected and not lost those appraisal rights are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Hawaiian Telcom common stock, exclusive of any elements of value arising from the accomplishment or expectation of the merger, together with interest (subject to certain exceptions) to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery, so long as those holders comply exactly with the procedures established by Section 262.

Due to the complexity of the appraisal process, stockholders who wish to seek appraisal of their shares of Hawaiian Telcom common stock are encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Section 262 could be more than, the same as or less than the value of the merger consideration.

To perfect their appraisal rights, Hawaiian Telcom stockholders must follow exactly the procedures specified under Section 262, including, (i) delivering a written demand for appraisal that complies with Section 262 to Hawaiian Telcom before the vote is taken on the proposal to adopt the merger agreement; (ii) not submitting a proxy or otherwise voting in favor of the proposal to adopt the merger agreement; and (iii) continuing to hold their shares of Hawaiian Telcom common stock of record through the effective time. A

Under the OGCL, dissenting shareholders of an Ohio corporation being merged into or consolidated with another corporation are entitled to appraisal rights, which is the right to dissent from certain corporate actions and demand payment of the fair cash value of their shares. In some circumstances, shareholders of an acquiring corporation are also entitled to appraisal rights in connection with a merger, combination or majority share acquisition in which those shareholders are entitled to voting rights. The OGCL provides shareholders of an acquiring corporation with voting rights if the acquisition involves the transfer of shares of the acquiring corporation entitling the recipients of those shares to exercise one-sixth or more of the voting power of the acquiring corporation after the consummation of the transaction. However, appraisal rights are not available to shareholders of an acquiring corporation if the shares entitling those shareholders to vote are listed on an exchange both as of the day immediately preceding the date of the special meeting to approve the agreement of merger and immediately following the effective time of the merger.

stockholder’s failure to follow exactly the procedures specified under Section 262 will result in the loss of his, her or its appraisal rights. If a stockholder holds shares of Hawaiian Telcom common stock through a bank, brokerage firm or other nominee and wishes to exercise appraisal rights, such stockholder should consult with his, her or its bank, brokerage firm or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such bank, brokerage firm or nominee. The Section 262 requirements for exercising appraisal rights are described in further detail in this proxy statement/prospectus in the section titled “The Merger—Appraisal Rights” beginning on page 118, and Section 262 regarding appraisal rights is reproduced and attached as Annex D to this proxy statement/prospectus. This proxy statement/prospectus constitutes a formal notice of appraisal rights under Section 262 in connection with the merger.

Forum for Adjudication of Disputes

Under Hawaiian Telcom’s amended and restated bylaws, unless Hawaiian Telcom, in writing, selects or consents to the selection of an alternative forum, the sole and exclusive forum for any current or former stockholder (including any current or beneficial owner) to bring internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Delaware Court of Chancery (or, if the Delaware Court of Chancery does not have jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if such court does not have jurisdiction, the United States District Court for the District of Delaware). For the purposes of this provision, “internal corporate claims” means claims, including claims in the right of Hawaiian Telcom: (1) that are based upon a violation of a duty by a current or former director, officer or stockholder in such capacity, or (2) as to which the DGCL confers jurisdiction upon the Delaware Court of Chancery.	Cincinnati Bell’s amended and restated articles of incorporation and amended and restated regulations do not address forum selection for the adjudication of disputes.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Cincinnati Bell and Hawaiian Telcom, combined and adjusted to give effect to the merger, including the financing structure established to effect the merger.

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 assumes that the merger had been completed on June 30, 2017 and combines Cincinnati Bell’s June 30, 2017 unaudited condensed consolidated balance sheet with Hawaiian Telcom’s June 30, 2017 unaudited condensed consolidated balance sheet.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 assume that the merger had been completed on January 1, 2016. Cincinnati Bell’s audited consolidated statement of operations for the fiscal year ended December 31, 2016 has been combined with Hawaiian Telcom’s audited consolidated statement of income for the year ended December 31, 2016 and Cincinnati Bell’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2017 has been combined with Hawaiian Telcom’s unaudited condensed consolidated statement of income for the six months ended June 30, 2017.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. Accordingly, the unaudited pro forma condensed combined financial information does not reflect any synergies that could result from the merger, including any cost savings, or the associated costs to achieve such synergies. Furthermore, the impact from merger-related expenses is not included in the unaudited pro forma condensed combined statements of operations. However, the impact of these expenses is reflected in the unaudited pro forma condensed combined balanced sheet as a decrease to cash and cash equivalents and a corresponding decrease to retained earnings.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Cincinnati Bell and Hawaiian Telcom for the applicable dates and periods, which are incorporated by reference in this proxy statement/prospectus:

•	Audited consolidated historical financial statements of Cincinnati Bell as of and for the year ended December 31, 2016 and the related notes included in Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2016;

•	Audited consolidated historical financial statements of Hawaiian Telcom as of and for the year ended December 31, 2016 and the related notes included in Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2016;

•	Unaudited condensed consolidated historical financial statements of Cincinnati Bell as of and for the six months ended June 30, 2017 and the related notes included in Cincinnati Bell’s Quarterly Report on Form 10-Q for the period ended June 30, 2017; and

•	Unaudited condensed consolidated historical financial statements of Hawaiian Telcom as of and for the six months ended June 30, 2017 and the related notes included in Hawaiian Telcom’s Quarterly Report on Form 10-Q for the period ended June 30, 2017.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The unaudited pro forma condensed combined information is not necessarily indicative of what the combined financial position or results of operations actually would have been had the merger been completed as of the assumed dates or for the periods presented. In addition, the unaudited pro forma condensed combined financial information does not purport to project the combined financial position or operating results for any future period. The unaudited pro forma condensed combined financial information is subject to risks and uncertainties, including those discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States, or GAAP standards. Acquisition accounting is dependent on certain valuations and other analyses that have yet to progress to a stage where there is sufficient information for a definitive measurement. In particular, Cincinnati Bell is the acquirer for accounting purposes. Cincinnati Bell has not had sufficient time to completely evaluate the fair values of the tangible and identifiable intangible assets of Hawaiian Telcom, the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Hawaiian Telcom’s accounting policies to Cincinnati Bell’s accounting policies. Additionally, the value of the portion of the per share merger consideration to be paid in shares of Cincinnati Bell common shares will be determined based on the trading price of Cincinnati Bell common shares at the time of the completion of the merger. Accordingly, the pro forma adjustments, including the allocations of the purchase price, are very preliminary, have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and may be revised as additional information becomes available and additional analysis is performed. Differences between these very preliminary estimates and the final acquisition accounting could have a material impact on the unaudited pro forma condensed combined financial information or the combined financial position or operating results for any future period.

For the avoidance of doubt, the unaudited pro forma condensed combined financial information has not been adjusted to give effect to the OnX acquisition. Had the unaudited pro forma condensed combined financial information been adjusted to give effect to the OnX acquisition, the unaudited pro forma condensed combined financial information would differ in several important respects from the unaudited pro forma condensed combined financial information included herein. Accordingly, the unaudited pro forma condensed combined financial information is not indicative of what the combined financial position or results of operations actually would have been had the merger and the OnX acquisition been completed as of the assumed dates or for the periods presented. In addition, the unaudited pro forma condensed combined financial information does not purport to project the combined financial position or operating results for any future period following the completion of the OnX acquisition. See “The OnX Acquisition” beginning on page 146 of this proxy statement/prospectus for a more detailed description of the OnX acquisition.

Cincinnati Bell Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2017

(Values in millions, except share amounts)

	Cincinnati Bell	Hawaiian Telcom	Reclassifications	Pro Forma Adjustments		Pro Forma Combined
Assets:
Current assets
Cash and cash equivalents	$58.2	$25.9	$—	$(223.9	)A	$5.0
				144.8	B
Receivables, less allowances of $9.7 and $3.8	166.5	28.0	—	—		194.5
Inventory, materials and supplies	23.4	7.1	—	—		30.5
Prepaid expenses	19.9	5.9	—	—		25.8
Other current assets	5.3	7.3	—	—		12.6

Total current assets	273.3	74.2	—	(79.1)		268.4
Property, plant and equipment, net	1,111.7	601.3	—	—		1,713.0
Goodwill	18.6	12.1	—	(12.1	)C	114.1
				95.5	D
Intangibles	—	31.9	1.2	(31.9	)E	54.2
				53.0	F
Deferred income taxes, net	55.1	88.5	—	(38.2	)G	105.4
Other noncurrent assets	23.0	2.5	(1.2)	(1.6	)H	26.2
				3.5	I

Total assets	$1,481.7	$810.5	$—	$(10.9)		$2,281.3

Liabilities and Shareowners’ Deficit:
Current liabilities
Current portion of long-term debt	$10.8	$10.3	0.5	$(10.3	)J	$11.3
Accounts payable	121.5	47.9	—	—		169.4
Accrued expenses	—	10.4	(10.4)	—		—
Unearned revenue and customer deposits	33.4	15.1	—	—		48.5
Accrued taxes	12.2	—	0.9	—		13.1
Accrued interest	21.8	—	1.4	(2.5	)K	20.7
Accrued payroll and benefits	27.3	—	8.1	—		35.4
Other current liabilities	34.9	6.8	(0.5)	—		41.2

Total current liabilities	261.9	90.5	—	(12.8)		339.6
Long-term debt, less current portion	1,116.1	303.6	0.5	(309.7	)J	1,606.2
				6.1	L
				(313.0	)M
				802.6	N
Pension and postretirement benefit obligations	190.2	85.4	—	—		275.6
Other noncurrent liabilities	37.5	17.3	(0.5)	—		54.3

Total liabilities	1,605.7	496.8	—	173.2		2,275.7

Shareowners’ deficit
Preferred stock	129.4	—	—	—		129.4
Common shares	0.4	0.1	—	—		0.5
Additional paid-in capital	2,568.5	181.2	—	(181.2	)O	2,717.8
				149.3	P
Accumulated (deficit) equity	(2,669.6)	155.2	—	(155.2	)O	(2,689.4)
				(16.0	)Q
				(1.6	)H
				(2.8	)M
				0.6	R
Accumulated other comprehensive loss	(152.7)	(22.8)	—	22.8	O	(152.7)

Total shareowners’ (deficit) equity	(124.0)	313.7	—	(184.1)		5.6

Total liabilities and shareowners’ (deficit) equity	$1,481.7	$810.5	$—	$(10.9)		$2,281.3

See the accompanying notes to the unaudited pro forma condensed combined financial information which are an integral part of this information. The pro forma adjustments are explained in “Note 4—Preliminary Pro Forma Adjustments Related to the Merger”.

Cincinnati Bell Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2016

(Values in millions, except share amounts)

	Cincinnati Bell	Hawaiian Telcom	Reclassifications	Pro Forma Adjustments		Pro Forma Combined
Revenue
Services	$978.7	$393.0	$(12.4)	$—		$1,359.3
Products	207.1	—	12.4	—		219.5

Total revenue	1,185.8	393.0	—	—		1,578.8

Costs and expenses
Cost of services, excluding items below	506.4	165.9	(9.2)	—		663.1
Cost of products sold, excluding items below	172.5	—	9.2	—		181.7
Selling, general and administrative	218.7	118.4	—	—		337.1
Depreciation and amortization	182.2	89.9	—	(2.1	)AA	277.7
				7.7	BB
Restructuring and severance related charges (reversals)	11.9	—	—	—		11.9
Other	1.1	—	—	—		1.1

Total operating costs and expenses	1,092.8	374.2	—	5.6		1,472.6

Operating income	93.0	18.8	—	(5.6)		106.2
Interest expense	75.7	17.1	—	(16.1	)CC	92.4
				(23.8	)DD
				38.8	EE
				0.7	FF
Loss on extinguishment of debt, net	19.0	—	—	(3.9	)GG	15.1
Gain on sale of CyrusOne investment	(157.0)	—	—	—		(157.0)
Other income, net	(7.6)	—	—	—		(7.6)

Income from continuing operations before income taxes	162.9	1.7	—	(1.3)		163.3
Income tax expense	61.1	0.6	—	(0.5	)JJ	61.2

Income from continuing operations	101.8	1.1	—	(0.8)		102.1
Income from discontinued operations, net of tax	0.3	—	—	—		0.3

Net income	102.1	1.1	—	(0.8)		102.4
Preferred stock dividends	10.4	—	—	—		10.4

Net income applicable to common shareowners	$91.7	$1.1	$—	$(0.8)		$92.0

Basic net earnings per common share
Basic earnings per common share from continuing operations	$2.17	$0.10	$—	$—		$1.84
Basic earnings per common share from discontinued operations	$0.01	$—	$—	$—		$0.01

Basic net earnings per common share	$2.18	$—	$—	$—		$1.85

Diluted net earnings per common share
Diluted earnings per common share from continuing operations	$2.17	$0.10	$—	$—		$1.84
Diluted earnings per common share from discontinued operations	$0.01	$—	$—	$—		$0.01

Diluted net earnings per common share	$2.18	$—	$—	$—		$1.85

Weighted-average common shares outstanding (millions)
Basic	42.0	11.5	—	7.9	KK	49.9
Diluted	42.1	11.6	—	7.9	KK	50.0

See the accompanying notes to the unaudited pro forma condensed combined financial information which are an integral part of this information. The pro forma adjustments are explained in “Note 4—Preliminary Pro Forma Adjustments Related to the Merger”.

Cincinnati Bell Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 30, 2017

(Values in millions, except share amounts)

	Cincinnati Bell	Hawaiian Telcom	Reclassifications	Pro Forma Adjustments		Pro Forma Combined
Revenue
Services	$490.5	$185.8	$(4.9)	$—		$671.4
Products	81.7	—	4.9	—		86.6

Total revenue	572.2	185.8	—	—		758.0

Costs and expenses
Cost of services, excluding items below	252.2	81.4	(3.8)	—		329.8
Cost of products sold, excluding items below	68.0	—	3.8	—		71.8
Selling, general and administrative	112.1	58.0	—	—		170.1
Depreciation and amortization	92.8	43.0	—	(0.9	)AA	140.3
				5.4	BB
Restructuring and severance related charges	29.2	—	—	—		29.2
Other	2.3	—	—	(0.4	)HH	1.9

Total operating costs and expenses	556.6	182.4	—	4.1		743.1

Operating income	15.6	3.4	—	(4.1)		14.9
Interest expense	36.1	7.8	—	(7.5	)CC	48.9
				(7.2	)DD
				19.3	EE
				0.4	FF
Loss on extinguishment of debt, net	—	4.8	—	(4.8	)II	—
Gain on sale of CyrusOne investment	(117.7)	—	—	—		(117.7)
Other income, net	(1.0)	—	—	—		(1.0)

Income (loss) from continuing operations before income taxes	98.2	(9.2)	—	(4.3)		84.7
Income tax expense (benefit)	35.7	(3.8)	—	(1.6	)JJ	30.3

Net income (loss) from continuing operations	62.5	(5.4)	—	(2.7)		54.4
Preferred stock dividends	5.2	—	—	—		5.2

Net income (loss) applicable to common shareowners	$57.3	$(5.4)	$—	$(2.7)		$49.2

Basic net (loss) earnings per common share	$1.36	$(0.47)	$—	$—		$0.98

Diluted net (loss) earnings per common share	$1.35	$(0.47)	$—	$—		$0.98

Weighted-average common shares outstanding (millions)
Basic	42.1	11.6	—	7.9	KK	50.0
Diluted	42.3	11.6	—	7.9	KK	50.2

See the accompanying notes to the unaudited pro forma condensed combined financial information which are an integral part of this information. The pro forma adjustments are explained in “Note 4—Preliminary Pro Forma Adjustments Related to the Merger”.

Note 1—Description of Transaction and Basis of Presentation

On July 9, 2017, Cincinnati Bell, Hawaiian Telcom and Merger Sub entered into the merger agreement, pursuant to which, subject to the terms and conditions set forth in the merger agreement, Hawaiian Telcom will become a wholly-owned subsidiary of Cincinnati Bell. As a result of the merger, each share of Hawaiian Telcom common stock issued and outstanding immediately prior to the completion of the merger (other than excepted shares) will be converted into the right to receive, at the election of Hawaiian Telcom stockholders, subject to proration as set forth in the merger agreement and described below:

i.	1.6305 Cincinnati Bell common shares, plus cash in lieu of fractional shares (the “share consideration”);

ii.	0.6522 Cincinnati Bell common shares and $18.45 in cash, without interest, plus cash in lieu of fractional shares (the “mixed consideration”); or

iii.	$30.75 in cash, without interest (the “cash consideration”).

The total consideration to be paid to Hawaiian Telcom stockholders is subject to proration procedures that are designed to ensure that the total amount of cash paid, and the total number of Cincinnati Bell common shares issued in the merger, as a whole, will equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all of the Hawaiian Telcom stockholders received the mixed consideration. Cincinnati Bell plans to pay the cash portion of the total consideration from cash on hand and the proceeds of third-party debt financing, which may include some combination of senior secured credit facilities and Cincinnati Bell’s existing Accounts Receivable Securitization Facility (“Receivables Facility”). Cincinnati Bell entered into an amended and restated commitment letter (the “Commitment Letter”) with Morgan Stanley Senior Funding, Inc. and certain other arrangers (collectively, the “Committed Parties”) on July 24, 2017. Pursuant to the Commitment Letter, the Committed Parties have committed to provide Cincinnati Bell with up to $1,130 million senior secured credit facilities (the “Credit Facilities”), consisting of (i) a $180 million revolving credit facility with a maturity of five years (the “New Credit Facility”) and (ii) term loan facilities in an aggregate amount equal to $950 million with a maturity of seven years, to be made available to Cincinnati Bell to finance the merger and the OnX acquisition upon the respective closings thereof, subject to certain terms and conditions set forth in the Commitment Letter, and for other purposes. Proceeds from the Credit Facilities will be used, together with cash on hand, to repay Hawaiian Telcom’s outstanding term loan and borrowings under its existing revolving credit facility (“Hawaiian Telcom’s Existing Indebtedness”), refinance Cincinnati Bell’s existing revolving credit facility and term loan facility, pay the cash portion of the consideration for the merger, pay the consideration for the OnX acquisition, pay fees and expenses incurred in connection with the merger and the OnX acquisition and finance ongoing working capital and other general corporate needs.

The merger is reflected in the unaudited pro forma condensed combined financial information as being accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combination, with Cincinnati Bell treated as the acquirer. Under the acquisition method, the total estimated purchase price is calculated as described in Note 3. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates. These estimates are based on key assumptions related to the merger, including reviews of publicly disclosed allocations for other acquisitions in the industry, Cincinnati Bell’s historical experience, data that was available through the public domain and Cincinnati Bell’s due diligence review of Hawaiian Telcom’s business. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the merger may differ materially from the information presented herein. These estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on the fair market value of actual net tangible and intangible assets and liabilities of Hawaiian Telcom at the closing date of the merger.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma condensed combined financial information, Cincinnati Bell has applied the guidance in ASC 820, Fair Value Measurements and Disclosures, which Cincinnati Bell refers to as ASC 820, which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. For the periods presented, neither Cincinnati Bell nor Hawaiian Telcom had yet incurred material transaction costs related to the merger.

The unaudited pro forma condensed combined financial information was prepared in accordance with GAAP in the United States and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and presents the pro forma financial position and results of operations of the consolidated companies based upon historical information after giving effect to the merger and adjustments described in these footnotes. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 is presented as if the merger had occurred on June 30, 2017; and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 and the six-month period ended June 30, 2017 combines the historical results of operations of Cincinnati Bell and Hawaiian Telcom giving effect to the merger as if it had occurred on January 1, 2016.

The unaudited pro forma condensed combined financial information does not reflect ongoing cost savings that Cincinnati Bell expects to achieve as a result of the merger or Cincinnati Bell’s previously announced cost savings initiative or the costs necessary to achieve these costs savings or synergies. In addition, as described above, the unaudited pro forma condensed combined financial information has not been adjusted to give effect to the OnX acquisition.

Note 2—Accounting Policies and Reclassifications

Cincinnati Bell performed certain procedures for the purpose of identifying any material differences in significant accounting policies between Cincinnati Bell and Hawaiian Telcom, and any accounting adjustments that would be required in connection with adopting uniform policies. Procedures performed by Cincinnati Bell involved a review of Hawaiian Telcom’s publicly disclosed summary of significant accounting policies, including those disclosed in Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2016, and preliminary discussions with Hawaiian Telcom management regarding Hawaiian Telcom’s significant accounting policies to identify material adjustments.

Upon completion of the merger, Cincinnati Bell will perform a detailed review of Hawaiian Telcom’s accounting policies. As a result of that review, Cincinnati Bell may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

Certain reclassifications have been made in the historical consolidated financial statements of Hawaiian Telcom in order to conform to the presentation used in the unaudited pro forma condensed combined financial information of Cincinnati Bell and are reflected in the column “Reclassifications”. The reclassification adjustments on the balance sheet pertain to the following: (1) reclassification of capital lease obligations from other current liabilities and other liabilities to current portion of long-term debt and long-term debt, less current; and (2) disaggregating accrued taxes, accrued interest and accrued payroll and benefits from accrued expenses. The reclassification adjustments on the statements of operations pertain to the following: (1) reclassification of product revenue from operating revenue; and (2) reclassification of cost of products sold from cost of revenues (exclusive of depreciation and amortization). Upon completion of the merger, further review of Hawaiian Telcom’s financial statements may result in additional revisions to Hawaiian Telcom’s historical presentation to conform to Cincinnati Bell’s presentation.

Reclassifications on the Cincinnati Bell balance sheet have also been recorded in the Reclassifications column for reclassification of intangible assets that were recorded in other noncurrent assets.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation, which simplifies various aspects related to how share-based payments are accounted for and presented in the financial statements. The new guidance requires excess tax benefits and tax deficiencies to be recorded in the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits will no longer be separately classified as a financing activity apart from other income tax cash flows. The standard also allows companies to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting, clarifies that all cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity on cash flow statements, and provides an accounting policy election to account for forfeitures as they occur. The new standard was adopted effective January 1, 2017.

The primary impact of adoption is the recognition of excess tax benefits in Cincinnati Bell’s provision for income taxes rather than paid-in capital starting in the first quarter of fiscal year 2017. Additional amendments to the accounting for income taxes and minimum statutory withholding tax requirements had no impact to retained earnings as of the date of adoption. Effective January 1, 2017, Cincinnati Bell adopted a prospective company-wide policy change due to the change in accounting principle and now records forfeitures as they are incurred on a go forward basis. As a result of the change in accounting principle the cumulative-effect adjustment to retained earnings to account for the accounting policy election was immaterial to the financial statements.

The presentation requirements for cash flows related to excess tax benefits were applied retrospectively and resulted in a decrease of $0.1 million to net cash provided by operating activities and an increase of $0.1 million to net cash used in financing activities in both the twelve months ended December 31, 2016 and 2015. The presentation requirements for cash flows related to employee taxes paid for withheld shares had no impact to any of the periods presented in Cincinnati Bell’s consolidated cash flows statements since such cash flows have historically been presented as a financing activity.

Note 3—Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired

The merger has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires among other things, that the assets acquired and liabilities assumed be recognized at their acquisition date fair values, with any excess consideration transferred over the estimated fair values of the identifiable net assets recorded as goodwill. In addition, ASC 805 establishes that the common stock issued to effect the merger be measured at the closing date of the merger at the end-current market price.

Based on (1) the 20 calendar day volume weighted average price of Cincinnati Bell’s common stock of $18.859 as of July 7, 2017, (2) the number of shares of Hawaiian Telcom common stock outstanding as of August 8, 2017 (the most practicable date prior to the filing of the registration statement containing this proxy statement/prospectus), (3) the number of shares of Hawaiian Telcom common stock potentially issuable in respect of RSUs under Hawaiian Telcom benefit and compensation plans between the date hereof and the closing date and (4) the number of shares of Hawaiian Telcom common stock potentially issuable in respect of Annual and Retention Bonuses under Hawaiian Telcom benefit and compensation plans outstanding between the date hereof and the closing date, the estimated total consideration, less Hawaiian Telcom’s Existing Indebtedness as of June 30, 2017 to be repaid in conjunction with the merger, is $373.2 million. At the effective time of the merger, each issued and outstanding share of Hawaiian Telcom common stock (other than excepted shares) will be cancelled and converted into the right to receive (1) share consideration; (2) mixed consideration; or (3) cash consideration.

The following is a preliminary estimate of the total consideration to be paid by Cincinnati Bell in the merger. The dollar amounts included in the tables in Note 3 or Note 4 are presented in millions, except for per share amounts.

Cash portion of mixed consideration ($18.45 x 12,136,417 shares of Hawaiian Telcom common stock)	$223.9
Stock portion of mixed consideration ($18.859 x .6522 x 12,136,417 shares of Hawaiian Telcom common stock)	149.3

Estimate of total consideration transferred(a)	$373.2

(a)	The estimated total consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual total consideration transferred will be when the merger is completed. The fair value of equity securities issued as part of the total consideration transferred is required to be measured on the closing date of the merger at the then current number of Hawaiian Telcom shares of common stock outstanding and RSUs that will vest between the date hereof and the closing date. This requirement will likely result in equity and cash components different from what has been assumed in these unaudited pro forma condensed combined financial information, and that difference may be material. The number of shares used in the calculation represents the maximum number of shares of Hawaiian Telcom common stock that could be outstanding on the closing date. The minimum number of shares of Hawaiian Telcom common stock that could be outstanding on the closing date is 11,587,963, a 5% difference. If this minimum share count is used in the calculation, the result is approximately $17.0 million less of estimated total consideration transferred when the merger is completed.

The following is a summary of the preliminary estimated fair values of the net assets acquired:

Total estimated consideration transferred	$373.2

Cash and cash equivalents	25.9
Accounts receivable, less allowances	28.0
Inventory, materials and supplies	7.1
Prepaid expenses	5.9
Other current assets	7.3
Property, plant and equipment	601.3
Intangibles	53.0
Deferred income taxes, net	49.6
Other noncurrent assets	2.5

Total assets	$780.6
Current portion of long-term debt	10.8
Accounts payable	47.9
Unearned revenue and customers deposits	15.1
Accrued taxes	0.9
Accrued interest	1.4
Accrued payroll and benefits	8.1
Other current liabilities	6.3
Long-term debt, less current portion	310.2
Pension and postretirement benefit obligations	85.4
Other noncurrent liabilities	16.8

Net assets to be acquired	$277.7

Goodwill	$95.5

Cincinnati Bell has made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the merger. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger. Cincinnati Bell anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to net working capital, property, plant, and equipment, unearned revenue, trade names, customer relationships and residual goodwill. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

For purposes of this unaudited pro forma condensed combined financial information and the preliminary purchase accounting allocation, management assumed that the $601.3 million carrying value of Hawaiian Telcom’s property, plant and equipment at June 30, 2017, approximated its fair value. Upon closing of the merger, Cincinnati Bell will record the acquired property, plant and equipment at its acquisition date fair values. At the date of filing of the registration statement containing this proxy statement/prospectus, Cincinnati Bell had limited access to information and did not have sufficient information, such as the specific nature, age or condition of the land, buildings, machinery and equipment, and does not know the appropriate valuation premise to make a preliminary valuation. A fair value increase or decrease of 10% would increase or decrease property, plant and equipment by $60.0 million, deferred tax asset by approximately $21.0 million and goodwill by approximately $39.0 million.

The final total consideration, and amounts allocated to assets acquired and liabilities assumed in the merger could differ materially from the preliminary amounts presented in this unaudited pro forma condensed combined financial information. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the merger from those preliminary valuations presented in this unaudited pro forma condensed combined financial information would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the merger. In addition, if the value of the acquired assets is higher than the preliminary indication, it may result in higher amortization and depreciation expense than is presented in this unaudited pro forma condensed combined financial information.

Note 4—Preliminary Pro Forma Adjustments Related to the Merger

The preliminary pro forma adjustments included in this unaudited pro forma condensed combined financial information related to the merger, including the financing structure established to effect the merger, are as follows:

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

A—To reflect the cash portion of the estimated total consideration that is payable by Cincinnati Bell to the stockholders of Hawaiian Telcom based on the number of shares of Hawaiian Telcom common stock outstanding as of August 8, 2017 (the most practicable date prior to the filing of the registration statement containing this proxy statement/prospectus) or issuable prior to, and outstanding as of, the closing date, as detailed in Note 3.

B—To reflect the net cash inflow from incurrence of a $750 million aggregate principal amount Term Loan B under the Credit Facilities (the “New Term Loan”) and draw of $71.4 million aggregate principal amount on the Receivables Facility (the “Receivables Facility Draw”) by Cincinnati Bell to cover cost of acquisition, debt repayments, accrued interest and transaction costs (each assumed to have occurred on June 30, 2017).

Cash received from incurrence of New Term Loan	$750.0
Debt discount of 50 basis points on New Term Loan	(3.8)
Cash received from Receivables Facility Draw	71.4
Debt issuance costs—New Term Loan	(15.0)
Debt issuance costs—New Credit Facility	(3.5)
Transaction costs	(16.0)
Repayment of Cincinnati Bell’s Existing Tranche B Term Loan	(315.8)
Repayment of Hawaiian Telcom’s Existing Indebtedness	(320.0)
Payment of accrued interest related to Existing Tranche B Term Loan	(1.1)
Payment of accrued interest related to Hawaiian Telcom’s Existing Indebtedness	(1.4)

Net cash inflow from debt incurrance	$144.8

C—To eliminate Hawaiian Telcom’s historical goodwill.

D—To record the estimated goodwill created as a result of this transaction. Goodwill represents the excess of the estimated total consideration transferred over the preliminary fair value of the assets acquired and liabilities assumed as described in Note 3. The goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment exists. In the event management determines that the value of goodwill has become impaired, Cincinnati Bell will incur an accounting charge for the amount of the impairment during the period in which the determination is made. The goodwill is attributable to the expected synergies of the combined business operations and new growth opportunities. The change in goodwill is not expected to be deductible for tax purposes.

E—To eliminate Hawaiian Telcom’s historical intangible assets.

F—To record the estimated fair value of identifiable intangible assets. Refer to Note 4(BB) below for details related to the estimated fair value and related amortization expense of the intangible assets.

G—Adjustment reflects the deferred income tax effects of the pro forma adjustments made to the unaudited pro forma condensed combined balance sheet by applying the combined Hawaiian Telcom federal and state statutory tax rate of 37.14% to the fair value adjustments made to intangible assets and goodwill acquired and the combined Cincinnati Bell federal and state statutory tax rate of 37.75% to the write-off of debt issuance costs related to the repayment of Cincinnati Bell’s existing revolving credit facility (the “Existing Revolving Credit Facility”). Additional details provided in the table below:

	Adjustment to Asset Acquired	Adjustment to Cincinnati Bell Assets	Noncurrent Deferred Tax Asset
Estimated fair value adjustment of identifiable intangible assets acquired	$21.1	$—	$(7.8)
Estimate fair value adjustment of goodwill acquired	83.4	—	(31.0)
Estimated adjustment for write-off of Cincinnati Bell debt issuance costs associated with Cincinnati Bell Existing Revolving Credit Facility	—	(1.6)	0.6

Deferred tax assets related to estimated fair value adjustments and write-offs recorded in conjunction with the transaction			$(38.2)

H—To write-off debt issuance costs related to the extinguishment of Cincinnati Bell’s Existing Revolving Credit Facility.

I—Reflects an estimate of Cincinnati Bell’s capitalizable debt issuance costs of $3.5 million in connection with the New Credit Facility that will be capitalized as Other noncurrent assets on the unaudited pro forma condensed combined balance sheet in accordance with Cincinnati Bell’s accounting policy and amortized over the life of the five-year term.

J—To reflect the payment of Hawaiian Telcom’s historic current portion of long-term debt of $10.3 million and long-term debt of $309.7 million in accordance with the change of control terms of the applicable debt agreements.

K—To eliminate Hawaiian Telcom’s historical accrued interest of $1.4 million and Cincinnati Bell’s accrued interest of $1.1 million related to Cincinnati Bell’s existing Tranche B Term Loan under its Corporate Credit Agreement (the “Existing Tranche B Term Loan”) as a result of the payment of the associated debt instruments. As described in Note 4 (B) above, it is assumed that Cincinnati Bell repaid the Existing Tranche B Term Loan and Hawaiian Telcom’s Existing Indebtedness, together with all accrued interest thereon, on June 30, 2017, and therefore no accrued interest as of June 30, 2017.

L—To record the removal of the discount and debt issuance costs based on the expected payment of $320.0 million of Hawaiian Telcom’s Existing Indebtedness on the closing date of the transaction.

M—To reflect the repayment of the outstanding balance of Cincinnati Bell’s Existing Tranche B Term Loan of $315.8 million, write-off of the associated debt discount of $1.1 million and write-off of associated debt issuance costs of $1.7 million. The $2.8 million associated with the debt discount and debt issuance costs are not reflected in the unaudited pro forma condensed combined statement of income.

N—To reflect the incurrence of the New Term Loan and the Receivables Facility Draw to fund transaction-related items, the cash portion of the estimated total consideration and other one-time costs. The New Term Loan has an expected weighted average interest rate of 4.68% on the principal amount of the debt and the Receivables Facility has an expected weighted average interest rate of 1.9% on draws on the Receivables Facility.

Face value of New Term Loan	$750.0
Discount on New Term Loan	(3.8)
Debt Issuance Costs—New Term Loan	(15.0)
Receivables Facility Draw	71.4

Net Debt issued as of June 30, 2017	$802.6

O—To reflect adjustments to eliminate Hawaiian Telcom’s historical equity balances.

P—To reflect the stock portion of the estimated total consideration that is payable by Cincinnati Bell to the stockholders of Hawaiian Telcom based on the number of shares of Hawaiian Telcom common stock outstanding as of August 8, 2017 (the most practicable date prior to the filing of the registration statement containing this proxy statement/prospectus) or issuable prior to, and outstanding as of, the closing date, as described in Note 3.

Q—Reflects an estimate of Cincinnati Bell’s merger-related transaction costs, including advisory and legal fees. These amounts will be expensed as incurred and are not reflected in the unaudited pro forma condensed combined statement of income. No adjustment has been made for merger-related costs to be incurred by Hawaiian Telcom.

R—To reflect the adjustment to deferred tax assets as a result of the write-off of debt issuance costs related to the repayment of Cincinnati Bell’s Existing Revolving Credit Facility. These amounts will be expensed and are not reflected in the unaudited pro forma condensed combined statement of income.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations

AA—To eliminate Hawaiian Telcom’s historical intangible asset amortization expense.

BB—Adjustment reflects the preliminary amortization expense associated with the fair value of the identifiable intangible assets acquired in the merger of $7.7 million and $5.4 million for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively.

The preliminary amortization expense for the intangible assets acquired from Hawaiian Telcom is as follows:

Intangible assets, net	Estimated useful life (years)	Preliminary fair value	Amortization expense for the year ended December 31, 2016	Amortization expense for the six months ended June 30, 2017
Customer relationships	10	$38.0	$6.7	$4.9
Trade name	15	15.0	1.0	0.5

Total		$53.0	$7.7	$5.4

The estimated fair value of the trade name is expected to be amortized on a straight-line basis over the estimated useful life. The amortizable life reflects the periods over which the assets are expected to provide material economic benefit. The estimated fair value of the customer relationships is expected to be amortized over the estimated useful life based on forecasted after-tax cash flows that are expected to be generated as a result of the merger. The amortizable life reflects the periods over which the assets are expected to provide material economic benefit.

CC—To eliminate Hawaiian Telcom’s historical interest expense and amortization of debt issuance costs. As described previously, in connection with entering into the merger agreement, Cincinnati Bell plans to incur the

New Term Loan to fund the repayment of Hawaiian Telcom’s Existing Indebtedness that is due upon completion of the merger pursuant to change of control provisions. For purposes of this unaudited pro forma condensed combined financial information, Cincinnati Bell’s management assumed that the cash necessary for the repayment of Hawaiian Telcom’s Existing Indebtedness would be funded by the New Term Loan and Hawaiian Telcom’s Existing Indebtedness would have been repaid in full on January 1, 2016.

DD—To eliminate Cincinnati Bell’s historical interest expense related to the Existing Tranche B Term Loan and Existing Revolving Credit Facility. As described previously, in connection with entering into the merger agreement, Cincinnati Bell plans to incur the New Term Loan to fund the repayment of Cincinnati Bell’s Existing Tranche B Term Loan of $315.8 million. For purposes of this unaudited pro forma condensed combined financial information, Cincinnati Bell’s management assumed that the cash necessary for the repayment of the Existing Tranche B Term Loan would be funded by the New Term Loan and the Existing Tranche B Term Loan would have been repaid in full on January 1, 2016.

Year Ended December 31, 2016
Historical interest expense—Existing Tranche B Term Loan	$21.3
Historical amortization of debt issuance costs—Existing Tranche B Term Loan and Existing Revolving Credit Facility	1.9
Historical amortization of debt discount—Existing Tranche B Term Loan	0.6

Historical interest expense	$23.8

Six Months Ended June 30, 2017
Historical interest expense—Existing Tranche B Term Loan	$6.4
Historical amortization of debt issuance costs—Existing Tranche B Term Loan and Existing Revolving Credit Facility	0.6
Historical amortization of debt discount—Existing Tranche B Term Loan	0.2

Historical interest expense	$7.2

EE—Reflects the additional interest expense that would have been incurred during the historical periods presented assuming the merger, the incurrence of the New Term Loan and the Receivables Facility Draw had occurred as of January 1, 2016.

Debt issuance costs estimated to be incurred in conjunction with the merger have been amortized over the term of the respective debt instrument for the purposes of calculating the net pro forma adjustment to interest expense.

Year Ended December 31, 2016
Interest expense—New Term Loan	$35.1
Interest expense—Receivables Facility	1.4
Amortization of debt issuance costs—New Term Loan	1.9
Amortization of debt discount—New Term Loan	0.4

Interest expense	$38.8

Six Months Ended June 30, 2017
Interest expense—New Term Loan	$17.5
Interest expense—Receivables Facility	0.7
Amortization of debt issuance costs—New Term Loan	0.9
Amortization of debt discount—New Term Loan	0.2

Interest expense	$19.3

FF—Reflects the debt issuance costs incurred in connection with the $180.0 million New Credit Facility that will be entered into along with the New Term Loan. Debt issuance costs are expected to be $3.5 million and amortized over the life of the New Credit Facility’s five-year term.

GG—To eliminate Cincinnati Bell’s historical loss on extinguishment of debt related to the Existing Tranche B Term Loan of $2.2 million and Existing Revolving Credit Facility of $1.7 million. As described previously, in connection with entering into the merger agreement, Cincinnati Bell plans to incur the New Term Loan to fund the repayment of Cincinnati Bell’s Existing Tranche B Term Loan of $315.8 million.

HH—To eliminate transaction costs related to Hawaiian Telcom pending the merger.

II—To eliminate loss on extinguishment of debt related to the Hawaiian Telcom repayment of certain of Hawaiian Telcom’s Existing Indebtedness in the second quarter of 2017. This amount has been eliminated from the unaudited pro forma condensed combined statement of operations because it will not have a continuing impact and is considered directly related to the transaction as all of Hawaiian Telcom’s Existing Indebtedness will be repaid in connection with the merger.

JJ—Adjustment reflects the tax effects of the pro forma adjustments made to the unaudited pro forma condensed combined statement of operations calculated at the combined federal and statutory rate of 37.28% and 37.75% for the twelve months ended December 31, 2016 and the six months ended June 30, 2017, respectively.

KK—The unaudited pro forma adjustment to shares outstanding used in the calculation of basic and diluted earnings per share is calculated using the stock portion of the mixed consideration as detailed below:

Hawaiian Telcom basic common stock outstanding as of August 8, 2017	11,587,963
Hawaiian Telcom common stock potentially issuable in respect of RSUs under benefit and compensation plans that will be converted as of the closing date	386,010
Hawaiian Telcom common stock potentially issuable in respect of Annual and Retention Bonuses under benefit and compensation plans that will be converted as of the closing date	162,444

Total Hawaiian Telcom basic common stock outstanding as of or issuable prior to, and outstanding as of, the closing date	12,136,417
Exchange ratio	0.6522

Cincinnati Bell common shares to be issued	7,915,372

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF HAWAIIAN TELCOM

The following table sets forth information with respect to the beneficial ownership of Hawaiian Telcom common stock as of August 8, 2017, by:

•	each person known by Hawaiian Telcom to beneficially own more than 5% of the Hawaiian Telcom common stock;

•	each of Hawaiian Telcom’s directors, nominees and named executive officers; and

•	all of Hawaiian Telcom’s directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. The information relating to Hawaiian Telcom’s 5% beneficial owners is based on information received by Hawaiian Telcom from such holders or filed by such holders with the SEC. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of a security, or investment power, which includes the power to dispose of or to direct the disposition of a security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to Hawaiian Telcom’s knowledge, sole voting and investment power with respect to the indicated shares of Hawaiian Telcom common stock. Unless otherwise noted in the footnotes below, the address of each person listed in the table is: c/o General Counsel, Hawaiian Telcom Holdco, Inc., 1177 Bishop Street, Honolulu, Hawai‘i 96813.

The percentages in the table below are based on 11,587,963 shares of Hawaiian Telcom common stock outstanding as of August 8, 2017.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
5% or Greater Stockholders
Black Diamond Capital Management, L.L.C.(1)	2,651,709	22.9%
Twin Haven Capital Partners, L.L.C.(2)	2,610,000	22.5%
Cincinnati Bell Inc.(3)	2,612,599	22.5%
Directors and Named Executive Officers
Richard A. Jalkut	18,587	*
Kurt M. Cellar	39,080	*
Meredith J. Ching	4,702	*
Walter A. Dods, Jr.	14,080	*
Steven C. Oldham	14,080	*
Eric K. Yeaman	182,522	1.6%
Scott K. Barber	30,199	*
Robert B. Webster(4)	2,612,599	22.5%
John T. Komeiji	47,107	*
Kevin T. Paul	15,458	*
N. John Fontana III(5)	0	0.0%
Dan T. Bessey	5,004	*

All Directors and Executive Officers as a Group (12 persons)	2,983,418	25.7%

*	Less than 1%.
(1)	Based on a Schedule 13D/A filed with the SEC on February 25, 2016 and a Form 4 filed with the SEC on March 22, 2017. According to the Schedule 13D and the Form 4, Black Diamond Capital Management, L.L.C. and Stephen H. Deckoff have shared voting and shared dispositive power over all 2,651,709 shares. The address for Black Diamond Capital Management, L.L.C. is One Sound Shore Drive, Suite 200, Greenwich, CT 06830. The address for Stephen H. Deckoff, is c/o Black Diamond, 5330 Yacht Haven Grande, Suite 100, St. Thomas, U.S. Virgin Islands 00802.

(2)	Based on a Schedule 13D/A filed with the SEC on July 10, 2017. According to the Schedule 13D, Twin Haven Capital Partners, L.L.C., Robert Webster, and Paul Mellinger have shared voting and shared dispositive power over all 2,610,000 shares, including 1,457,000 shares held by Twin Haven Special Opportunities Fund III, L.P. and 1,153,000 shares held by Twin Haven Special Opportunities Fund IV, L.P. The address for Twin Haven Capital Partners, L.L.C., Robert Webster, and Paul Mellinger is 33 Riverside Avenue, 3rd Floor, Westport, CT 06880.

(3)	Based on a Schedule 13D filed with the SEC on July 18, 2017. According to the Schedule 13D, Cincinnati Bell has shared voting and shared dispositive power over all 2,612,599 shares, including, with Twin Haven Capital Partners, L.L.C., Robert Webster and Paul Mellinger, over 2,610,000 shares held collectively by Twin Haven Special Opportunities Fund III, L.P. and Twin Haven Special Opportunities Fund IV L.P., and, with Robert Webster, over 2,599 shares of Hawaiian Telcom common stock issued upon settlement of outstanding restricted stock unit awards. The address for Cincinnati Bell is East Fourth Street, Cincinnati, OH 45202. Pursuant to, and subject to the terms and conditions contained in, the voting agreement executed in connection with the merger agreement, Cincinnati Bell may be deemed to have acquired beneficial ownership of such shares by virtue of the execution of the voting agreement. The terms of the voting rights agreement are summarized under the heading “The Voting Agreement” beginning on page 144 of this proxy statement/prospectus.

(4)	Based on a Schedule 13D/A filed with the SEC on July 10, 2017, Twin Haven Capital Partners, L.L.C., Robert Webster, and Paul Mellinger have shared voting and shared dispositive power over 2,610,000 shares, including 1,457,000 shares held by Twin Haven Special Opportunities Fund III, L.P. and 1,153,000 shares held by Twin Haven Special Opportunities Fund IV, L.P., and Robert Webster has sole voting and sole dispositive power over 2,599 shares issuable upon settlement of outstanding restricted stock unit awards. The address for Twin Haven Capital Partners, L.L.C., Robert Webster, and Paul Mellinger is 33 Riverside Avenue, 3rd Floor, Westport, CT 06880.

(5)	Based on a Form 4 filed with the SEC by Black Diamond Capital Management, L.L.C. on March 22, 2017, Mr. Fontana, an employee of Black Diamond Capital Management, L.L.C., transferred the shares of Hawaiian Telcom common stock that were issued to him in connection with his service on the Hawaiian Telcom board of directors to Black Diamond Capital Management, L.L.C. pursuant to applicable Black Diamond Capital Management, L.L.C. policy.

SUBMISSION OF HAWAIIAN TELCOM STOCKHOLDER PROPOSALS

As of the date of this proxy statement/prospectus, the Hawaiian Telcom board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus.

If the merger is completed, Hawaiian Telcom will have no public stockholders and there will be no public participation in any future stockholder meetings. Hawaiian Telcom intends to hold the 2018 annual meeting of stockholders only if the merger is not completed.

Proposals of stockholders that are intended for inclusion in Hawaiian Telcom’s proxy statement relating to its 2018 annual meeting, if held, must have been received by Hawaiian Telcom at its headquarters at 1177 Bishop Street, Honolulu, Hawai‘i 96813, Attention: Secretary, no later than November 14, 2017, and must satisfy the conditions established by the SEC, including, but not limited to, Rule 14a-8 promulgated under the Exchange Act, and in Hawaiian Telcom’s amended and restated bylaws for stockholder proposals in order to be included in Hawaiian Telcom’s proxy statement for that meeting.

Stockholders may only present a matter for consideration at Hawaiian Telcom’s 2018 annual meeting, if held, if certain procedures are followed. Under Hawaiian Telcom’s amended and restated bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be received by Hawaiian Telcom’s Secretary at the principal executive office of Hawaiian Telcom not less than 90 days nor more than 120 days prior to the date of the one-year anniversary of the date of the immediately preceding annual meeting of stockholders, which was held on April 28, 2017. To be timely for the 2018 annual meeting, if held, a stockholder’s notice must have been delivered to or mailed and received by the Secretary of Hawaiian Telcom between December 29, 2017 and January 28, 2018. However, in the event Hawaiian Telcom’s 2018 annual meeting is called for a date that is not within 30 days before or after the anniversary date of Hawaiian Telcom’s 2017 annual meeting, notice by the stockholders in order to be timely must be received by Hawaiian Telcom no later than (x) the close of business on the 10th day following the day on which notice of the date of Hawaiian Telcom’s 2018 annual meeting was mailed or (y) public disclosure of the date of Hawaiian Telcom’s 2018 annual meeting was made, whichever occurs first.

Additionally, in accordance with Rule 14a-4(c) under the Exchange Act, management proxy holders intend to use their discretionary voting authority with respect to any stockholder proposal raised at Hawaiian Telcom’s 2018 annual meeting, if held, as to which the stockholder fails to notify Hawaiian Telcom on or before January 28, 2018.

STOCKHOLDERS MAY CONTACT THE SECRETARY AT HAWAIIAN TELCOM’S PRINCIPAL EXECUTIVE OFFICES FOR A COPY OF THE RELEVANT AMENDED AND RESTATED BYLAW PROVISIONS REGARDING THE REQUIREMENTS FOR MAKING STOCKHOLDER PROPOSALS.

HOUSEHOLDING

Unless it has received contrary instructions, Hawaiian Telcom may send a single copy of this proxy statement/prospectus to any household at which two or more Hawaiian Telcom stockholders reside if Hawaiian Telcom believes the stockholders are members of the same family, as allowed under SEC rules. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding”, reduces the volume of duplicate information received at your household and helps to reduce expenses.

We will promptly deliver, upon request, a separate copy of this proxy statement/prospectus to any Hawaiian Telcom stockholder residing at an address at which only one copy was mailed. If you would like to receive your own copy of this proxy statement/prospectus, follow the instructions described below. Similarly, if you share an address with another stockholder and together both of you would like to receive only a single copy of this proxy statement/prospectus, follow these instructions.

If you are a Hawaiian Telcom stockholder of record and would like to receive your own copy of this proxy statement/prospectus without charge, you may contact Hawaiian Telcom by writing to Hawaiian Telcom Holdco, Inc., Attention: Investor Relations, 1177 Bishop Street, Honolulu, Hawai‘i 96813 or by calling (808) 546-4511. Eligible stockholders of record receiving multiple copies of this proxy statement/prospectus can request householding by contacting Hawaiian Telcom in the same manner. If a bank, broker or other nominee holds your shares, please contact your bank, broker or other nominee directly.

LEGAL MATTERS

The validity of the Cincinnati Bell common shares to be issued in connection with the merger and being offered by this proxy statement/prospectus will be passed upon by Bosse Law, PLLC.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this proxy statement/prospectus by reference from Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2016 and the effectiveness of Cincinnati Bell’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2016 and the effectiveness of Hawaiian Telcom’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION

Hawaiian Telcom and Cincinnati Bell file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents Hawaiian Telcom and Cincinnati Bell file at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Hawaiian Telcom and Cincinnati Bell also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Hawaiian Telcom files with the SEC by going to Hawaiian Telcom’s Internet website at http://hawaiiantel.com. You may obtain free copies of the documents Cincinnati Bell files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to the Investor Relations page on Cincinnati Bell’s Internet website at http://www.cincinnatibell.com. The Internet website addresses of Hawaiian Telcom and Cincinnati Bell are provided as inactive textual references only. The information provided on the Internet websites of Hawaiian Telcom and Cincinnati Bell, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Hawaiian Telcom and Cincinnati Bell to “incorporate by reference” into this proxy statement/prospectus documents Hawaiian Telcom and Cincinnati Bell file with the SEC including certain information required to be included in the registration statement on Form S-4 filed by Cincinnati Bell to register the shares of Cincinnati Bell common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that Hawaiian Telcom and Cincinnati Bell can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that Hawaiian Telcom and Cincinnati Bell file with the SEC will update and supersede that information. Hawaiian Telcom and Cincinnati Bell incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the special meeting.

Hawaiian Telcom:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (filed with the SEC on March 14, 2017).

•	Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2017 (filed with the SEC on May 9, 2017) and the quarterly period ended June 30, 2017 (filed with the SEC on August 8, 2017).

•	Current Reports on Form 8-K filed with the SEC on February 27, 2017, May 2, 2017 and July 10, 2017 (two filings).

•	Amended and Restated Certificate of Incorporation of Hawaiian Telcom, filed as Exhibit 3.1 to Hawaiian Telcom’s Form 10-12G filed with the SEC on November 16, 2010.

•	Amended and Restated Bylaws of Hawaiian Telcom, filed as Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2015, filed with the SEC on May 4, 2015.

Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Hawaiian Telcom, without charge, by written or telephonic request directed to Hawaiian Telcom Holdco, Inc., Attention: Secretary, 1177 Bishop Street, Honolulu, Hawai‘i 96813; Telephone (808) 546-4511; or from the SEC through the SEC website at the address provided above.

Cincinnati Bell:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (filed with the SEC on February 24, 2017).

•	Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2017 (filed with the SEC on May 9, 2017) and the quarterly period ended June 30, 2017 (filed with the SEC on August 4, 2017).

•	Current Reports on Form 8-K filed with the SEC on March 2, 2017, April 6, 2017, May 5, 2017, June 1, 2017, June 5, 2017, July 10, 2017 (two filings) and August 8, 2017.

•	Amended and Restated Articles of Incorporation of Cincinnati Bell, filed as Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on April 30, 2008.

•	Amended and Restated Regulations of Cincinnati Bell, filed as Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on April 30, 2008.

•	Amendment to the Amended and Restated Articles of Incorporation of Cincinnati Bell, filed as Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 5, 2016.

You may request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Cincinnati Bell, without charge, by written or telephonic request to Cincinnati Bell Inc., Attention: Secretary, 221 East Fourth Street, Cincinnati, Ohio; Telephone (513) 397-9900; or from the SEC through the SEC website at the address provided above.

Notwithstanding the foregoing, information furnished by Hawaiian Telcom or Cincinnati Bell on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF HAWAIIAN TELCOM COMMON STOCK AT THE SPECIAL MEETING. HAWAIIAN TELCOM HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED [                    ], 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

AGREEMENT AND PLAN OF MERGER

Dated as of July 9, 2017,

Among

HAWAIIAN TELCOM HOLDCO, INC.,

CINCINNATI BELL INC.

and

TWIN ACQUISITION CORP.

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 9, 2017, among Hawaiian Telcom Holdco, Inc., a Delaware corporation (“Company”), Cincinnati Bell Inc., an Ohio corporation (“Parent”), and Twin Acquisition Corp., a Delaware corporation and a directly wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS each of the Board of Directors of the Company, the Board of Directors of Parent and the Board of Directors of Merger Sub has approved and declared advisable this Agreement and determined that the Merger on the terms provided for in this Agreement is advisable and in the best interests of the Company, Parent or Merger Sub, as applicable, and its respective stockholders or shareholders, as applicable;

WHEREAS the Board of Directors of the Company and the Board of Directors of Merger Sub each has recommended that its stockholders adopt this Agreement;

WHEREAS concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and certain stockholders of the Company are entering into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, such stockholders have agreed to vote to adopt this Agreement upon the terms and subject to the conditions set forth herein; and

WHEREAS the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger. The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that if all the conditions set forth in Article VII do not remain satisfied or (to the extent permitted by Law) have not been waived on such second Business Day, then the Closing shall take place on the first Business Day thereafter on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived; provided, further that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions at such time), then, subject to the continued satisfaction or waiver of the conditions set forth in Article VII at such time, the Closing shall occur instead on the earliest of (i) any Business Day during the Marketing Period as may be specified by Parent on no less than two Business Days’ prior written notice to the

Company, (ii) the second Business Day following the final day of the Marketing Period or (iii) such other place, time and date as may be agreed by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04. Effects of the Merger. The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL.

SECTION 1.05. Charter and Bylaws. At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (and subject to Section 6.05 hereof). The bylaws of the Surviving Corporation in effect from and after the Effective Time and until thereafter changed or amended as provided therein or by applicable Law shall be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation (the “Surviving Corporation Bylaws”).

SECTION 1.06. Board of Directors and Officers of Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation as of the Effective Time until the earlier of their resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or until their respective successors have been duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall continue as the officers of the Surviving Corporation immediately following the Effective Time until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The parties acknowledge and agree that following the Effective Time Parent shall cause the board of directors of the Surviving Corporation to include individuals who are “domiciled” (within the meaning of Section 18-235-1.03 of the Hawaii Administrative Rules) in Hawaii.

ARTICLE II

Effect on the Stock of the

Constituent Corporations; Exchange of Certificates

SECTION 2.01. Effect on Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b) Cancelation of Certain Shares. All shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock held by Parent or Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or of Parent (other than Merger Sub) shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into shares of common stock of the Surviving Corporation or (ii) canceled. Each Excluded Share shall be canceled at the Effective Time and, subject to Section 2.03, no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Sections 2.01(b) and 2.02(f), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock that are owned by stockholders (“Dissenting Stockholders”) who have made and not withdrawn a demand for appraisal rights in accordance with Section 262 of the DGCL (each such share of Company Common Stock, an “Excluded Share” and, collectively, the “Excluded Shares”) shall be converted into the right to receive any of the following forms of consideration (the “Merger Consideration”):

(i) for each share of Company Common Stock with respect to which an election to receive only Parent Common Shares (a “Share Election”) has been validly made and not revoked (collectively, the “Share Election Shares”), the right to receive 1.6305 fully paid and nonassessable Parent Common Shares (the “Share Consideration”);

(ii) for each share of Company Common Stock with respect to which an election to receive both Parent Common Shares and cash (a “Mixed Election”) has been validly made and not revoked (collectively, the “Mixed Election Shares”), the right to receive (A) 0.6522 fully paid and nonassessable Parent Common Shares (the “Mixed Share Consideration”) plus (B) $18.45 in cash (the “Mixed Cash Consideration” and, together with the Mixed Share Consideration, the “Mixed Consideration”);

(iii) for each share of Company Common Stock with respect to which an election to receive only cash (a “Cash Election”) has been validly made and not revoked (collectively, the “Cash Election Shares”), the right to receive $30.75 in cash (the “Cash Consideration”); and

(iv) for each share of Company Common Stock other than shares as to which a Share Election, Mixed Election or Cash Election has been validly made and not revoked (collectively, the “Non-Election Shares”, and the failure to make either a Share Election, Mixed Election or Cash Election, a “Non-Election”), the right to receive the Mixed Consideration.

(d) All such shares of Company Common Stock, when so converted pursuant to Section 2.01(c), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) (other than any Excluded Shares) and each holder of shares of Company Common Stock held in book-entry form (other than any Excluded Shares) shall, in each case, cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional Parent Common Shares to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled in accordance with Section 2.02, without interest. For purposes of this Agreement, “Parent Common Shares” means the common shares, par value $0.01 per share, of Parent. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the number of outstanding Parent Common Shares or shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of Parent Common Shares or shares of Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company

Common Stock the same economic effect as contemplated by this Agreement prior to such event. The right of any holder of Company Common Stock to receive the Merger Consideration shall be subject in all cases to the provisions of Section 2.02.

SECTION 2.02. Exchange of Certificates; Book-Entry Shares. (a) Exchange Agent. Prior to the Mailing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article II through the Exchange Agent, (i) the aggregate number of Parent Common Shares to be issued pursuant to Section 2.01(c) and (ii) an amount of cash representing the aggregate amount of cash payable pursuant to 2.01(c). In addition, Parent shall deposit from time to time as needed, cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.02(f). All such Parent Common Shares and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund”.

(b) Letter of Transmittal. As promptly as practicable after the Effective Time, and in any event not later than the third Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock (other than Excluded Shares) a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to any Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the associated Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (i) that number of whole Parent Common Shares that such holder is entitled to receive pursuant to Section 2.01(c) and/or (ii) an amount of immediately available funds equal to (x) the cash amount that such holder is entitled to receive pursuant to Section 2.01(c) plus (y) any cash in lieu of fractional shares which the holder has the right to receive pursuant to 2.02(f) plus (z) any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of Parent Common Shares pursuant to Section 2.01(c), together with a check in the amount equal to any cash payable pursuant to Section 2.01(c) and any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d) may be issued and/or paid to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Company Common Stock were entitled to receive in respect of such shares pursuant to Section 2.01 (and cash in lieu of fractional shares pursuant to Section 2.02(f) and any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the number of Parent Common Shares issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(f), until the surrender of such Certificate (or such shares of Company Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the certificate representing whole Parent Common Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional Parent Common Share to which such holder is entitled pursuant to Section 2.02(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Common Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Parent Common Shares.

(e) No Further Ownership Rights in Company Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(d) and cash in lieu of any fractional shares payable pursuant to Section 2.02(f) paid upon the surrender of Certificates (or shares of Company Common Stock held in book-entry form) in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates (or shares of Company Common Stock held in book-entry form). From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional Parent Common Shares shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who, based on the Share Consideration or Mixed Share Consideration, as applicable, would have been entitled to receive a fraction of a Parent Common Share (after taking into account all shares of Company Common Stock exchanged by such holder, including shares that are the subject of valid affidavits of loss thereof) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the closing sale price for Parent Common Shares on the New York Stock Exchange (the “NYSE”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the trading day immediately preceding the date of the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for one year after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II.

(h) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official in compliance with any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock immediately prior to such date on which the Exchange Fund otherwise would be required to escheat to, or become the property of, any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent. Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein.

(j) Withholding Rights. Each of Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any other applicable state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity by Parent and the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Article II.

SECTION 2.03. Dissenters’ Rights. No Dissenting Stockholder shall be entitled to receive shares of Parent Common Shares or cash or any dividends or other distributions pursuant to the provisions of this Article II unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to shares of Company Common Stock owned by such Dissenting Stockholder. If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Stockholder is not entitled to relief provided by Section 262 of the DGCL with respect to any shares of Company Common Stock, such shares of Company Common Stock shall thereupon be treated as though such shares had been converted, as of the Effective Time, into the right to receive the Merger Consideration without interest and less any required Tax withholding. For purposes of Section 2.01(c), such shares of Company Common Stock shall be deemed Non-Election Shares and shall be entitled to receive the Mixed Consideration. The Company shall give Parent (i) prompt written notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

SECTION 2.04. Election Procedures. (a) Each Person who, at or prior to the Election Deadline, is a record holder of shares of Company Common Stock (which, for purposes of this Section 2.04, shall include the holders of all Cash-Out RSUs) shall have the right, subject to the limitations set forth in this Article II, to submit an election on or prior to the Election Deadline in accordance with the procedures set forth in this Section 2.04.

(b) At the time of the mailing of the Proxy Statement to holders of record of shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Mailing Date”), the Company shall use reasonable best efforts to mail an election form and other appropriate and customary transmittal materials (which, in the case of shares of Company Common Stock represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock represented by such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, upon adherence to the procedure set forth in the Letter of Transmittal, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree) (the “Election Form”) to each holder of record of shares of Company Common Stock as of the record date for the Company Stockholders Meeting. Holders of record of Company Common Stock who hold such Company Common Stock as nominees, trustee or in other representative capacities may, through proper instructions and documentation, submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Company Common Stock.

(c) Each Election Form shall permit each Person who, at or prior to the Election Deadline, is a record holder (or, in the case of nominee record holders, the beneficial owner, through proper instructions and documentation) of shares of Company Common Stock, other than any Dissenting Stockholder, to specify (i) the number of shares of Company Common Stock with respect to which such holder makes a Share Election, (ii) the number of shares of Company Common Stock with respect to which such holder makes a Mixed Election, and (iii) the number of shares of Company Common Stock with respect to which such holder makes a Cash Election.

(d) Any shares of Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form at or before 5:00 p.m., New York time, on the Business Day that is one (1) Business Day immediately preceding the date of the Company Stockholders Meeting (or such other date as may be mutually agreed by Parent and the Company) (the “Election Deadline”), shall be deemed to be Non-Election Shares. If the Company Stockholders Meeting is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline. For the avoidance of doubt, any Non-Election Shares will receive the Mixed Consideration.

(e) Parent shall direct the Exchange Agent to make Election Forms available as may be reasonably requested from time to time by all Persons who become holders of record of Company Common Stock between the record date for the Company Stockholders Meeting and the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for the Exchange Agent to perform as specified in this Agreement and as specified in any agreement between Parent and/or the Company and the Exchange Agent.

(f) Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. After a Share Election, Mixed Election or Cash Election is validly made with respect to any shares of Company Common Stock, any subsequent transfer of such shares of Company Common Stock shall automatically revoke such election. Any Election Form may be revoked or changed by the Person submitting such Election Form, by written notice of such revocation received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become Non-Election Shares, except to the extent a subsequent election is properly made and not revoked with respect to any or all of such shares of Company Common Stock prior to the Election Deadline. Any termination of this Agreement in accordance with Article VIII shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of such termination.

(g) Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election or revocation has been properly or timely made and to disregard immaterial defects in any submitted Election Form. Any good faith determinations of the Exchange Agent (or, in the event that the Exchange Agent declines to make any such determination, the joint determination of Parent and the Company) regarding such matters shall be binding and conclusive. None of Parent, the

Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form. The Exchange Agent (or, in the event the Exchange Agent declines to make such computations, Parent and the Company jointly) shall also make all computations contemplated by Sections 2.01(c), 2.02(f) and 2.05 hereof, and absent manifest error such computations shall be conclusive and binding on Parent, the Company and all holders of Company Common Stock.

(h) The Company and Parent shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and Letters of Transmittal and the payment of the Merger Consideration.

SECTION 2.05. Proration. (a) Notwithstanding any other provision contained in this Agreement, within three Business Days after the Effective Time, Parent shall cause the Exchange Agent to effect the following prorations to the Merger Consideration:

(i) If the Cash Election Amount is greater than the Available Cash Election Amount, then each Cash Election Share and Cash Election RSU Share shall, instead of being converted into the Cash Consideration, be converted into the right to receive (A) an amount of cash (without interest) equal to the product of (x) the Cash Consideration multiplied by (y) a fraction, (1) the numerator of which shall be the Available Cash Election Amount and (2) the denominator of which shall be the Cash Election Amount (such fraction, the “Cash Fraction”), plus (B) a number of fully paid and nonassessable Parent Common Shares equal to the product of (x) the Share Consideration multiplied by a fraction equal to one minus the Cash Fraction.

(ii) If the Available Cash Election Amount is greater than the Cash Election Amount, then each Share Election Share and Share Election RSU Share shall, instead of being converted into the right to receive the Share Consideration, be converted into the right to receive (A) an amount of cash (without interest) equal to the amount of (x) such excess divided by (y) the number of Share Election Shares and Share Election RSU Shares plus (B) a number of fully paid and nonasssessable Parent Common Shares equal to the product of (x) the Share Consideration multiplied by (y) a fraction, (1) the numerator of which shall be the difference between (I) the Cash Consideration minus (II) the amount calculated in clause (A) of this paragraph, and (2) the denominator of which shall be the Cash Consideration.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents under the heading “Risk Factors” (other than any statements of historical fact) and any other disclosures of risks that are predictive or forward-looking in nature) or in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

SECTION 3.01. Organization, Standing and Power. Each of Parent and each of Parent’s Subsidiaries (the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to execution of this Agreement, true and complete copies of the Amended and Restated Articles of Incorporation of Parent in effect as of the date of this Agreement (the “Parent Articles”) and the Amended and Restated Regulations of Parent in effect as of the date of this Agreement (the “Parent Regulations”).

SECTION 3.02. Parent Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all pledges, liens, charges, mortgages, deeds of trust, encumbrances, judgments, options, rights of first refusal or offer, defects in title and security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws. Parent has provided to the Company a true and complete list of all Parent Subsidiaries as of the date of this Agreement.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

SECTION 3.03. Capital Structure. (a) The authorized capital stock of Parent consists of 96,000,000 Parent Common Shares, 1,357,299 shares of voting preferred shares, without par value (“Parent Voting Preferred Shares”), and 1,000,000 shares of non-voting preferred shares, without par value (“Parent Non-Voting Preferred Shares” and, together with the Parent Common Shares and the Parent Voting Preferred Shares, the “Parent Capital Stock”). At the close of business on July 7, 2017 (the “Capitalization Date”), (i) 42,173,872 Parent Common Shares were issued and outstanding (including Parent Common Shares subject to vesting restrictions and/or forfeiture back to Parent) and no Parent Common Shares were held in the treasury of Parent, (ii) 155,250 Parent Voting Preferred Shares designated as 6 3/4% Cumulative Convertible Preferred Shares (“6 3/4% Preferred Shares”) were issued and outstanding, (iii) no Parent Non-Voting Preferred Shares were issued and outstanding, (iv) 4,751,055 Parent Common Shares were reserved and available for issuance pursuant to the Parent Stock Plans, of which 1,701,055 Parent Common Shares were reserved for issuance under outstanding Parent Stock Options, Parent SARs and Parent RSUs (assuming settlement of outstanding awards based on maximum achievement of any applicable performance goals) (collectively, the “Parent Stock-Based Awards”) and (v) 2,301 Parent Common Shares were payable pursuant to the Parent Deferred Compensation Plan for Outside Directors (the “Parent Deferred Compensation Plan for Outside Directors”). Except as set forth in this Section 3.03(a), at the close of business on the Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Shares (A) upon the exercise of Parent Stock Options outstanding at the close of business on the Capitalization Date, (B) upon the vesting and settlement of Parent RSUs outstanding at the close of business on the Capitalization Date, or (C) pursuant to the Parent Deferred Compensation Plan for Outside Directors, in each case in accordance with their terms in effect on the Capitalization Date.

(b) All outstanding shares of Parent Capital Stock and all such shares that may be issued pursuant to the instruments or plans described in Section 3.03(a) are, or will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Ohio General Corporation Law (the “OGCL”), the Parent Articles, the Parent Regulations or any Contract to which Parent is a party or otherwise bound. The Parent Common Shares constituting the Share Consideration and the Mixed Share Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the OGCL, the Parent Articles, the Parent Regulations or any Contract to which Parent is a party or otherwise bound. Except as set forth in this Section 3.03, as of the close of business on the Capitalization Date, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) except as required by the terms of the 6 3/4% Preferred Shares, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (ii) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, or (iii) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock or voting securities of, or other equity interests in, any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary. Except as set forth above in this Section 3.03 or in connection with Parent Stock-Based Awards, as of the close of business on the Capitalization Date, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Except as set forth above in this Section 3.03, there are no bonds, debentures, notes or other Indebtedness of Parent that have or by their terms may have at any time the right to vote (which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote (“Parent Voting Debt”). Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent. Except for this Agreement, neither Parent nor any of the Parent Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the Merger, to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. The Parent Board has adopted resolutions, by a vote at a meeting duly called at which a quorum of directors of Parent was present, (i) approving this Agreement, (ii) determining that entering into this Agreement is in the best interests of Parent and its shareholders and (iii) declaring this Agreement and the Merger advisable. Such resolutions have not been amended or withdrawn as of the date of this Agreement. The Board of Directors of Merger Sub has adopted resolutions, by unanimous written consent, (A) approving this Agreement, (B) declaring advisable this Agreement and the Merger on substantially the terms and conditions set forth in this Agreement and determining that the Merger is in the best interests of Merger Sub and Parent, as its sole stockholder, and (C) recommending that Parent, as sole stockholder of Merger Sub, adopt this Agreement and directing that this Agreement be submitted to Parent, as sole stockholder of Merger Sub, for adoption. Such resolutions have not been amended or withdrawn as of the date of this Agreement. Parent, as sole stockholder of Merger Sub, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, adopt this Agreement. Except for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Assuming the accuracy of the Company’s representation in the last sentence of Section 4.04(b), no “interested shareholder”, “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation, or similar provision or term of the Parent Articles or Parent Regulations, applies with respect to Parent or Merger Sub with respect to this Agreement, the Merger or any of the other transactions contemplated hereby. Neither Parent nor Merger Sub nor any of their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL) is, or at any time during the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL, nor do any of them currently own any shares of Company Common Stock.

(c) Neither Parent nor any Parent Subsidiary has in effect a “poison pill”, shareholder rights plan or other similar plan or agreement.

SECTION 3.05. No Conflicts; Consents. (a) The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby will not, (i) conflict with or result in any violation of any provision of the Parent Articles, the Parent Regulations or the comparable charter, bylaws or other organizational documents of any Parent Subsidiary, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of, give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities or equity interests or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any legally binding contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (a “Contract”) to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) subject to the filings and other matters referred to in Section 3.05(b), conflict with or result in any violation of any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, clearance, waiver, authorization, waiting period expiration, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any Federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than (i) the filing with the Securities and Exchange Commission (the “SEC”), and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Parent of the Parent Common Shares constituting the Share Consideration and the Mixed Share Consideration, in which the Proxy Statement will be included as a prospectus (the “Form S-4”), and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Parent Common Shares constituting the Share Consideration and the Mixed Share Consideration, (v) such Consents from, or registrations, declarations, notices or filings made to or with, the U.S. Federal Communications Commission or any successor Governmental Entity (the “FCC”) as are required in connection with the transactions contemplated hereby (the “Parent FCC Consents”), (vi) such Consents from, or registrations, declarations, notices or filings made to or with, state public service or state public utility commissions (collectively, “State Regulators”) as are required in connection with the transactions contemplated hereby (the “Parent PSC Consents”), (vii) such Consents from, or registrations, declarations, notices or filings made to or with, governments of counties, municipalities and any other subdivisions of a United States state (collectively, “Localities”) in connection with the provision of telecommunication and media services as are required in connection with the transactions contemplated hereby (the “Parent Local Consents”), (viii) such filings with and approvals of the NYSE as are required to permit the listing of the Parent Common Shares constituting the Share Consideration and the Mixed Share Consideration and (ix) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.06. SEC Documents; Undisclosed Liabilities. (a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2015 (such documents, together with any documents filed with or furnished to the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Form S-4, being collectively referred to as the “Parent SEC Documents”).

(b) Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(f) Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in Parent’s or such Parent Subsidiary’s published financial statements or other Parent SEC Documents.

(g) As of the date hereof, since January 1, 2017, none of Parent, Parent’s independent accountants, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Parent, (ii) “material weakness” in the internal controls over financial reporting of Parent or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(h) None of the Parent Subsidiaries is, or has at any time since January 1, 2017 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

SECTION 3.07. Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein. The portions of the Proxy Statement supplied by Parent will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

SECTION 3.08. Absence of Certain Changes or Events. From January 1, 2017 to the date of this Agreement, (i) there has not occurred any state of facts, change, effect, condition, development, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, (ii) neither Parent nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of the Company, would constitute a breach of Section 5.01(a)(ii), Section 5.01(a)(iv) or Section 5.01(a)(v) and (iii) each of Parent and the Parent Subsidiaries has conducted its respective business in the ordinary course in all material respects.

SECTION 3.09. Taxes. (a)(i) Each of Parent and each Parent Subsidiary has timely filed, taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects; (ii) each of Parent and each Parent Subsidiary has paid all material Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; and (iii) no material deficiency for any Tax has been asserted or assessed by a taxing authority against Parent or any Parent Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) No material Tax Return of Parent or any Parent Subsidiary is under audit or examination by any taxing authority, and no written notice of such an audit or examination has been received by Parent or any Parent Subsidiary that remains outstanding. No deficiencies for any material Taxes have been proposed, asserted or assessed against Parent or any Parent Subsidiary that were not finally resolved in full prior to the date of, with all consequences thereof properly reflected in accordance with GAAP in, the most recent Parent SEC Documents, and no requests for waivers of the time to assess any such Taxes are pending. No other procedure, proceeding or contest of any refund or deficiency in respect of material Taxes is pending in or on appeal from any Governmental Entity.

(c) Each of Parent and each Parent Subsidiary has complied in all material respects with all applicable Laws relating to the collection, payment and withholding and remittances of Taxes.

(d) Neither Parent nor any Parent Subsidiary is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and the Parent Subsidiaries or customary Tax payment or indemnification provisions in Contracts the primary purpose of which does not relate to Taxes).

(e) Within the past three years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(f) Neither Parent nor any Parent Subsidiary has participated in a “listed transaction” or a “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b).

(g) Since January 1, 2014, no claim has been made by a taxing authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns that Parent or any of the Parent Subsidiaries is or may be subject to Taxes assessed by such jurisdiction.

SECTION 3.10. Benefits Matters; ERISA Compliance. (a) Parent has delivered or made available to the Company true and complete copies of (i) all material Parent Benefit Plans or, in the case of any unwritten material Parent Benefit Plan, a description thereof, including any amendment thereto, (ii) the most recent annual report on Form 5500 or such similar report, statement or information return required to be filed with or delivered to any Governmental Entity, if any, in each case, with respect to each material Parent Benefit Plan, (iii) each trust, insurance, annuity or other funding Contract relating to any material Parent Benefit Plan and (iv) the most recent financial statements and actuarial or other valuation reports for each Parent Benefit Plan (if any). For purposes of this Agreement, “Parent Benefit Plans” means, collectively (A) all “employee pension benefit plans”

(as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Parent Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other material bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, termination, change in control, disability, vacation, death benefit, hospitalization, medical or other material compensation or benefit plans, arrangements, policies, programs or understandings providing compensation or benefits (other than foreign or domestic statutory programs), in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by Parent, any Parent Subsidiary or any other person or entity that, together with Parent is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Parent Commonly Controlled Entity”) for the benefit of any current or former directors, officers, employees, independent contractors or consultants of Parent or any Parent Subsidiary (each, a “Parent Participant”) and (B) all material employment, consulting, bonus, incentive compensation, deferred compensation, equity or equity-based compensation, indemnification, severance, retention, change of control or termination agreements or arrangements between Parent or any Parent Subsidiary and any Parent Participant.

(b) All Parent Pension Plans have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination letters or opinion letters (as applicable) from the U.S. Internal Revenue Service (the “IRS”) or a non-U.S. Governmental Entity (as applicable) to the effect that such Parent Pension Plans and the trusts created thereunder are qualified and exempt from Taxes under Sections 401(a) and 501(a) of the Code or other applicable Law, and no such determination letter or opinion letter has been revoked nor, to the Knowledge of Parent, has revocation been threatened, nor has any such Parent Pension Plan been amended since the date of its most recent determination letter or opinion letter (or application therefor) in any respect that would reasonably be expected to result in the loss of its qualification.

(c) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, other than any Parent Pension Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Parent Multiemployer Pension Plan”), (i) no Parent Pension Plan had, as of the respective last annual valuation date for each such Parent Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been made available to the Company, (ii) none of the Parent Pension Plans has failed to meet any “minimum funding standards” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (iii) none of such Parent Benefit Plans or related trusts is the subject of any proceeding or investigation by any Person, including any Governmental Entity, that could be reasonably expected to result in a termination of such Parent Benefit Plan or trust or any other material liability to Parent or any Parent Subsidiary and (iv) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA and as to which the notice requirement under Section 4043 of ERISA has not been waived) with respect to any Parent Benefit Plan during the last six years. Except for matters that, individually or in the aggregate, have not and would not reasonably be expected to have a Parent Material Adverse Effect, none of Parent, any Parent Subsidiary or any Parent Commonly Controlled Entity has, or within the past six years had, contributed to, been required to contribute to, or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any Parent Multiemployer Pension Plan.

(d) With respect to each material Parent Benefit Plan that is an employee welfare benefit plan, (i) such Parent Benefit Plan (including any Parent Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of Parent or the Parent Subsidiaries or terminated, in each case, without material liability to Parent and the Parent Subsidiaries on or at any time after the Effective Time and (ii) no such Parent Benefit Plan is unfunded or self-insured or funded through a “welfare benefit fund” (as defined in Section 419(e) of the Code) or other funding mechanism.

(e) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no Parent Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Parent Benefit Plan and (ii) Parent and each of the Parent Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Parent Benefit Plans.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, all contributions or other amounts payable by Parent or any Parent Subsidiary with respect to each Parent Benefit Plan have been paid or accrued in accordance with the terms of such Parent Benefit Plan, GAAP and Section 412 of the Code (or any comparable provision under applicable non-U.S. Laws). Except as fully accrued or reserved against on Parent’s financial statements in accordance with GAAP, there are no material unfunded liabilities, solvency deficiencies or wind-up liabilities, where applicable, with respect to any Parent Benefit Plan.

(h) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there are no pending or, to the Knowledge of Parent, threatened claims or Actions by or on behalf of any participant in any of the Parent Benefit Plans, or otherwise involving any such Parent Benefit Plan or the assets of any Parent Benefit Plan, other than routine claims for benefits payable in the ordinary course.

(i) None of the execution and delivery of this Agreement or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any Parent Participant to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Parent Benefit Plan, (iii) result in any breach or violation of, default under or limit Parent’s right to amend, modify or terminate any Parent Benefit Plan or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any Parent Participant. No Parent Participant is entitled to receive any gross-up or additional payment in respect of any Taxes (including without limitation the Taxes required under Section 409A or Section 4999 of the Code) being imposed on such Person.

SECTION 3.11. Litigation. There is no suit, action, investigation or other proceeding (each, an “Action”) pending or, to the Knowledge of Parent, threatened against or affecting Parent or any Parent Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, any investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.12. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are in compliance with all applicable Laws and Parent Permits. To the Knowledge of Parent, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no material action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit. This section does not relate to Tax matters, employee benefits matters, labor matters, environmental matters or Intellectual Property matters.

SECTION 3.13. Environmental Matters. (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) Parent and the Parent Subsidiaries have complied with all Environmental Laws, and neither Parent nor any Parent Subsidiary has received any written communication that alleges that Parent or any Parent Subsidiary is in violation of, or has liability under, any Environmental Law and, except as reflected in the most recent audited financial statements of Parent included in the Parent SEC Documents, to the Knowledge of Parent, no known capital or other expenditure is required for Parent or the Parent Subsidiaries to achieve or maintain compliance with Environmental Law;

(ii) Parent and the Parent Subsidiaries have obtained and complied with all Permits issued pursuant to Environmental Law necessary for their respective operations as currently conducted, all such Permits are valid and in good standing and neither Parent nor any Parent Subsidiary has been advised in writing by any Governmental Entity of any actual or potential change in the status or terms and conditions of any such Permits;

(iii) there are no Environmental Claims pending or, to the Knowledge of Parent, threatened, against Parent or any of the Parent Subsidiaries;

(iv) there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries; and

(v) neither Parent nor any of the Parent Subsidiaries has retained or assumed, either contractually or by operation of Law, any Known liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries.

(b) As used herein:

(i) “Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written notices of noncompliance or violation by or from any Person alleging any liability arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (B) the failure to comply with any Environmental Law or any Permit issued pursuant to Environmental Law.

(ii) “Environmental Laws” means all applicable Federal, national, state, provincial or local Laws, Judgments, or Contracts issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources or the protection of endangered or threatened species, climate, human health or the environment.

(iii) “Hazardous Materials” means (A) any petroleum or petroleum products, explosive or radioactive materials or wastes, asbestos, and polychlorinated biphenyls; and (B) any other material, substance or waste that is regulated under any Environmental Law.

(iv) “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment.

SECTION 3.14. Contracts. (a) As of the date of this Agreement, neither Parent nor any Parent Subsidiary is a party to any Contract required to be filed by Parent pursuant to Item 601(b)(2), (b)(4), (b)(9) or (b)(10) of Regulation S-K under the Securities Act (a “Filed Parent Contract”) that has not been so filed.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Filed Parent Contract (including, for purposes of this Section 3.14(b), any Contract entered into after the date of this Agreement that would have been a Filed Parent Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Parent or one of the Parent Subsidiaries, as the case may be, and, to the Knowledge of Parent, of the other parties thereto, subject to the Bankruptcy and Equity Exception, (ii) each such Filed Parent Contract is in full force and effect and (iii) none of Parent or any of the Parent Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Filed Parent Contract and, to the Knowledge of Parent, no other party to any such Filed Parent Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 3.15. Properties. (a) Section 3.15(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the real property owned in fee simple by Parent or the Parent Subsidiaries (the “Parent Owned Real Property”). Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, either Parent or the Parent Subsidiaries: (i) has good and valid fee simple title to all of the Parent Owned Real Property, free and clear of all Liens other than Permitted Liens; (ii) is in sole and exclusive possession of the Parent Owned Real Property and there are no leases, licenses, occupancy agreements or any other similar arrangement (the “Real Property Leases”) pursuant to which any third party is granted the right to use any Parent Owned Real Property, other than Permitted Liens; (iii) has sufficient right of ingress and egress to the Parent Owned Real Property in all material respects and enjoys peaceful and quiet possession thereof; and (iv) there are no outstanding options or rights of first offer or refusal to purchase the Parent Owned Real Property.

(b) Section 3.15(b) of the Parent Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the real property leased by Parent or the Parent Subsidiaries for which the annual rental value exceeds $100,000 pursuant to a Real Property Lease (the “Parent Leased Real Property”). Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, with respect to the Parent Leased Real Property and each Real Property Lease: (i) each Real Property Lease is in full force and effect, and Parent or the Parent Subsidiaries holds a valid and existing leasehold interest under each Real Property Lease; (ii) the possession and quiet use and enjoyment of the Parent Leased Real Property under such Real Property Lease has not been disturbed and there are no disputes with respect to any such Real Property Lease; (iii) Parent or the Parent Subsidiaries have not given or received any written notice of default pursuant to any such Real Property Lease; (iv) Parent or the Parent Subsidiaries nor, to the Knowledge of Parent or the Parent Subsidiaries, any other party to such Real Property Lease, is in breach or violation in any material respect of, or in default under, such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach, violation or default in any material respect, or permit the termination, modification or acceleration of rent under such Real Property Lease on the part of Parent or the Parent Subsidiary, nor, to the Knowledge of Parent or the Parent Subsidiaries, on the part of the other party thereto; (v) no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been re-deposited in full; (vi) neither Parent or the Parent Subsidiaries owes, or will owe in the future based on arrangements currently in existence, any brokerage commissions or finder’s fees with respect to any Real Property Lease; (vii) Parent or the Parent Subsidiaries has not collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein, other than Permitted Liens; and (viii) there are no Liens on the estate or interest created by such Real Property Lease, other than Permitted Liens; and (ix) Parent nor any Parent Subsidiary has subleased, licensed or otherwise granted any person the right to use or occupy any Parent Leased Real Property or any portion thereof.

SECTION 3.16. Intellectual Property. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and the Parent Subsidiaries own, free and clear of all Liens, other than Permitted Liens, or are validly licensed or otherwise have the right to use, all Intellectual Property used in the operation of their business as currently conducted;

(b) neither Parent nor any of the Parent Subsidiaries has received in the three years prior to the date of this Agreement any written notice from any Person, and there are no pending Actions, or to the Knowledge of Parent, threatened, against Parent or any of the Parent Subsidiaries, (A) asserting the infringement, misappropriation or violation of any Intellectual Property by Parent or any of the Parent Subsidiaries or (B) challenging the validity, enforceability, priority or registrability of, or any right, title or interest of Parent or any of the Parent Subsidiaries with respect to, any Intellectual Property owned or purported to be owned by Parent or any of the Parent Subsidiaries;

(c) neither Parent nor any of the Parent Subsidiaries has sent any written notice in the year prior to the date of this Agreement, to any Person, and there are no pending Actions, by Parent or any of the Parent Subsidiaries, (A) asserting the infringement, misappropriation or violation of any Intellectual Property owned by or exclusively licensed to Parent or any of the Parent Subsidiaries or (B) challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any Person with respect to, any Intellectual Property;

(d) to the Knowledge of Parent, (A) no Person is infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to Parent or any of the Parent Subsidiaries and (B) the conduct of the businesses of Parent and the Parent Subsidiaries as currently conducted does not infringe upon, misappropriate or violate the Intellectual Property rights of any Person;

(e) Parent and the Parent Subsidiaries have taken commercially reasonable measures to protect the confidentiality and security of the (A) IT Assets and (B) personal information gathered, used, held for use or accessed by Parent or the Parent Subsidiaries in the course of the operations of their respective businesses; and

(f) to the Knowledge of Parent, the IT Assets (A) meet the needs of Parent’s business as currently conducted and (B) have not materially malfunctioned or failed in the two years prior to the date of this Agreement in a manner that has had a material impact on the businesses of Parent and the Parent Subsidiaries. To the Knowledge of Parent, no Person has gained unauthorized access to the IT Assets or any personal information gathered, used, held for use or accessed by Parent or any of the Parent Subsidiaries.

SECTION 3.17. Labor Matters. (a) Section 3.17 of the Parent Disclosure Letter sets forth a true and complete list, as of the date hereof, of all material collective bargaining or other labor union Contracts applicable to any employees of Parent or any of the Parent Subsidiaries (the “Parent Collective Bargaining Agreements”). Parent has made available to the Company copies of such Parent Collective Bargaining Agreements, including with respect to employees based outside the United States. Neither Parent nor any of the Parent Subsidiaries has breached or otherwise failed to comply with any provision of any Parent Collective Bargaining Agreement, except for any breaches, failures to comply or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) there is not any, and during the past three years there has not been any, labor strike, dispute, work stoppage or lockout pending, or, to the Knowledge of Parent, threatened, against or affecting Parent or any Parent Subsidiary; (ii) to the Knowledge of Parent, no union organizational campaign is in progress with respect to the employees of Parent or any Parent Subsidiary and no question concerning representation of such employees exists; (iii) neither Parent nor any Parent Subsidiary is engaged in any unfair labor practice; (iv) there are not any unfair labor practice charges or complaints against Parent or any Parent Subsidiary pending, or, to the Knowledge of Parent, threatened, before the National Labor Relations Board; (v) there are not any pending, or, to the Knowledge of Parent, threatened, union grievances against Parent or any Parent Subsidiary that reasonably could be expected to result in an adverse determination; (vi) Parent and each Parent Subsidiary is in compliance with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, pay equity and workers’ compensation; and (vii) neither Parent nor any Parent Subsidiary has received written communication during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting Parent or any Parent Subsidiary and, to the Knowledge of Parent, no such investigation is in progress.

SECTION 3.18. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Moelis & Co. and Morgan Stanley & Co. LLC (the “Parent Financial Advisors”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent. Parent has furnished to the Company true and complete copies of all agreements between or among Parent and/or Merger Sub and the Parent Financial Advisors relating to the Merger or any of the other transactions contemplated hereby, subject to redactions of the portions of such agreements relating to the calculation of the fee payable to the Parent Financial Advisors. Parent has separately provided the Company with the result of a calculation of the approximate amount of the fee that will be payable to the Parent Financial Advisors as a result of the Merger.

SECTION 3.19. Intentionally Omitted.

SECTION 3.20. Communications Regulatory Matters.

(a) Parent and each of the Parent Subsidiaries hold all approvals, authorizations, certificates and licenses issued by the FCC or State Regulators and all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to Parent or any of the Parent Subsidiaries by a Governmental Entity that are required for Parent and each of the Parent Subsidiaries to conduct its business, as presently conducted (collectively, the “Parent Licenses”).

(b) Each Parent License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified. No Parent License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or (ii) any pending Action by or before the FCC or State Regulators to suspend, revoke or cancel, or any judicial review of a decision by the FCC or State Regulators with respect thereto. To the Knowledge of Parent, there is no (A) event, condition or circumstance attributable specifically to Parent that would preclude any Parent License from being renewed in the ordinary course (to the extent that such Parent License is renewable by its terms), (B) pending or threatened FCC or State Regulator regulatory Actions relating specifically to one or more of the Parent Licenses or (C) event, condition or circumstance attributable specifically to the Company that would materially impair, delay or preclude the ability of Parent or the Parent Subsidiaries to obtain any Consents from any Governmental Entity. No Parent License, order or other agreement, obtained from, issued by or concluded with any State Regulator imposes or would impose restrictions on the ability of any Parent Subsidiary to make payments, dividends or other distributions to Parent or any other Parent Subsidiary that limits, or would reasonably be expected to limit, the cash funding and management alternatives of Parent on a consolidated basis in a manner disproportionate to restrictions applied by such State Regulators to similarly situated companies.

(c) Parent, with respect to any Parent License and any activity regulated by the FCC or State Regulators but not requiring a license (“Unlicensed Activity”), and each licensee of each Parent License and each Subsidiary engaged in Unlicensed Activity (“Unlicensed Subsidiary”) is, and since December 31, 2013 has been, in compliance with each Parent License and has fulfilled and performed all of its obligations with respect thereto and with respect to any Unlicensed Activity required by the Communications Act of 1934, as amended (the “Communications Act”), or the rules, regulations, written policies and orders of the FCC (the “FCC Rules”) or similar rules, regulations, written policies and orders of State Regulators, and the payment of all regulatory fees and contributions, except for exemptions, waivers or similar concessions or allowances. The Parent and each licensee of each Parent License and each of its Unlicensed Subsidiaries is in good standing with the FCC and all other Governmental Entities, and neither Parent nor any such licensee or any of its Unlicensed Subsidiaries is, to the Knowledge of Parent, the respondent with respect to any formal complaint, investigation, audit, inquiry, subpoena, forfeiture, or petition to suspend before the FCC, the Universal Service Administrative Company (the “USAC”) or any other Governmental Entity (each, an “Enforcement Proceeding”). The Parent or a Parent Subsidiary owns one hundred percent (100%) of the equity and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Parent Licenses and each of its Unlicensed Subsidiaries.

(d) Neither Parent nor any of the Parent Subsidiaries is subject to any currently effective cease-and-desist order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding with, or has been ordered since December 31, 2013, to pay any civil money penalty by, the FCC, USAC or any other Governmental Entity (other than a taxing authority, which is covered by Section 3.09), other than those of general application that apply to similarly situated providers of the same services or their Subsidiaries (each item in this sentence, whether or not set forth in the Parent Disclosure Letter, a “Parent Regulatory Agreement”), nor has Parent or any of the Parent Subsidiaries been advised in writing since December 31, 2013 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

SECTION 3.21. Financing. Parent has provided the Company a true and complete copy, as of the date hereof, of an executed commitment letter (the “Debt Financing Commitment”) from the financial institutions identified therein (the “Commitment Parties”), to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein for the purpose of funding in part the Cash Consideration and replacing and refinancing any credit facility or other Indebtedness of the Company, Parent or any of their respective Subsidiaries that will not continue after the Effective Time (the “Debt Financing”). The Debt Financing Commitment is valid, binding and, to the Knowledge of Parent, enforceable by Parent against the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, the Debt Financing Commitment is in full force and effect and the respective obligations and commitments therein have not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect. As of the date hereof, no event has occurred which (with or without notice, lapse of time, or both) would reasonably be expected to constitute a breach in any material respect or default on the part of Parent or, to the Knowledge of Parent, any of the other parties to the Debt Financing Commitment. Subject to the satisfaction of the conditions contained in Section 7.01 and Section 7.03 hereof and the commencement and completion of the Marketing Period, as of the date hereof, Parent has no reason to believe that any of the conditions in the Debt Financing Commitment will not be satisfied, or that the Debt Financing will not be made available on a timely basis in order to consummate the Merger. As of the date hereof, no Commitment Party has notified Parent of its intention to terminate any of the Debt Financing Commitment or not to provide the Debt Financing. Assuming (i) the satisfaction of the conditions in Sections 7.01 and 7.03 hereof and (ii) that the Debt Financing is funded in accordance with its terms, the net proceeds from the Debt Financing, together with cash on hand, will be sufficient to fund the Cash Consideration, the refinancing of any credit facility or other Indebtedness of the Company, Parent or any of their respective Subsidiaries that will not continue after the Effective Time, the payment of any fees and expenses of or payable by Parent, and any other amounts required to be paid by Parent in connection with the consummation of the Merger. Parent has paid in full any and all commitment or other fees required by the Debt Financing Commitment that are due as of the date hereof, and will pay, after the date hereof, all such fees as they become due. There are no side letters or other Contracts (except for any customary fee letters and/or engagement letters, true and complete copies of which have been provided to the Company, with customary redactions (none of which redacted terms would reasonably be expected to adversely affect the principal amount or availability of the Debt Financing) relating to the Debt Financing to which Parent or any of its subsidiaries is a party other than as expressly set forth in the Debt Financing Commitment.

SECTION 3.22. Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 3.23. No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, the Company acknowledges that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any other express or implied representation or warranty in connection with the transactions contemplated hereby, and that the Company has not relied on any such other representation or warranty.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except as set forth in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents under the heading “Risk Factors” (other than any statement of historical fact) and any other disclosures of risks that are predictive or forward-looking in nature) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

SECTION 4.01. Organization, Standing and Power. Each of the Company and each of the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent, prior to execution of this Agreement, true and complete copies of the Amended and Restated Certificate of Incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the Amended and Restated Bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”).

SECTION 4.02. Company Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws. The Company has provided to Parent a true and complete list of all the Company Subsidiaries as of the date of this Agreement.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

SECTION 4.03. Capital Structure. (a) The authorized capital stock of the Company consists of 245,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on the Capitalization Date, (i) 11,587,963 shares of Company Common Stock were issued and outstanding and no shares of Company Common Stock were held in the treasury of the Company, (ii) no shares of Company Preferred Stock were issued and outstanding and (iii) 468,275 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan, of which (A) 188,894 shares were subject to outstanding Company RSUs (other than Company PSUs) and (B) 178,700 shares were subject to outstanding Company PSUs (assuming settlement of outstanding awards based on maximum achievement of applicable performance goals). Except as set forth in this Section 4.03(a), at the close of business on the Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Stock upon the vesting and settlement of Company RSUs in accordance with their terms in effect on the Capitalization Date.

(b) All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the vesting and settlement of Company RSUs will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. Except as set forth in this Section 4.03, as of the close of business on the Capitalization Date, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (ii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (iii) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of the Company Capital Stock or any shares of capital stock or voting securities of, or other equity interests in, any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary. Except as set forth above in this Section 4.03 or in connection with Company RSUs, as of the close of business on the Capitalization Date, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company that have or by their terms may have at any time the right to vote (which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (“Company Voting Debt”). Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company. Except for this Agreement, neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

SECTION 4.04. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the Merger, to the receipt of the Company Stockholder Approval. The Company Board, by a vote at a meeting duly called at which a quorum of directors of the Company was present, adopted resolutions (i) approving this Agreement and the Voting Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”), and such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve this Agreement or to consummate the Merger and the other transactions contemplated hereby (except for the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Assuming the accuracy of Parent’s representation in the last sentence of Section 3.04(b), (i) the Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and (ii) no other “interested stockholder” “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation, or similar provision or term of the Company Charter or the Company Bylaws, applies with respect to the Company with respect to this Agreement, the Merger or any of the other transactions contemplated hereby. Neither the Company nor any of its controlled Affiliates owns any Parent Common Shares.

(c) Neither the Company nor any Company Subsidiary has in effect a “poison pill”, stockholder rights plan or other similar plan or agreement.

SECTION 4.05. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby will not, (i) conflict with or result in any violation of any provision of the Company Charter, the Company Bylaws or the comparable charter, bylaws or other organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of, give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities, or other equity interests or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any legally binding Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), conflict with or result in any violation of any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than (i) (A) the filing with the SEC of the Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4, and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (ii) compliance with and filings under the HSR Act, (iii) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business,

(iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Parent Common Shares constituting the Share Consideration and the Mixed Share Consideration, (v) such Consents from, or registrations, declarations, notices or filings made to or with, the FCC as are required in connection with the transactions contemplated hereby (the “Company FCC Consents” and, together with the Parent FCC Consents, the “FCC Consents”), (vi) such Consents from, or registrations, declarations, notices or filings made to or with, State Regulators as are required in connection with the transactions contemplated hereby (the “Company PSC Consents” and, together with the Parent PSC Consents, the “PSC Consents”), (vii) such Consents from, or registrations, declarations, notices or filings made to or with, governments of Localities in connection with the provision of telecommunication and media services as are required in connection with the transactions contemplated hereby (the “Company Local Consents” and, together with the Parent Local Consents, the “Local Consents”), (viii) such filings with and approvals of the NYSE as are required to permit the listing of the Parent Common Shares constituting the Share Consideration and the Mixed Share Consideration and (ix) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.06. SEC Documents; Undisclosed Liabilities. (a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2015 (such documents, together with any documents filed with or furnished to the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement and the Form S-4, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(g) As of the date hereof, since January 1, 2017, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(h) None of the Company Subsidiaries is, or has at any time since January 1, 2017 been, subject to the reporting requirements of Section  13(a) or 15(d) of the Exchange Act.

SECTION 4.07. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 4.08. Absence of Certain Changes or Events. From January 1, 2017 to the date of this Agreement, (i) there has not occurred any state of facts, change, effect, condition, development, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, (ii) neither the Company nor any of the Company Subsidiaries has taken any action which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Parent, would constitute a breach of Section 5.01(b)(ii), 5.01(b)(iv), 5.01(b)(v), 5.01(b)(vii), 5.01(b)(viii) or 5.01(b)(ix) and (iii) each of Company and the Company Subsidiaries has conducted its respective business in the ordinary course in all material respects.

SECTION 4.09. Taxes. (a)(i) Each of the Company and each Company Subsidiary has timely filed, taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects; (ii) each of the Company and each Company Subsidiary has paid all material Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; and (iii) no material deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any Company Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) No material Tax Return of the Company or any Company Subsidiary is under audit or examination by any taxing authority, and no written notice of such an audit or examination has been received by the Company or any Company Subsidiary that remains outstanding. No deficiencies for any material Taxes have been proposed, asserted or assessed against the Company or any Company Subsidiary that were not finally resolved in full prior to the date of, with all consequences thereof properly reflected in accordance with GAAP in, the most recent Company SEC Documents, and no requests for waivers of the time to assess any such Taxes are pending. No other procedure, proceeding or contest of any refund or deficiency in respect of material Taxes is pending in or on appeal from any Governmental Entity.

(c) Each of the Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the collection, payment and withholding and remittances of Taxes.

(d) Neither the Company nor any Company Subsidiary is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or customary Tax payment or indemnification provisions in Contracts the primary purpose of which does not relate to Taxes).

(e) Within the past three years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(f) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” or a “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b).

(g) Since January 1, 2014, no claim has been made by a taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to Taxes assessed by such jurisdiction.

SECTION 4.10. Benefits Matters; ERISA Compliance. (a) The Company has delivered or made available to Parent true and complete copies of (i) all material Company Benefit Plans or, in the case of any unwritten material Company Benefit Plan, a description thereof, including any amendment thereto, (ii) the most recent annual report on Form 5500 or such similar report, statement or information return required to be filed with or delivered to any Governmental Entity, if any, in each case, with respect to each material Company Benefit Plan, (iii) each trust, insurance, annuity or other funding Contract relating to any material Company Benefit Plan and (iv) the most recent financial statements and actuarial or other valuation reports for each Company Benefit Plan (if any). For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee pension benefit plans” (as defined in Section 3(2) of ERISA) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other material bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, termination, change in control, disability, vacation, death benefit, hospitalization, medical or other material compensation or benefit plans, arrangements, policies, programs or understandings providing compensation or benefits (other than foreign or domestic statutory programs), in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any Company Subsidiary or any other person or entity that, together with the Company is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Company Commonly Controlled Entity”) for the benefit of any current or former directors, officers, employees, independent contractors or consultants of the Company or any Company Subsidiary (each a “Company Participant”) and (B) all material employment, consulting, bonus, incentive compensation, deferred compensation, equity or equity-based compensation, indemnification, severance, retention, change of control or termination agreements or arrangements between the Company or any Company Subsidiary and any Company Participant.

(b) All Company Pension Plans have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination letters or opinion letters (as applicable) from the IRS to the effect that such Company Pension Plans and the trusts created thereunder are qualified and exempt from Taxes under Sections 401(a) and 501(a) of the Code or other applicable Law, and no such determination letter or opinion letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination letter or opinion letter (or application therefor) in any respect that would reasonably be expected to result in the loss of its qualification.

(c) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, other than any Company Pension Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Company Multiemployer Pension Plan”), (i) no Company Pension Plan had, as of the respective last annual valuation date for each such Company Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions made available to Parent, (ii) none of the Company Pension Plans has failed to meet any “minimum funding standards” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (iii) none of such Company Benefit Plans or related trusts is the subject of any proceeding or investigation by any Person, including any Governmental Entity, that could be reasonably expected to result in a termination of such Company Benefit Plan or trust or any other material liability to the Company or any Company Subsidiary, and (iv) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA and as to which the notice requirement under Section 4043 of ERISA has not been waived) with respect to any Company Benefit Plan during the last six years. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company, any Company Subsidiary or any Company Commonly Controlled Entity has, or within the past six years had, contributed to, been required to contribute to, or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any Company Multiemployer Pension Plan.

(d) With respect to each material Company Benefit Plan that is an employee welfare benefit plan, (i) such Company Benefit Plan (including any Company Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of the Company or the Company Subsidiaries or terminated, in each case, without material liability to the Company and the Company Subsidiaries on or at any time after the Effective Time and (ii) no such Company Benefit Plan is unfunded or self-insured or funded through a “welfare benefit fund” (as defined in Section 419(e) of the Code) or other funding mechanism.

(e) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Company Benefit Plan and (ii) the Company and each of the Company Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, all contributions or other amounts payable by the Company or any Company Subsidiary with respect to each Company Benefit Plan have been paid or accrued in accordance with the terms of such Company Benefit Plan, GAAP and Section 412 of the Code (or any comparable provision under applicable non-U.S. Laws). Except as fully accrued or reserved against on the Company’s financial statements in accordance with GAAP, there are no material unfunded liabilities, solvency deficiencies or wind-up liabilities, where applicable, with respect to any Company Benefit Plan.

(h) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims or Actions by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits payable in the ordinary course.

(i) None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any Company Participant to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan, (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any Company Participant. No Company Participant is entitled to receive any gross-up or additional payment in respect of any Taxes (including, without limitation, the Taxes required under Section 409A or Section  4999 of the Code) being imposed on such Person.

SECTION 4.11. Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of the Company, any investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.12. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws and the Company Permits. To the Knowledge of the Company, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no material action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. This section does not relate to Tax matters, employee benefits matters, labor matters, environmental matters or Intellectual Property matters.

SECTION 4.13. Environmental Matters. (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) the Company and the Company Subsidiaries have complied with all Environmental Laws, and neither the Company nor any Company Subsidiary has received any written communication that alleges that the Company or any Company Subsidiary is in violation of, or has liability under, any Environmental Law and, except as reflected in the most recent audited financial statements of the Company included in the Company SEC Documents, to the Knowledge of the Company, no known capital or other expenditure is required for the Company or the Company Subsidiaries to achieve or maintain compliance with Environmental Law;

(ii) the Company and the Company Subsidiaries have obtained and complied with all Permits issued pursuant to Environmental Law necessary for their respective operations as currently conducted, all such Permits are valid and in good standing and neither the Company nor any Company Subsidiary has been advised in writing by any Governmental Entity of any actual or potential change in the status or terms and conditions of any such Permits;

(iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries;

(iv) there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries; and

(v) neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or by operation of Law, any Known liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries.

SECTION 4.14. Contracts. (a) As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company pursuant to Item 601(b)(2), (b)(4), (b)(9) or (b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Filed Company Contract (including, for purposes of this Section 4.14(b), any Contract entered into after the date of this Agreement that would have been a Filed Company Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, subject to the Bankruptcy and Equity Exception, (ii) each such Filed Company Contract is in full force and effect and (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Filed Company Contract and, to the Knowledge of the Company, no other party to any such Filed Company Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 4.15. Properties. (a) Section 4.15(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the real property owned in fee simple by the Company or the Company Subsidiaries (the “Company Owned Real Property”). Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, either Company or the Company Subsidiaries: (i) has good and valid fee simple title to all of the Company Owned Real Property, free and clear of all Liens other than Permitted Liens; (ii) is in sole and exclusive possession of the Company Owned Real Property and there are no Real Property Leases pursuant to which any third party is granted the right to use any Company Owned Real Property, other than Permitted Liens; (iii) has sufficient right of ingress and egress to the Company Owned Real Property in all material respects and enjoys peaceful and quiet possession thereof; and (iv) there are no outstanding options or rights of first offer or refusal to purchase the Company Owned Real Property.

(b) Section 4.15(b) the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the real property leased by Company or the Company Subsidiaries for which the annual rental value exceeds $100,000 pursuant to a Real Property Lease (the “Company Leased Real Property”). Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, with respect to the Company Leased Real Property and each Real Property Lease: (i) each Real Property Lease is in full force and effect, and Company or the Company Subsidiaries holds a valid and existing leasehold interest under each Real Property Lease; (ii) the possession and quiet use and enjoyment of the Company Leased Real Property under such Real Property Lease has not been disturbed and there are no disputes with respect to any such Real Property Lease; (iii) Company or the Company Subsidiaries have not given or received any written notice of default pursuant to any such Real Property Lease; (iv) Company or the Company Subsidiaries nor, to the Knowledge of Company or the Company Subsidiaries, any other party to such Real Property Lease, is in breach or violation in any material respect of, or in default under, such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach, violation or default in any material respect, or permit the termination, modification or acceleration of rent under such Real Property Lease on the part of Company or the Company Subsidiary, nor, to the Knowledge of Company or the Company Subsidiaries, on the part of the other party thereto; (v) no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been re-deposited in full; (vi) neither Company or the Company Subsidiaries owes, or will owe in the future based on arrangements currently in existence, any brokerage commissions or finder’s fees with respect to any Real Property Lease; (vii) Company or the Company Subsidiaries has not collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein, other than Permitted Liens; and (viii) there are no Liens on the estate or interest created by such Real Property Lease, other than Permitted Liens; and (ix) Company nor any Company Subsidiary has subleased, licensed or otherwise granted any person the right to use or occupy any Company Leased Real Property or any portion thereof.

SECTION 4.16. Intellectual Property. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) Company and the Company Subsidiaries own, free and clear of all Liens, other than Permitted Liens, or are validly licensed or otherwise have the right to use, all Intellectual Property used in the operation of their business as currently conducted;

(b) neither the Company nor any of the Company Subsidiaries has received in the three years prior to the date of this Agreement any written notice from any Person, and there are no pending Actions, or to the Knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries, (A) asserting the infringement, misappropriation or violation of any Intellectual Property by the Company or any of the Company Subsidiaries or (B) challenging the validity, enforceability, priority or registrability of, or any right, title or interest of the Company or any of the Company Subsidiaries with respect to, any Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries;

(c) neither the Company nor any of the Company Subsidiaries has sent any written notice in the year prior to the date of this Agreement to any Person, and there are no pending Actions, by the Company or any of the Company Subsidiaries, (A) asserting the infringement, misappropriation or violation of any Intellectual Property owned by or exclusively licensed to the Company or any of the Company Subsidiaries or (B) challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any Person with respect to, any Intellectual Property;

(d) to the Knowledge of the Company, (A) no Person is infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of the Company Subsidiaries and (B) the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted does not infringe upon, misappropriate or violate the Intellectual Property rights of any Person;

(e) the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality and security of the (A) IT Assets and (B) personal information gathered, used, held for use or accessed by the Company or the Company Subsidiaries in the course of the operations of their respective businesses; and

(f) to the Knowledge of the Company, the IT Assets (A) meet the needs of the Company’s business as currently conducted and (B) have not materially malfunctioned or failed in the two years prior to the date of this

Agreement in a manner that has had a material impact on the businesses of the Company and the Company Subsidiaries. To the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets or any personal information gathered, used, held for use or accessed by the Company or any of the Company Subsidiaries.

SECTION 4.17. Labor Matters. (a) Section 4.17 of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all material Company Collective Bargaining Agreements. The Company has made available to Parent copies of such Company Collective Bargaining Agreements, including with respect to employees based outside the United States. Neither the Company nor any of the Company Subsidiaries has breached or otherwise failed to comply with any provision of any Company Collective Bargaining Agreement, except for any breaches, failures to comply or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there is not any, and during the past three years there has not been any, labor strike, dispute, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, against or affecting the Company or any Company Subsidiary; (ii) to the Knowledge of the Company, no union organizational campaign is in progress with respect to the employees of the Company or any Company Subsidiary and no question concerning representation of such employees exists; (iii) neither the Company nor any Company Subsidiary is engaged in any unfair labor practice; (iv) there are not any unfair labor practice charges or complaints against the Company or any Company Subsidiary pending, or, to the Knowledge of the Company, threatened, before the National Labor Relations Board; (v) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any Company Subsidiary that reasonably could be expected to result in an adverse determination; (vi) the Company and each Company Subsidiary is in compliance with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, pay equity and workers’ compensation; and (vii) neither the Company nor any Company Subsidiary has received written communication during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the Knowledge of the Company, no such investigation is in progress.

SECTION 4.18. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than UBS Securities LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent true and complete copies of all agreements between the Company and the Company Financial Advisor relating to the Merger or any of the other transactions contemplated hereby, subject to redactions of the portions of such agreement relating to the calculation of the fee payable to such Company Financial Advisor. The Company has separately provided Parent with the result of a calculation of the approximate amount of the fee that will be payable to the Company Financial Advisor as a result of the Merger.

SECTION 4.19. Opinion of Financial Advisor. The Company has received the opinion of the Company Financial Advisor dated the date of this Agreement, to the effect that, as of such date and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the aggregate amount of the Merger Consideration to be received by the holders of Company Common Stock other than holders of Excluded Shares and shares of Company Common Stock held immediately prior to the Effective Time by (a) the Company as treasury stock, (b) Parent or Merger Sub and (c) any direct or indirect wholly owned subsidiary of the Company or of Parent (other than Merger Sub), is fair, from a financial point of view, to such holders.

SECTION 4.20. Communications Regulatory Matters.

(a) The Company and each of the Company Subsidiaries hold all approvals, authorizations, certificates and licenses issued by the FCC or State Regulators and all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of the Company Subsidiaries by a Governmental Entity that are required for the Company and each of the Company Subsidiaries to conduct its business, as presently conducted (collectively, the “Company Licenses”).

(b) Each Company License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified. No Company License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or (ii) any pending Action by or before the FCC or State Regulators to suspend, revoke or cancel, or any judicial review of a decision by the FCC or State Regulators with respect thereto. To the Knowledge of the Company, there is no (A) event, condition or circumstance attributable specifically to the Company that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), (B) pending or threatened FCC or State Regulator regulatory Actions relating specifically to one or more of the Company Licenses or (C) event, condition or circumstance attributable specifically to the Company that would materially impair, delay or preclude the ability of the Company or the Company Subsidiaries to obtain any Consents from any Governmental Entity. No Company License, order or other agreement, obtained from, issued by or concluded with any State Regulator imposes or would impose restrictions on the ability of any Company Subsidiary to make payments, dividends or other distributions to the Company or any other Company Subsidiary that limits, or would reasonably be expected to limit, the cash funding and management alternatives of the Company on a consolidated basis in a manner disproportionate to restrictions applied by such State Regulators to similarly situated companies.

(c) The Company, with respect to any Company License and Unlicensed Activity, and each of its Unlicensed Subsidiaries is, and since December 31, 2013, has been, in compliance with each Company License and has fulfilled and performed all of its obligations with respect thereto and with respect to any Unlicensed Activity required by the Communications Act, or FCC Rules or similar rules, regulations, written policies and orders of State Regulators, and the payment of all regulatory fees and contributions, except for exemptions, waivers or similar concessions or allowances. The Company and each licensee of each Company License and each of its Unlicensed Subsidiary is in good standing with the FCC and all other Governmental Entities, and neither the Company nor any such licensee or any of its Unlicensed Subsidiaries is, to the Knowledge of the Company, the respondent with respect to any Enforcement Proceeding. The Company or a Company Subsidiary owns one hundred percent (100%) of the equity and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Company Licenses and each of its Unlicensed Subsidiaries.

(d) Neither the Company nor any of the Company Subsidiaries is subject to any currently effective cease-and-desist order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding with, or has been ordered since December 31, 2013, to pay any civil money penalty by, the FCC, USAC or any other Governmental Entity (other than a taxing authority, which is covered by Section 4.09), other than those of general application that apply to similarly situated providers of the same services or their Subsidiaries (each item in this sentence, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has the Company or any of the Company Subsidiaries been advised in writing since December 31, 2013 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

SECTION 4.21. No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, Parent and Merger Sub acknowledge that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated hereby, and that neither Parent nor Merger Sub has relied on any such other representation or warranty.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business. (a) Conduct of Business by Parent. Except for matters set forth in the Parent Disclosure Letter, required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed, it being understood and agreed that the Company shall use commercially reasonable efforts to approve or deny any request by Parent for written consent pursuant to this Section 5.01(a) within five Business Days of such request), from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Parent Disclosure Letter, required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i) amend the Parent Articles or the Parent Regulations, except for such amendments as would not disproportionately adversely affect a holder of Company Common Stock relative to a holder of Parent Common Shares or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated hereby;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by Parent to holders of its 6 3/4% Preferred Shares and (2) dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to its stockholders or other equity holders, (B) other than with respect to a wholly owned Parent Subsidiary, split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(a)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except pursuant to (1) the Parent Stock Options, Parent SARs and Parent RSUs, in each case, pursuant to their terms as in effect on the date hereof or thereafter granted as permitted by the provisions of Section 5.01(a)(iii) or (2) any such transaction by Parent or a wholly owned Parent Subsidiary in respect of such capital stock, securities or interests in a wholly owned Parent Subsidiary;

(iii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of Parent or any Parent Subsidiary (other than the issuance of Parent Common Shares (1) upon conversion of any 6 3/4% Preferred Shares outstanding at the close of business on the date of this Agreement into Parent Common Shares in accordance with the Parent Articles, (2) upon the exercise of Parent Stock Options and Parent SARs or upon vesting and settlement of Parent RSUs in each case, outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or thereafter granted as permitted by the provisions of this Section 5.01(a)(iii) and (3) pursuant to the Parent Deferred Compensation Plan for Outside Directors in accordance with their respective terms, or the issuance of shares of capital stock of a wholly owned Parent Subsidiary to Parent or to another wholly owned Parent Subsidiary), (B) any other equity interests or voting securities of Parent or any Parent Subsidiary, other than in the case of a Parent Subsidiary, an issuance, delivery or sale to Parent or any wholly owned Parent Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, other than in the case of a Parent Subsidiary, an issuance, delivery or sale to Parent or any wholly owned Parent Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, other than in the case of a Parent Subsidiary, an issuance, delivery or sale to Parent or any wholly owned Parent Subsidiary, (E) any rights issued by Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary, other than in the case of a Parent Subsidiary, an issuance, delivery or sale to Parent or any wholly owned Parent Subsidiary, or (F) any Parent Voting Debt, other than, in the case of each of clauses (A) through (F), for grants of Parent Stock Options, Parent SARs and Parent RSUs under the Parent Benefit Plans in the ordinary course of business consistent with past practice;

(iv) make any material changes in financial accounting methods, principles or practices, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(v) make any acquisition of, or investment in, any properties, assets, securities or business (including by merger, sale of stock, sale of assets or otherwise) which would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated hereby;

(vi) enter into any Contract or amend any Contract which such Contract or amendment would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated hereby;

(vii) authorize, adopt or implement a plan of complete or partial liquidation or dissolution of Parent;

(viii) assign, transfer, lease, cancel, fail to renew or fail to extend any material Parent License issued by the FCC or any State Regulator or discontinue any operations that require prior regulatory approval for discontinuance, other than (A) transfers between Parent and the Parent Subsidiaries or between Parent Subsidiaries and (B) non-renewal or non-extension of Parent Licenses solely related to discontinued businesses of Parent and that do not require regulatory approval for discontinuance; or

(ix) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions.

(b) Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter, required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed, it being understood and agreed that Parent shall use commercially reasonable efforts to approve or deny any request by the Company for written consent pursuant to this Section 5.01(b) within five Business Days of such request), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter, required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) (A) amend the Company Charter, (B) amend the Company Bylaws or (C) amend the charter or organizational documents of any Company Subsidiary;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its stockholders or other equity holders, (B) other than with respect to any wholly owned Company Subsidiary, split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(b)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except pursuant to (1) the Company RSUs, in each case, pursuant to their terms in effect on the date hereof or thereafter granted as permitted by the provisions of Section 5.01(b)(iii) or (2) any such transaction by the Company or a wholly owned Company Subsidiary in respect of such capital stock, securities or interests in a wholly owned Company Subsidiary;

(iii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of the Company or any Company Subsidiary, other than the issuance of Company Common Stock upon the vesting and settlement of Company RSUs outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or thereafter granted as permitted by the provisions of this Section 5.01(b)(iii) or the issuance of shares of capital stock of a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, (B) any other equity interests or voting securities of the Company or any Company Subsidiary, other than in the case of a Company Subsidiary, an issuance, delivery or sale to the Company or any wholly owned Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, other than in the case of a Company Subsidiary, an issuance, delivery or sale to the Company or any wholly owned Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, other than in the case of a Company Subsidiary, an issuance, delivery or sale to the Company or any wholly owned Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of the Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary, other than in the case of a Company Subsidiary, an issuance, delivery or sale to the Company or any wholly owned Company Subsidiary, or (F) any Company Voting Debt;

(iv) except as required to comply with applicable Law or to comply with any Company Benefit Plan as in effect as of the date of this Agreement, (A) establish, adopt, enter into, terminate or materially amend, or take any action to accelerate the vesting or payment of, any compensation or benefits under, any Company Benefit Plan (or any award thereunder), (B) grant or increase in any manner the salaries, bonuses, or incentive-based compensation or benefits of or pay any bonus to, or grant any loan to any Company Participant other than such grants, increases or payments made in the ordinary course of business consistent with past practice to Company Participants who are not “named executive officers” as defined in Item 402(a)(3) of Regulation S-K promulgated under the Securities Act, (C) grant or pay any change in control, retention, severance, termination or similar compensation or benefits to, or increase in any manner the change in control, retention, severance, termination or similar compensation or benefits of, any Company Participant, (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (E) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan, except to the extent required by applicable Law or GAAP, or (F) change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined;

(v) make any material changes in financial accounting methods, principles or practices, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(vi) other than in the ordinary course of business, (A) make any Tax election that results in a material amount of Taxes of the Company or any Company Subsidiary, (B) make any changes to any existing Tax election that results in a material amount of Taxes of the Company or any Company Subsidiary, (C) settle or compromise any Tax claim or assessment or surrender any right to claim a Tax refund with respect to a material amount of Taxes, (D) file an amendment to any Tax Return if such amendment results in a material amount of Taxes or (E) fail to pay any material Taxes that are due and payable;

(vii) except as permitted under Section 5.01(b)(x), make any acquisition of, or investment in, any properties, assets, securities or business (including by merger, sale of stock, sale of assets or otherwise) if the aggregate amount of consideration paid or transferred by the Company and the Company Subsidiaries in connection with all such transactions would exceed $5 million, except for the acquisitions of supplies, inventory, merchandise or products in the ordinary course of business; provided, that in no event shall the Company or any of the Company Subsidiaries make any acquisition or investment which would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated hereby;

(viii) sell or lease to any Person, in a single transaction or series of related transactions, any of its material properties or assets for consideration, except (A) ordinary course dispositions of inventory and dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of the Company Subsidiaries or (B) transfers among the Company and its wholly owned Subsidiaries;

(ix) (A) incur any Indebtedness, except for (1) Indebtedness incurred under the Company’s revolving credit facility, as existing on the date of this Agreement (including, for the avoidance of doubt, the aggregate amount of commitments in effect on the date of this Agreement) (including in respect of letters of credit), in the ordinary course of business, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) intercompany Indebtedness among the Company and its wholly owned Subsidiaries, (4) guarantees by the Company of Indebtedness of the Company Subsidiaries, which Indebtedness is incurred in compliance with this Section 5.01(b)(ix), and (5) capitalized lease obligations in respect of software and equipment and installment obligations in respect of insurance, in each case incurred in the ordinary course of business, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to, or investments in, any Person other than (x) to the Company or any wholly owned Subsidiary of the Company or (y) as permitted pursuant to Section 5.01(b)(vii);

(x) make any capital expenditures in excess of $105,000,000 annually;

(xi) except in the ordinary course of business, enter into any Contract or amend any Contract if the consummation of the Merger and the other transactions contemplated hereby would conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of, give rise to an obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities or other equity interests or any loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of properties or assets of the Company or any Company Subsidiary under such new Contract or as a result of such amendment to such existing Contract, as applicable;

(xii) grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations in existence at the date of this Agreement (and required to be so secured by their terms) or permitted under Section 5.01(b)(ix) or (B) to the Company or to a wholly owned Subsidiary of the Company;

(xiii) sell, transfer, license, abandon, permit to lapse or otherwise dispose of any material Intellectual Property owned by the Company or any of the Company Subsidiaries, except grants of non-exclusive licenses (without any right to sublicense) of such material Intellectual Property in the ordinary course of business;

(xiv) settle any pending or threatened Action against the Company or any of the Company Subsidiaries, other than settlements of any pending or threatened Action (A) in which the Company or any of the Company Subsidiaries is named as a nominal defendant, (B) with respect to which there is a specific reserve in the balance sheet (or the notes thereto) of the Company as of March 31, 2017 included in the Filed Company SEC Documents for an amount not materially in excess of the amount so reflected or reserved (excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which the Company or any of the Company Subsidiaries is entitled to indemnification or contribution) or (C) that do not involve payment by the Company or the Company Subsidiaries of more than $2,000,000 individually (excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which the Company or any of the Company Subsidiaries is entitled to indemnification or contribution); provided that no settlement of any pending or threatened Action may: (1) involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company or the Company Subsidiaries, (2) involve any admission of wrongdoing by the Company or the Company Subsidiaries, (3) involve the grant of any license, cross-license or similar arrangement by the Company or any of the Company Subsidiaries with respect to any material Intellectual Property owned by or licensed to the Company or any of the Company Subsidiaries or (4) impose any restrictions on the use by the Company or any of the Company Subsidiaries of any material Intellectual Property owned by or licensed to the Company or any of the Company Subsidiaries;

(xv) cancel any material Indebtedness owed to the Company or a Company Subsidiary or waive any claims or rights of substantial value, in each case other than in the ordinary course of business;

(xvi) enter into, modify, amend or terminate any Company Collective Bargaining Agreement, other than (A) the entry into new collective bargaining or other labor union Contracts in the ordinary course of business required to be entered into by any non-US Law, (B) modifications, amendments, renewals or terminations of such Contracts in the ordinary course of business consistent with past practice or (C) any modification, amendment, renewal or termination of any collective bargaining agreement to the extent required by applicable Law;

(xvii) assign, transfer, lease, cancel, fail to renew or fail to extend any material Company License issued by the FCC or any State Regulator or discontinue any operations that require prior regulatory approval for discontinuance, other than (A) transfers between the Company and the Company Subsidiaries or between Company Subsidiaries and (B) non-renewal or non-extension of Company Licenses solely related to discontinued businesses of the Company and that do not require regulatory approval for discontinuance;

(xviii) authorize, adopt or implement a plan of complete or partial liquidation or dissolution of the Company; or

(xix) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions.

(c) No Control of Parent’s Business. The Company acknowledges and agrees that (i) nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or any Parent Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Parent Subsidiaries’ respective operations.

(d) No Control of the Company’s Business. Parent acknowledges and agrees that (i) nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

(e) Advice of Changes. Parent and the Company shall promptly advise the other orally and in writing of any change or event that, individually or in the aggregate with all past changes and events which have occurred since the date of this Agreement, has had or would reasonably be expected to have a Material Adverse Effect with respect to such Person.

SECTION 5.02. Intentionally Omitted.

SECTION 5.03. No Solicitation by the Company; Company Board Recommendation. (a) The Company shall not, nor shall it authorize or permit any of its Affiliates or any of its or their respective directors, officers or employees or any of its or their respective investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any Company Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Company Takeover Proposal) with respect to, any Company Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal. The Company shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, if at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives an oral or written Company Takeover Proposal, which Company Takeover Proposal did not result from any breach of this Section 5.03, (i) the Company and its Representatives may contact such Person making the Company Takeover Proposal or its Representatives to request that any Company Takeover Proposal made orally be made in writing and (ii) in response to a written Company Takeover Proposal that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior Company Proposal, the Company may (and may authorize and permit its Affiliates and its and their

Representatives to), subject to compliance with Section 5.03(c), (A) furnish information (including non-public information and data) with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement (other than with respect to standstill provisions), and (B) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Company Takeover Proposal (and such Person’s Representatives). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Representative of the Company or any of its Affiliates shall constitute a breach of this Section 5.03(a) by the Company.

(b) Except as set forth below, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Parent), or propose publicly to withdraw (or modify in any manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof with respect to this Agreement or the Merger or (B) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, any Company Takeover Proposal (any action in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar agreement or arrangement (an “Acquisition Agreement”) constituting or related to any Company Takeover Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change if the Company receives a Superior Company Proposal or the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change until after the third Business Day following Parent’s receipt of written notice (a “Company Notice of Recommendation Change”) from the Company advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including in the case of a Superior Company Proposal the terms and conditions of such Superior Company Proposal that is the basis of the proposed action by the Company Board (it being understood and agreed that any amendment to any material term of such Superior Company Proposal shall require a new Company Notice of Recommendation Change and a new notice period (which shall be two Business Days instead of three Business Days)). In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in response to a Company Notice of Recommendation Change.

(c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.03, the Company shall promptly (and in any event within 48 hours of knowledge of receipt thereof by an officer or director of the Company) advise Parent orally and in writing of any Company Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry or proposal (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry or proposal. The Company shall (i) keep Parent informed in all material respects on a reasonably current basis of the status and details (including any change to the terms thereof) of any Company Takeover Proposal, and (ii) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written and electronic material exchanged between the Company or any of the Company Subsidiaries and any Person that describes any of the material terms or conditions of any Company Takeover Proposal.

(d) Nothing contained in this Section 5.03 shall prohibit the Company from (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to its stockholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange

Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), (ii) issuing a statement in connection with a Company Takeover Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), so long as the statement includes no more information than would be required for a “stop-look-and-listen communication” under Rule 14d-9(f) promulgated under the Exchange Act if such provision was applicable, or (iii) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after consultation with outside counsel) failure to so disclose would reasonably be expected to be inconsistent with its duties under applicable Law; provided, however, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.03(b).

(e) For purposes of this Agreement:

“Company Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 15% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the total outstanding voting power of the Company, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the Company Common Stock or (v) any combination of the foregoing (in each case, other than the Merger).

“Superior Company Proposal” means any bona fide written offer made by a third party or group pursuant to which such third party (or, in a merger, consolidation or statutory share-exchange involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Company Common Stock or substantially all of the assets of the Company and the Company Subsidiaries, taken as a whole, which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) (i) is on terms more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal (including the legal, financial, regulatory, timing and other aspects of the proposal and the identity of the Person making the proposal) and this Agreement (including any changes proposed by Parent to the terms of this Agreement), and (ii) is reasonably likely to be completed on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such proposal, and is fully financed or for which financing (if required) is fully committed or, in the good faith determination of the Company Board, is reasonably likely to be obtained.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of the Form S-4 and the Proxy Statement; Company Stockholders Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and Parent shall prepare and cause to be filed with the SEC the Form S-4 registering a number of Parent Common Shares equal to the number of Parent Common Shares to be issued as Share Consideration and Mixed Share Consideration in the Merger, in which the Proxy Statement will be included as a prospectus, and Parent and the Company shall use their respective commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement, and the Form S-4 and Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all related correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent, as applicable, (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares constituting the Share Consideration or Mixed Share Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Merger and the issuance of the Parent Common Shares constituting the Share Consideration and the Mixed Share Consideration.

(b) If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which Parent in good faith believes is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement the Company’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which the Company in good faith believes is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Stockholders Meeting for the sole purpose of seeking the Company Stockholder Approval. The Company shall use its commercially reasonable efforts to (i) cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and to hold the Company Stockholders Meeting as soon as practicable after the Form S-4 becomes effective and (ii) solicit the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.03(b). Except as expressly contemplated by the foregoing sentence, the Company agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or by the making of any Company Adverse Recommendation Change by the Company Board; provided, however, that the Company shall be permitted to postpone convening or to adjourn the Company Stockholders Meeting (but not beyond the End Date) if (x) such postponement or adjournment is required to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure in accordance with Section 6.01(c) and to permit such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting, (y) such postponement or adjournment is in order to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval or (z) as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting.

SECTION 6.02. Access to Information; Confidentiality. Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.01, upon reasonable notice, each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, afford to each other and to their respective Representatives reasonable access during normal business hours to the officers, employees, agents, properties, books, Contracts and records of Parent, the Company or their respective Subsidiaries, as applicable (other than any of the foregoing that relate to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.03 to any Company Takeover Proposal) and Parent or the Company, as applicable, shall, and shall cause its Subsidiaries to, furnish promptly to the other party and such other party’s Representatives such information concerning its business, personnel, assets, liabilities and properties as such other party may reasonably request; provided that such requesting party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the providing party; provided further, however, that neither Parent, the Company nor any of their respective Subsidiaries shall be obligated to provide such access or information if such party determines, in its reasonable judgment, that doing so is reasonably likely to (i) violate applicable Law or an applicable Judgment or (ii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege. In any such event, Parent or the Company, as applicable, shall, and shall cause its Subsidiaries to, use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate applicable Law, Judgment or obligation or risk waiver of such privilege or protection or risk such liability, including entering into a joint defense agreement, common interest agreement or other similar arrangement. All requests for information made pursuant to this Section 6.02 shall be directed to the executive officer or other Person designated by the other party. Until the Effective Time, all information provided will be subject to the terms of the letter agreement dated as of March 27, 2017, by and among the Company and Parent (the “Confidentiality Agreement”).

SECTION 6.03. Required Actions. (a) Subject to the terms hereof, including Section 6.03(c), Parent and the Company shall each use reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity or any other third party any Consents required to be obtained or made by Parent or the Company or any of their respective Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) defend any lawsuits or other Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable Federal or state securities Laws, and (B) any other applicable Law and (v) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Parent and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, considering in good faith all reasonable additions, deletions or changes suggested in connection therewith. Parent and the Company shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby.

(b) In connection with and without limiting Section 6.03(a), the Company and the Company Board and Parent and the Parent Board shall (i) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any transaction contemplated by this Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any transaction contemplated by this Agreement, take all action reasonably appropriate to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c) Upon the terms and subject to the terms and conditions of this Agreement, Parent and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and use their respective reasonable best efforts to (i) obtain any FCC Consents, PSC Consents, and Local Consents, and to make any registrations, declarations, notices or filings, if any, necessary for the consummation of the transactions contemplated hereby, (ii) in consultation and cooperation with the other, as promptly as practicable file all applications required to be filed with the FCC (the “FCC Applications”), any State Regulators (the “PSC Applications”) and any Localities to obtain the FCC Consents, PSC Consents and Local Consents, respectively, (iii) respond as promptly as practicable to any requests of the FCC, any State Regulator, or any Locality for information relating to any FCC Application or PSC Application, as applicable; provided, that each of Parent and the Company shall consult with the other before communicating with any Governmental Entity relating to these matters, and to the extent permitted by applicable Law and reasonably practicable shall enable the other party to participate in each such communication, and (iv) cure, not later than the Effective Time, any material violations or defaults under any FCC Rules or rules of any State Regulator or Locality.

(d) Upon the terms and subject to the terms and conditions of this Agreement, Parent and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any Consents of any Governmental Entity, and to make any registrations, declarations, notices or filings, if any, necessary for Closing under the HSR Act, and any other Federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraint of trade or regulation of foreign investment (collectively, “Antitrust Laws”), to respond to any requests of any Governmental Entity for information under any Antitrust Law, to secure the expiration or termination of any applicable waiting period, to resolve any objections asserted with respect to the transactions contemplated hereby raised by any Governmental Entity and to contest and resist any action, including any legislative, administrative or judicial action, and to prevent the entry of any court order and to have vacated, lifted, reversed or overturned any Judgment (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated hereby under any Antitrust Law.

(e) Subject to applicable Law and the instructions of any Governmental Entity, Parent and the Company shall in good faith cooperate, consult and consider the other’s views in order to jointly develop (but subject to Parent’s final approval (not to be unreasonably withheld, conditioned or delayed)), (x) the strategy for obtaining any Consents from any Governmental Entity (including the FCC Consents, PSC Consents and Local Consents) in connection with the Merger and the other transactions contemplated hereby and (y) the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Entity in connection with the Merger and the other transactions contemplated hereby and in connection with any investigation or other inquiry or Action by or before, or any negotiations with, a Governmental Entity relating to the Merger and the other transactions contemplated hereby and of all other regulatory matters incidental thereto.

(f) For the purposes of this Section 6.03, “reasonable best efforts” shall include taking any and all actions necessary to obtain the Consents of any Governmental Entity (including the FCC Consents, PSC Consents and Local Consents) required to consummate the Merger and the other transactions contemplated hereby prior to the End Date; provided that nothing in this Agreement shall permit the Company or the Company Subsidiaries (without the prior written consent of Parent) or require Parent or the Parent Subsidiaries to take or refrain from taking, or agree to take or refrain from taking, any action or actions that, individually or in the aggregate, would be reasonably likely to have a either a Parent Material Adverse Effect or Company Material Adverse Effect (each a “Burdensome Condition”). For the avoidance of doubt, notwithstanding any request or consent of Parent to do so, in no event shall the Company or the Company Subsidiaries be required to submit to a Burdensome Condition unless such Burdensome Condition is conditioned in all respects upon the consummation of the Merger and will not be effective for any purpose until after the Effective Time, and any such Burdensome Condition imposed on the Company or the Company Subsidiaries at the request of or with the consent of Parent shall not affect any representation or warranty of the Company under this Agreement or any condition under Section 7.01 or Section 7.03 to the obligation of Parent and Merger Sub to effect the Merger.

SECTION 6.04. Stock Awards. (a) As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i) adjust the terms of each Cash-Out RSU that is outstanding immediately prior to the Effective Time to provide that, as of the Effective Time, each such Cash-Out RSU shall be canceled and the holder thereof shall, automatically and without any required action on the part of the holder thereof, become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, (A) the Merger Consideration (which shall be (1) the Share Consideration in respect of each Share Election RSU Share, (2) the Mixed Consideration in respect of each Mixed Election RSU Share and Non-Election RSU Share and (3) the Cash Consideration in respect of each Cash Election RSU Share, based on such holder’s election or Non-Election in accordance with Section 2.04) for each share of Company Common Stock subject to such Cash-Out RSU immediately prior to the Effective Time and (B) a cash payment equal to any accrued dividend equivalents in respect of each such Cash-Out RSU, provided that, (x) with respect to any Cash-Out RSU that is a Company PSU, the number of shares of Company Common Stock deemed subject to such Cash-Out RSU immediately prior to the Effective Time shall be based upon actual performance during the two years following the date of grant of the applicable Cash-Out RSU (if such two-year period has concluded prior to the Effective Time) or during the period beginning on the date of grant of the applicable Cash-Out RSU and ending as of the Effective Time (if such two-year period has not concluded prior to the Effective Time) as reasonably determined by the Company Board in good faith (or, if appropriate, any committee thereof) in consultation with Parent immediately prior to the Effective Time and (y) each such holder shall be entitled to receive, in lieu of any fractional Parent Common Shares that would result from the calculation in this Section 6.04(a)(i), a cash payment calculated in the manner set forth in Section 2.02(f);

(ii) adjust the terms of each Rollover RSU that is outstanding immediately prior to the Effective Time to provide that, as of the Effective Time, each such Rollover RSU shall, automatically and without any required action on the part of the holder thereof, be converted into a time-based restricted stock unit of Parent, with respect to a number of Parent Common Shares (rounded down to the nearest whole share) determined by multiplying the number of shares of Company Common Stock subject to such Rollover RSU by the RSU Exchange Ratio (each, an “Adjusted RSU”), subject to substantially the same terms and conditions as were applicable to such Rollover RSU immediately prior to the Effective Time (except that any performance-based vesting conditions or requirements shall no longer apply) provided that, with respect to any Rollover RSU that is a Company PSU, the number of shares of Company Common Stock deemed subject to such Rollover RSU immediately prior to the Effective Time shall be based upon the target level of performance;

(b) The holder of any Cash-Out RSU shall be entitled to make a Share Election, Mixed Election or Cash Election with respect to each share of Company Common Stock subject to such Cash-Out RSU in accordance with Section 2.04 (and subject to Section 2.05). Any such holder who makes a Non-Election shall receive the Mixed Consideration pursuant to this Section 6.04 in respect of each Non-Election RSU Share. Parent shall pay any cash amounts payable pursuant to this Section 6.04 as soon as reasonably practicable (but in any event no later than 20 Business Days) after the Effective Time. All amounts (whether in the form of cash or equity) payable pursuant to this Section 6.04 shall be subject to any required withholding of taxes and shall be paid without interest.

(c) At the Effective Time, Parent shall assume all of the obligations of the Company under the Company Stock Plans, each Adjusted RSU and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Adjusted RSUs appropriate notices setting forth such holders’ rights pursuant to the respective Company Stock Plans, and the agreements evidencing the grants of such Adjusted RSUs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.04 after giving effect to the Merger).

(d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Common Shares for delivery with respect to the Adjusted RSUs. Prior to the Effective Time, Parent shall cause to be filed with the SEC a registration statement on Form S-8 (or another appropriate form) registering (to the extent permitted under applicable Law) a number of Parent Common Shares equal to the number of Parent Common Shares subject to the Adjusted RSUs pursuant to Section 6.04(a). Parent shall use reasonable efforts to maintain (to the extent permitted under applicable Law) the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any Adjusted RSUs remain outstanding. The Company shall cooperate with, and assist Parent in the preparation of, such registration statement.

SECTION 6.05. Indemnification, Exculpation and Insurance. (a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries (each, an “Indemnified Person”) as provided in their respective charters or bylaws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries, in each case as in effect on the date of this Agreement, shall be assumed by Parent in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years following the Effective Time.

(b) In the event that Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.05 contemporaneous with the closing of any such consolidation, merger, transfer or conveyance.

(c) At or prior to the Effective Time, the Company shall purchase a fully prepaid, non-cancellable, non-amendable and non-refundable “tail” directors’ and officers’ liability insurance policy for the Company and the Company Subsidiaries and their current and former directors, officers and employees who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company or the Company Subsidiaries in a form reasonably acceptable to the Company that shall provide such directors, officers and employees with coverage for six years following the Effective Time of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company or the Company Subsidiaries, except that in no event shall the Company pay with respect to such “tail” policy more than 300% of the aggregate annual premium payable by the Company for such insurance policy for the year ended December 31, 2016 (the “Maximum Amount”), and if the Company is unable to obtain the insurance required by this Section 6.05(c) for an amount that is equal to or less than the Maximum Amount, it shall obtain as much comparable “tail” insurance as possible for the years within such six-year period for an amount equal to the Maximum Amount. The “tail” policy obtained pursuant to this Section 6.05(c) shall not be amended, modified, cancelled or revoked by the Company, Parent or the Surviving Corporation.

(d) The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Person), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise, including under the terms of the respective charters or bylaws or comparable organizational documents of the Company and the Company Subsidiaries.

SECTION 6.06. Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) the Company shall pay to Parent a fee of $11,940,000 (the “Company Termination Fee”) if:

(i) Parent terminates this Agreement pursuant to Section 8.01(e); or

(ii) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i) (but only if the Company Stockholders Meeting has not been held by the End Date) or Section 8.01(b)(iii) and, in either case, (A) a Company Takeover Proposal shall have been publicly made, proposed or communicated by a third party after the date of this Agreement and (x) before the time this Agreement is terminated in the case of a termination under Section 8.01(b)(i) or (y) before the completion of the Company Stockholders Meeting (including any adjournment or postponement thereof) in the case of a termination under Section 8.01(b)(iii) and (B) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to a Company Takeover Proposal or a Company Takeover Proposal is consummated (in each case, whether or not such Company Takeover Proposal was the same Company Takeover Proposal referred to in clause (A)); provided that, for purposes of clauses (B) of this Section 6.06(b)(ii), the references to “15% or more” in the definition of Company Takeover Proposal shall be deemed to be references to “more than 50%”.

Any Company Termination Fee due under this Section 6.06(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, no later than the second Business Day immediately following the date of termination of this Agreement and (y) in the case of clause (ii) above, no later than the second Business Day immediately following the date of the first to occur of the events referred to in clause (ii)(B) above; it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

(c) The Company acknowledges and agrees that the agreements contained in Section 6.06(b) are an integral part of the transactions contemplated hereby, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amount due pursuant to Section 6.06(b) and, in order to obtain such payment, Parent commences an Action that results in a Judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made.

(d) In the event that this Agreement is terminated and the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 6.06(b), payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of Parent, Merger Sub and their respective Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates against the Company and the Company Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger or the other transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise (so long as, in the event that this Agreement was terminated by the Company, such termination was in accordance with the applicable provisions of this Agreement), and, subject as aforesaid, upon payment of such amount none of the Company Related Parties shall have any further monetary liability or obligation relating to or arising out of this Agreement, the Merger or the other transactions contemplated hereby.

SECTION 6.07. Income Tax Treatment. Without the advance written consent of the Company prior to the Effective Time (which consent may be given or withheld in the sole and absolute discretion of the Company), Parent shall not cause or permit the Company to be combined with another entity following the Effective Time in a manner that (alone or together with other transactions) would result in the Merger being treated other than as a taxable sale of the Company Common Stock by the Company’s stockholders for U.S. federal income tax purposes.

SECTION 6.08. Transaction Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or its directors relating to the Merger and the other transactions contemplated hereby, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company the opportunity to participate in the defense or settlement of any shareholder litigation against Parent or its directors relating to the Merger and the other transactions contemplated hereby, and no such settlement shall be agreed to without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

SECTION 6.09. Section 16 Matters. Prior to the Effective Time, the Company, Parent and Merger Sub each shall take all such steps as may be reasonably required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger and the other transactions contemplated hereby, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Shares (including derivative securities with respect to Parent Common Shares) resulting from the Merger and the other transactions contemplated hereby, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.10. Governance Matters. The Company and Parent shall cause the matters set forth on Exhibit A to occur.

SECTION 6.11. Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with,

Section 5.03. The parties hereto agree that the initial press release to be issued with respect to the Merger and the other transactions contemplated hereby following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the forgoing, this Section 6.11 shall not apply to any press release or other public statement made by the Company or Parent which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company, Parent, the Merger or the transactions contemplated hereby that has not been previously announced or made public in accordance with the terms of this Agreement.

SECTION 6.12. Stock Exchange Listing. Parent shall use its commercially reasonable efforts to cause the Parent Common Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 6.13. Employee Matters. (a) Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company and the Company Subsidiaries who remain in the employment of Parent and the Parent Subsidiaries (including the Company and any Company Subsidiary) after the Effective Time (the “Continuing Employees”) shall receive (x) base salary or wages (as applicable), target annual incentive opportunities and, solely with respect to the value thereof, long-term incentive opportunities that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time and (y) other employee benefits that are substantially comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the Effective Time (excluding, for purposes of determining such comparability, any retention bonus, defined benefit pension or retiree or post-employment welfare benefits, except to the extent required by applicable Law).

(b) Parent shall use commercially reasonable efforts to cause each employee benefit plan or program of Parent or its Affiliates in which Continuing Employees and their eligible dependents are eligible to participate after the Effective Time to take into account for purposes of vesting and eligibility (and for purposes of benefit accrual under each vacation and other paid time off plan or program) the service of such Continuing Employees prior to the Effective Time with the Company or any Company Subsidiary (including any predecessors thereto) as if such service were with Parent or its Affiliates, in each case to the same extent that such service was recognized by the Company or any Company Subsidiary immediately prior to the Effective Time under the comparable Company Benefit Plan; provided that no such crediting of service shall be required to the extent it would result in any duplication of benefits.

(c) Parent shall use commercially reasonable efforts to cause each employee benefit plan or program that is a group health plan of Parent and its Affiliates (including the Company or any Company Subsidiary) in which Continuing Employees are eligible to participate after the Effective Time (each such employee benefit plan or program, a “New Plan”) to (i) waive, or cause the waiver of, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements, other than limitations or waiting periods that are already in effect prior to the Effective Time with respect to such Continuing Employee under the comparable Company Benefit Plan and that have not been satisfied as of the Effective Time and (ii) provide such Continuing Employee and his or her covered dependents with credit for any co-payments and deductibles paid during the plan year of and prior to any change in coverage from a Company Benefit Plan to such New Plan in satisfying any applicable deductible or out-of-pocket requirements under such New Plan.

(d) Notwithstanding anything herein to the contrary and without limiting the generality of Section 9.07, the parties hereby acknowledge and agree that all provisions contained in this Section 6.13 are included for the sole benefit of the parties, and that nothing in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Company Benefit Plan, Company Collective Bargaining Agreement, New Plan or other employee benefit plan, program, policy, arrangement or agreement (or an undertaking to amend any such plan or arrangement), (ii) shall limit the right of Parent, the Company or their respective Affiliates to terminate, amend or otherwise modify any Company Benefit Plan, Company Collective Bargaining Agreement, New Plan or other employee benefit plan, program, policy, arrangement or agreement following the

Effective Time or (iii) shall create any third-party beneficiary or other right (A) in any other Person, including any Company Participant or any participant in any Company Benefit Plan, Company Collective Bargaining Agreement, New Plan or other employee benefit plan, program, policy, arrangement or agreement (or any dependent or beneficiary thereof) or (B) to continued employment with Parent or the Company or any of their respective Affiliates.

SECTION 6.14. Parent Vote. Parent shall vote, or cause to be voted, any Company Common Stock beneficially owned by it or any of the Parent Subsidiaries or with respect to which it or any of the Parent Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the adoption of this Agreement at the Company Stockholders Meeting or any other meeting of stockholders of the Company at which this Agreement shall be submitted for approval and at all adjournments or postponements thereof.

SECTION 6.15. Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

SECTION 6.16. Financing.

(a) Subject to the terms and conditions of this Agreement, Parent shall use its commercially reasonable efforts to obtain the Debt Financing on the terms and conditions (including “market flex” provisions) described in the Debt Financing Commitment, including using its commercially reasonable efforts to (i) comply with its obligations under the Debt Financing Commitment and any definitive agreements related thereto (the “Debt Financing Documents”), (ii) maintain in effect the Debt Financing Commitment, (iii) negotiate and enter into Debt Financing Documents on a timely basis on terms and conditions (including the “market flex” provisions) contained in the Debt Financing Commitment or otherwise not materially less favorable with respect to conditionality to Parent in the aggregate than those contained in the Debt Financing Commitment, (iv) satisfy on a timely basis all conditions contained in the Debt Financing Commitment that are applicable to Parent and within its control, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing and (v) if all conditions to the Debt Financing Commitment have been satisfied, cause the Commitment Parties to consummate the Debt Financing at or prior to the Closing Date (it being understood that it is not a condition to Closing under this Agreement for Parent to obtain the Debt Financing). Parent shall give the Company prompt notice upon having knowledge of any breach by any Commitment Party under the Debt Financing Documents or any termination of any of the Debt Financing Documents. Other than as set forth in this Section 6.16, Parent shall not, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Debt Financing Documents or any other provision of, or remedies under, the Debt Financing Documents (other than in accordance with the “market flex” provisions), in each case to the extent such amendment, modification, supplement or waiver (i) would reasonably be expected to have the effect of (A) adversely affecting the ability of Parent to timely consummate the Merger and other transactions contemplated by this Agreement or (B) delaying the Closing or (ii) contains conditions and other terms that would reasonably be expected to affect the availability of the Debt Financing that are more onerous, taken as a whole, than those conditions and terms contained in the Debt Financing Commitment as of the date hereof; provided that notwithstanding any other provision of this Agreement, Parent shall be entitled from time to time to (x) amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Financing Commitment or substitute other financing for all or any portion of the Debt Financing from the same or alternative financing sources, and (y) amend, restate, replace, supplement or otherwise modify the Debt Financing Commitment for the purpose of adding agents, co-agents, lenders, arrangers, bookrunners or other persons that have not executed the Debt Financing Commitment as of the date hereof, in each case, subject to subclauses (i) and (ii) above. Upon any such amendment, supplement or modification, in accordance with the terms of this Section 6.16(a), the term “Debt Financing Commitment” shall mean for all purposes of this Agreement the Debt Financing Commitment as so amended, supplemented or modified. Parent shall promptly deliver to the Company true and complete copies of any such amendment, supplement or modification (subject, in the case of any fee letter or engagement letter, to customary redactions

(none of which redacted terms would reasonably be expected to adversely affect the principal amount or availability of the Debt Financing)).

(b) In the event that all or any portion of the Debt Financing becomes unavailable, Parent shall use its reasonable best efforts to (i) promptly obtain the Debt Financing or such portion of the Debt Financing from alternative sources in an amount sufficient, when added to any portion of the Debt Financing that is available and cash on hand and other readily available liquidity, to pay in cash all amounts required to be paid by Parent in cash in connection with the Merger and the other transactions contemplated hereby (“Alternative Debt Financing”) and (ii) obtain a new financing commitment letter (the “Alternative Debt Commitment Letter”) and a new definitive agreement with respect thereto that provides for financing (A) on terms not materially less favorable, in the aggregate, to Parent (taking into account the “market flex” provisions of the existing Debt Financing Commitment), (B) containing conditions and other terms that would reasonably be expected to affect the availability thereof that (1) are not more onerous, taken as a whole, than those conditions and terms contained in the Debt Financing Commitment as of the date hereof and (2) would not reasonably be expected to delay the Closing and (C) in an amount that is sufficient, when added to any portion of the Debt Financing that is available and cash on hand and other readily available liquidity, to pay in cash all amounts required to be paid by Parent in cash in connection with the Merger and the other transactions contemplated hereby. In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Debt Financing, and the term “Debt Financing Commitment” as used in this Agreement shall be deemed to include any Alternative Debt Commitment Letter. For the avoidance of doubt, the parties hereto agree that the Company shall cooperate with Parent to obtain any Alternative Debt Financing in the manner set forth in Section 6.16(c).

(c) Prior to the Effective Time, the Company shall use commercially reasonable efforts, and shall cause the Company’s wholly owned Subsidiaries to use commercially reasonable efforts to, provide, and shall use its commercially reasonable efforts to cause any Representative retained by the Company to provide, all cooperation reasonably requested by Parent in connection with any debt financing by Parent, including the Debt Financing, including: (i) participating in meetings (including with prospective Financing Sources), drafting sessions, road shows, due diligence sessions and rating agency presentations; (ii) furnishing Parent and Financing Sources with the financial information required by the Debt Financing Commitment, from the Commitment Parties, audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter ended at least 45 days before the Closing Date (and comparable periods for the prior fiscal year) (which shall have been reviewed by the Company’s independent accountants as provided in SAS 100) and information (financial or otherwise) regarding the Company and the Company Subsidiaries that is reasonably necessary for Parent to prepare pro forma financial statements under and in accordance with Article 11 of Regulation S-X and the relevant SEC rules and regulations applicable thereto for registration statements on Form S-1, as well as business and other financial information of the type required in a registered offering by Regulation S-X and Regulation S-K under the Securities Act (such information, the “Required Financial Information”); provided, however, that the Required Financial Information shall be deemed to have been furnished to Parent and to the Financing Sources to the extent included in the Company’s periodic reports under the Exchange Act as and when filed with the SEC; (iii) assisting Parent and the Financing Sources in the preparation of (A) a customary bank information memorandum (as well as a public-side version thereof) for the Debt Financing and any other debt financing by Parent, (B) materials for rating agency presentations and (C) prospectuses, offering memoranda and private placement memoranda (including any pro forma financial statements included therein); (iv) using its commercially reasonable efforts to cause it current or former independent accountants to provide assistance and cooperation in the Debt Financing (including any offering of debt securities in lieu of the Debt Financing Commitment) or any other debt financing by Parent, including (A) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (B) providing any necessary written consents to use their audit reports relating to the Company and the Company Subsidiaries and to be named as an “Expert” in any document related to any Debt Financing (including any offering of debt securities in lieu of the Debt Financing Commitment) or any other debt financing by Parent and

(C) providing any customary “comfort” letters (including customary “negative assurance” comfort); (v) assisting Parent with the preparation of any definitive agreements related to the Debt Financing Commitment by providing any information related to the Company that is required to be delivered thereunder (including any schedules thereto and, to the extent required by the Debt Financing Documents, any financial projections required to be delivered thereunder); (vi) executing and delivering (or using commercially reasonable efforts to obtain) customary certificates, accountants’ comfort letters (which shall provide “negative assurance” comfort), consents, legal opinions and negative assurance letters in connection with the Debt Financing or any other debt financing by Parent; (vii) using commercially reasonable efforts to pledge collateral and grant guaranties in connection with the Debt Financing or any other debt financing by Parent, including delivery of certificates representing equity interests constituting collateral, intellectual property filings with respect to intellectual property constituting collateral and mortgages with respect to owned real property constituting collateral; (viii) facilitating the receipt of documentation that will evidence the repayment of existing Indebtedness of the Company and the Company Subsidiaries and releases of any Liens securing existing Indebtedness of the Company and the Company Subsidiaries, in each case upon the repayment of such Indebtedness substantially concurrently with the initial funding of the Debt Financing (including providing executed and customary payoff letters in respect of existing Indebtedness for borrowed money, which provide for the termination of all commitments of the lenders thereof, the payment and satisfaction of all obligations of the Company and the Company Subsidiaries in connection therewith (other than customary indemnity and other obligations that survive the repayment of Indebtedness) and the release of all Liens on the Company’s and the Company Subsidiaries’ properties and assets securing the Company’s and the Company Subsidiaries’ obligations in connection therewith); (ix) providing the Financing Sources and any other financing sources in connection with a debt financing by Parent with all customary documentation and other information required by regulatory authorities and as reasonably requested by Parent with respect to the Company and the Company Subsidiaries in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001), provided that such documentation and/or information requests are provided to the Company at least five Business Days prior to any deadline prescribed by the Financing Sources; and (x) consenting to the reasonable use of the Company’s and the Company Subsidiaries’ trademarks, service marks or logos in connection with the Debt Financing or any other debt financing by Parent prior to the Closing Date; provided that the Company and the Company Subsidiaries shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing or any other debt financing by Parent; provided further, that (A) nothing herein shall require any cooperation to the extent it would interfere unreasonably with the business or operations of the Company and the Company Subsidiaries, (B) neither the Company nor any Company Subsidiary shall be required to take any corporate action with respect to any Debt Financing (including with respect to any board approvals) or other debt financing by Parent, and (C) the effectiveness of any documentation executed by the Company or the Company Subsidiaries with respect thereto (solely in the case of the Company and the Company Subsidiaries) shall be subject to the consummation of the Closing (and the Company and the Company Subsidiaries shall not be required to execute any solvency, 10b-5 or other certificates prior to the Closing). Parent acknowledges and agrees that none of the Company or any of the Company Subsidiaries or any of their respective managers, directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) shall incur any liability to any person under or in connection with the Debt Financing or any other debt financing by Parent prior to the Closing. Except in the case of losses arising or resulting from fraud, intentional or willful misrepresentation, gross negligence, willful misconduct or willful concealment, in each case as determined by a final, non-appealable judgment by a court of competent jurisdiction, Parent shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective managers, directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) from and against any and all liabilities, costs and expenses suffered or incurred by them in connection with the arrangement of the Debt Financing, any alternative Debt Financing or any other debt financing by Parent for which cooperation is requested under this Section 6.16 and any information utilized in connection therewith (other than information provided by or on behalf of the Company expressly for use in connection therewith). Parent shall, upon the request of the Company, promptly reimburse the Company for all documented out-of-pocket costs or expenses reasonably incurred by the Company in connection with cooperation provided for in this Section 6.16. For the avoidance of doubt, Parent and Merger Sub expressly acknowledge and agree that their respective obligations to consummate the transactions contemplated by this Agreement are not subject to any condition or contingency with respect to receipt of the Debt Financing or any financing or funding by any third party.

SECTION 6.17. Voting Agreement. The Company shall instruct its transfer agent not to register the transfer of any Subject Shares (as defined in the Voting Agreement) made or attempted to be made in violation of the Voting Agreement.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Listing. The Parent Common Shares issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Antitrust. Any waiting period applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) FCC, State and Local Approvals. The FCC Consents, the PSC Consents and the Local Consents set forth on Section 7.01(d) of the Company Disclosure Letter shall have been obtained, shall not be subject to agency reconsideration or judicial review, and the time for any person to petition for agency reconsideration or judicial review shall have expired.

(e) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger or imposes any Burdensome Condition on the consummation of the Merger and no Action by a Governmental Entity shall be pending that seeks to prevent, restrain, enjoin, make illegal or otherwise prohibit the consummation of the Merger or to impose any Burdensome Condition on the consummation of the Merger.

(f) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no Actions for that purpose shall have been initiated or threatened by the SEC.

SECTION 7.02. Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 3.03) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and the representations and warranties of Parent and Merger Sub contained in Section 3.03 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all material obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 7.03. Conditions to Obligation of Parent. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 4.03) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and the representations and warranties of the Company contained in Section 4.03 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before the End Date. The “End Date” shall mean the date that is fifteen (15) months after the date hereof; provided, however, that if on the date that is fifteen (15) months after the date hereof the conditions to Closing set forth in any or all of Section 7.01(a), 7.01(c), 7.01(d) or 7.01(e) shall not have been satisfied or waived but all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date), then the End Date shall be automatically extended to the date that is eighteen (18) months after the date hereof; and provided further that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Merger to occur on or before the End Date is the result of a breach of this Agreement by such party (including, in the case of Parent, Merger Sub) or the failure of any representation or warranty of such party (including, in the case of Parent, Merger Sub) contained in this Agreement to be true and correct;

(ii) if the condition set forth in Section 7.01(e) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations to use its reasonable best efforts pursuant to Section 6.03;

(iii) if the Company Stockholder Approval is not obtained at the Company Stockholders Meeting duly convened (unless such Company Stockholders Meeting has been adjourned, in which case at the final adjournment thereof);

(c) by the Company, if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements contained in this Agreement, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (ii) is incapable of being cured or, if capable of being cured by the End Date, Parent and Merger Sub (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(c) and the basis for such termination or (y) are not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements contained in this Agreement, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (ii) is incapable of being cured or, if capable of being cured by the End Date, the Company (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(d) and the basis for such termination or (y) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(e) by Parent, in the event that a Company Adverse Recommendation Change shall have occurred; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(e) if the Company Stockholder Approval is obtained at the Company Stockholders Meeting.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become null and void (other than

Section 3.18, Section 4.18, Section 6.06, this Section 8.02, Article IX and the Confidentiality Agreement, all of which shall survive termination of this Agreement) and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except no such termination shall (i) subject to Section 6.06(e), relieve any party from liability for damages to another party resulting from fraud or any willful and material breach by a party of any representation, warranty, covenant or agreement set forth in this Agreement or (ii) release the Commitment Parties from any liability to Parent under the Debt Financing Commitment.

SECTION 8.03. Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, (ii) no amendment shall be made to this Agreement after the Effective Time and (iii) except as provided above, no amendment of this Agreement shall require the approval of the shareholders of Parent or the stockholders of the Company; provided, further, that Sections 8.02, 8.03, 9.08(a), 9.08(c), 9.11 and 9.12 (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions or such sections) may not be amended, modified, superseded, canceled or waived in a manner that is adverse to the Commitment Parties or the Financing Sources without the prior written consent of the Commitment Parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent shall require the approval of the shareholders of Parent unless such approval is required by Law and no extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors, or the duly authorized designee of its Board of Directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of Parent or the stockholders of the Company.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 9.02. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed), emailed

(which is confirmed) or sent by Federal Express, UPS, DHL or similar courier service (providing proof of delivery) to the parties at the following addresses:

if to the Company, to:

Hawaiian Telcom Holdco, Inc.

1177 Bishop Street

Honolulu, Hawaii 96813

Facsimile: (808) 546-8992

Email: john.komeiji@hawaiiantel.com

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, California 90067

Facsimile: (310) 552-7053

Email: jlayne@gibsondunn.com

Attention: Jonathan K. Layne

if to Parent or Merger Sub, to:

Cincinnati Bell Inc.

221 East Fourth Street

Cincinnati, OH 45202

Facsimile: (513) 721-7358

Email: christopher.wilson@cinbell.com

Attention: Christopher J. Wilson, Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Facsimile: (212) 474-3700

Email: RTownsend@cravath.com

KHallam@cravath.com

Attention: Robert I. Townsend, III, Esq.

O. Keith Hallam, III, Esq.

SECTION 9.03. Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Available Cash Election Amount” means the remainder of (i) the product of (A) the Mixed Cash Consideration multiplied by (B) the sum of (1) the total number of shares of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.01(b)) issued and outstanding immediately prior to the Effective Time plus (2) the total number of shares of Company Common Stock subject to Cash-Out RSUs outstanding immediately prior to the Effective Time, minus (ii) the product of (A) the total number of Mixed Election Shares, Non-Election Shares, Mixed Election RSU Shares and Non-Election RSU Shares

multiplied by (B) the Mixed Cash Consideration, minus (iii) the product of (A) the total number of Excluded Shares as of immediately prior to the Effective Time multiplied by (B) the Mixed Cash Consideration.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Cash Election Amount” means the product of (i) the sum of (A) the number of Cash Election Shares plus (B) the number of Cash Election RSU Shares multiplied by (ii) the Cash Consideration.

“Cash Election RSU Share” means each share of Company Common Stock subject to a Cash-Out RSU outstanding immediately prior to the Effective Time with respect to which the Cash Election has been made.

“Cash-Out RSU” means any Company RSU that is not a Rollover RSU.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the Board of Directors of the Company.

“Company Collective Bargaining Agreement” means any collective bargaining or other labor union Contract applicable to any employees of the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company PSU” means any Company RSU that is subject to performance-based vesting or delivery requirements.

“Company RSU” means any restricted stock unit payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

“Company Stock Plan” means the Company 2010 Equity Incentive Plan and the Amended and Restated Performance Compensation Plan.

“Financing Sources” means the Commitment Parties and each other Person that has committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, placement agreement, indenture or other agreement with Parent or Merger Sub or any of their Affiliates in connection with, or that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or a similar representative in respect of, any Debt Financing and, in each case, their respective Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their respective permitted successors and assigns; provided, for the avoidance of doubt, that “Financing Sources” shall exclude Parent and any of its Affiliates.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others, (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (vii) letters of credit, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including: (a) patents

(including all applications, reissues, divisions, continuations, continuations-in-part, re-examinations, substitutions and extensions thereof) and inventions; (b) trademarks, service marks, trade names and service names, business names, brand names, logos, slogans, trade dress, design rights and other similar designations of source or origin, including any and all goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (c) internet domain names and social media identifiers, tags and handles; (d) copyrights and copyrightable subject matter and database rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof; and (e) trade secrets, know-how and other information of a confidential nature.

“IT Assets” means all communications networks, data centers, computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, cable modems, fiber optic systems, all other information technology equipment, and all associated documentation.

The “Knowledge” of (a) the Company means the actual knowledge of the individuals listed on Section 9.03(a) of the Company Disclosure Letter after having made reasonable inquiry of those employees of the Company and the Company Subsidiaries primarily responsible for such matters and (b) Parent or Merger Sub means the actual knowledge of the individuals listed on Section 9.03(a) of Parent Disclosure Letter after having made reasonable inquiry of those employees of Parent and the Parent Subsidiaries primarily responsible for such matters.

“Marketing Period” means the first period of 15 consecutive Business Days after the date hereof throughout which (i) Parent shall have the Required Financial Information and (ii) the conditions set forth in Sections 7.01 and 7.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing); provided, however, that (A) such 15 consecutive Business Day period shall commence no earlier than September 5, 2017, (B) the Marketing Period shall end on any earlier date on which the Debt Financing is consummated and (C) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 15 consecutive Business Day period, (1) KPMG LLP shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Required Financial Information, or (2) any of the financial statements included in the Required Financial Information shall have been restated or the Company Board shall have determined that a restatement of any such financial statements included in the Required Financial Information is required, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed or the Company Board has determined that no restatement shall be required.

“Material Adverse Effect” with respect to any Person means any state of facts, change, effect, condition, development, event or occurrence that, individually or in the aggregate (i) materially and adversely affects the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any such state of facts, change, effect, condition, development, event or occurrence to the extent arising out of or in connection with (A) any change generally affecting the economic, financial, regulatory or political conditions in the United States or elsewhere in the world, (B) the outbreak or escalation of hostilities or any acts of war, sabotage or terrorism, or any earthquake, hurricane, tornado, tsunami or other natural disaster, (C) any change that is generally applicable to the industries or markets in which such Person and its Subsidiaries operate, (D) any change in applicable Laws or applicable accounting regulations or principles or authoritative interpretations thereof, (E) any failure, in and of itself, to meet projections, forecasts, estimates or predictions in respect of revenues, EBITDA, free cash flow, earnings or other financial or operating metrics for any period (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure shall be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such underlying facts or occurrences are excluded from being taken into account by clauses (A) through (G) of this definition)), (F) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees of such Person and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this

Agreement, or (G) any action taken by such Person or its Subsidiaries that is expressly required by this Agreement to be taken by such Person or its Subsidiaries, or that, in the case of the Company and its Subsidiaries, is taken or not taken with the prior express written consent or at the express written direction of Parent or that, in the case of Parent and its Subsidiaries, is taken or not taken with the prior express written consent or at the express written direction of the Company; provided, that any state of facts, change, effect, condition, development, event or occurrence referred to in clause (A) or clause (D) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which such Person and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (ii) impairs in any material respect the ability of such Person to consummate the transactions contemplated by this Agreement or (iii) prevents or materially impedes, interferes with, hinders or delays the consummation of the Merger or the other transactions contemplated hereby.

“Mixed Election RSU Share” means each share of Company Common Stock subject to a Cash-Out RSU outstanding immediately prior to the Effective Time with respect to which the Mixed Election has been made.

“Non-Election RSU Share” means each share of Company Common Stock subject to a Cash-Out RSU outstanding immediately prior to the Effective Time with respect to which there has been a Non-Election.

“Parent Board” means the Board of Directors of the Parent.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent PSU” means any Parent RSU that is subject to performance-based vesting or delivery requirements.

“Parent RSU” means any restricted stock unit payable in Parent Common Shares or whose value is determined with reference to the value of Parent Common Shares, whether granted under a Parent Stock Plan or otherwise.

“Parent SAR” means any stock appreciation rights relating the Parent Common Shares, whether granted under a Parent Stock Plan or otherwise.

“Parent Stock Option” means any option to purchase Parent Common Shares, whether granted under a Parent Stock Plan or otherwise.

“Parent Stock Plans” means the Parent 2017 Long-Term Incentive Plan, the Parent 2017 Stock Plan for Non-Employee Directors, Parent 2007 Long Term Incentive Plan, the Parent 2007 Stock Option Plan for Non-Employee Directors and the Parent 1997 Stock Option Plan for Non-Employee Directors, each as may be amended from time to time.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Permitted Liens” means (i) statutory Liens for Taxes not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, warehousemen’s, landlords’ and other similar statutory Liens securing obligations that are not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings and incurred in the ordinary course of business; (iii) zoning, entitlement, building and other land use regulations imposed by

Governmental Entities; (iv) covenants, conditions, restrictions, easements, rights-of-way, encroachments and other similar matters of public record affecting title to any Parent Real Property or Company Real Property that does not materially impair the occupancy or use of such Parent Real Property or Company Real Property for the purposes for which it is currently used; (v) Liens that, individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable Parent Real Property or Company Real Property and (B) do not materially and adversely impact the current or contemplated use, utility or value of any such property or otherwise materially and adversely impair the present or contemplated business operations thereon; (vi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vii) purchase money Liens and Liens securing rental payments under capital lease arrangements; (viii) the terms and conditions of Real Property Leases to third party tenants disclosed in Section 3.15 of the Parent Disclosure Letter or Section 4.15 of the Company Disclosure Letter; (ix) the terms and conditions of Real Property Leases to which the Company or any Subsidiary is a tenant or occupant disclosed in Section 3.15 of the Parent Disclosure Letter or Section 4.15 of the Company Disclosure Letter; (x) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice, (xi) non-exclusive licenses granted to third parties in the ordinary course of business and (xii) Liens set forth on Section 9.03(b) of the Parent Disclosure Letter or Section 9.03(b) of the Company Disclosure Letter.

“Rollover RSU” means any Company RSU granted on or after January 1, 2017 that does not provide for automatic vesting upon the consummation of the transactions contemplated by this Agreement.

“RSU Exchange Ratio” means the sum of (i) the Mixed Share Consideration plus (ii) the quotient of (A) the Mixed Cash Consideration over (B) the closing price of one Parent Common Share on the last trading date preceding the Closing Date as reported on the NYSE.

“Share Election RSU Share” means each share of Company Common Stock subject to a Cash-Out RSU outstanding immediately prior to the Effective Time with respect to which the Share Election has been made.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind in the nature of a tax imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent” and words of similar import refer to documents (A) posted to the online dataroom by or on behalf of the Company by 10:00 a.m. (New York City time) on July 8, 2017 or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives by 10:00 a.m. (New York City time) on July 8, 2017. The words “made available to the Company” and words of similar import refer to documents (A) posted to the online dataroom by or on behalf of Parent by 10:00 a.m. (New York City time) on July 8, 2017 or (B) delivered in person or electronically to Company or its Representatives by 10:00 a.m. (New York City time) on July 8, 2017. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.

SECTION 9.05. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Letter and the Parent Disclosure Letter, together with the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (i) if the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration in accordance with Article II; (ii) if the Effective Time occurs, the right of the holders of Cash-Out RSUs to receive such amounts as provided for in Section 6.04; (iii) if the Effective Time occurs, the rights of the Indemnified Persons set forth in Section 6.05 of this Agreement; (iv) the rights of the Company Related Parties set forth in Section 6.06); (v) if the Effective Time occurs, the rights of the Company’s stockholders to enforce Section 6.07 of the Agreement; and (vi) the rights of the managers, directors, officers, employees, representatives and advisors of the Company and its Subsidiaries set forth in the third to last sentence of Section 6.16, which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to respectively in clauses (i) through (vi) above. Notwithstanding the foregoing, the Commitment Parties and the Financing Sources are express third party beneficiaries of this Section 9.07 and Sections 8.02, 8.03, 9.08(a), 9.08(c), 9.11 and 9.12 (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions or such sections) and shall be entitled to enforce such provisions directly.

SECTION 9.08. Governing Law. (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of

Laws principles (except that the matters relating to the fiduciary duties of the Parent Board shall be subject to the internal Laws of the State of Ohio); provided that notwithstanding the foregoing, all matters relating to the Debt Financing shall be exclusively governed and construed in accordance with the Laws of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York and each of the parties hereto agrees that the waiver of jury trial set forth in Section 9.11 shall be applicable to any such matter.

(b) All Actions arising out of or relating to this Agreement, the Merger or the other transactions contemplated hereby shall be heard and determined in the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the Action is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof (such courts, the “Selected Courts”). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Selected Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action brought in the Selected Courts, (iii) agree to not contest the jurisdiction of the Selected Courts in any such Action, by motion or otherwise and (iv) agree to not bring any Action arising out of or relating to this Agreement, the Merger or the other transactions contemplated hereby in any court other than the Selected Courts, except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 9.08(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by Federal Express, UPS, DHL or similar courier service to the address set forth in Section 9.02 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c) Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring, or permit any of its Affiliates to bring, any suit, action or other proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Commitment Party or any Financing Source arising out of or relating to (x) the Debt Financing or (y) this Agreement or any of the transactions contemplated by this Agreement in any forum other than a court of competent jurisdiction located within Borough of Manhattan in the City of New York, New York, whether a state or federal court, and each of the parties hereto agrees that the waiver of jury trial set forth in Section 9.11 shall be applicable to any such suit, action or other proceeding.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that Parent may assign, in its sole discretion, all of the rights, interests and obligations of Parent under this Agreement to (i) any wholly owned Subsidiary of Parent or (ii) pursuant to a collateral assignment of all of its rights hereunder to any of its financing sources, but, in each case, no such assignment shall relieve Parent of its obligations under this Agreement. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.09 shall be null and void.

SECTION 9.10. Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement, the Merger and the other transactions contemplated hereby. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.08(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Merger and the other transactions contemplated hereby and without that right neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid or contrary to Law, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.10 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 9.11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12. No Recourse to Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company (i) agrees on its behalf and on behalf of its Affiliates that none of the Commitment Parties nor the Financing Sources shall have any liability or obligation to the Company and their respective Affiliates relating to this Agreement or any of the transactions contemplated by this Agreement (including the Debt Financing), (ii) waives any rights or claims against any Commitment Party or any Financing Source in connection with this Agreement (including any of the transactions contemplated hereby) and the Debt Financing, whether at law or equity, in contract, in tort or otherwise and (iii) agrees not to, and shall not, (A) seek to enforce this Agreement against, make any claims for breach of this Agreement, or seek to recover monetary damages (including, for the avoidance of doubt, any special, consequential, punitive, indirect, speculative or exemplary damages or damages of a tortious nature) from, any Commitment Party or any Financing Source or (B) seek to enforce the commitment in respect of any Debt Financing against, make any claims for breach of commitments in respect of any Debt Financing against, or seek to recover monetary damages (including, for the avoidance of doubt, any special, consequential, punitive, indirect, speculative or exemplary damages or damages of a tortious nature) from, or otherwise sue, any Commitment Party or any Financing Source for any reason in connection with commitments in respect of any Debt Financing or the obligations of the Commitment Parties and the Financing Sources thereunder, this Agreement, or any of the transactions contemplated by this Agreement or Debt Financing.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

HAWAIIAN TELCOM HOLDCO, INC.,

by

/s/ Scott K. Barber
Name:	Scott K. Barber
Title:	President and Chief Executive Officer

CINCINNATI BELL INC.,

by

/s/ Leigh R. Fox
Name:	Leigh R. Fox
Title:	President and Chief Executive Officer

TWIN ACQUISITION CORP.

by

/s/ Leigh R. Fox
Name:	Leigh R. Fox
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

Annex A

to

Merger Agreement

Index of Defined Terms

$	Section 9.04
6 3/4% Preferred Shares	Section 3.03(a)
Acquisition Agreement	Section 5.03(b)
Action	Section 3.11
Adjusted RSU	Section 6.04(a)(ii)
Affiliate	Section 9.03
Agreement	Preamble
Alternative Debt Commitment Letter	Section 6.16(b)
Alternative Debt Financing	Section 6.16(b)
Announcement	Section 6.11
Antitrust Laws	Section 6.03(d)
Available Cash Election Amount	Section 9.03
Bankruptcy and Equity Exception	Section 3.04(a)
Burdensome Condition	Section 6.03(f)
Business Day	Section 9.03
Capitalization Date	Section 3.03(a)
Cash Consideration	Section 2.01(c)(iii)
Cash Election	Section 2.01(c)(iii)
Cash Election Amount	Section 9.03
Cash Election RSU Share	Section 9.03
Cash Election Shares	Section 2.01(c)(iii)
Cash Fraction	Section 2.05(a)(i)
Cash-Out RSU	Section 9.03
Certificate	Section 2.01(d)
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Commitment Parties	Section 3.21
Communications Act	Section 3.20(c)
Company	Preamble
Company Adverse Recommendation Change	Section 5.03(b)
Company Benefit Plans	Section 4.10(a)
Company Board	Section 9.03
Company Bylaws	Section 4.01
Company Capital Stock	Section 4.03(a)
Company Charter	Section 4.01
Company Collective Bargaining Agreement	Section 9.03
Company Common Stock	Section 2.01
Company Commonly Controlled Entity	Section 4.10(a)
Company Disclosure Letter	Article IV
Company FCC Consents	Section 4.05(b)
Company Financial Advisor	Section 4.18
Company Leased Real Property	Section 4.15(b)
Company Licenses	Section 4.20(a)
Company Local Consents	Section 4.05(b)
Company Material Adverse Effect	Section 9.03

Company Multiemployer Pension Plan	Section 4.10(c)
Company Notice of Recommendation Change	Section 5.03(b)
Company Owned Real Property	Section 4.15(a)
Company Participant	Section 4.10(a)
Company Pension Plans	Section 4.10(a)
Company Permits	Section 4.01
Company Preferred Stock	Section 4.03(a)
Company PSC Consents	Section 4.05(b)
Company PSU	Section 9.03
Company Regulatory Agreement	Section 4.20(d)
Company Related Parties	Section 6.06(d)
Company RSU	Section 9.03
Company SEC Documents	Section 4.06(a)
Company Stock Plan	Section 9.03
Company Stockholder Approval	Section 4.04(a)
Company Stockholders Meeting	Section 4.04(a)
Company Subsidiaries	Section 4.01
Company Takeover Proposal	Section 5.03(e)
Company Termination Fee	Section 6.06(b)
Company Voting Debt	Section 4.03(b)
Confidentiality Agreement	Section 6.02
Consent	Section 3.05(b)
Continuing Employees	Section 6.13(a)
Contract	Section 3.05(a)
Debt Financing	Section 3.21
Debt Financing Commitment	Section 3.21
Debt Financing Documents	Section 6.16(a)
DGCL	Section 1.01
Dissenting Stockholders	Section 2.01(c)
dollars	Section 9.04
Effective Time	Section 1.03
Election Deadline	Section 2.04(d)
Election Form	Section 2.04(b)
End Date	Section 8.01(b)(i)
Enforcement Proceeding	Section 3.20(c)
Environmental Claim	Section 3.13(b)(i)
Environmental Laws	Section 3.13(b)(ii)
ERISA	Section 3.10(a)
Exchange Act	Section 3.05(b)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Excluded Share	Section 2.01(c)
Excluded Shares	Section 2.01(c)
FCC	Section 3.05(b)
FCC Applications	Section 6.03(c)
FCC Consents	Section 4.05(b)
FCC Rules	Section 3.20(c)
Filed Company Contract	Section 4.14(a)

2

Filed Company SEC Documents	Article IV
Filed Parent Contract	Section 3.14(a)
Filed Parent SEC Documents	Article III
Financing Sources	Section 9.03
Form S-4	Section 3.05(b)
GAAP	Section 3.06(b)
Governmental Entity	Section 3.05(b)
Hazardous Materials	Section 3.13(b)(iii)
HSR Act	Section 3.05(b)
Indebtedness	Section 9.03
Indemnified Person	Section 6.05(a)
Intellectual Property	Section 9.03
IRS	Section 3.10(b)
IT Assets	Section 9.03
Judgment	Section 3.05(a)
Knowledge	Section 9.03
Law	Section 3.05(a)
Legal Restraints	Section 7.01(e)
Letter of Transmittal	Section 2.02(b)
Liens	Section 3.02(a)
Local Consents	Section 4.05(b)
Localities	Section 3.05(b)
Mailing Date	Section 2.04(b)
Marketing Period	Section 9.03
Material Adverse Effect	Section 9.03
Maximum Amount	Section 6.05(c)
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Mixed Cash Consideration	Section 2.01(c)(ii)
Mixed Consideration	Section 2.01(c)(ii)
Mixed Election	Section 2.01(c)(ii)
Mixed Election RSU Share	Section 9.03
Mixed Election Shares	Section 2.01(c)(ii)
Mixed Share Consideration	Section 2.01(c)(ii)
New Plan	Section 6.13(c)
Non-Election	Section 2.01(c)(iv)
Non-Election RSU Share	Section 9.03
Non-Election Shares	Section 2.01(c)(iv)
NYSE	Section 2.02(f)
OGCL	Section 3.03(b)
Parent	Preamble
Parent Articles	Section 3.01
Parent Benefit Plans	Section 3.10(a)
Parent Board	Section 9.03
Parent Capital Stock	Section 3.03(a)
Parent Collective Bargaining Agreements	Section 3.17(a)
Parent Common Shares	Section 2.01(d)

3

Parent Commonly Controlled Entity	Section 3.10(a)
Parent Deferred Compensation Plan for Outside Directors	Section 3.03(a)
Parent Disclosure Letter	Article III
Parent FCC Consents	Section 3.05(b)
Parent Financial Advisors	Section 3.18
Parent Leased Real Property	Section 3.15(b)
Parent Licenses	Section 3.20(a)
Parent Local Consents	Section 3.05(b)
Parent Material Adverse Effect	Section 9.03
Parent Multiemployer Pension Plan	Section 3.10(c)
Parent Non-Voting Preferred Shares	Section 3.03(a)
Parent Owned Real Property	Section 3.15(a)
Parent Participant	Section 3.10(a)
Parent Pension Plans	Section 3.10(a)
Parent Permits	Section 3.01
Parent PSC Consents	Section 3.05(b)
Parent PSU	Section 9.03
Parent Regulations	Section 3.01
Parent Regulatory Agreement	Section 3.20(d)
Parent RSU	Section 9.03
Parent SAR	Section 9.03
Parent SEC Documents	Section 3.06(a)
Parent Stock Option	Section 9.03
Parent Stock Plans	Section 9.03
Parent Stock-Based Awards	Section 3.03(a)
Parent Subsidiaries	Section 3.01
Parent Voting Debt	Section 3.03(b)
Parent Voting Preferred Shares	Section 3.03(a)
Permits	Section 3.01
Permitted Liens	Section 9.03
Person	Section 9.03
Proxy Statement	Section 6.01(a)
PSC Applications	Section 6.03(c)
PSC Consents	Section 4.05(b)
Real Property Leases	Section 3.15(a)
Release	Section 3.13(b)(iv)
Representatives	Section 5.03(a)
Required Financial Information	Section 6.16(c)
Rollover RSU	Section 9.03
RSU Exchange Ratio	Section 9.03
SEC	Section 3.05(b)
Secretary of State	Section 1.03
Securities Act	Section 3.05(b)
Selected Courts	Section 9.08(b)
Share Consideration	Section 2.01(c)(i)
Share Election	Section 2.01(c)(i)
Share Election RSU Share	Section 9.03
Share Election Shares	Section 2.01(c)(i)
SOX	Section 3.06(b)

4

State Regulators	Section 3.05(b)
Subsidiary	Section 9.03
Superior Company Proposal	Section 5.03(e)
Surviving Corporation	Section 1.01
Surviving Corporation Bylaws	Section 1.05
Tax Return	Section 9.03
Taxes	Section 9.03
Unlicensed Activity	Section 3.20(c)
Unlicensed Subsidiary	Section 3.20(c)
USAC	Section 3.20(c)
Voting Agreement	Recitals

5

Exhibit A

to

Merger Agreement

Governance Matters

Parent shall take all necessary action to cause, effective at the Effective Time, the Parent Board to be comprised of nine directors from Parent and two directors from the Company. The Company shall name its directors, subject to approval by the Parent Board (not to be unreasonably withheld, conditioned or delayed).

ANNEX B

VOTING AGREEMENT dated as of July 9, 2017 (this “Agreement”), among CINCINNATI BELL INC., an Ohio corporation (“Parent”), and each of THE PARTIES LISTED ON THE SIGNATURE PAGES HERETO (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS Parent, Twin Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Hawaiian Telcom Holdco, Inc., a Delaware corporation (the “Company”), have contemporaneously with the execution of this Agreement entered into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement);

WHEREAS each Stockholder is, as of the date of this Agreement, the record or beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A; and

WHEREAS as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have requested that the Stockholders enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, each party hereto agrees as follows:

SECTION 1. Representations and Warranties of Each Stockholder. Each Stockholder severally hereby represents and warrants to Parent as follows:

(a) Organization; Authority; Execution and Delivery; Enforceability. If such Stockholder is not a natural person, (i) such Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated by this Agreement and the compliance by such Stockholder with the provisions of this Agreement have been duly authorized by all necessary action on the part of such Stockholder and its governing body, members, stockholders and trustees, as applicable, and (iii) no other proceedings on the part of such Stockholder (or such Stockholder’s governing body, members, stockholders or trustees, as applicable) are necessary to authorize this Agreement, to consummate the transactions contemplated by this Agreement or to comply with the provisions of this Agreement. Such Stockholder has all requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement (and each person (used herein as defined in the Merger Agreement) executing this Agreement on behalf of such Stockholder that is not a natural person has full power, authority and capacity to execute and deliver this Agreement on behalf of such Stockholder and to thereby bind such Stockholder), to consummate the transactions contemplated by this Agreement and to comply with the provisions of this Agreement. This Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity. If such Stockholder is a natural person, such Stockholder is married and the Subject Shares of such Stockholder constitute community property or if spousal or other approval is required for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder’s spouse, enforceable against such spouse in accordance with its terms.

(b) No Conflicts; Consents. The execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance by such Stockholder with the terms of this Agreement will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in termination, cancelation or acceleration of any material obligation or to a loss of a material benefit under, or result in the creation of any Lien in or upon any of Subject Shares under, (i) if such Stockholder is not a natural person, any provision of any certificate of incorporation, bylaws or trust (or similar organizational documents) of such Stockholder, (ii) any Contract to or by which such Stockholder is a party or to or by which such Stockholder’s properties or assets (including such Stockholder’s Subject Shares) are bound or subject or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law or Judgment, in each case, applicable to such Stockholder or to such Stockholder’s properties or assets (including such Stockholder’s Subject Shares) other than, in the case of clauses (ii) and (iii) of this paragraph, any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, rights, losses, or Liens that individually or in the aggregate would not reasonably be expected to (x) impair in any material respect the ability of such Stockholder to perform its obligations under this Agreement or (y) prevent or materially impede or delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to any Governmental Entity (“Consent”) is required to be made by such Stockholder in connection with the execution and delivery of this Agreement by such Stockholder or the consummation by such Stockholder of the transactions contemplated by this Agreement, except for (1) filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby (including, without limitation, any filing required under Section 13 or Section 16 under the Exchange Act), (2) filings or Consents contemplated by the Merger Agreement, (3) those Consents which have already been obtained or made and (4) any Consents that, if not obtained, made or given, individually or in the aggregate, would not reasonably be expected to (x) impair in any material respect the ability of such Stockholder to perform its obligations under this Agreement or (y) prevent or materially impede or delay the consummation of any of the transactions contemplated by this Agreement.

(c) Ownership. Such Stockholder is the beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedules A and B, and such shares constitute all of the shares of Company Capital Stock held of record, beneficially owned or for which voting power or disposition power is held by such Stockholder as of the date of this Agreement. Such Stockholder has good and marketable title, free and clear of any Liens (other than any Liens applicable to shares of Company Common Stock that may exist pursuant to securities laws, under the Stockholder’s organizational documents or customary Liens pursuant to the terms of any custody or similar agreement applicable to shares of Company Common Stock held in brokerage accounts), to those shares of Company Common Stock of which such Stockholder is the record owner. Such Stockholder does not own, of record or beneficially, (i) any shares of capital stock of the Company other than the shares of Company Common Stock set forth opposite such Stockholder’s name on Schedules A and B or (ii) any option, warrant, call or other right to acquire or receive capital stock or other equity or voting interests in the Company. Such Stockholder has the right to vote and Transfer such Stockholder’s shares of Company Common Stock, and, subject to applicable securities laws and the terms of this Agreement, none of such Stockholder’s shares of Company Common Stock are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or the Transfer of such Stockholder’s shares of Company Common Stock that would reasonably be expected to (x) impair in any material respect the ability of such Stockholder to perform its obligations under this Agreement or (y) prevent or materially impede or delay the consummation of any of the transactions contemplated by this Agreement.

(d) Information. None of the information relating to such Stockholder provided by or on behalf of such Stockholder in writing for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of material fact or omit to state any material fact required to be stated

therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as follows:

(a) Organization; Authority; Execution and Delivery; Enforceability. Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept). The execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated by this Agreement and the compliance by Parent with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and its governing body or stockholders, as applicable, and no other corporate proceedings on the part of Parent (or its governing body or stockholders, as applicable) are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the transactions contemplated by this Agreement. Parent has all requisite corporate power and authority to execute and deliver this Agreement (and each person (used herein as defined in the Merger Agreement) executing this Agreement on behalf of Parent has full power, authority and capacity to execute and deliver this Agreement on behalf of Parent and to thereby bind Parent), to consummate the transactions contemplated by this Agreement and to comply with the provisions of this Agreement. This Agreement has been duly executed and delivered by Parent and, assuming due authorization (in the case of each Stockholder that is not a natural person), execution and delivery by each Stockholder, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity.

(b) No Conflicts; Consents. The execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and compliance by Parent with the terms of this Agreement will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in termination, cancelation or acceleration of any material obligation or to a loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of (i) the certificate of incorporation or bylaws of Parent, (ii) any Contract or Permit to which or by which Parent is a party or bound or to or by which any of the properties or assets of Parent is subject or bound or otherwise under which Parent has rights or benefits or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law or Judgment, in each case, applicable to Parent or its properties or assets other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, Liens, rights or entitlements that individually or in the aggregate could not reasonably be expected to (x) impair in any material respect the ability of Parent to perform its obligations under this Agreement or (y) prevent or materially impede or delay the consummation of any of the transactions contemplated by this Agreement. No Consent is required by or with respect to Parent in connection with the execution and delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, other than as contemplated by the Merger Agreement.

SECTION 3. Covenants of Each Stockholder. Each Stockholder severally covenants and agrees, during the term of this Agreement, as follows:

(a) At any meeting of the stockholders of the Company called to vote upon the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or at any postponement or adjournment thereof, or in any other circumstances upon which a vote, consent, adoption or other approval with respect to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement is sought, such Stockholder shall (i) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted) all of such Stockholder’s Subject Shares in favor of, and shall consent to (or cause to be consented to), the adoption of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Merger Agreement; provided, that in each case, the Merger Agreement shall not have been amended or modified without such Stockholder’s consent (1) to decrease the Merger Consideration, (2) to change the form of Merger Consideration or (3) otherwise in a manner adverse to such Stockholder. Such Stockholder shall be free to vote (or cause to be voted) all of its remaining shares of Company Common Stock in excess of the Subject Shares as it determines in its sole discretion.

(b) At any meeting of the stockholders of the Company or at any postponement or adjournment thereof or in any other circumstances upon which a vote, consent, adoption or other approval is sought, such Stockholder shall vote (or cause to be voted) all of such Stockholder’s Subject Shares against, and shall not (and shall not commit or agree to) consent to (or cause to be consented to), any of the following: (i) any Company Takeover Proposal or any Acquisition Agreement constituting or relating to any Company Takeover Proposal or (ii) any amendment of the Company Charter or the Company Bylaws (other than pursuant to and as permitted by the Merger Agreement) or any other proposal, action, agreement or transaction which, in the case of this clause (ii), would (A) result in a breach of any covenant, agreement, obligation, representation or warranty of the Company contained in the Merger Agreement or of the Stockholders contained in this Agreement, (B) prevent, impede, interfere or be inconsistent with, delay, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement or by this Agreement, or (C) change in any manner the voting rights of the Company Common Stock (the matters described in clauses (i) and (ii), collectively, the “Vote-Down Matters”); provided, that in each case, the Merger Agreement shall not have been amended or modified without such Stockholder’s consent (1) to decrease the Merger Consideration, (2) to change the form of Merger Consideration or (3) otherwise in a manner adverse to such Stockholder.

(c) With respect to the Stockholders, “Subject Shares” shall mean, as of any date of determination, a number of shares of Company Common Stock in the aggregate equal to the lesser of (i) 25% of the total number of outstanding shares of Company Common Stock as of such date and (ii) the number of shares of Company Common Stock held by the Stockholders as of such date.

(d) Such Stockholder shall not, directly or indirectly, (i) sell, transfer, pledge, exchange, assign, tender or otherwise dispose of (including by gift, merger or otherwise by operation of law) (collectively, “Transfer”), any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of the Company, or enter into any Contract, option, call or other arrangement with respect to the Transfer (including any profit-sharing or other derivative arrangement) of any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of the Company, to any person other than pursuant to this Agreement or the Merger Agreement, unless prior to any such Transfer the transferee of such Stockholder’s Subject Shares is a party to this Agreement, enters into a stockholder agreement with Parent on terms substantially identical to the terms of this Agreement or agrees to become a party to this Agreement pursuant to a customary joinder agreement reasonably satisfactory to Parent, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any Subject Shares or rights to acquire any securities or equity interests of the Company, other than this Agreement or (iii) commit or agree to the foregoing in clauses (i) and (ii). At the request of Parent, each certificate or other instrument representing any Subject Shares shall bear a legend that such Subject Shares are subject to the provisions of this Agreement, including this Section 3(d). Notwithstanding the foregoing, such Stockholder will be permitted to engage in hedging transactions so long as such Stockholder retains sole voting power with respect to the Subject Shares.

(e) (i) Such Stockholder shall not commit or agree to take any action inconsistent with the transactions contemplated by, or the terms of, this Agreement. Such Stockholder hereby consents to and approves the actions taken by the Board of Directors of the Company in approving and declaring advisable the Merger. Such Stockholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Stockholder may have with respect to the Subject Shares and agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Sub, the Company or any of their respective successors (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) alleging a breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement.

(ii) Such Stockholder shall not, directly or indirectly, issue any press release or make any other public statement with respect to the Merger Agreement, this Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or by this Agreement without the prior written consent of Parent, except as may be required by applicable Law or court process provided, that the foregoing shall not apply to any disclosure required to be made by such Stockholder to the SEC or other Governmental Entity, including any amendment of any Schedule 13D, so long as such disclosure is consistent with the terms of this Agreement and the Merger Agreement and the public statements made by the Company and Parent pursuant to the terms of the Merger Agreement.

(f) Such Stockholder hereby agrees that, in the event (i) of any stock or extraordinary dividend or other distribution, stock split, reverse stock split, recapitalization, reclassification, reorganization, combination or other like change, of or affecting the Company Common Stock or (ii) that such Stockholder purchases or otherwise acquires beneficial ownership of or an interest in, or acquires the right to vote or share in the voting of, any shares of capital stock of the Company, in each case after the execution of this Agreement (including by conversion, exercise, operation of law or otherwise) (collectively, the “New Shares”), such Stockholder shall deliver promptly (and in any event within 48 hours of such acquisition by such Stockholder) to Parent written notice of its acquisition or receipt of New Shares which notice shall state the number of New Shares so acquired or received. Such Stockholder agrees that any New Shares acquired or received by such Stockholder pursuant to clause (i) or (ii) of this paragraph shall, subject to Section 3(c), be deemed to be Subject Shares.

(g) Disclosure. Such Stockholder hereby authorizes the Company and Parent to publish and disclose in any press release or public announcement or in any disclosure required by the SEC and in the Form S-4 and Proxy Statement such Stockholder’s identity and ownership of such Stockholder’s Subject Shares and the nature of such Stockholder’s obligations under this Agreement.

SECTION 4. Grant of Irrevocable Proxy; Appointment of Proxy. (a) Each Stockholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, such Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Stockholder, to vote all of such Stockholder’s Subject Shares at any meeting of stockholders of the Company or any adjournment or postponement thereof, or grant a consent or approval in respect of such Stockholder’s Subject Shares, in a manner consistent with the provisions of Section 3(a)-(b); provided, that with respect to any Subject Shares that are Transferred pursuant to Section 3(d), the proxy granted in this Section 4 shall terminate upon the consummation of such permitted Transfer. The proxy granted in this Section 4 shall expire upon the termination of this Agreement.

(b) Each Stockholder represents that any proxies heretofore given in respect of such Stockholder’s Subject Shares are not irrevocable, and that all such proxies are hereby revoked.

(c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Each such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL.

SECTION 5. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectuating the matters covered by this Agreement, including the grant of the proxies set forth in Section 4 of this Agreement.

SECTION 6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that Parent may in its sole discretion assign all of its rights, interests or obligations under this Agreement to any direct or indirect wholly owned Subsidiary, but no such assignment shall relieve Parent of any of its obligations under this Agreement. Subject to the preceding sentences of this Section 6, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns. Any purported assignment in violation of this Section 6 shall be void.

SECTION 7. Termination. This Agreement shall terminate upon the earlier of (i) the conclusion of the Company Stockholders Meeting at which the vote contemplated in Section 3(a) of this Agreement has occurred and the Subject Shares have been voted as specified therein, (ii) the date of any amendment, waiver or modification of Merger Agreement without the Stockholder’s prior written consent that has the effect of (1) decreasing the Merger Consideration, (2) changing the form of Merger Consideration, in each case, payable to the stockholders of the Company pursuant to the Merger Agreement in effect on the date of this Agreement or (3) otherwise affecting such Stockholder in an adverse manner and (iii) the termination of the Merger Agreement in accordance with its terms; provided, that Section 8 of this Agreement shall survive and instead shall expire upon the expiration of all rights of Parent thereunder.

SECTION 8. General Provisions. (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership (whether beneficial ownership or otherwise) of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the applicable Stockholder, and Parent shall have no authority to direct any Stockholder in the voting or disposition of any of the Subject Shares, except as otherwise provided herein.

(c) Capacity as Stockholder. Each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of the Company, and not in such Stockholder’s capacity as a director (including “director by deputization”), officer or employee of the Company, if applicable. Nothing herein shall be construed to limit or affect any actions or inactions by such Stockholder or any representative of Stockholder, as applicable, serving as a director of the Company or any Subsidiary of the Company, acting in such person’s capacity as a director of the Company or any Subsidiary of the Company.

(d) Notices. All notices, requests or other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed), emailed (which is confirmed) or sent by Federal Express, UPS, DHL or similar courier service (providing proof of delivery), to Parent in accordance with Section 9.02 of the Merger Agreement and to the Stockholders at their respective addresses set forth on Schedule A (or at such other address for a party as shall be specified by notice given in accordance with this Section 8(d)). All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(e) Interpretation. When a reference is made in this Agreement to a Section or a Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

(f) Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

(g) Entire Agreement; No Third-Party Beneficiaries. This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) is not intended to confer upon any person other than the parties hereto and their respective successors and assigns any rights (legal, equitable or otherwise, except the rights conferred upon those persons specified as proxies in Section 4) or remedies, whether as third party beneficiaries or otherwise.

(h) Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

(i) Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

(j) Consent to Jurisdiction; Service of Process; Venue. All Actions arising out of or relating to this Agreement or any other transaction contemplated hereby shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) (such courts, the “Delaware Courts”). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Delaware Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action brought in the

Delaware Courts, (iii) agree to not contest the jurisdiction of the Delaware Courts in any such Action, by motion or otherwise and (iv) agree to not bring any Action arising out of or relating to this Agreement or any transaction contemplated hereby in any court other than the Delaware Courts, except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 8(j) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by Federal Express, UPS, DHL or similar courier service to the address set forth in Section 8(d) of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(k) Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the transactions contemplated hereby. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8(j) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of this Agreement and the transactions contemplated hereby and without that right neither Parent nor the Stockholders would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8(k) shall not be required to provide any bond or other security in connection with any such order or injunction.

(l) WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8(L).

(m) Expenses. All fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the party incurring such fees, costs and expenses.

[Signature page follows]

IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

CINCINNATI BELL INC.

by

/s/ Leigh R. Fox
Name:	Leigh R. Fox
Title:	President and Chief Executive Officer

STOCKHOLDERS:

TWIN HAVEN SPECIAL OPPORTUNITIES FUND III, L.P.,

by Twin Haven Special Opportunities Partners III, L.L.C., its general partner

By:	/s/ Robert Webster
	Name:	Robert Webster
	Title:	Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES PARTNERS III, L.L.C.

By:	/s/ Robert Webster
	Name:	Robert Webster
	Title:	Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES FUND IV, L.P.

by Twin Haven Special Opportunities Partners IV, L.L.C., its general partner

By:	/s/ Robert Webster
	Name:	Robert Webster
	Title:	Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES PARTNERS IV, L.L.C.

By:	/s/ Robert Webster
	Name:	Robert Webster
	Title:	Managing Member

TWIN HAVEN CAPITAL PARTNERS, L.L.C.

By:	/s/ Robert Webster
	Name:	Robert Webster
	Title:	Managing Member

/s/ Robert Webster
Robert Webster

/s/ Paul Mellinger
Paul Mellinger

Schedule A

Company Common Stock

Name and Address of Stockholder	Number of Subject Shares Owned Beneficially
Twin Haven Special Opportunities Fund III, L.P.	1,457,000

c/o Twin Haven Capital Partners, L.L.C. 33 Riverside Avenue, 3rd Floor Westport, Connecticut 06880 Telephone: (203) 293-1813

Twin Haven Special Opportunities Fund IV, L.P.	1,153,000

c/o Twin Haven Capital Partners, L.L.C. 33 Riverside Avenue, 3rd Floor Westport, Connecticut 06880 Telephone: (203) 293-1813

Schedule B

Name and Address of Stockholder	Number of Shares Subject to Outstanding Vested Restricted Stock Unit Awards
Robert Webster	2,599

c/o Twin Haven Capital Partners, L.L.C. 33 Riverside Avenue, 3rd Floor Westport, Connecticut 06880 Telephone: (203) 293-1813

ANNEX C

[UBS Letterhead]

July 9, 2017

The Board of Directors

Hawaiian Telcom Holdco, Inc.

1177 Bishop Street

Honolulu, Hawaii 96813

Dear Members of the Board:

We understand that Hawaiian Telcom Holdco, Inc., a Delaware corporation (the “Company”), is considering a transaction whereby Cincinnati Bell Inc., an Ohio corporation (“Cincinnati Bell”), will effect a merger involving the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated July 9, 2017 (the “Agreement”), among Cincinnati Bell, the Company and Twin Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Cincinnati Bell (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”) and, as a result of the Merger, the Company will become a wholly owned subsidiary of Cincinnati Bell (the “Transaction”). Pursuant to the terms of the Agreement, as a result of the Merger, other than with respect to Excluded Shares (as defined in the Agreement) and issued and outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) held immediately prior to the effective time of the Merger by (a) the Company as treasury stock, (b) Cincinnati Bell or Merger Sub or (c) any direct or indirect wholly owned subsidiary of the Company or of Cincinnati Bell (other than Merger Sub) (together with the Excluded Shares, the “Excepted Shares”): (i) each share of Company Common Stock with respect to which an election to receive only common shares, par value $0.01 per share, of Cincinnati Bell (“Cincinnati Bell Common Shares” and, such election a “Share Election”) has been validly made and not revoked will be converted into the right to receive 1.6305 Cincinnati Bell Common Shares (the “Share Consideration”); (ii) each share of Company Common Stock with respect to which an election to receive both Cincinnati Bell Common Shares and cash (a “Mixed Election”) has been validly made and not revoked will be converted into the right to receive (A) 0.6522 Cincinnati Bell Common Shares plus (B) $18.45 in cash (the “Mixed Consideration”); (iii) each share of Company Common Stock with respect to which an election to receive only cash (a “Cash Election”) has been validly made and not revoked will be converted into the right to receive $30.75 in cash (the “Cash Consideration”; the aggregate amount of the Share Consideration, the Mixed Consideration and the Cash Consideration to be received by holders of Company Common Stock (other than holders of Excepted Shares) being referred to as the “Aggregate Merger Consideration”); and (iv) each share of Company Common Stock, other than shares as to which a Share Election, Mixed Election or Cash Election has been validly made and not revoked, will be converted into the right to receive the Mixed Consideration, all such Share Elections and Cash Elections being subject to the proration mechanisms, procedures and limitations contained in the Agreement, as to which proration mechanisms, procedures and limitations we are expressing no opinion. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Excepted Shares) of the Aggregate Merger Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past, UBS and its affiliates have provided investment banking, commercial banking and other financial services to the Company and Cincinnati Bell. In the ordinary course of

The Board of Directors

Hawaiian Telcom Holdco, Inc.

July 9, 2017

business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Cincinnati Bell and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address any other aspect or implication of the Transaction or the Agreement, including, without limitation, the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction. In addition, our opinion does not address, or constitute a recommendation with respect to, any particular stockholder election. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Aggregate Merger Consideration to the extent expressly specified herein, of the Agreement or any related documents (including, without limitation, any voting agreements entered into by any holders of the Company Common Stock) or the structure or form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Aggregate Merger Consideration or otherwise. We express no opinion as to what the value of Cincinnati Bell Common Shares will be when issued pursuant to the Transaction or the prices at which Cincinnati Bell Common Shares or Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed dated July 9, 2017, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without any adverse waiver, modification or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Cincinnati Bell or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Cincinnati Bell; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of Cincinnati Bell that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis, certain of which forecasts include certain pro forma effects of the Transaction and the proposed acquisition of OnX Holdings LLC by Cincinnati Bell (the “OnX Acquisition”) and certain estimates of synergies prepared by the management of Cincinnati Bell with respect to the Transaction and the OnX Acquisition; (iv) conducted discussions with members of the senior managements of the Company and Cincinnati Bell concerning the businesses and financial prospects of the Company and Cincinnati Bell; (v) performed discounted cash flow analyses of the Company and Cincinnati Bell in which we analyzed the future cash flows of the Company and Cincinnati Bell using financial forecasts and estimates prepared by the management of the Company; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of Company Common Stock and Cincinnati Bell Common Shares; (ix) reviewed the Agreement; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have

The Board of Directors

Hawaiian Telcom Holdco, Inc.

July 9, 2017

contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Cincinnati Bell, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of (i) the management of the Company as to the future financial performance of the companies and (ii) the management of Cincinnati Bell as to such synergies and pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies and pro forma effects of the Transaction and the OnX Acquisition, referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration to be received by the holders of Company Common Stock (other than holders of Excepted Shares) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Aggregate Merger Consideration in the Transaction.

Very truly yours,

/s/ UBS SECURITIES LLC

UBS SECURITIES LLC

ANNEX D

APPRAISAL RIGHTS OF STOCKHOLDERS

DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II—INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete text of the General Corporation Law of Ohio (the “OGCL”), the Amended and Restated Articles of Incorporation of Cincinnati Bell, the Amended and Restated Regulations of Cincinnati Bell and the Corporate Governance Guidelines of Cincinnati Bell.

The Amended and Restated Articles of Incorporation of Cincinnati Bell do not address indemnification.

Article V of the Amended and Restated Regulations of Cincinnati Bell requires Cincinnati Bell to indemnify, to the full extent permitted by the OGCL, all persons whom it may indemnify pursuant thereto.

Section 9.2 of the Corporate Governance Guidelines of Cincinnati Bell provides that directors and officers of Cincinnati Bell are entitled to have Cincinnati Bell purchase reasonable directors’ and officers’ liability insurance on their behalf, and to receive the benefits of indemnification to the fullest extent permitted by law and Cincinnati Bell’s regulations.

Section 1701.13(E) of the OGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, or is or was serving at the request of the corporation as a director or officer of another entity, because the person is or was a director or officer, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the suit, action or proceeding if (i) the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe the director’s or officer’s conduct was unlawful. In the case of an action by or in the right of the corporation, however, such indemnification may only apply to expenses actually and reasonably incurred by the person in connection with the defense or settlement of such action and no such indemnification may be made if either (a) the director or officer has been adjudged to be liable for negligence or misconduct in the performance of the director’s or officer’s duty to the corporation, unless and only to the extent that the court in which the proceeding was brought determines that the director or officer is fairly and reasonably entitled to indemnification for such expenses as the court deems proper, or (b) the only liability asserted against a director in a proceeding relates to the director’s approval of an impermissible dividend, distribution, redemption or loan. The OGCL further provides that to the extent a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, the corporation must indemnify the director or officer against expenses actually and reasonably incurred by the director or officer in connection with the action, suit or proceeding.

Section 1701.13(E) of the OGCL permits a corporation to pay expenses (including attorneys’ fees) incurred by a director, officer, employee or agent as they are incurred, in advance of the final disposition of the action, suit or proceeding, as authorized by the corporation’s directors and upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification.

Section 1701.13(E) of the OGCL states that the indemnification provided thereby is not exclusive of, and is in addition to, any other rights granted to persons seeking indemnification under a corporation’s articles or regulations, any agreement, a vote of the corporation’s shareholders or disinterested directors, or otherwise. In addition, Section 1701.13(E) of the OGCL grants express power to a corporation to purchase and maintain insurance or furnish similar protection, including trust funds, letters of credit and self-insurance, for director, officer, employee or agent liability, regardless of whether that individual is otherwise eligible for indemnification by the corporation.

The OGCL also permits corporations to purchase and maintain insurance on behalf of any director or officer against any liability asserted against such director or officer and incurred by such director or officer in his capacity as a director or officer, whether or not the corporation would have the power to indemnify the director or officer against such liability under the OGCL.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Acquisition Corp. and Hawaiian Telcom Holdco, Inc. (included in the proxy statement/prospectus as Annex A)

3.1	Amended and Restated Articles of Incorporation of Cincinnati Bell Inc. (Exhibit 3.1 to the registrant’s Current Report on Form 8-K, date of Report April 25, 2008, File No. 1-8519)

3.2	Amendment to the Amended and Restated Articles of Incorporation of Cincinnati Bell Inc. (Exhibit 3.1 to the registrant’s Current Report on Form 8-K, date of Report October 4, 2016, File No. 1-8519)

3.3	Amended and Restated Regulations of Cincinnati Bell Inc. (Exhibit 3.2 to the registrant’s Current Report on Form 8-K, date of Report April 25, 2008, File No. 1-8519)

5.1	Form of Opinion of Bosse Law, PLLC regarding legality of shares*

10.1	Voting Agreement, dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Haven Capital Partners, L.L.C. and the affiliates of Twin Haven Capital Partners, L.L.C. party thereto (included in the proxy statement/prospectus as Annex B)

10.2	Amended and Restated Commitment Letter, dated as of July 24, 2017, among Cincinnati Bell Inc., Morgan Stanley Senior Funding, Inc., PNC Bank, National Association, PNC Capital Markets, LLC, Regions Bank, Barclays Bank PLC, Citigroup Global Markets Inc. and Citizens Bank, N.A.*

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of Deloitte & Touche LLP*

23.3	Consent of Bosse Law, PLLC (to be included in Exhibit 5.1)*

24.1	Power of Attorney*

99.1	Consent of UBS Securities LLC*

99.2	Form of Proxy Card of Hawaiian Telcom*

99.3	Form of Election Form and Letter of Transmittal*

*	Filed herewith

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the

Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Cincinnati and State of Ohio, on August 17, 2017.

CINCINNATI BELL INC.,

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leigh R. Fox	President and Chief Executive Officer (principal executive officer)	August 17, 2017

* Andrew R. Kaiser	Chief Financial Officer (principal financial officer)	August 17, 2017

* Joshua T. Duckworth	Vice President and Controller (principal accounting officer)	August 17, 2017

* Phillip R. Cox	Director	August 17, 2017

* John W. Eck	Director	August 17, 2017

* Jakki L. Haussler	Director	August 17, 2017

* Craig F. Maier	Director	August 17, 2017

* Russel P. Mayer	Director	August 17, 2017

* Theodore H. Torbeck	Director	August 17, 2017

* Lynn A. Wentworth	Director	August 17, 2017

* Martin J. Yudkovitz	Director	August 17, 2017

* John M. Zrno	Director	August 17, 2017

*	By: Christopher J. Wilson, attorney in fact for each person, on August 17, 2017.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Acquisition Corp. and Hawaiian Telcom Holdco, Inc. (included in the proxy statement/prospectus as Annex A)

3.1	Amended and Restated Articles of Incorporation of Cincinnati Bell Inc. (Exhibit 3.1 to the registrant’s Current Report on Form 8-K, date of Report April 25, 2008, File No. 1-8519)

3.2	Amendment to the Amended and Restated Articles of Incorporation of Cincinnati Bell Inc. (Exhibit 3.1 to the registrant’s Current Report on Form 8-K, date of Report October 4, 2016, File No. 1-8519)

3.3	Amended and Restated Regulations of Cincinnati Bell Inc. (Exhibit 3.2 to the registrant’s Current Report on Form 8-K, date of Report April 25, 2008, File No. 1-8519)

5.1	Form of Opinion of Bosse Law, PLLC regarding legality of shares*

10.1	Voting Agreement, dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Haven Capital Partners, L.L.C. and the affiliates of Twin Haven Capital Partners, L.L.C. party thereto (included in the proxy statement/prospectus as Annex B)

10.2	Amended and Restated Commitment Letter, dated as of July 24, 2017, among Cincinnati Bell Inc., Morgan Stanley Senior Funding, Inc., PNC Bank, National Association, PNC Capital Markets, LLC, Regions Bank, Barclays Bank PLC, Citigroup Global Markets Inc. and Citizens Bank, N.A.*

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of Deloitte & Touche LLP*

23.3	Consent of Bosse Law, PLLC (to be included in Exhibit 5.1)*

24.1	Power of Attorney*

99.1	Consent of UBS Securities LLC*

99.2	Form of Proxy Card of Hawaiian Telcom*

99.3	Form of Election Form and Letter of Transmittal*

*	Filed herewith